UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Grifols, S.A.

Full Year 2023 Interim Condensed Consolidated Financial Statements [unaudited]1

Grifols closes a record year and accelerates profitable growth for 2024

Revenue reaches EUR 6,592 million (+11% cc2), EBITDA adjusted improves to EUR 1,474 million (an increase of 26% cc), with clear progress towards the 4x leverage target3

•	Focused commitment to best-in-class corporate governance and leadership

•	Revenue growth driven by Biopharma (+13.3% cc) on the back of solid growth of key plasma proteins. Diagnostic and Bio Supplies also grow by +2.3% cc and +11.3% cc, respectively

•	EBITDA adjusted margin increases to 24.0%, up by 580bps to 26.1% in Q4’23 compared Q4’22, both excluding Biotest

•	Full execution of the Operational Improvement Plan, resulting in more than EUR 450 million[3] annualized cash cost savings, with cost per liter of plasma declining by -22% in December 2023 compared to July 2022 peak

•	Achieved all innovation milestones set for 2023; Fibrinogen ADFIRST trial positive topline results

•	Reported net profit at EUR 59 million, which includes one-offs amounting to EUR 147 million mainly related to restructuring costs

•	Operating cash flow increases by EUR 300 million to EUR 351 million, and free cash flow turns from negative to positive in the second half of 2023, both excluding one-offs

•	Leverage ratio down to 6.3x4 (5.4x pro-forma with SRAAS partial disposal, which is expected to close in the first half of 2024); on track towards 4x target

•	Guidance for 2024, with revenue growth of 7%+ at cc driven by Biopharma (+8-10% cc), and EBITDA adjusted at EUR 1,800+ million (excluding EUR 50m SRAAS 2023 contribution)

Barcelona, Spain, February 29, 2024 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading manufacturer of plasma-derived medicines, reported a strong year marked by a significant improvement of operational and financial performance. The company further accelerated growth, improved EBITDA margins and cash flow generation, thereby making good progress towards its deleveraging target.

Thomas Glanzmann, Grifols’ Executive Chairman and CEO commented: “We delivered fully on our commitments in a record 2023 marked by focus on governance and progressively stronger operational and financial performance. From a re-energized plasma business to completing innovation milestones to the strategic alliance with Haier Group in support of deleveraging, our actions have built a strong momentum and set us up for sustainable profitable growth into 2024 and beyond.”

1 The Interim Condensed Consolidated Financial Statements have been prepared in accordance with IFRS and approved by the Grifols Board of Directors. Grifols has received written confirmation from KPMG that it expects to complete its internal procedures and issue its audit opinion by 8 March 2024, ahead of Spanish current legislation deadline

2 Operating or constant currency (cc) excludes changes rate variations reported in the period

3 Compared to 2022 full year figures, before the effect of inflation

4 Leverage ratio consistently calculated as per the Credit Agreement and including Biotest

Committed to best-in-class governance and leadership team

During 2023, the company began searching for a new CEO to ensure the separation of ownership and management as part of a broader initiative to strengthening the company’s governance, resulting in the naming of the incoming CEO, Nacho Abia, effective, April 1, 2024.

His appointment strengthens the company’s leadership, which in recent months has made key hires including Roland Wandeler as President of the Biopharma Business Unit; Camille Alpi as Chief Human Resources and Talent Officer; Joerg Schüttrumpf as Chief Scientific Innovation Officer; and Miguel Louzan, Chief Digital Information Officer. The new executive lineup, in combination with the existing team, will further strengthen Grifols’ senior management team.

With Grifols commitment to meeting the highest standards of governance, the company is also actively working to simplify structures.

Business performance

In 2023, total revenue grew 10.9% cc (+8.7% on a reported basis), reaching EUR 6,592 million, with all business units and key regions reporting growth.

Biopharma revenue reached EUR 5,558 million growing by 13.3% cc (+11.0%), driven by increasing plasma supply, robust underlying demand for key proteins, favorable pricing, and product mix.

Grifols continued increasing the value of its immunoglobulin (IG) franchise with a clear strategy. The growth of this flagship product by 15.8% cc for the year, excluding Biotest, was notable, especially with the increased adoption of its subcutaneous immunoglobulin (SCIG), Xembify®, which reported a significant growth of 37.3% cc.

As part of the subcutaneous IG commercialization plan, mainly in Europe, Xembify® was launched in Spain in the second quarter of the year, as well as in Australia in the fourth quarter, with expected additional launches in the near future. Grifols aims to capitalize on the growing demand for IG following past launches along with obtaining regulatory approvals across 13 EU countries in 2023.

The company is focused on the immunodeficiency market, targeting primary immunodeficiency (PID) and secondary immunodeficiencies (SID), which are the indications with the highest growth potential. Concurrently, it continues to uphold its leadership position in the fields of neurology and acute care.

Albumin reported an increase of +17.0% cc primarily driven by China and, to a lesser extent, other European countries. Additionally, Alpha-1 showed positive growth in the last quarter of the year, recording a 0.2% cc increase. This upward trend is expected to continue in 2024.

Plasma supply increased by 10%5 over the entire year. In 2023, cost per liter (CPL) declined by 22% compared to July 2022 peak. This decrease was largely driven by the successful execution of the Operational improvement Plan. Notable achievements of this plan include a 32%5 rise in plasma collections per full-time employee (FTE), signalling improved labour productivity, a 5%5 reduction in manufacturing costs, as well as optimization of the plasma-center network, improvements in process efficiencies, enhancement of cost structures, and improved experiences for both donors and employees.

5 FY23 vs. FY22

Diagnostic revenue was up by 2.3% cc (-0.2%) totalling EUR 670 million, primarily driven by blood typing solutions (+8.9% cc), which reported strong sales across key regions.

Bio Supplies revenue increased by 11.3% cc (+9.5%) totalling EUR 160 million, primarily driven by Bio Supplies Biopharma due to new customers and higher demand from current customers. The company continues to leverage the integration of Access Biologicals to capture the full potential of this business unit.

Financial performance and leverage

Gross margin adjusted reached 41.4% in the fourth quarter of 2023, improving by 570bps compared to the same quarter of 2022, contributing to a 39.7% margin for the full year (37.6% in 2022), excluding Biotest. Based on the 9-month lag industry’s inventory accounting, the company recognizes the positive impact on its profit and loss (P&L) from the CPL decline of 22% that started in the third quarter of 2022, as well as from the 5% drop in the manufacturing cost.

EBITDA adjusted amounted to EUR 1,474 million, exceeding guidance, with a margin of 22.4% (24.0% excluding Biotest). The sequential improvement throughout the year is reflected on the 26.1% margin reported in the fourth quarter, excluding Biotest. This was supported by Biopharma’s strong performance, the positive impact on the profit and loss (P&L) from the Operational Improvement Plan’s cost savings, triggering a CPL decline of 22%, as well as operational leverage.

EBITDA adjusted excludes EUR 223 million of one-off charges (EUR 190 million excluding Biotest), mainly comprising EUR 159 million restructuring costs.

EBITDA reported grew to EUR 1,251 million, representing a 19.0% margin (20.8% excl. Biotest).

Reported net profit totalled EUR 59 million in 2023. Excluding one-offs, which mainly includes restructuring costs, this figure increased to EUR 206 million.

Cash flow generation showed a positive trend backed by a strong turnaround in operating performance. Operating cash flow, excluding one-offs6, significantly improved quarter over quarter and reached EUR 351 million in 2023, increasing by EUR 300 million compared to the previous year.

Free cash flow, excluding one-offs6, turned from negative to positive throughout the year, generating close to EUR 120 million in the second half of the year. This was driven by strong momentum across the business and EBITDA expansion.

Deleveraging remains a key priority, with the leverage ratio declining to 6.3x as of year-end, mainly driven by EBITDA improvement. Additionally, the proceeds from the sale of the c.20% stake of Shanghai RAAS to Haier Group will be fully utilized to repay debt. Proforma for this transaction, the leverage ratio stands at 5.4x, which supports clear progress towards the 4x target.

6 Excluding mainly restructuring costs. See Annex for reconciliations

In that respect, Grifols expects to address its 2025 maturities in H1 2024 and will seek to do this in an efficient manner, taking into account both the planned disposal proceeds and the various other options available to company, including refinancing these maturities whilst remaining consistent with its deleveraging objectives.

The strategic alliance with Haier is expected to close in the first half of 2024 and will also drive synergies and capitalize on China’s high-growth market potential in the plasma and diagnostic industries. On top of this, the alliance lengthens the exclusive albumin distribution agreement with SRAAS for the next ten years, with a potential extension of up to 20 years.

Excluding the impact of IFRS 167, net financial debt totalled EUR 9,420 million.

As of December 31, 2023, Grifols had a liquidity position of EUR 1,141 million and a cash position of EUR 526 million.

Grifols projects sustainable profitable growth for 2024

As Grifols moves into 2024, it is well-positioned to accelerate improvements in financial performance and operational efficiency. Central to Grifols' strategy are five levers aimed at securing long-term success and meeting the expectations of patients, donors, customers, and all stakeholders:

-	Focus on core areas: Building presence in Biopharma, Diagnostic, and Bio Supplies
-	Accelerate innovation: Leveraging new technologies to expand the plasma pipeline and explore non-plasma opportunities
-	Global market influence: Seeking strategic partnerships to shape the global market
-	Elevate donor experience: Digitalizing processes for a seamless donor journey
-	Optimize operations continuously: Pursuing efficiencies to excel in business operations

Innovation: Fibrinogen top line phase 3 positive results

Grifols not only achieved all of its projected innovation milestones for 2023 but also made a mark with the top-line results of the Fibrinogen ADFIRST, which demonstrated effectiveness in treating AFD in treating acquired fibrinogen deficiency (AFD) as equivalent to standard of care while maintaining an excellent safety profile.

The regulatory approval process in the EU and US will begin in the fourth quarter of 2024. It would be the first FC approved for an AFD indication in the U.S. in a global market with an estimated potential of USD 800 million.

The innovation pipeline milestones for 2024 are fuelled by internal research and external innovation, focusing on developing assets with long-lasting competitive advantages. Key milestones are the Alpha-1 AT 15% SC with the first sites active and first patient screened, PRECIOSA study with the last patients finalizing treatment, Xembify bi-weekly dose FDA approval, and Yimmugo BLA FDA approval.

7 As of December 2023, the impact of IFRS on total debt is EUR 997 million

2024 Guidance

REVENUE (at cc)
Total revenue growth (incl. Biotest)	7%+
Biopharma revenue growth (incl. Biotest)	8-10%

EBITDA adjusted (excl. EUR 50m SRAAS 2023 contribution)
EBITDA adjusted (incl. Biotest)	EUR 1,800m+
EBITDA adjusted margin (excl. Biotest)	27-28%

CONFERENCE CALL

Grifols will host today a conference call at 2.30pm CET/8.30am EST on Thursday, February 29, 2024, to discuss its full year business update. To listen to the webcast and view the Business Update Presentation, visit our web site www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

The transcript and webcast replay of the call will be available on our web site at www.grifols.com/en/investors within 24 hours after the end of the live conference call.

INVESTORS:

Grifols Investors Relations & Sustainability

inversores@grifols.com - investors@grifols.com

sostenibilidad@grifols.com - sustainability@grifols.com

Tel. +34 93 571 02 21

MEDIA CONTACTS:

Grifols Press Office media@grifols.com / Tel. +34 93 571 00 02

Spain

Duomo Comunicación

Tel.: +34 91 311 92 89 – +34 91 311 92 90

Raquel Lumbreras (M. +34 659 572 185)

Raquel_lumbreras@duomocomunicacion.com

Borja Gómez (M. +34 650 402 225)

Borja_gomez@duomocomunicacion.com

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across a broad range of therapeutic areas: immunology, hepatology and intensive care, pulmonology, hematology, neurology, and infectious diseases.

A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with over 390 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 23,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership.

In 2023, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

DECLARACIÓN DE RESPONSABILIDAD

ESTADOS FINANCIEROS CONSOLIDADOS RESUMIDOS

De conformidad con lo dispuesto en el artículo 11.1.b del Real Decreto 1362/2007, de 19 de octubre, los consejeros de Grifols, S.A. (la "**Sociedad**")

DECLARAN

Bajo su responsabilidad que, hasta donde alcanza su conocimiento, los estados financieros intermedios resumidos consolidados del ejercicio comprendido entre el 1 de enero de 2023 y el 31 de diciembre de 2023, elaboradas con arreglo a los principios decontabilidad aplicables, ofrecen la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad y de las empresas comprendidas en la consolidación tomados en su conjunto, y que el informe de gestión intermedio consolidado incluye un análisis fiel de la información exigida.

En Barcelona, a 28 de febrero 2024

DECLARATION OF RESPONSIBILITY

SUMMARIZED CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the provisions of article 11.1.b of Royal Decree 1362/2007, of 19 October, the directors of Grifols, S.A. (the "**Company**")

DECLARE

On their own responsibility that, to the best of their knowledge, the summarized consolidated interim financial statements for the period from 1 January 2023 to 31 December 2023, prepared in accordance with applicable accounting standards, give a fair view of the net worth, financial situation and results of the Company and of the companies included in its consolidation scope, considered as a whole, and that the consolidated interim director's report contains an accurate analysis of the required information.

In Barcelona, on 28 February 2024

Thomas Glanzmann Executive Chairman	Jose Ignacio Abia Board Member	Raimon Grifols Roura Board Member
Víctor Grifols Deu Board Member	Albert Grifols Coma-Cros Board Member	Carina Szpilka Lázaro Board Member
Tomás Dagà Gelabert Board Member	Íñigo Sánchez-Asiaín Mardones Board Member	Enriqueta Felip Font Board Member
James Costos (*) Board Member	Montserrat Muñoz Abellana Board Member	Susana González Rodríguez Board Member
Núria Martín Barnés Secretary		

(*) Ausente por motivos personales. No obstante, no ha manifestado disconformidad ni oposición alguna con la documentación./ Absent due to personal reasons. However, he did not express any disconformity nor opposition with the documentation.

GRIFOLS, S.A. and subsidiaries Condensed Consolidated Interim Financial Statements for twelve-month period ended 31 December 2023

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Interim Financial Statements for the twelve-month period ended at 31 December 2023 and 2022 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Condensed consolidated financial statements Condensed Consolidated Balance Sheet Condensed Consolidated Statements of Profit and Loss Condensed Consolidated Statements of Comprehensive Income Condensed Consolidated Statements of Cash Flows Condensed Statements of Changes in Consolidated Equity Notes (1) Nature, Principal Activities and Subsidiaries (2) Basis of Presentation (3) Business Combinations and Sales (4) Significant Accounting Policies (5) Segment Reporting (6) Goodwill (7) Other Intangible Assets (8) Leases (9) Property, Plant and Equipment (10) Equity-Accounted Investees (11) Financial Assets (12) Non-current assets held for sale (13) Inventories (14) Contract assets (15) Trade and Other Receivables (16) Cash and Cash Equivalents (17) Equity (18) Earnings per Share (19) Non-Controlling Interests (20) Provisions (21) Financial Liabilities (22) Trade and Other Payables (23) Other Current Liabilities (24) Net Revenues (25) Personnel Expenses (26) Expenses by Nature (27) Finance Result (28) Taxation (29) Other Commitments with Third Parties and Other Contingent Liabilities (30) Financial Instruments (31) Balances and Transactions with Related Parties (32) Environmental Information (33) Other Information (34) Subsequent events

GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Interim Financial Statements for the twelve-month period ended at 31 December 2023 and 2022 SUMMARY (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Appendices Appendix I Information on Group Companies, Associates and Others Appendix II Operating Segments Appendix III Changes in Other Intangible Assets Appendix IV Movement in Rights of Use Appendix V Movement in Property, Plant and Equipment

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets Reference 31/12/23 31/12/22 Goodwill Note 6 6,802,127 7,011,909 Other intangible assets Note 7 2,832,196 2,949,147 Rights of use Note 8 864,067 897,552 Property, plant and equipment Note 9 3,219,621 3,270,937 Investment in equity-accounted investees Note 10 534,970 1,955,177 Non-current financial assets Non-current financial assets measured at fair value 12,182 38,570 Non-current financial assets at amortized cost 328,423 582,175 Total non-current financial assets Note 11 340,605 620,745 Deferred tax assets Note 28 299,843 174,923 Total non-current assets 14,893,429 16,880,390 Non-current assets held for sale Note 12 1,433,867 4,969 Inventories Note 13 3,444,993 3,201,357 Current contract assets Note 14 47,751 35,154 Trade and other receivables Trade receivables 629,045 608,688 Other receivables 90,876 73,181 Current income tax assets 47,213 56,782 Trade and other receivables Note 15 767,134 738,651 Other current financial assets Note 11 Current financial assets measured at fair value 23,644 12,629 Current financial assets at amortized cost 116,588 31,034 Total current financial assets Note 11 140,232 43,663 Other current assets 72,922 81,814 Cash and cash equivalents Note 16 525,567 547,979 Total current assets 6,432,466 4,653,587 Total assets 21,325,895 21,533,977 The accompanying notes form an integral part of the Condensed Consolidated Interim Financial Statements. Condensed Consolidated Balance Sheet at 31 December 2023 and 2022 GRIFOLS, S.A. AND SUBSIDIARIES (Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Equity and liabilities Reference 31/12/23 31/12/22 Share capital 119,604 119,604 Share premium 910,728 910,728 Reserves 4,522,142 4,326,436 Treasury stock (152,748) (162,220) Profit attributable to the Parent 59,315 208,279 Total equity 5,459,041 5,402,827 Cash Flow hedges 998 (438) Other comprehensive Income (9,117) (8,084) Other comprehensive income from non-current assets held for sale 1,520 0 Translation differences 413,206 735,633 Other comprehensive expenses 406,607 727,111 Equity attributable to the Parent Note 17 5,865,648 6,129,938 Non-controlling interests Note 19 2,145,319 2,327,606 Total equity 8,010,967 8,457,544 Liabilities Grants 13,807 15,123 Provisions Note 20 116,925 110,063 Non-current financial liabilities Note 21 9,925,505 9,960,562 Other non-current liabilities 0 15 Deferred tax liabilities Note 28 988,629 1,034,823 Total non-current liabilities 11,044,866 11,120,586 Provisions Note 20 47,806 56,339 Current financial liabilities Note 21 1,017,402 795,686 Trade and other payables Suppliers 781,456 731,918 Other payables 133,181 114,730 Current income tax liabilities 14,523 15,687 Total trade and other payables Note 22 929,160 862,335 Other current liabilities Note 23 275,694 241,487 Total current liabilities 2,270,062 1,955,847 Total liabilities 13,314,928 13,076,433 Total equity and liabilities 21,325,895 21,533,977 The accompanying notes form an integral part of the Condensed Consolidated Interim Financial Statements. at 31 December 2023 and 2022 (Expressed in thousands of Euros) GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Balance Sheet

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Reference 31/12/23 31/12/22 31/12/21 Continuing Operations Net revenue Note 5 and 24 6,591,977 6,063,967 4,933,118 Cost of sales (4,097,406) (3,832,437) (2,970,522) Gross Margin 2,494,571 2,231,530 1,962,596 Research and development (395,282) (361,140) (354,881) Selling, general and administration expenses (1,366,673) (1,190,423) (1,061,508) Operating Expenses (1,761,955) (1,551,563) (1,416,389) Other Income 3,042 22,235 16,302 Profit of equity accounted investees with similar activity to that of the Group Note 10 63,740 103,478 32,555 Operating Result 799,398 805,680 595,064 Finance income 62,326 33,859 11,551 Finance costs (596,864) (478,323) (267,702) Sale of assets at amortized cost Note 15 (24,993) (18,201) (10,292) Change in fair value of financial instruments 1,459 11,999 246 Exchange differences (16,386) 7,725 (11,602) Finance result Note 27 (574,458) (442,941) (277,799) Profit/(loss) of equity accounted investees Note 10 (922) (1,482) 33,188 Profit before income tax from continuing operations 224,018 361,257 350,453 Income tax expense Note 28 (43,349) (90,111) (85,126) Profit after income tax from continuing operations 180,669 271,146 265,327 Consolidated profit for the period 180,669 271,146 265,327 Profit attributable to the Parent 59,315 208,279 188,726 Profit attributable to non-controlling interest Note 19 121,354 62,867 76,601 Basic earnings per share (Euros) Note 18 0.09 0.31 0.28 Diluted earnings per share (Euros) Note 18 0.09 0.31 0.28 The accompanying notes form an integral part of the Condensed Consolidated Interim Financial Statements. GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Profit and Loss (Expressed in thousands of Euros) for each of the twelve-month periods ended 31 December 2023, 2022 and 2021

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails) Reference 31/12/23 31/12/22 31/12/21 Consolidated profit for the period 180,669 271,146 265,327 Items that will not be reclassified to profit or loss Items for reclassification to profit or loss (428,495) 469,551 811,683 Note 10 62,191 30,771 (95,939) Other comprehensive income from non-current assets held for sale 1,520 0 0 Cash flow hedges - effective portion of changes in fair value (20,807) 40,052 4,173 Cash flow hedges - amounts taken to profit or loss 22,722 (44,809) 0 Tax effect (479) 1,189 (1,043) (1,033) (7,215) 286 Other comprehensive income for the period, after tax (364,381) 489,539 719,160 Total comprehensive income for the period (183,712) 760,685 984,487 Total comprehensive income attributable to the Parent (261,189) 600,038 797,762 77,477 160,647 186,725 The accompanying notes form an integral part of the Condensed Consolidated Interim Financial Statements. Total comprehensive income attributable to non-controlling interests Equity accounted investees / Translation differences Other GRIFOLS, S.A. AND SUBSIDIARIES Condensed Consolidated Statements of Comprehensive Income for each of the twelve-month periods ended 31 December 2023, 2022 and 2021 (Expressed in thousands of Euros) Translation differences

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows
for each of the twelve-month periods ended 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

(Free translation from the original Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Reference	31/12/23	31/12/22	31/12/21
Cash flows from operating activities				
Profit before tax		**224,018**	**361,257**	**350,453**
Adjustments for:		**1,023,275**	**780,436**	**574,493**
Amortization and depreciation	Note 26	441,918	407,864	359,767
Other adjustments:		581,357	372,572	214,726
(Profit) / losses on equity accounted investments	Note 10	(62,818)	(101,996)	(65,744)
Impairment of assets and net provision charges		100,943	69,982	64,091
(Profit) / losses on disposal of fixed assets	Notes 7, 8 and 9	7,182	(1,731)	1,196
Government grants taken to income		(10,260)	(16,440)	(5,608)
Finance cost / (income)		555,795	445,027	246,189
Other adjustments		(9,485)	(22,270)	(25,398)
Change in operating assets and liabilities		**(369,608)**	**(609,219)**	**(140,908)**
Change in inventories		(427,095)	(600,245)	(157,474)
Change in trade and other receivables		(53,140)	(80,170)	(16,806)
Change in current financial assets and other current assets		7,358	(9,010)	(7,075)
Change in current trade and other payables		103,269	80,206	40,447
Other cash flows used in operating activities		**(669,402)**	**(543,341)**	**(187,063)**
Interest paid	Note 21d	(528,942)	(350,387)	(155,120)
Interest received		13,747	4,054	407
Income tax paid		(158,854)	(196,436)	(30,595)
Other paid		4,647	(572)	(1,755)
Net cash from/used in operating activities		**208,283**	**(10,867)**	**596,975**
Cash flows from investing activities				
Payments for investments		**(418,202)**	**(2,073,480)**	**(876,678)**
Group companies, associates and business units	Notes 3 and 10	(29,474)	(1,533,264)	(519,128)
Property, plant and equipment and intangible assets		(295,420)	(375,560)	(315,088)
Property, plant and equipment	Note 7	(209,538)	(266,491)	(247,373)
Intangible assets	Note 9	(85,882)	(109,069)	(67,715)
Other financial assets		(93,308)	(164,656)	(42,462)
Proceeds from the sale of investments		**20,566**	**94,657**	**22,529**
Group companies, associates and business units	Notes 3 and 10	0	91,373	20,399
Property, plant and equipment		5,430	3,284	639
Other financial assets		15,136	0	1,491
Net cash used in investing activities		**(397,636)**	**(1,978,823)**	**(854,149)**
Cash flows from financing activities				
Proceeds from and payments for equity instruments		0	(3,459)	(125,703)
Payments for treasury stock		0	(3,459)	(125,703)
Proceeds from and payments for financial liability instruments		180,579	(177,372)	2,746,380
Issue		1,637,798	1,134,168	3,324,399
Redemption and repayment		(1,351,367)	(1,207,253)	(495,327)
Lease payments	Note 8 and 21d	(105,852)	(104,287)	(82,692)
Dividends and interest on other equity instruments		0	10,125	(247,498)
Dividends paid		0	(592)	(258,946)
Dividends received	Note 10	0	10,717	11,448
Other cash flows used in financing activities		1,456	(2,787)	(75,500)
Financing costs included in the amortized cost of the debt		0	0	(78,165)
Other amounts from / (used in) financing activities		1,456	(2,787)	2,665
Net cash from/(used in) financing activities		**182,035**	**(173,493)**	**2,297,679**
Effect of exchange rate fluctuations on cash		**(15,094)**	**35,551**	**55,459**
Net increase / (decrease) in cash and cash equivalents		**(22,412)**	**(2,127,632)**	**2,095,964**
Cash and cash equivalents at beginning of the period		**547,979**	**2,675,611**	**579,647**
Cash and cash equivalents at period end	Note 16	**525,567**	**547,979**	**2,675,611**

The accompanying notes form an integral part of the Condensed Consolidated Interim Financial Statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Statement of Changes in Consolidated Equity
for the twelve-month periods ended 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent						Accumulated other comprehensive income						
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2020		119,604	910,728	3,776,932	618,546	–	(43,734)	(272,529)	(1,155)	–	–	–	1,611,663	6,720,055
Translation differences		–	–	–	–	–	–	605,620	–	–	–	605,620	110,124	715,744
Cash flow hedges	Note 30	–	–	–	–	–	–	–	–	–	3,130	3,130	–	3,130
Other comprehensive income		–	–	–	–	–	–	–	286	–	–	286	–	286
Other comprehensive income / (expense) for the period		–	–	–	–	–	–	605,620	286	–	3,130	609,036	110,124	719,160
Profit/(loss) for the period		–	–	–	188,726	–	–	–	–	–	–	188,726	76,601	265,327
Total comprehensive income / (expense) for the period		–	–	–	188,726	–	–	605,620	286	–	3,130	797,762	186,725	984,487
Net change in treasury stock	Note 17 (d)	–	–	–	–	–	(120,455)	–	–	–	–	(120,455)	–	(120,455)
Acquisition / Divestment of non-controlling interests	Note 17 (c)	–	–	(1,611)	–	–	–	–	–	–	–	(1,611)	1,522	(89)
Other changes		–	–	(8,036)	–	–	–	–	–	–	–	(8,036)	82	(7,954)
Distribution of 2020 profit:														
Reserves		–	–	618,546	(618,546)	–	–	–	–	–	–	–	–	–
Dividends		–	–	(252,443)	–	–	–	–	–	–	–	(252,443)	(6,503)	(258,946)
Interim dividend		–	–	–	–	–	–	–	–	–	–	–	–	–
Operations with shareholders or owners		–	–	356,456	(618,546)	–	(120,455)	–	–	–	–	(382,545)	(4,899)	(387,444)
Balance at 31 December 2021		119,604	910,728	4,133,388	188,726	–	(164,189)	333,091	(869)	–	3,130	5,523,609	1,793,489	7,317,098
Translation differences		–	–	–	–	–	–	402,542	–	–	–	402,542	97,780	500,322
Cash flow hedges	Note 30	–	–	–	–	–	–	–	–	–	(3,568)	(3,568)	–	(3,568)
Other comprehensive income		–	–	–	–	–	–	–	(7,215)	–	–	(7,215)	–	(7,215)
Other comprehensive income / (expense) for the period		–	–	–	–	–	–	402,542	(7,215)	–	(3,568)	391,759	97,780	489,539
Profit/(loss) for the period		–	–	–	208,279	–	–	–	–	–	–	208,279	62,867	271,146
Total comprehensive income / (expense) for the period		–	–	–	208,279	–	–	402,542	(7,215)	–	(3,568)	600,038	160,647	760,685
Net change in treasury stock	Note 17 (d)	–	–	–	–	–	1,969	–	–	–	–	1,969	–	1,969
Acquisition / Divestment of non-controlling interests	Note 17 (c)	–	–	–	–	–	–	–	–	–	–	–	373,468	373,468
Other changes		–	–	4,322	–	–	–	–	–	–	–	4,322	2	4,324
Distribution of 2021 profit:														
Reserves		–	–	188,726	(188,726)	–	–	–	–	–	–	–	–	–
Dividends		–	–	–	–	–	–	–	–	–	–	–	–	–
Interim dividend		–	–	–	–	–	–	–	–	–	–	–	–	–
Operations with shareholders or owners		–	–	193,048	(188,726)	–	1,969	–	–	–	–	6,291	373,470	379,761
Balance at 31 December 2022		119,604	910,728	4,326,436	208,279	–	(162,220)	735,633	(8,084)	–	(438)	6,129,938	2,327,606	8,457,544
Translation differences		–	–	–	–	–	–	(322,427)	–	–	–	(322,427)	(43,877)	(366,304)
Cash flow hedges	Note 30	–	–	–	–	–	–	–	–	–	1,436	1,436	–	1,436
Other comprehensive income		–	–	–	–	–	–	–	(1,033)	–	–	(1,033)	–	(1,033)
Other comprehensive income from non-current assets held for sale		–	–	–	–	–	–	–	–	1,520	–	1,520	–	1,520
Other comprehensive income / (expense) for the period		–	–	–	–	–	–	(322,427)	(1,033)	1,520	1,436	(320,504)	(43,877)	(364,381)
Profit/(loss) for the period		–	–	–	59,315	–	–	–	–	–	–	59,315	121,354	180,669
Total comprehensive income / (expense) for the period		–	–	–	59,315	–	–	(322,427)	(1,033)	1,520	1,436	(261,189)	77,477	(183,712)
Net change in treasury stock	Note 17 (d)	–	–	–	–	–	9,472	–	–	–	–	9,472	–	9,472
Acquisition / Divestment of non-controlling interests	Note 17 (c)	–	–	(1,525)	–	–	–	–	–	–	–	(1,525)	325	(1,200)
Other changes		–	–	(11,048)	–	–	–	–	–	–	–	(11,048)	(260,089)	(271,137)
Distribution of 2022 profit:														
Reserves		–	–	208,279	(208,279)	–	–	–	–	–	–	–	–	–
Dividends		–	–	–	–	–	–	–	–	–	–	–	–	–
Interim dividend		–	–	–	–	–	–	–	–	–	–	–	–	–
Operations with shareholders or owners		–	–	195,706	(208,279)	–	9,472	–	–	–	–	(3,101)	(259,764)	(262,865)
Balance at 31 December 2023		119,604	910,728	4,522,142	59,315	–	(152,748)	413,206	(9,117)	1,520	998	5,865,648	2,145,319	8,010,967

The accompanying notes form an integral part of the Condensed Consolidated Interim Financial Statements.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 1 (1) Nature, Principal Activities and Subsidiaries Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Jesús i Maria, 6, 08022, Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares (ADRs) were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the condensed consolidated interim financial statements. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially hemoderivatives. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). (2) Basis of Presentation The condensed consolidated interim financial statements for the twelve-month period ended 31 December 2023 have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The condensed consolidated interim financial statements have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and, in particular in accordance with IAS 34 Interim Financial Statements which for Grifols Group purposes, are identical to the standards as issued by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2023, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the twelve-month period ended 31 December 2023. These condensed consolidated interim financial statements have been formulated by the Board of Directors at its meeting held on 28 February 2024. The condensed consolidated interim financial statements are presented in thousands of Euros, which is the functional and presentation currency of the Parent. These condensed consolidated interim financial statements for the twelve-month period ended 31 December 2023 show comparative figures for 2022 and voluntarily show figures for 2021 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for the twelve-month periods ended 31 December 2023, 2022 and 2021 and

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2 the consolidated balance sheet for 2023 and 2022, the effects of the application new standards described in note 2 must be taken into account. The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its condensed consolidated interim financial statements under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Spanish capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market. In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the twelve-month period ended 31 December 2023 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland. (a) Relevant accounting estimates, assumptions and judgments used when applying accounting principles The preparation of the condensed consolidated interim financial statements in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements. • Determination of the fair value of assets, liabilities and contingent liabilities in relation to business combinations. The fair value methods used by the Group are detailed in note 3. During the twelve-month period ended 31 December 2023, there were no significant business combinations. • Assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. The key assumptions used are specified in note 6. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount. • Evaluation of the capitalization of development costs (see note 4(d)). The key assumption is related to the estimation of sufficient future economic benefits of the projects. • The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(q) and 28). • Determination of chargebacks made to certain customers in the United States (see note 4 (p)). • The assumptions used for the calculation of the fair value of financial instruments (see notes 3, 29 and 31). Evaluation of whether Grifols controls a subsidiary or not, analyzing factors such as rights derived from contractual agreements, as well as actual and potential voting rights, considering for these purposes the potential voting rights held by Grifols exercisable at the closing date.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 3 No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30. (b) Basis of consolidation Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2023, 2022 and 2021, as well as the consolidation method used in each case for preparation of the accompanying condensed consolidated interim financial statements. Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and over which it has no control but does have significant influence, have been accounted for under the equity method. Although the Group holds 49% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the economic and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares. As a consequence, it has been fully consolidated. On the other hand,, although the Group holds the 75% of the share capital of Biotek America LLC (“ITK JV”), a company created as a result of a collaboration with Immunotek GH, LLC (Immunotek) with the aim of building and managing 28 plasma donor centers (see note 11), it has been accounted for under the equity method based on the judgements exposed in note 11. The entities Haema AG, BPC Plasma, Inc. and Haema Plasma Kft., of which Grifols does not hold shares, but there exists control over them (see notes 3(d) and 19), have been fully consolidated. Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group. As a consequence, it has been fully consolidated. Changes in associates and jointly controlled entities are detailed in note 10. Changes in subsidiaries In 2023: • Grifols Escrow Issuer, S.A. and Gripdan Invest, S.L. With effect as of 1 January 2023, Grifols Escrow Issuer, S.A., Gripdan Invest, S.L and Grifols, S.A. entered into a merger agreement, with Grifols, S.A. being the surviving company. This operation has had no impact on these condensed consolidated interim financial statements. • Access Biologicals LLC. and Chiquito Acquisition Corp. With effect as of 1 April 2023, Access Biologicals, L.L.C, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc. (formerly Interstate Blood Bank, Inc. (IBBI)) entered into a merger agreement, with Grifols Bio Supplies, Inc. being the surviving company. This operation has had no impact on these condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 4 • Goetech LLC On 30 June 2023, the company Geotech LLC (D/B/A Medkeeper) has been dissolved. This operation has had no impact on these condensed consolidated interim financial statements. .. • AlbaJuna Therapeutics, S.L. On 9 October 2023, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire the remaining 51% of shares of AlbaJuna Therapeutics, S.L. for a total amount of 1 Euro (see note 3 (b)). • Biotest (U.K.), Ltd. On 1 st June 2023, Grifols U.K., Ltd. reached an agreement with Biotest AG to acquire the total shares of Biotest (U.K. Ltd.) for a total amount of Euros 20,079 thousand. With effect 1st November 2023, Biotest (U.K., Ltd.) has transferred its net assets to Grifols U.K., resulting in an amalgamation. The following companies were formed during 2023 and became part of the Grifols Group consolidated: • Biomat Holdings, LLC • Canada, Inc. (subsequently changed its name to Grifols Plasma Canada - Ontario Inc.) In 2022: • Albimmune, S.L. On 13 January 2022, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire 51% of the shares of Albimmune, S.L. for a total amount of Euros 3,000. • VCN Biosciences, S.L. On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand. As a result of this divestment, the Group has recognized income of Euros 7,557 thousand in the statement of profit and loss. • Biomat USA, Inc. Effective 1 April 2022, Biomat USA Inc. and Talecris Plasma Resources, Inc. entered into a merger agreement, and the resulting company was Biomat USA, Inc. • Biotest AG and Grifols Biotest Holdings GmbH On 25 April 2022, and once all regulatory approvals had been obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG and the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, for Euros 1,460,853 thousand (see note 3).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 5 • Access Biologicals Inc. On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million (see note 3 and 10). • Grifols México, S.A. de C.V. Effective 15 December 2022, Grifols México, S.A. de C.V. and Logística Grifols, S.A. de C.V. entered into a merger agreement, and the resulting company was Grifols México, S.A. de C.V. In 2021: • Grifols Pyrenees Research Center, SL Grifols, through its wholly-owned subsidiary Grifols Innovation and New Technologies Limited (“GIANT”), owns 80% of the company Grifols Pyrenees Research Center, SL, which was created to develop and manage a new research center specializing in immunology, which will enhance the knowledge of the human immune system and develop new immunological therapies. The contribution made by the Group amounted to Euros 2 thousand. The remaining 20% belongs to the Government of Andorra, through its economic promotion office Andorra Desenvolupament i Inversió. • Gigagen, Inc. On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million. With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it is considered a group company and started to be consolidated under the full integration method. Until that date, the previous shareholding of 43.96% was accounted for by the equity method. The difference between the fair value of the previous shareholding and the value recognized in books was Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a gain for this amount "Profit/Loss of equity accounted investees” in the statement of profit and loss (see note 3). • Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., reached an agreement to acquire all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 3). • Grifols Escrow Issuer, S.A. On August 26, 2021, Grifols, S.A. acquired all of the shares of Grifols Escrow Issuer, S.A. for a total consideration of US Dollars 60 thousand. • Araclon Biotech, SL On October 2021 Araclon Biotech, S.L carried out a share capital increases of Euros 10 million. After the latter capital increase Grifols’ interest rises to 75.85%.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 6 • Haema Plasma Kft. On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. (see note 3 (b)). The following companies were incorporated during 2021 and were included in the consolidated Grifols Group. • Grifols Middle East&Africa, LLC • Grifols Bio North America, LLC • Biomat Holdco, LLC • Biomat Newco, Corp (c) Amendments to IFRS in 2023, 2022 and 2021 In accordance with IFRS, the following should be noted in connection with the scope of application of IFRS and the preparation of these condensed consolidated interim financial statements of the Group. Effective in 2023 The following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force in 2023 and, therefore, have been taken into account in the preparation of these condensed consolidated interim financial statements: Normas EU effective date IASB effective date IAS 12 Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 7 May 2021) 1 January 2023 1 January 2023 IFRS 17 Insurance Contracts (issued on 18 May 2017); including Amendments to IFRS 17 (issued on 25 June 2020) 1 January 2023 1 January 2023 IAS 8 Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estitmates (issued on 12 February 2021) 1 January 2023 1 January 2023 IAS 1 Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued on 12 February 2021) 1 January 2023 1 January 2023 IAS 12 Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules (issued 23 May 2023) 1 January 2023 1 January 2023 IFRS 17 Amendments to IFRS 17 Isurance contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information (issued on 9 December 2021) 1 January 2023 1 January 2023 Mandatory application for annual periods The application of these standards and interpretations has had no significant impact on these condensed consolidated interim financial statements. Standards issued but not effective in 2023 At the date these condensed consolidated interim financial statements were authorized for issue, the following IFRS and amendments have been published by the IASB but their application is not mandatory until the future periods indicated below:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 7 Standards EU effective date IASB effective date IAS 1 Amendments to IAS 1 Presentation of Financial Statements: - Classification of Liabilities as Current or Non-current Date (issued on 23 January 2020); - Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 15 July 2020); and - Non-current Liabilities with Covenants (issued on 31 October 2022) 1 January 2024 1 January 2024 IFRS 16 Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022) 1 January 2024 1 January 2024 IAS 7 Amendments to IAS 7 Cash flow statement and IFRS 16 Financial instruments: information to disclose: Financial agreements with suppliers (issued on 25 May 2023). pending 1 January 2024 IAS 21 Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on 15 August 2023) pending 1 January 2025 Mandatory application for annual periods beginning on or after: The Group has not applied any of these standards or interpretations in advance of their effective date. The application of these standards and interpretations would not have significant impact on these consolidated financial statements. Effective in 2022 Effective in 2021 Standards EU effective date IASB effective date Various Amendments issued 14 May 2020 to: - IFRS 3 Business Combinations: references to the Conceptual Framework; - IAS 16 Property, Plant and Equipment: Proceeds before Intended Use; - IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract ; and - Annual Improvements to IFRSs 2018-2020: IFRS 1, IFRS 9, IFRS 16 and IAS 41. 1 January 2022 1 January 2022 Mandatory application for annual periods beginning on or after: Standards EU effective date IASB effective date IFRS 4 Amendments to IFRS 4 Insurance Contracts – deferral of IFRS 9 (issued on 25 June 2020) 1 January 2021 1 January 2021 Various Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020) 1 January 2021 1 January 2021 IFRS 16 Amendment to IFRS 16 Leases Covid 19-Related Rent Concessions beyond 30 June 2021 (issued on 31 March 2021) 1 April 2021 1 April 2021 Mandatory application for annual periods beginning on or after:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 8 (3) Business Combinations and Divestments 2023 a) Saskatoon plasma center On 7 July, 2023, Grifols, through its 100% owned subsidiary Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.), acquired a plasma donation center from Canadian Plasma Resources Corporation. The purchase price was Canadian Dollars 11,558thousand (Euros 8,018 thousand). Aggregate details of the cost of the business combination, provisional the fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Canadian Dollars Cost of the business combination Consideration paid 8,018 11,558 Total consideration paid 8,018 11,558 Fair value of net assets acquired 160 231 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 7,858 11,327 The amounts determined at the acquisition date of the assets acquired are as follows: Thousands of Euros Thousands of Canadian Dollars Property, plant and equipment 96 138 Inventories 64 93 Total Assets 160 231 Total net assets acquired 160 231 Fair Value The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. The entire goodwill is considered tax deductible. b) Albajuna Therapeutics, S.L. On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited (GIANT), reached an agreement to acquire the remaining of the 51% of the shares of Albajuna Therapeutics, S.L. (hereinafter "Albajuna”) for a total amount of 1 euro. In 2016, Grifols made a capital investment of 3.75 million euros in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders' Agreement of January 2016, Grifols held a 49% stake in the company's capital. Albajuna Therapeutics, S.L. is a

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 9 Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV. Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Reference Thousands of Euros Cost of the business combination Consideration paid 0 Total consideration paid - Fair value of net assets acquired (1,794) Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 1,794 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousands of Euros Non-current financial assets 165 Deferred tax assets 239 Trade and other receivables 185 Cash and cash equivalents 86 Total assets 675 Non-current financial liabilities (2,300) Current financial liabilities (164) Trade and other payables (5) Total Liabilities and contingent liabilities (2,469) Total net assets acquired (1,794) As future economic benefits cannot be estimated at acquisition’s date, the total amount allocated to goodwill has been totally impaired at the moment of its posting (See note 6). 2022 c) Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics, Inc., acquired all the shares of Prometic Plasma Resources Inc. for a total of Canadian Dollars 11,127 thousand (Euros 7,757 thousand).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 10 Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Canadian Dollars Cost of the business combination Consideration paid 7,757 11,127 Total consideration paid 7,757 11,127 Fair value of net assets acquired 4,933 7,075 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 2,824 4,052 At transaction date, total consideration paid was allocated to goodwill, and the amount was restated based on the fair value of the net assets acquired during the following year. Consequently, the amount reflected in note 6 is the movement between both effects, while the amount in the previous table shows the final balance. The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of Canadian Dollars Other Intangible Assets 551 791 Rights of Use 238 341 Property, plant and equipment 36 51 Inventories 71 102 Trade and other reeceivables 4,603 6,602 Other current assets 9 13 Cash and cash equivalents 32 46 Total Assets 5,540 7,946 Non-current financial liabilities (32) (46) Current financial liabilities (264) (379) Trade and other payables (311) (446) Total Liabilities (607) (871) Total net assets acquired 4,933 7,075 Fair Value The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) acquisition had an impact of Euros 3,933 thousand benefit in the Group result from the acquisition date until the end of the twelve-month period ended 31 December 2022.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 11 d) Haema Plasma Kft. On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. Scranton is a shareholder of Grifols. On 1 February 2021 the Group signed a call option on the shares of Haema Plasma kft, exercisable by the Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt. The Group has potential voting rights arising from the option to purchase the shareholding and these are substantive, based on: • A call option for Grifols which gives it the irrevocable and exclusive right (not an obligation) to acquire the Haema Plasma Kft shareholding at any time after 1 February 2022. • Grifols is committed to providing support services in the business of collecting, processing and distributing plasma from the donation centers. There is also a Plasma Supply Agreement whereby the plasma produced by these entities will be used almost entirely to cover Grifols' needs. There is no sales exclusivity. • There are no shareholder agreements that provide for relevant decisions to be approved in a manner other than by majority vote. The above are indicators of the power that Grifols acquires over this entity, considering that the call option is likely to be exercised and Grifols will have the financial capacity to carry it out. Consequently, at the time the option becomes exercisable, the option empowers Grifols, even though it has not yet been exercised, and Haema Plasma Kft. is therefore consolidated in Grifols' consolidated financial statements from 2022. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Hungarian Forint Call option price 16,948 6,228,796 Total consideration 16,948 6,228,796 Fair value of net assets acquired 2,209 812,371 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 14,739 5,416,425 Grifols did not make any monetary consideration for this purchase option.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 12 The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of Hungarian Forint Other Intangible assets 37 13,620 Rights of Use 3,421 1,257,286 Property, plant and equipment 1,301 478,222 Other non-current assets 302 110,810 Deferred tax assets 13 4,742 Inventories 2,784 1,022,926 Trade and other receivables 357 131,821 Other current assets 252 92,769 Cash and cash equivalents 3,343 1,228,356 Total Assets 11,810 4,340,552 Provisions (169) (61,946) Non-current financial liabilities (2,517) (925,074) Current financial liabilities (4,281) (1,573,216) Trade and other payables (2,100) (771,861) Other current liabilities (534) (196,084) Total Liabilities and contingent liabilities (9,601) (3,528,181) Total net assets acquired 2,209 812,371 Fair Value The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licences and workforce. The entire goodwill is not considered tax deductible. As of 31 December 2023, the option is in the money since the exercise price is approximately equal to the price of Haema Plasma, Kft shares. On the other hand, since the valuation of the option is based on non-observable market variables, it corresponds to Level 3 of the fair value hierarchy. Taking into account the uncertainties underlying the valuation of the option as it involves non-observable variables, and the value of the option not being significant, said value has not been recognized as of 31 December 2023 and 2022. e) VCN Biosciences, S.L. On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand (Euros 6,901 thousand). As a result of this divestment, the Group recognized an income of Euros 7,557 thousand under “other income” in the statement of profit and loss of profit and loss. VCN’s net assets were derecognised from the consolidated group as of the indicated date.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 13 f) Biotest AG On 25 April 2022, and once all regulatory approvals were obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand. The transaction was structured as follows: • Grifols acquired the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for Euros 1,090,518 thousand. This amount included a loan from Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, to Biotest AG of Euros 317,876 thousand. The Biotest shares were valued at Euros 43.00 per ordinary share (17,783,776 shares) and Euros 37.00 per preference share (214,581 shares). • At the same time as the transaction, Grifols closed the voluntary takeover bid to all shareholders, which involved the payment of 370,335 thousand of euros for 1,435,657 ordinary shares at 43.00 euros per share and 8,340,577 preference shares at 37.00 euros per share. The investment in Biotest will significantly strengthen Grifols' capabilities, including its scientific and technical capabilities, helping to strengthen the availability of plasma medicines, its commercial presence and its R&D pipeline. With the opening of 2 new centers, Biotest now has 28 plasma donation centers in Europe. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Cost of the business combination Consideration paid 1,460,853 Total consideration paid 1,460,853 Fair value of net assets acquired 1,157,229 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 303,624 The resulting goodwill was allocated to the Biopharma segment.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 14 The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousand of Euros Other Intangible Assets 1,172,582 Rights of Use 25,256 Property, plant and equipment 545,667 Other non-current assets 13,969 Deferred Tax Assets 9,109 Inventories 259,316 Contract Assets 35,319 Trade and other receivables 88,249 Other current assets 25,644 Cash and cash equivalents 94,662 Total assets 2,269,773 Non-controlling interests (356,386) Non-current provisions (120,298) Non-current financial liabilities (182,761) Other non-current liabilities (9) Deferred tax liabilities (347,192) Current Provisions (18,239) Current financial liabilities (35,052) Trade and other payables (40,489) Other current liabilities (12,118) Total Liabilities and contingent liabilities (1,112,544) Total net assets acquired 1,157,229 As part of the purchase price allocation, the company determined that identifiable intangible assets are the research and development projects in progress, the current product portfolio as well as certain distribution agreements. The fair value of intangible assets was estimated using an income approach and the projected cash flows were discounted using rates between 8.6% and 11%. The cash flows were based on estimates used to establish the transaction price and the discount rates applied were compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The fair value of research and development projects in progress involving plasma therapies (Fibrinogen, IgM and IgG) were estimated in accordance with an income approach based on the Multiple-Period Excess Earnings Method for the application of which the results of such projects were adjusted for the probability of success according to the clinical phase of the project at the date of the transaction. The current product portfolio comprises regulatory approvals, trademarks, patient relationships and physician relationships related to products currently marketed by Biotest. The distribution agreements identified as intangible assets relate to the distribution of certain products in different geographic regions. In both cases, the fair value was determined using the Multiple-Period Excess Earnings Method.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 15 Research and development projects in progress, the current product portfolio and distribution agreements are amortized on a straight-line basis over an average period of 20, 30 and 7.5 years, respectively. If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 154,846 thousand and the group result by Euros (15,434) thousand. Biotest Group’s acquisition had an impact of Euros 15,605 thousand loss in the Group result from the acquisition date until the end of fiscal year 2022. The Group recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 23,600 thousand of transaction costs. g) Access Biologicals Inc. On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51% for a total of US Dollars 142 million. With the acquisition of 100% of the stake, Grifols obtained control over Access Biologicals LLC and was therefore considered a group company and consolidated under the full consolidation method. The difference between the fair value of the previous shareholding and the recognised carrying amount was Euros 72,984 thousand (US Dollars 77,209 thousand), and a gain of this amount was recognised under " Profit/(loss) of equity accounted investees " in the statement of profit and loss of profit or loss (see note 10). Access Biologicals' core business is the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provides support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of US Dollars Cost of the business combination First share purchase 48,218 51,010 Second share purchase (present value) 134,742 142,544 Total consideration paid 182,960 193,554 Gain on the previously held investment 72,984 77,209 Accumulated gain for equity method before acquisition date 8,256 8,735 Step-up of the previously held investment 81,240 85,944 Fair value of net assets acquired (83,366) (88,193) Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 180,834 191,305

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 16 The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of US Dollars Other Intangible Assets 82,080 86,832 Property, plant and equipment 2,589 2,739 Other non-current assets 75 79 Inventories 16,836 17,811 Trade and other receivables 7,522 7,958 Other current assets 1,529 1,618 Cash and cash equivalents 2,987 3,160 Total Assets 113,618 120,197 Trade and other payables (7,249) (7,669) Deferred tax liabilities (22,981) (24,312) Other non-current liabilities (22) (23) Total Liabilities and contingent liabilities (30,252) (32,004) Total net assets acquired 83,366 88,193 Fair Value The resulting provisional goodwill was allocated to the Bio-Supplies segment. As part of the purchase price allocation, the Company determined that identifiable intangible assets are customer relationships. Customer relationships were valued using the Multiple-Period Excess Earnings Method, for the application of which a discount rate of 8.1% was considered and a decline rate resulting in an average useful life of 14 years. The cash flows were based on estimates used to establish the transaction price and the discount rate applied was compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The factors contributing to its recognition were the acquired workforce as well as the expected benefits from the combination of the Group's activities. If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 4,402 thousand and the group result by Euros 1,819 thousand. Access Biologicals, Inc acquisition had an impact of Euros 9,479 thousand benefit in the Group result from the acquisition date until the end of fiscal year 2022. The Group recognized under operating expenses in the consolidated statement of profit and loss an amount of Euros 486 thousand of transaction costs.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

h) Goetech, LLC

In July 2022, Grifols closed an agreement to sell in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for a US Dollars 91,635 thousand Enterprise Value (Euros 90,002 thousand). MedKeeper develops and markets innovative mobile and cloud-based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance.

As a consequence of this divestment, the Group recognized an income of Euros 23,106 thousand in the profit and loss account. Goetech's net assets were derecognized from the consolidated group as of the indicated date.

2021

i) Gigagen, Inc.

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total consideration of US Dollars 90.5 million.

GigaGen is a U.S. biotechnology company specializing in the discovery and early development of recombinant biotherapeutic drugs. GigaGen's research focuses on the discovery of new biological treatments based on antibodies derived from millions of donor-derived immune system cells.

With the acquisition of 100% of the shareholding, Grifols obtained control over Gigagen and, therefore, it was considered a group company and is consolidated under the full consolidation method. Until that date, the previous shareholding of 43.96% was accounted for using the equity method. The difference between the fair value of the previous shareholding and the value recognized in books was Euros 34,525 thousand (US Dollars 41,758 thousand), recognizing a profit for this amount under "Profit/(loss) of equity accounted investees " in the statement of profit and loss.

From the total amount agreed, as of 31 December 2021, an amount of Euros 38,201 thousand was paid in cash and Euros 36,591 thousand were payable. This amount was presented under "Current financial liabilities" in the balance sheet and it was paid in March 2022.

The Group recognized an amount of Euros 404 thousand of transaction costs under operating expenses in the consolidated statement of profit and loss.

Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below:

	Thousands of Euros	Thousands of US Dollars
Consideration paid		
First share purchase	38,201	46,203
Second share purchase (present value)	35,227	42,608
Total consideration paid	73,428	88,811
Fair value of the previous investment in the company	50,792	61,434
Fair value of net assets acquired	18,760	22,691
Goodwill (excess of the cost of the business combination over the fair value of net assets acquired)	105,460	127,554

17

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 18 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: º Fair value Thousands of Euros Thousands of US Dollars Development costs in progress 24,027 29,061 Property, plant and equipment 1,168 1,413 Non-current financial assets 151 183 Trade and other receivables 56 68 Other current assets 2,368 2,864 Cash and cash equivalents 12,389 14,985 Total assets 40,159 48,574 Non-current liabilities (17,792) (21,520) Current liabilities (3,607) (4,363) Total liabilities and contingent liabilities (21,399) (25,883) Total net assets identified 18,760 22,691 The fair value of the R&D projects in progress was estimated based on market approach of comparable transactions. The resulting goodwill was allocated to the others segment and includes the specialized R&D workforce and the portfolio of future early-stage products. The acquired business generated consolidated results for the Group during the period from the acquisition date to year-end in the amount of Euros 4,350 thousand. If the acquisition had occurred as of 1 January 2021, the Group's net revenues and results would not have changed significantly. Gigagen acquisition had an impact of Euros 4,350 thousand loss in the Group result from the acquisition date until the end of fiscal year 2021. j) BPL Plasma, Inc. On 28 February 2021, Biomat USA, Inc. the Group's American subsidiary, acquired 25 plasma donation centers in the United States from BPL Plasma, Inc. a subsidiary of Bio Products Laboratory Holdings Limited, for US Dollars 385 million. The transaction received the necessary regulatory approvals and was financed with its own resources, without issuing debt. Grifols will obtain approximately one million liters of plasma per year from these centers.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 19 The Group recognized transaction costs of Euros 2,764 thousand in operating expenses in the consolidated statement of profit and loss of profit and loss. Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below: Thousands of Euros Thousands of US Dollars Consideration paid First payment made 9,921 12,000 Cash paid at the transaction closing date 308,016 372,548 Total consideration paid 317,937 384,548 Fair value of net assets acquired 15,039 18,190 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 302,898 366,358 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of US Dollars Property, plant and equipment 14,406 17,424 Non-current financial assets 85 103 Inventories 557 674 Total assets 15,048 18,201 Current liabilities (9) (11) Total liabilities and contingent liabilities (9) (11) Total net assets identified 15,039 18,190 Fair value The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce. The entire goodwill is considered tax deductible. k) Acquisition of plasma centers from Kedplasma, LLC. On 31 March 2021, Biomat USA, Inc., the Group's American subsidiary, acquired 7 plasma donation centers in the United States from the company Kedplasma, LLC for US Dollars 55.2 million. All the centers acquired are licensed by the U.S. Food and Drug Administration (FDA) and the European authorities. Grifols will have immediate access to the plasma obtained at these centers, which obtain approximately 240,000 liters of plasma per year. The transaction received the necessary regulatory approvals and was financed with equity without issuing debt.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 20 The Group recognized transaction costs of Euros 625 thousand in operating expenses in the consolidated statement of profit and loss of profit and loss. Aggregate details of the cost of the business combination, the definitive fair value of the net assets acquired and the definitive goodwill at the acquisition date are shown below: Thousands of Euros Thousands of US Dollars Consideration paid Cash paid 45,638 55,200 Total consideration paid 45,638 55,200 Fair value of net assets acquired 2,692 3,256 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) 42,946 51,944 The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Thousands of Euros Thousands of US Dollars Property, plant and equipment 2,448 2,961 Inventories 244 295 Total assets 2,692 3,256 Total net assets identified 2,692 3,256 Fair value The resulting goodwill was allocated to the Biopharma segment and included the donor database, licenses and workforce. The entire goodwill is considered tax deductible. l) Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics Inc., acquired all of the shares of Prometic Plasma Resources Inc. for a total consideration of US Dollars 8,805 thousand (see note 2).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 21 (4) Significant Accounting Policies (a) Consolidation Dependents Subsidiaries are considered to be those over which the Group exercises control. A subsidiary is controlled when, due to its involvement in it, it is exposed, or has the right, to variable returns and has the capacity to influence such returns through the power it exercises over it. The income, expenses and cash flows of subsidiaries are included in the condensed consolidated interim financial statements from the date of acquisition, which is the date on which the Group effectively obtains control of the subsidiaries. Subsidiaries are excluded from consolidation from the date on which control is lost. Transactions and balances with Group companies and unrealized gains or losses have been eliminated in consolidation. The accounting policies of the subsidiaries have been adapted to the Group's accounting policies for transactions and other events that, being similar, have occurred in similar circumstances. The financial statements of the subsidiaries used in the consolidation process are as of the same reporting date and the same period as those of the Parent Company. Appendix I includes information on the subsidiaries included in the Group's consolidation. Business combinations The acquisition method is used to account for the acquisition of subsidiaries in a business combination. The acquisition date is the date on which the Group obtains control of the acquired business. The acquisition cost of a subsidiary is determined at the acquisition date and comprises (i) the fair values of assets delivered, (ii) liabilities incurred or assumed, (iii) equity instruments issued, (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement and (v) the fair value of any previous interest in the subsidiary. Any disbursement that is not part of the exchange for the acquired business is excluded. Acquisition-related costs are expensed as incurred. The Group recognizes identifiable assets acquired and liabilities and contingent liabilities assumed at fair value at the acquisition date. Non-current assets held for sale, liabilities for employee compensation, transactions with payments based on equity instruments, deferred tax assets and liabilities and right-of-use assets and liabilities and lease liabilities are excluded from the application of this criterion. The excess of the consideration transferred the amount of any non-controlling interest in the acquired subsidiary and the acquisition-date fair value of any previous interest in the acquired subsidiary over the fair value of the identifiable net assets is recorded as goodwill. If these amounts are less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is recognized in profit or loss as a bargain purchase. When settlement of any part of the cash consideration is deferred, amounts payable in the future are discounted to their present value at the date of exchange. Contingent consideration is classified as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured at fair value with changes in fair value recognized in profit or loss.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 22 When the business combination could only be determined on a provisional basis, the identifiable net assets are initially recorded at their provisional values, recognizing the adjustments made during the measurement period as if they had been known at the acquisition date, restating comparative figures for the previous year, if applicable. The adjustments to the provisional values only incorporate information relating to facts and circumstances that existed at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. The measurement period should not exceed twelve months from the date of acquisition. If the business combination is carried out in stages, the acquisition-date carrying amount of the previously held equity interest of the acquiree is remeasured at its acquisition-date fair value, with any resulting gain or loss recognized in profit or loss. Non-controlling interests Non-controlling interests in subsidiaries are recorded at the acquisition date at their percentage of interest in the fair value of the identifiable net assets, without considering potential voting rights. In addition, the profit or loss for the year and each component of other comprehensive income allocated to the non-controlling interest is allocated in proportion to its percentage of ownership. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated balance sheet, respectively. The increase and reduction of non-controlling interests in a subsidiary while maintaining control is recognized as an equity transaction in reserves. Associated Associated entities are those over which the Group exercises significant influence, understood as the capacity to intervene in financial and operating decisions, without the existence of control or joint control. Investments in associates are initially recognized at acquisition cost, including costs directly attributable to the acquisition and any active or passive contingent consideration that depends on future events or the fulfillment of certain conditions. Subsequently, investments in associates are accounted for by the equity method from the date on which significant influence is exercised until the date on which the Company can no longer justify the existence of significant influence. The excess between the cost of the investment and the Group's share of the fair values of the identifiable net assets is recorded as goodwill, which is included in the carrying amount of the investment. The shortfall, once the amounts of the cost of the investment and the identification and valuation of the net assets of the associate have been evaluated, is recorded as income in the determination of the investor's share in the results of the associate for the year in which it was acquired. The accounting policies of the associated companies have been subject to time and valuation homogenization in the same terms as those referred to in the subsidiaries. The Group's share in the profits or losses of associates obtained from the date of acquisition is recorded as an increase or decrease in the value of the investments with a credit or debit to "Profit of equity accounted investees with similar activity to that of the Group" when the investee companies carry out the same activity as the corporate purpose of the Group described in note 1 and, otherwise, in “Profit /(loss) of equity accounted investees”. Likewise, the Group's share in the other comprehensive income of associates obtained since the acquisition date is recorded as an increase or decrease in the value of the investments in associates, with the balancing entry by nature being recognized in

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 23 other comprehensive income. Dividend distributions are recorded as decreases in the value of investments. To determine the Group's share of profits or losses, including impairment losses recognized by associates, income or expenses arising from the acquisition method are considered. When the Group's share of losses on an equity accounted investment equals or exceeds its interest in the entity, the Group does not recognize additional losses unless it has incurred obligations or made payments on behalf of the other entity. The Group's share in the profits or losses of associates and changes in equity is determined on the basis of the ownership interest at year-end, without considering the possible exercise or conversion of potential voting rights. However, the Group's share is determined considering the possible exercise of potential voting rights and other derivative financial instruments that, in substance, grant current access to the economic benefits associated with ownership interests, i.e. the right to participate in future dividends and changes in the value of associates. After applying the equity method, the Group assesses whether there is objective evidence of impairment of the net investment in the associate. Some of the main evidence include significant cumulative losses, contractual default, financial difficulties and adverse changes in technology, industry or economy affecting the associate. The impairment calculation is determined by comparing the carrying amount of the net investment in the associate with its recoverable amount, where recoverable amount is the higher of value in use or fair value less costs of disposal. In this regard, the value in use is calculated based on the Group's share of the present value of the estimated cash flows from ordinary activities and the amounts that could result from the final disposal of the associate. The recoverable amount of the investment in an associate is assessed in relation to each associate (see note 10), unless it does not constitute a cash-generating unit (CGU). Impairment losses are not allocated to goodwill or other assets implicit in the investment in associates arising from the application of the acquisition method. In subsequent years, reversals of the value of investments are recognized against income, to the extent that there is an increase in the recoverable value. Impairment losses are presented separately from the Group's share in the results of associates. Appendix I includes information on subsidiaries and associates included in the Group's consolidation. Joint agreements Joint arrangements are those in which there is a contractual agreement to share control over an economic activity, so that decisions on the relevant activities require the unanimous consent of the Group and the other operators. Investments in joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for by the equity method, after initially being recognized at cost in the consolidated balance sheet. (b) Transactions and balances in foreign currencies Transactions in foreign currencies are translated to the functional currency using the average exchange rate of the previous month provided that it does not differ significantly from the exchange rate at the date of the transaction. Foreign currency gains and losses resulting from the settlement of these transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at closing exchange rates are recognized in profit or loss except when there are qualified cash flow hedges and qualified net investment hedges that are deferred to equity. The effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies is presented separately in the statement of cash flows as "Effect of exchange rate changes on cash".

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 24 The translation of foreign operations whose functional currency is not that of a hyperinflationary country has been made by applying the following criteria: m) Assets and liabilities, including goodwill and adjustments to net assets arising from the acquisition of businesses, are translated at the closing exchange rate at each balance sheet date; n) Revenues and expenses are translated at the average exchange rate of the previous month, as an approximation of the exchange rate at the date of the transaction; o) Translation differences resulting from the application of the above criteria are recognized in other comprehensive income. (c) Goodwill After initial recognition, goodwill is recorded at cost, less any accumulated impairment loss, which is not reversible. Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently in the event that events indicative of a potential loss in the value of the asset have been identified. For these purposes, goodwill resulting from business combinations is allocated to each of the cash generating units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the combination and the criteria referred to in note 6 are applied. CGUs or groups of CGUs are identified at the lowest level that goodwill is controlled for the purpose of internal management (Note 6). (d) Intangible assets Intangible assets are recorded at cost (acquisition or development) or at fair value when acquired in a business combination, less accumulated amortization and any accumulated impairment losses. Any costs incurred during the research phase of projects are recognized as an expense when incurred. Costs related to development activities for internally generated intangible assets are capitalized to the extent that: • The Group has technical studies that justify the viability of the production process; • There is a commitment by the Group to complete production of the asset so that it is in a condition for sale or internal use; • The asset will generate sufficient economic benefits; • The Group has the technical and financial resources to complete the development of the asset and has developed budget control and analytical accounting systems that make it possible to monitor the budgeted costs, the modifications introduced and the costs actually charged to the various projects. In relation to the development costs of new products or drugs, they are capitalized as long as their economic profitability is reasonably assured and when they are either in a pivotal phase or correspond to projects related to products that are currently being marketed in various markets, in both cases with expected technical feasibility. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. The separate acquisition or through a business combination of an research and development project in progress is capitalized in any case, in accordance with the provisions of IAS 38, since the price paid for the acquisition reflects expectations about the probability that the future economic benefits of the asset are used by the Group. Subsequent costs are recorded following the provisions for internally generated intangible assets.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 25 The Group amortizes its intangible assets with finite useful lives by distributing the cost of the assets on a straight-line basis according to the following criteria: Amortisation method Rates Development expenses Straight line 10% Concessions, patents, licenses, trademarks and similar Straight line 4% - 20% Computer software Straight line 33% Currently marketed products Straight line 3% - 10% Intangible assets with indefinite useful lives are not subject to amortization but are tested for impairment at least once a year. The Group reviews the useful lives of intangible assets at the end of each year. Changes in the initially established criteria are recognized as a change in estimate. (e) Property, plant and equipment Property, plant and equipment are stated at cost, less accumulated depreciation and, if applicable, accumulated impairment losses. Cost includes, among other items, direct labor costs used in the construction of the asset and a portion of the costs indirectly attributable to the asset. Finance costs incurred that are directly attributable to the acquisition or construction of the asset until the asset is ready for use also form part of the cost. Likewise, expansion or improvement costs are included as an increase in the value of the asset when they represent an increase in its capacity or an extension of its useful life. However, maintenance costs are recognized in income when incurred. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets, less their residual value. Depreciation of property, plant and equipment is determined by applying the following criteria: Depreciation method Rates Buildings Straight line 1% - 3% Other property, technical equipment and machinery Straight line 4%-10% Other property, plant and equipment Straight line 7% - 33% The Group reviews the residual value, useful life and depreciation method of property, plant and equipment at the end of each reporting period. Changes in the initially established criteria are recognized as a change in estimate.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 26 (f) Leases Lessee The determination of whether a contract is or contains a lease is based on an analysis of the contractual arrangement and requires an assessment of whether the lessee has the right to control the use of the identified asset and to obtain all of the economic benefits from the use of the asset throughout the lease term. The lease term is the non-cancelable period considering the initial term of each contract unless the Group has a unilateral extension or termination option and there is reasonable certainty that such option will be exercised in which case the corresponding extension or early termination term will be considered. In lease contracts where the Group acts as lessee, it is recognized at the lease commencement date (i.e. the date on which the underlying asset is available for use): • A liability for the present value of the installments to be paid over the lease term, using the incremental borrowing or implicit interest rate as the discount rate when expressly indicated in the contract and, • A right-of-use asset representing the right to use the underlying leased asset during the term of the lease. Lease liabilities include fixed lease payments less any incentives, as well as variable payments that depend on an index or interest rate known at the date of inception of the lease. Also included is the exercise price of the purchase option when the lessee is reasonably certain of exercising it. After initial recognition, the liability is increased by the interest on the lease liability and reduced by the payments made. The liability is also remeasured if there are changes in the amounts payable and the lease terms. Payments included in the lease payments corresponding to maintenance, electricity, water, gas, security, cleaning, among others, are not part of the lease liability and are recognized as an expense. The incremental borrowing rate is determined taking into account: (i) geographic areas, (ii) financial term, (iii) lease term, (iv) risk-free rate as reference rate and (v) financial spread. Rights-of-use assets are measured at cost, less accumulated amortization and impairment losses (if any) and adjusted as a result of the remeasurement of the lease liability. Cost includes the amount of the initial valuation of the lease liability, as well as any amounts previously paid to the lessor prior to or at the commencement date of the lease less any incentives received by the lessor and estimated costs to decommission the leased asset. Amortization of rights of use is provided on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The Group applies the exception to recognition for those contracts where the lease term is 12 months or less or where the value of the leased asset (individually) when new, is less than US Dollars 5,000 or its equivalent in another currency. Consequently, in these cases, the amounts accrued will be recognized as an expense during the lease term. Lessor When the Group acts as lessor, it classifies contracts between operating and finance leases. Leases in which the Group acts as lessor while retaining a significant portion of the risks and rewards incidental to ownership of the leased asset are treated as operating leases. Otherwise, the lease is treated as a finance lease. (g) Impairment of non-financial assets Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested for impairment annually, or more frequently in the event of events or changes in circumstances that indicate that they may be impaired.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 27 Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized in the consolidated statement of profit and loss for the difference between both amounts. The recoverable amount is the higher of an asset's fair value less costs of disposal and the estimated value in use based on discounted future cash flows expected to arise from the use of the asset. The estimate of value in use considers expectations about possible variations in the amount or timing of cash flows, the time value of money, the price to be paid for bearing the uncertainty related to the asset and other factors that affect the valuation of future cash flows related to the asset. For the purpose of assessing impairment losses, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets (cash-generating units). Impairment losses on non-financial assets (other than goodwill) are reviewed for possible reversal at the end of each reporting period. Losses related to the impairment of CGUs are initially allocated to reduce, if applicable, the value of goodwill attributed to the CGU and then to the other assets of the CGU, pro rata based on the carrying amount of each asset, with the limit for each asset being the higher of its fair value less costs of disposal, its value in use and zero. Impairment losses related to goodwill are not reversible. (h) Financial instruments Financial assets Ranking The classification of financial assets is determined based on the characteristics of the contractual cash flows of those assets and the business model that represents how the financial assets are managed to achieve a particular business objective. In determining whether the cash flows are obtained through the receipt of contractual cash flows from the assets, consideration is given to the frequency, value and timing of sales in prior periods, the reasons for those sales and expectations regarding future sales activity. This information provides indicative data on how the Group's stated objective regarding the management of financial assets is achieved and, more specifically, how cash flows are obtained. Therefore, financial assets are classified according to the following valuation categories based on the business model and are only reclassified when, and only when their business model for managing them changes: a. Financial assets at amortized cost: includes financial assets, including those admitted to trading on an organized market, for which the Group holds the investment under a business model whose objective is to hold financial assets to receive cash flows from the execution of the contract, and the contractual terms of the asset give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding. In general, the following are included in this category: i. Trade receivables: arising from the sale of goods or the rendering of services for trade transactions with deferred payment, and ii. Receivables from non-trade operations: these arise from loans or credits granted by the Group whose collections are of a determined or determinable amount.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 28 b. Financial assets at fair value through other comprehensive income: this category includes financial assets whose contractual conditions give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding, and are held within the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. Investments in equity instruments irrevocably designated by the Group at the time of their initial recognition are also included in this category, provided that they are not held for trading and are not to be valued at cost. c. Financial assets at fair value through profit or loss: includes financial assets held for trading and those financial assets that have not been classified in any of the above categories. Also included in this category are financial assets that are optionally designated by the Group at the time of initial recognition, which otherwise would have been included in another category, because such designation eliminates or significantly reduces a valuation inconsistency or accounting missmatch that would otherwise arise. Initial measurement Financial assets are recorded, in general terms, initially at the fair value of the consideration given plus directly attributable transaction costs. However, transaction costs directly attributable to assets recorded at fair value through profit or loss are recognized in the statement of profit and loss for the year. Subsequent measurement Financial assets at amortized cost are recorded by applying this valuation criterion, charging to the statement of profit and loss the interest accrued by applying the effective interest rate method. Financial assets included in the fair value category through other comprehensive income are recorded at fair value, without deducting any transaction costs that may be incurred in their disposal. Changes in fair value are recorded directly in equity until the financial asset is derecognized or impaired, at which time the amount so recognized is taken to the statement of profit and loss. Financial assets at fair value through profit or loss are measured at fair value and the result of changes in fair value is recorded in the statement of profit and loss. Disposals of financial assets Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards of ownership. Similarly, they are disposed from the balance sheet when there are transfers of collection rights, whose certain risks are shared with the factor, such as the risk of default, but exists a transfer of control to the factor, understood as the unilateral capacity to sell those assets to a non-related third party without the necessity of enforcing additional restrictions to the sale. Impairment The Group assesses, on a prospective basis, the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income The methodology applied for impairment depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9 which requires expected losses to be recorded from the initial recognition of the receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 29 The practical solution used is the use of a provisioning matrix based on segmentation into homogeneous asset groups, applying historical information on default rates for these groups and applying reasonable information on future economic conditions. Default rates are calculated based on current default experience over the past year, as it is a very dynamic market, and are adjusted for differences between current and historical economic conditions and considering projected information, which is reasonably available. Financial liabilities Financial liabilities assumed or incurred by the Group are classified in the following measurement categories: a. Financial liabilities at amortized cost: are those debits and payables of the Group that have arisen from the purchase of goods and services for trading operations, or those which, without having a commercial origin, not being derivative instruments, arise from loan or credit operations received by the Group. These liabilities are initially measured at the fair value of the consideration received, adjusted for directly attributable transaction costs. Any difference between the amount received and its repayment value is recognized in the consolidated statement of profit and loss during the repayment period of the debt, applying the effective interest rate method. b. Financial liabilities at fair value through profit or loss. Liability derivative financial instruments are measured at fair value, following the same criteria as those corresponding to financial assets at fair value through profit or loss described in the preceding section. The Group derecognizes financial liabilities when the obligations that generated them are extinguished. Assets and liabilities are presented separately in the balance sheet and are only presented at their net amount when the Group has the enforceable right to offset the recognized amounts and, in addition, intends to settle the amounts on a net basis or to realize the asset and settle the liability simultaneously. Equity instruments The Group holds financial assets, mainly equity instruments, which are measured at fair value. When Group management has opted to present gains and losses in the fair value of equity investments in other comprehensive income, after initial recognition, the equity instruments are measured at fair value, recognizing the gain or loss in other comprehensive income. Amounts recognized in other comprehensive income are not reclassified to profit or loss, but are reclassified to reserves when the instruments are derecognized. Dividends from such investments continue to be recognized in profit or loss as other income when the Group's right to receive payments is established. (i) Derivative financial instruments and hedging activities Financial derivatives are recognized at fair value at the date of the contract and at each year-end. The method for recognizing the gain or loss depends on whether the derivative is classified as a hedging instrument, and if so, the nature of the hedged asset.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 30 For accounting purposes, they are classified as follows: (i) Derivatives qualifying for cash flow hedge accounting Hedging effectiveness Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. In derivatives such as the euro/Dollar cross-currency swap, the Group uses the hypothetical derivative method to assess effectiveness. This hypothetical derivative is constructed without the inclusion of credit risk and currency spread. Under the hypothetical derivative method, the cumulative change in the fair value of the actual currency swap, excluding the effect of the currency spread, will be compared to the cumulative change in the fair value of the hypothetical swap. Therefore, the hypothetical derivative is constructed as a cross-currency swap with fixed euro payment, fixed U.S. Dollar receipt without the inclusion of credit risk and foreign currency spread and with a fair value of zero at the date of designation. Recognition At the inception of the hedging relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, including whether changes in cash flows of the hedging instruments are expected to offset changes in cash flows of the hedged items. The Group documents its risk management objective and strategy for undertaking its hedging transactions. The effective portion of changes in the fair value of derivatives designated and classified as cash flow hedges is recognized in equity under "Cash flow hedge reserve". In the case of cross-currency swaps, the currency spread of the hedging relationship is excluded and treated as hedging costs in equity. The gain or loss corresponding to the ineffective portion is recognized immediately in profit or loss for the year under the heading "Change in fair value of financial instruments". Amounts accumulated in the hedging reserve included in shareholders' equity are transferred to profit or loss when the hedged item affects profit or loss or when ineffectiveness is identified. The fair value of derivatives designated as hedges is detailed in note 30. Movements in the hedging reserve included in shareholders' equity are shown in note 17 (c). (ii) Derivatives that do not qualify for hedge accounting When derivatives do not meet the criteria for hedge accounting, they are classified as "held for trading". Changes in fair value are recognized immediately in the consolidated statement of profit and loss. (j) Own equity instruments The acquisition of treasury stock is recorded at acquisition cost, reducing equity until the time of disposal. Gains or losses on the disposal of treasury stock are recorded under "Reserves" in the consolidated balance sheet. Transaction costs related to own equity instruments, net of taxes, are recorded as a reduction of equity. (k) Inventories Inventories are stated at the lower of weighted average cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business, less the estimated costs to complete production and those necessary to make the sale. For raw materials and other supplies it is the replacement cost.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31 The cost includes direct materials, direct labor and an appropriate proportion of indirect variable and fixed costs, the latter being allocated on the basis of the normal working capacity of the means of production. The cost of plasma stocks includes the amount delivered to donors, or the amount invoiced by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, and rental and storage costs. The costs of purchased inventories are determined after deducting discounts and rebates when it is probable that the conditions determining their concession will be met. Indirect costs such as management and administrative overheads are recognized as expenses in the period in which they are incurred. Any previously recognized inventory impairment adjustment is reversed against income under "Cost of sales" when the circumstances that caused the impairment no longer exist or when there is clear evidence of an increase in the net realizable value as a result of a change in economic circumstances. The reversal of the write-down is limited to the lower of cost and the new net realizable value of inventories. (l) Cash and cash equivalents Cash and cash equivalents include cash on hand, demand deposits with banks, other short-term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. (m) Government grants Government grants are recognized when there is reasonable assurance that the conditions attached to the grant will be met and that the grant will be collected. Non-refundable capital grants are recorded on the liability side of the consolidated balance sheet at the original amount granted and are recognized in the consolidated statement of profit and loss as the related assets financed are depreciated. Grants received as compensation for expenses or losses already incurred or for the purpose of providing immediate financial support not related to future expenses are credited to the consolidated statement of profit and loss. Financial liabilities that incorporate implicit aid in the form of the application of below-market interest rates are recognized initially at fair value. The difference between this value, adjusted where appropriate for the costs of issuing the financial liability and the amount received, is recorded as a government grant based on the nature of the grant. (n) Employee benefits (i) Defined contribution plans The Group records the contributions to be made to defined contribution plans as they accrue. The amount of accrued contributions is recorded under "Personnel expenses" in the consolidated statement of profit and loss in the year to which the contribution relates. (ii) Defined benefit plans The liability recognized corresponds to the present value of the obligation at the consolidated balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the obligation is determined by discounting the estimated future cash flows at interest rates of bonds denominated in the currency in which the benefits will be paid and with maturities similar to those of the related obligations. Actuarial gains and losses arising from changes in actuarial assumptions or differences between assumptions and reality are recognized in equity under "Other comprehensive

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 32 income". Past service costs are recognized in the consolidated statement of profit and loss under "Personnel expenses". (iii) Termination benefits Termination benefits are recognized on the earlier of the following dates: (a) when the Group can no longer withdraw the offer or (b) when the Group recognizes costs of a restructuring within the scope of IAS 37 and this results in the payment of termination benefits. (iv) Short-term employee benefits The Group recognizes the expected cost of short-term compensation in the form of paid leave whose rights accrue as employees render the services that entitle them to receive it. If the leave is not accrued, the expense is recognized as the leave is taken. The Group recognizes the expected cost of profit sharing or employee incentive plans when there is a present legal or constructive obligation as a result of past events and a reliable estimate can be made of the value of the obligation. (v) Share-based payments The Group has granted different remuneration plans based on equity instruments to certain members of the management team who are rendering service to the company, which will be settled with equity instruments or cash, depending on the plan. The equity instruments granted become vested when the employees complete a certain period of service and meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the vesting period as a personnel expense in the consolidated income statement and a corresponding increase in equity if the transaction is equity-settled or a corresponding liability if the transaction is cash-settled, at an amount based on the value of the equity instruments. In transactions with employees that are equity-settled, the amount recognized corresponds to the amount that will be settled once the agreed conditions are met and will not be reviewed or revalued during the vesting period, as the commitment is equity-settled. If an employee resigns from his or her position before the end of the vesting period, he or she will only receive the agreed share-based incentive. The fair value of services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled, during the performance period. For plans that are settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, referring to the date on which the requirements for recognition are met. Subsequently, and until settlement, the corresponding liability is measured at its fair value at the closing date of each year, with any changes in valuation occurring during the year being recognized in the consolidated income statement. The fair value is determined by reference to the market value of the shares at the date of the estimate, net of estimated dividends to which the employee is not entitled, during the performance period. (o) Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. The amount of the provision corresponds to the best estimate at the closing date of the disbursements required to settle the present obligation, after taking into account the risks and uncertainties related to the provision and, when

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 33 significant, the financial effect of discounting, provided that the disbursements to be made in each period can be reliably determined. (p) Revenue recognition Revenue from the sale of goods or services is recognized at an amount that reflects the consideration the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time the customer obtains control of the goods or services rendered, i.e. when the customer has the ability to direct the use of the goods or services. The consideration committed in a contract with a customer may include fixed amounts, variable amounts, or both. The amount of consideration may vary due to discounts, rebates, incentives, performance bonuses, penalties or other similar items. Contingent consideration is only included in the transaction price when it is highly probable that the amount of revenue recognized will not be subject to significant future reversals. Revenue is presented net of value added tax and any other amounts or taxes, which in substance correspond to amounts received on behalf of third parties. (i) Sales of goods Revenue from the sale of goods is recognized when the Group satisfies the performance obligation by transferring the committed goods to the customer. An asset is transferred when the customer obtains control of that asset. In assessing the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to, the following: • The Group has a present right to payment for the asset. • The customer has the legal right to the asset • The Group has transferred the physical possession of the asset • Customer has the significant risks and rewards of asset ownership • The customer has accepted the asset The nature of the assets that the Group undertakes to transfer are mainly: sale of goods, sale of equipment, toll contracts, maintenance and technical service contracts, training, licenses, royalties and know-how and engineering contracts, among others. In determining the transaction price, it is assumed that the goods and/or services are transferred in accordance with the terms of the contract. The consideration committed to a customer may include fixed amounts, variable amounts, or both. The price should be estimated taking into account the effect of variable consideration (as applicable) for returns, chargebacks/volume discounts or other incentives, provided that the same is highly probable. The Group participates in state Medicaid programs in the United States. Provision for Medicaid rebates is recorded at the time the sale is recorded in an amount equal to the estimated Medicaid rebate claims attributable to such sale. The Group determines the estimate of the accrual for Medicaid rebates primarily based on historical Medicaid rebate experience, legal interpretations of applicable laws related to the Medicaid program and any new information regarding changes in Medicaid program guidelines and regulations that could affect the amount of the rebates. The Group considers pending Medicaid claims, Medicaid payments, and inventory levels in the distribution channel and adjusts the provision periodically to reflect actual experience. Although rebate payments typically occur with a lag of one to two quarters, adjustments for actual experience have not been material. As is standard industry practice, certain customers have entered into contracts with the Group for purchases that are eligible for a price discount based on a minimum purchase quantity, volume discounts or cash discounts. These discounts are accounted for as a reduction in sales and accounts receivable in the same month in which the sales are invoiced based on a combination of the customer's actual purchase data and historical experience when the customer's actual purchase data is later known.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 34 In the United States, the Group enters into agreements with certain customers to establish contractual prices for products, which these entities purchase from the authorized wholesaler or distributor (collectively, "wholesalers") of their choice. Accordingly, when these entities purchase the products from the wholesalers at the contractual price which is lower than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit known as a chargeback. The Group accounts for the accrual of chargebacks at the time of sale. The allowance account for chargebacks is based on the Group's estimate of the wholesaler's inventory levels and the expected direct sale of the products by the wholesalers at the contract price based on past chargeback history and other factors. The Group periodically monitors factors influencing the estimation for rebates and applies adjustments when it believes that actual rebates may differ from the established allowance accounts. These adjustments occur over a relatively short period of time. As these refunds are typically settled within 30 to 45 days of sale, adjustments for actual amounts have not been material. The amount at closing for the remaining discounts is settled in the following year within 90 to 180 days depending on the type of provision. (ii) Provision of services Revenue from the rendering of services is recognized over time provided that the following criteria are met (i) the client simultaneously receives and consumes the benefits provided by Grifols' activity as it is carried out, (ii) Grifols produces or improves an asset that the client controls as the asset is produced and (iii) Grifols produces a specific asset for the client, to which cannot give an alternative use, and has an enforceable right of collection of the activity carried out so far. If the performance obligation is fulfilled over time, income is recognized as it is satisfied considering the percentage of completion. If the performance obligation does not meet the above conditions, the following indicators are evaluated to determine that control of the asset has been transferred to the client: (i) through physical possession of the asset where Grifols has the right to demand payment for it and (ii) the client has accepted the asset, the significant risks and rewards inherent in ownership of the asset and has legal title. If the performance obligation is met on a specific date, the corresponding revenue is recognized on that date. (q) Income tax The income tax expense or tax credit for the year comprises both current tax and deferred tax. Current tax is the amount payable on the taxable income for the current year based on the applicable tax rate for each jurisdiction. It is calculated on the basis of the laws enacted or about to be enacted at the balance sheet date in the countries where subsidiaries and associates operate and generate taxable income. The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and considers such uncertainty in uncertain tax treatments when determining the corresponding tax gain or loss, tax bases, unused tax credits or tax rates. Deferred taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the condensed consolidated interim financial statements. It is determined using tax rates (and laws) enacted or about to be enacted at the balance sheet date that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax liabilities and assets are recognized: • Recognition of deferred tax liabilities: The Group recognizes deferred tax liabilities in all cases except that: o arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, on the date of the transaction it does not affect either the accounting result or the taxable

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 35 base and on the date of the transaction taxable and deductible temporary differences do not arise for the same amount. o correspond to differences related to investments in subsidiaries, associates and joint ventures over which the Group has the ability to control the timing of their reversal and it is not probable that their reversal will occur in the foreseeable future. • Recognition of deferred tax assets: The Group recognizes deferred tax assets whenever: o it is probable that there will be sufficient future tax profits to offset them or when tax legislation contemplates the possibility of future conversion of deferred tax assets into a claim payable against the Public Administration. However, the assets that arise from the initial recognition of assets or liabilities in a transaction that is not a business combination, on the date of the transaction do not affect either the accounting result or the taxable base and on the date of the transaction do not taxable and deductible temporary differences arise for the same amount, they are not recognized. o correspond to temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the temporary differences will reverse in the foreseeable future and positive future tax profits are expected to be generated to offset the differences. Deferred tax assets and liabilities are not recognized for temporary differences between the carrying amount and tax base of investments in foreign operations when the company is able to control the date on which the temporary differences will reverse and it is probable that the temporary differences will not reverse in the foreseeable future. Likewise, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Lastly, deferred tax assets are only recognized if it is probable that sufficient future taxable profit will be available against which they can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Current or deferred income tax is recognized in profit or loss, unless it arises from a transaction or economic event that has been recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively. (r) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group's chief operating decision maker in order to decide on the resources to be allocated to the segment, evaluate its performance and for which discrete financial information is available. (s) Environment The Group carries out operations whose main purpose is to prevent, reduce or repair damage to the environment as a result of its activities. Items of property, plant and equipment acquired for the purpose of being used on a lasting basis in its activity and whose main purpose is the minimization of environmental impact and the protection and improvement of the

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 36 environment, including the reduction or elimination of future pollution from the Group's operations, are recognized as assets through the application of measurement, presentation and disclosure criteria consistent with those mentioned in note 4(e). (t) Non-current assets held for sale The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable, management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. These assets are measured at the lower of their carrying value and fair value less costs for its alienation. Once classified as held for sale they are no longer depreciated or amortized. In addition, the asset or disposal group is available for immediate sale in its present condition (subject only to terms that are usual and customary for such transactions) and the sale is expected to be completed within one year from the date of the classification. In case of having some delays caused by events or circumstances outside Grifols control and there is sufficient evidence of this commitment to sell, the Group will present those assets as “Non-current assets held for sale”. The non-current assets held for sale are presented separately in the statement of financial position as “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale” for the liabilities, if exist. Additionally, the Group considers as discontinued operations the components (cash-generating units) which represent a separate major line of business or geographic area, that is significant and can be considered separately from the rest, which are sold or disposed in an alternative way or meet the requirements to be presented as held for sale. Likewise, it is considered as discontinued operations those entities acquired exclusively with the finality to be resold. The result after taxes of these discontinued operations are presented in a unique line in the consolidated statement of profit and loss, as “Result from discontinued operations after tax”. (5) Segment Reporting In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the condensed consolidated interim financial statements. Group companies are divided into four areas: companies from the industrial area, companies from the commercial area, companies from the services area and companies from the research area. Within each of these areas, activities are organized based on the nature of the products and services manufactured and marketed. Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are: • Balance sheet: equity, cash and cash equivalents and loans and borrowings. • Statement of profit and loss: finance result and income tax. (a) Operating segments The operating segments defined by the Steering Committee are as follows: • Biopharma (formerly Bioscience): concentrates all activities related to products derived from human plasma for therapeutic use.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

- Bio Supplies: this groups together transactions related to biological products for non-therapeutic use. The part relating to sales of plasma to third parties has been reclassified from Bio Supplies to Other.

- Others: includes the provision of manufacturing services to third parties, plasma sales to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group's own products.

Details of sales by groups of products for the twelve-month period ended 31 December 2023, 2022 and 2021 are as follows:

	Thousands of Euros		
	31/12/2023	**31/12/2022**	**31/12/2021 (*)**
Biopharma			
Haemoderivatives	5,558,301	5,005,382	3,814,983
Diagnostic			
Transfusional medicine	648,479	640,604	712,238
Other diagnostic	21,790	21,740	23,625
Bio supplies	159,957	146,076	115,811
Others	203,450	250,165	266,461
Total	6,591,977	6,063,967	4,933,118

* As a consequence of the review of transactions and balances allocations by segments made in the year 2022, the comparative figures for the fiscal year 2021 was adjusted accordingly.

At 31 December 2023, 98.0% of the income from the sale of goods and services has been recognized at a certain point-in-time (97.6% in 2022 and 97.4% in 2021).

As of 31 December 2023, 82.8% of revenue from the sale of goods and services was made to the end customer (85.1% in 2022 and 81.3% in 2021), with the rest being sales to distributors.

The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

- All these products are human plasma derivatives and are manufactured in a similar way.
- The customers and methods used to distribute these products are similar.
- All these products are subject to the same regulations regarding production and the same regulatory environment.

(b) Geographical information

Geographical information is grouped into four areas:

- United States of America and Canada
- Spain
- Rest of the European Union
- Rest of the world

The definition of these four segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is

37

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 38 consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems. The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets. (c) Main customers In 2023, the revenue from a customer in the Biopharma segment represented approximately 10.37% of the Group's gross revenue. In 2022 and 2021, there was no customer that represented more than 10% of the Group's gross revenue.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(6) Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2023 are as follows:

			Thousands of Euros					
	Segment	**Reference**	**Balance at 31/12/2022**	Business Combination	Impairment	Transfers	Translation differences	**Balance at 31/12/2023**
Net value								
Grifols UK, Ltd. (UK)	Biopharma		7,747	--	--	--	160	7,907
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	--	--	--	--	6,118
Biomat USA, Inc. (USA)	Biopharma		899,948	--	--	--	(31,274)	868,674
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,859	--	--	--	(13)	9,846
Grifols Therapeutics, Inc. (USA)	Biopharma		2,083,432	--	--	--	(72,402)	2,011,030
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	--	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,722,785	--	--	--	(93,790)	2,628,995
Kiro Grifols, S.L. (Spain)	Others		24,376	--	--	--	--	24,376
Haema, AG. (Germany)	Biopharma		190,014	--	--	--	--	190,014
BPC Plasma, Inc. (USA)	Biopharma		160,964	--	--	--	(5,594)	155,370
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	--	--	--	--	9,987
Alkahest, Inc (USA)	Others		82,481	--	--	--	(2,866)	79,615
Grifols Canada Therapeutics, Inc (Canada)	Biopharma		154,775	--	--	--	(1,934)	152,841
GigaGen, Inc (USA)	Others		119,590	--	--	--	(4,156)	115,434
Haema Plasma Kft. (Hungary)	Biopharma	Note 3	13,529	--	--	--	620	14,149
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)	Biopharma	Note 3	2,802	7,858	--	--	(157)	10,503
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	Note 3	303,624	--	--	--	--	303,624
Access Biologicals, LLC (USA)	Bio Supplies	Note 3	179,362	--	--	(174,427)	(4,935)	--
Grifols Bio Supplies Inc (USA)	Bio Supplies		--	--	--	174,427	(1,299)	173,128
AlbaJuna Therapeutics, S.L (Spain)	Others	Note 3	--	1,794	(1,794)	--	--	--
			7,011,909	9,652	(1,794)	0	(217,640)	6,802,127
				(See note 3)				

39

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2022 were as follows:

			Thousands of Euros					
	Segment	**Reference**	**Balance at 31/12/2021**	Business Combination	Disposals	Transfers	Translation differences	**Balance at 31/12/2022**
Net value								
Grifols UK.Ltd. (UK)	Biopharma		8,185	--	--	--	(438)	7,747
Grifols Italia.S.p.A. (Italy)	Biopharma		6,118	--	--	--	--	6,118
Biomat USA, Inc.(USA)	Biopharma		676,321	--	--	175,920	47,707	899,948
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic		9,752	--	--	--	107	9,859
Grifols Therapeutics, Inc. (USA)	Biopharma		1,962,024	--	--	--	121,408	2,083,432
Progenika Biopharma, S.A. (Spain)	Diagnostic		40,516	--	--	--	--	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic		2,565,493	--	--	--	157,292	2,722,785
Kiro Grifols S.L. (Spain)	Others		24,376	--	--	--	--	24,376
Goetech LLC (USA)	Others	Note 3	59,590	--	(63,798)	--	4,208	--
Haema AG (Germany)	Biopharma		190,014	--	--	--	--	190,014
BPC Plasma, Inc. (USA)	Biopharma		151,584	--	--	--	9,380	160,964
Interstate Blood Bank, Inc. (USA)	Biopharma		171,184	--	--	(175,920)	4,736	--
Plasmavita Healthcare GmbH (Germany)	Biopharma		9,987	--	--	--	--	9,987
Alkahest, Inc (USA)	Others		77,675	--	--	--	4,806	82,481
Grifols Canada Therapeutics, Inc (Canada)	Biopharma		155,755	--	--	--	(980)	154,775
GigaGen, Inc (USA)	Others		112,621	--	--	--	6,969	119,590
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)	Biopharma	Note 3	7,706	(4,894)	--	--	(10)	2,802
Haema Plasma Kft. (Hungary)	Biopharma	Note 3	--	14,739	--	--	(1,210)	13,529
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	Note 3	--	303,624	--	--	--	303,624
Access Biologicals, LLC (USA)	Bio Supplies	Note 3	--	180,834	--	--	(1,472)	179,362
			6,228,901	494,303	(63,798)	--	352,503	7,011,909
				(See note 3)				

Impairment testing:

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols, Alkahest and GigaGen as separated CGUs.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Biopharma segment globally they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling

40

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 41 opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies. The Hospital division is no longer a reportable segment since it does not meet any of the quantitative thresholds described in IFRS 8 Operating Segments. The segment information included in the Hospital CGU in previous years is currently grouped into an Others segment. In addition, due to the acquisition of the remaining 51% stake in Access Biologicals, a new CGU for the Bio Supplies business was identified (see note 3). The CGUs established by Grifols management are: • Biopharma • Diagnostic • Bio Supplies • Kiro Grifols • GigaGen • Alkahest Alkahest's goodwill was generated as a counterpart to the deferred tax liability corresponding to the intangible assets recognized as a result of the allocation of the excess purchase price over the acquired net assets. The recoverable amount of the Biopharma CGU and Bio Supplies CGU has been calculated based on its value in use calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk. The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs to sell calculated as the present value of future cash flows approved by Management discounted at a discount rate considering the inherent risk. Due to the reorganization to boost the business units, a long- term strategic plan was approved in order to transform the Diagnostic business unit by investments which will lead to a beyond five-year growth. Consequently, management has estimated future cash flows for the period 2024-2034. The recoverable amount of the Kiro Grifols CGU has been calculated based on its fair value less costs to sell calculated as the present value of the five-year cash flows discounted at a discount rate considering the related inherent risk. For the calculation of the recoverable amount, management has considered: • Gross margin based on historical performance and actual situation • Development prospects in the international market • Current investments • Investments which will imply a significant growth of the production capacity for those cases whose fair value has been considered Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports. The recoverable amount of the GigaGen CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of a research and development project that have been approved by management, adjusted by the probability of success and discounted at a discount rate that includes their inherent risk. Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch and their reduction as of the sixth year.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The key assumptions used in calculating impairment testing of the CGUs for 2023 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	2.0%	11.3%
Diagnostic	2.0%	10.1%
Bio Supplies	2.0%	11.4%
Kiro Grifols	1.6%	12.0%
GigaGen	N/A	19.8%

Additionally, the following key assumptions have been used for the GigaGen CGU impairment testing:

	Sink rate	Success rate
GigaGen	5.0%	20.0%

Likewise, for the impairment test of the Diagnostic CGU, the sales of Nucleic Acid Test (NAT), Blood Typing Solution (BTS) and those of the Clinical Diagnostic have been considered as key assumptions.

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 10 years
- Market risk premium: premium based on market research
- Unlevered beta: average market beta
- Debt to equity ratio: average market ratio

The key assumptions used in calculating impairment testing of the CGUs for 2022 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	1.9%	10.9%
Diagnostic	1.9%	9.7%
Bio Supplies	1.9%	10.9%
Kiro Grifols	1.5%	11.6%
GigaGen	N/A	19.6%

Likewise, for the impairment test of the Diagnostic CGU, the sales of Blood Typing Solution (BTS) and those of the Clinical Diagnostic were considered as key assumptions.

Additionally, the following key assumptions were used for the GigaGen CGU impairment testing:

	Sink rate	Success rate
GigaGen	5.0%	20.0%

42

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In 2023, and according to the current economic context, the reasonably possible changes considered for the CGUs impairment testing are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps

Additionally, for the impairment test of the Diagnostic CGU, the following sensitivity scenarios to variations in sales of the NAT, BTS and CDx business lines have also been considered:

- NAT sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 9% on average each year.
- BTS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 17% on average each year.
- CDx sales sensitivity scenario: a projection has been estimated so that CDx sales from 2030 onwards represent on average approximately 66% of the initially estimated sales.
- Aggregate sensitivity scenario to NAT, BTS and CDx sales: a scenario has been estimated as a result of the previous sensitivity scenarios.

In addition, the following reasonably possible change has been considered for the GigaGen CGU impairment testing:

	Sink rate
GigaGen	+/- 100 bps

The reasonably possible changes in key assumptions considered by management in the calculation of the recoverable amount of the Biopharma, Bio Supplies, Kiro Grifols and GigaGen CGU's would not cause the carrying amount to exceed its recoverable amount.

The reasonably possible changes in key assumptions considered by management in the calculation of the Diagnostic CGU recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

	% Asset Value
Aggregate sensitivity scenario to NAT, BTS and CDx sales	-4%

Detail of the assets by segment value is shown in Annex II.

In 2022, the reasonably possible changes considered for the CGUs impairment testing were a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 50 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 100 bps

43

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 44 Additionally, for the impairment test of the Diagnostic CGU, two scenarios of sensitivity to variations in the sales of the Blood Typing Solutions (BTS) business line and the Clinical Diagnostics (CDx) business line were also considered. In the first case, sales projections were estimated to be approximately 10% lower than initially projected, on average, each year. In the second case, a projection was estimated so that Clinical Diagnostics sales from 2029 onwards represent on average 80% of the initially estimated sales. In addition, the following reasonably possible change was considered for the GigaGen CGU impairment testing: GigaGen Sink rate +/- 100 bps At 31 December 2023 Grifols’ stock market capitalization totals Euros 9,344 million (Euros 6,636 million at 31 December 2022). (7) Other Intangible Assets Details of other intangible assets and movement during the twelve-month period ended 31 December 2023 and 2022 are included in Appendix III, which forms an integral part of these notes to the condensed consolidated interim financial statements. Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process. Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products. The intangible assets acquired from Biotest mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio. The intangible assets acquired from Access Biologicals mainly include customer relationships. This asset has been recorded at fair value at the date of acquisition of Access Biologicals and classified as acquired customer relationships.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The cost and accumulated amortization of currently marketed products and customer relationships acquired from Talecris,Progenika, Biotest and Access at 31 December 2023 was as follows:

	Thousands of Euros			
	Balance at 31/12/2022	Additions	Translation differences	**Balance at 31/12/2023**
Cost of currently marketed products - Gamunex	1,125,070	--	(39,097)	1,085,973
Cost of currently marketed products - Progenika	23,792	--	--	23,792
Cost of currently marketed products - Biotest	195,694	--	--	195,694
Cost of customer relationships - Access	86,618	--	(2,829)	83,789
Accumulated amortisation of currently marketed products - Gamunex	(434,403)	(37,078)	15,975	(455,506)
Accumulated amortisation of currently marketed products - Progenika	(23,391)	(401)	--	(23,792)
Accumulated amortisation of currently marketed products - Biotest	(3,134)	(8,028)	--	(11,162)
Accumulated amortisation of customer relationships - Access	(3,166)	(5,977)	256	(8,887)
Carrying amount of currently marketed products and customer relationships	967,080	(51,484)	(25,695)	889,901

The cost and accumulated amortization of currently marketed products and customer relationships acquired from Talecris, Progenika, Biotest and Acces at 31 December 2022 was as follows:

	Thousands of Euros				
	Balance at 31/12/2021	Business Combination	Additions	Translation differences	**Balance at 31/12/2022**
Cost of currently marketed products - Gamunex	1,059,509	--	--	65,561	1,125,070
Cost of currently marketed products - Progenika	23,792	--	--	--	23,792
Cost of currently marketed products - Biotest	--	200,902	--	(5,208)	195,694
Cost of customer relationships - Access	--	86,618	--	--	86,618
Accumulated amortisation of currently marketed products - Gamunex	(373,772)	--	(37,833)	(22,798)	(434,403)
Accumulated amortisation of currently marketed products - Progenika	(21,012)	--	(2,379)	--	(23,391)
Accumulated amortisation of currently marketed products - Biotest	--	--	(3,134)	--	(3,134)
Accumulated amortisation of customer relationships - Access	--	--	(3,386)	220	(3,166)
Carrying amount of currently marketed products and customer relationships	688,517	287,520	(46,732)	37,775	967,080

45

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 46 The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straight-line basis. At 31 December 2023 the residual useful life of currently marketed products is 17 years and 5 months (18 years and 5 months at 31 December 2022). The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. In 2023 the currently marketed products reached the end of their useful life. The estimated useful life of the product portfolio acquired from Biotest is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear. The estimated useful life of the customer relationships acquired from Access Biologicals is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear. (a) Self – constructed intangible assets At 31 December 2023 the Group has recognized Euros 50,043 thousand as self – constructed intangible assets (Euros 37,214 thousand at 31 December 2022) in the consolidated profit and loss account. (b) Purchase commitments At 31 December 2023 the Group has no intangible asset purchase commitments (Euros 69 thousand at 31 December 2022). (c) Other intangibles in progress At 31 December 2023 the Group has an amount of Euros 1,366,893 thousand as development costs in progress (Euros 1,330,213 thousand at 31 December 2022). This amount includes an amount of Euros 284,341 thousand as of 31 December 2023 (Euros 294,578 thousand as of 31 December 2022) corresponding to the ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and ophthalmological diseases acquired from Alkahest. Likewise, this amount also includes an amount of Euros 861,950 thousand as of 31 December 2023 (Euros 846,447 thousand as of 31 December 2022) corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin). (d) Results on disposal of intangible assets The total losses on disposals and sale of intangible assets amounts to Euros 283 thousand in 2023 (losses of Euros 1,082 thousand in 2022). (e) Impairment testing Indefinite-lived intangible assets have been allocated to the corresponding cash-generating unit (CGU). These assets have been tested for impairment together with goodwill (see note 6). Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value based on the discount of free cash flows adjusted by the probability of success according to the clinical phase of the project.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 47 (8) Leases Details of leases in the consolidated balance sheet at 31 December 2023 and 2022 are as follows: Right-of-use assets 31/12/2023 31/12/2022 Land and buildings 852,131 885,050 Machinery 3,718 3,017 Computer equipment 764 1,026 Vehicles 7,454 8,459 864,067 897,552 Lease liabilities Reference 31/12/2023 31/12/2022 Non-current Note 21 896,128 914,588 Current Note 21 100,889 102,356 997,017 1,016,944 Thousands of Euros Thousands of Euros The composition of lease liabilities as of 31 December 2023 and 2023 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount: 31/12/2023 31/12/2022 Maturity: Within one year 100,889 102,356 In the second year 99,108 97,823 In the third to fifth years 272,203 270,876 After the fifth year 976,400 996,655 1,448,600 1,467,710 Discounting effect 451,583 450,766 Total lease liabilities 997,017 1,016,944 Thousands of Euros Details by maturity of lease liabilities are shown under “Liquidity risk” in note 30. At 31 December 2023, the Group has recognized an amount of Euros 98,477 thousand related to additions of right-of- use assets (Euros 141,973 thousand at 31 December 2022). Movement at 31 December 2023 and 2022 is included in Appendix IV, which forms an integral part of these notes to the condensed consolidated interim financial statements. At 31 December 2023 and 2022, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 48 Right-of-use depreciation 31/12/2023 31/12/2022 Buildings 71,157 72,214 Machinery 1,507 1,983 Computer equipment 860 1,432 Vehicles 5,019 4,869 78,543 80,498 Thousands of Euros Reference 31/12/2023 31/12/2022 Finance lease expenses Note 27 44,587 45,198 44,587 45,198 Thousands of Euros 31/12/2023 31/12/2022 Expenses related to short-term contracts 1,117 1,739 Expenses related to low-value contracts 14,345 13,435 Other operating lease expenses 27,577 23,820 43,039 38,994 Thousands of Euros At 31 December 2023, the Group has paid a total of Euros 105,852 thousand related to lease contracts (Euros 104,287 thousand at 31 December 2022). The total amount recognized in the balance sheet corresponds to lease contracts in which the Group is the lessee. (9) Property, Plant and Equipment Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2023 and 2023 are included in Appendix V, which forms an integral part of this note to the condensed consolidated interim financial statements. Property, plant and development under construction at 31 December 2023 and 2022 mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity. In 2023, the Group has capitalized interests for a total amount of Euros 36,892 thousand (Euros 25,184 thousand in 2022) (see note 27). a) Insurance Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2023 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets. b) Losses on disposal of property, plant and equipment Total losses incurred on disposals of property, plant and equipment for 2023 amount to Euros 5,813 thousand (losses of Euros 6,817 thousand in 2022).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 49 c) Self – constructed property, plant and equipment At 31 December 2023 the Group has recognized Euros 82,615 thousand as self -constructed property, plant and equipment (Euros 87,656 thousand at 31 December 2022) in the consolidated profit and loss account. d) Purchase commitments At 31 December 2023 the Group has property, plant and equipment purchase commitments amounting to Euros 36,487 thousand (Euros 41,680 thousand at 31 December 2022). e) Fixed assets under construction The fixed assets under construction as of 31 December 2023 amount to Euros 910,670 thousand(Euros 878,415 thousand in the 2022 financial year) and mainly correspond to the investments incurred in the expansion of the facilities of the companies and their productive capacity in the United States, Canada, and Ireland (see note 29). f) Impairment testing During 2023, the Group disposed of property, plant and equipment as part of the reorganization of the USA donor center network. In this regard, the impairment corresponding to these assets which belong to the Biopharma segment have been written off for a total amount of Euros 5.3 million in the consolidated profit and loss for 2023. As a result of the reorganization of the USA donor center network, an impairment for some property, plant and equipment allocated to the relocated donor centers was recognized for a total amount of Euros 5.7 million as an expense in the consolidated statement of profit and loss for 2022. Tangible assets have been assigned to the corresponding cash-generating unit (CGU) and their impairment has been analyzed jointly with the impairment of goodwill (see note 6). g) Transfers At 31 December 2022, transfers included the reclassification of Euros 5,159 thousand to "non-current assets held for sale" related to agreement that the Group reached for the sale of the installations owned by Grifols Brasil, Lda which became effective during 2023.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 50 (10) Equity-Accounted Investees and Joint Business Details of this caption in the consolidated balance sheet at 31 December 2023 and 2022 are as follows: Thousands of Euros Thousands of Euros % ownership 31/12/2023 % ownership 31/12/2022 Shanghai RAAS Blood Products Co., Ltd. 6.58% 474,601 26.20% 1,910,428 Grifols Egypt Plasma Derivatives 49.00% 46,263 49.00% 36,111 BioDarou P.J.S. Co. 49.00% 11,265 49.00% 5,051 Total equity accounted investees with similar activity to that of the Group 532,129 1,951,590 Albajuna Therapeutics, S.L 100.00% -- 49.00% 622 Mecwins, S.A. 24.59% 2,841 24.59% 2,965 Total of the rest of equity accounted investees 2,841 3,587 Total equity-accounted investees 534,970 1,955,177

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 51 Movement in the investments in equity-accounted investees for the twelve-month period ended 31 December 2023 is as follows: Shanghai RAAS Blood Products Co., Ltd. Grifols Egypt Plasma Derivatives BioDarou P.J.S. Co. Total Albajuna Therapeutics, S.L Mecwins, S.A. Total Total Balance at 1 January 1,910,428 36,111 5,051 1,951,590 622 2,965 3,587 1,955,177 Acquisitions -- 20,342 -- 20,342 -- -- -- 20,342 Transfers -- -- -- -- -- -- -- -- Share of profit / (losses) 61,979 (1,025) 2,786 63,740 (798) (124) (922) 62,818 Share of other comprehensive income / translation differences (57,048) (9,165) 3,846 (62,367) 176 -- 176 (62,191) Collected dividends (6,891) -- -- (6,891) -- -- -- (6,891) Uncollected dividends -- -- (418) (418) -- -- -- (418) Transfers (1,433,867) -- -- (1,433,867) -- -- -- (1,433,867) Balance at 31 December 474,601 46,263 11,265 532,129 -- 2,841 2,841 534,970 Thousands of Euros 2023 Equity accounted investees with similar activity to that of the Group Rest of equity accounted investees

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the investments in equity-accounted investees for the twelve-month period ended 31 December 2022 is as follows:

	Thousands of Euros								
	2022								
	Equity accounted investees with similar activity to that of the Group					Rest of equity accounted investees			
	Access Biologicals LLC	Shanghai RAAS Blood Products Co., Ltd.	Grifols Egypt Plasma Derivatives	BioDarou P.J.S. Co.	Total	Albajuna Therapeutics, S.L	Mecwins, S.A.	Total	**Total**
Balance at 1 January	53,264	1,909,596	31,847	--	1,994,707	1,910	3,159	5,069	1,999,776
Acquisitions	--	--	--	4,534	4,534	--	--	--	4,534
Transfers	(129,459)	--	--	--	(129,459)	--	--	--	(129,459)
Share of profit / (losses)	76,895	26,680	865	(962)	103,478	(1,288)	(194)	(1,482)	101,996
Share of other comprehensive income / translation differences	3,028	(18,859)	(16,419)	1,479	(30,771)	--	--	--	(30,771)
Collected dividends	(3,728)	(6,989)	--	--	(10,717)	--	--	--	(10,717)
Others	--	--	19,818	--	19,818	--	--	--	19,818
Balance at 31 December	--	1,910,428	36,111	5,051	1,951,590	622	2,965	3,587	**1,955,177**

52

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 53 Movement in the investments in equity-accounted investees for the twelve-month period ended 31 December 2021 is as follows: Access Biologicals LLC Shanghai RAAS Blood Products Co., Ltd. Grifols Egypt Plasma Derivatives Total Albajuna Therapeutics, S.L GigaGen, Inc. Mecwins, S.A. Total Total Balance at 1 January 46,782 1,800,578 -- 1,847,360 3,378 15,677 2,605 21,660 1,869,020 Acquisitions -- -- 30,454 30,454 -- -- 860 860 31,314 Transfers -- -- -- -- -- (50,794) -- (50,794) (50,794) Share of profit / (losses) 8,298 24,835 (578) 32,555 (1,463) 34,957 (306) 33,188 65,743 Share of other comprehensive income / translation differences 3,929 89,886 1,971 95,786 (5) 160 -- 155 95,941 Collected dividends (5,745) (5,703) -- (11,448) -- -- -- -- (11,448) Balance at 31 December 53,264 1,909,596 31,847 1,994,707 1,910 -- 3,159 5,069 1,999,776 Thousands of Euros 2021 Equity accounted investees with similar activity to that of the Group Rest of equity accounted investees

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 54 The main movements of the equity-accounted investees with similar activity to that of the Group are explained below: Grifols Egypt for Plasma Derivatives (S.A.E.) On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help build a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received GEPD shares representing 49% of its share capital, which amounts to US Dollars 300 million. The Company has undertaken to make the contributions for the outstanding amount corresponding to its interest as the capital requirements are approved. As a result, the Group made a further capital contribution of US Dollars 22 million during 2022, equivalent to 49% of the total capital contribution made (US Dollars 45 million). Additionally, during 2023 the Group made another capital contribution of US Dollars 22 (Euros 20 million at the contribution date) million, equivalent to 49% of the total capital increase made (US Dollar 67 million). Shanghai RAAS Blood Products Co. Ltd. In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (hereinafter SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (hereinafter GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million of SRAAS shares (representing 26.2% of the share capital). After receiving all relevant authorizations, at 31 December 2019, Grifols delivered 90 shares of its subsidiary GDS in exchange for a contractual right to receive equity instruments in an associate (equivalent to 1,766 million of SRAAS shares), because at that date no shares of SRAAS were received. As a consequence, at 31 December 31 2019, SRAAS was the minority shareholder owning 45% of GDS. Grifols recorded the aforementioned contractual right for the fair value of the GDS shares delivered and subsequently, the right was measured based on its fair value through profit or loss. On 30 March 2020, the share exchange agreement was closed and Grifols received SRAAS shares corresponding to 26.2% of its share capital. Therefore, Grifols became the largest shareholder of SRAAS, while maintaining operational, voting and economic control of GDS. Consequently, the consolidated balance sheet at 31 December 2020, did not longer show any financial asset related to the contractual right, but the interest in SRAAS was recorded as an investment in an associate company because the Group exercises significant influence in accordance with the criteria established in IAS 28 – Investment in Associates and Joint Ventures. SRAAS’ equity-accounted investment was recognized at the value of the shares at the closing date of the transaction. The difference between the contractual right value recognized at 31 December 2019 and SRAAS quoted value at 30 March 2020 was Euros 56,526 thousand which was recognized as Change in fair value of financial instruments in the consolidated statement of profit and loss. The impact on the consolidated statement of profit and loss related to the equity method result was included in the Operating Result under “Profit/(loss) of equity accounted investees with similar activity to that of the Group”, since SRAAS is a company dedicated to the plasma product sector. The transaction costs were recognized as part of the investment value and totaled Euros 34,088 thousand. On 29 December 2023, Grifols announced a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation (Haier) for the sale of approximately a 20% equity stake in SRAAS in exchange for RMB 12,500 million, which represents a price of RMB 9.405 per share. According to the fair value implicit in the transaction with Haier, there is no impairment indication in SRAAS investment as of December 31, 2023. At 31 December 2023 Shanghai RAAS Blood Products Co. Ltd. stock market capitalization totals RMB 53,164 million (RMB 42,737 million at 31 December 2022).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Agreed price in transaction with Haier	31/12/2023	Date of acquisition
SRAAS shares price	CNY 9.405	CNY 8.00	CNY 7.91

As of 31 December 2022, the recoverable value of the investment in SRAAS was determined in accordance with its value in use, calculated as the present value of future cash flows discounted at a discount rate that reflects the inherent risk thereof.

The key assumptions used to perform the impairment test of the investment in SRAAS for 2022 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	3.3%	9.2%

The reasonably possible changes considered for SRAAS were a variation in the discount rate, as well as in the estimated perpetual growth rate, according to the following detail:

	Perpetual Growth rate	Pre-tax discount rate
SRAAS	+/- 50 bps	+/- 50 bps

Due to the aforementioned Share Purchase Agreement with Haier Group Corporation, as of December 31, 2023, the amount equivalent to 20% of the ownership in SRAAS has been reclassified to the heading Non-current assets held for sale (see note 12).

Access Biologicals LLC.

On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols also signed a supply agreement to sell biological products not meant for therapeutic use to Access Biologicals.

The principal business activity of Access Biologicals is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research & development.

On 15 June 2022, Grifols, through its wholly-owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51%, for a total of US Dollars 142 million. With the acquisition of 100% of the shares, Grifols obtains control over Access Biologicals LLC and, therefore, it is considered a group company and is consolidated under the full consolidation method (see note 3). In 2023, Access Biologicals, L.L.C, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc. entered into a merger agreement, with the surviving company being Grifols Bio Supplies, Inc. (see note 2).

BioDarou P.J.S. Co.

On 25 April 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand (see note 3). Biotest AG is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest

55

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 56 Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for using the equity method. The company's goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran. The main movements for the rest of the equity-accounted investees are explained below: Albajuna Therapeutics, S.L. In 2016, Grifols made a capital investment of 3.75 million euros in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders' Agreement of January 2016, Grifols held a 49% stake in the company's capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV. On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited, reached an agreement to acquire all the shares of Albajuna Therapeutics, S.L. for the remaining 51% for a total amount of 1 euro. With the acquisition of 100% of the shares, Grifols obtained control over Albajuna Therapeutics, S.L. and, therefore, it has become a group company and has been consolidated under the global consolidation method (see note 3). Medcom Advance, S.A. In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company was equity-accounted. At 31 December 2022 and 2023, this investment is fully impaired. Mecwins, S.A. On 22 October 2018 Grifols allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital. Mecwins is a spin-off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases. Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases. The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis. In 2021, Mecwins, S.A. acquired own shares from Progenika Biopharma, S.A. to generate treasury stock. This acquisition caused the percentage of ownership in Mecwins, S.A. to decrease to 24.59%. GigaGen Inc.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 5 July 2017, Grifols through its 100% subsidiary Grifols Innovation and New Technologies Limited ("GIANT") acquired a 43.96% shareholding in GigaGen, Inc., a company based in San Francisco (USA) for the amount of US Dollars 35 million.

GIANT and GigaGen entered into a Research and Collaboration Agreement whereby in exchange of a collaboration fee of US Dollars 15 million in the aggregate, GigaGen will commit to carry out research activities to develop recombinant polyclonal immunoglobulin therapies derived from human B cells for the treatment of human diseases.

On 8 March 2021, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited ("GIANT"), reached an agreement to acquire all of the shares of Gigagen, Inc. for a total amount of US Dollars 90.5 million. With the acquisition of the 100% stake, Grifols obtains control over Gigagen and, therefore, becomes a group company and is consolidated under the full consolidation method (see note 3).

<u>**Biotek America LLC**</u>

In July 2021, Grifols signed a collaboration agreement with ImmunoTek GH, LLC through which a company was created in the United States called Biotek America LLC, of which Grifols holds 75% of the ownership and ImmunoTek GH LLC the remaining 25%. However, taking into account the economic reality, the transaction has been accounted as a forward contract to acquire a business (see note 11).

The most recent financial statements available of the main equity-accounted investments of Grifols are as follows:

Balance sheet:	Thousands of Euros	
	31/12/2023	31/12/2022
	SRAAS	**SRAAS**
Non-current assets	2,990,702	3,028,641
Current assets	561,804	648,415
Cash and cash equivalents	512,309	430,655
Non-current liabilities	(2,182)	(2,645)
Non-current financial liabilities	(211)	(292)
Current liabilities	(263,827)	(193,289)
Net assets	**3,798,595**	**3,911,485**

P&L:	Thousands of Euros	
	31/12/2023	31/12/2022
	SRAAS	**SRAAS**
Net revenue	778,328	700,831
Profit for the year	234,416	227,000

(11) Financial Assets

57

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 58 Details of non-current financial assets on the consolidated balance sheet at 31 December 2023 and 2022 are as follows: Reference 31/12/2023 31/12/2022 Other non-current investments 11,139 11,540 Non-current derivatives Note 30 1,043 27,030 Total Non-current financial assets measured at fair value 12,182 38,570 Non-current guarantee deposits 8,873 9,277 Other non-current financial assets (a) 182,924 463,201 Non-current loans to third parties (b) 136,626 109,697 Total Non-current financial assets measured at amortized cost 328,423 582,175 Thousands of Euros In Non-current guarantee deposits, there are long-term deposits with related parties that amount 934 thousand Euros at 31 December 2023 (934 thousand Euros at 31 December 2022) (see note 31). Details of current financial assets on the consolidated balance sheet at 31 December 2023 and 2022 are as follows: Thousands of Euros Reference 31/12/2023 31/12/2022 Current derivatives Note 31 23,644 12,629 Total Non-current financial assets measured at fair value 23,644 12,629 Reference 31/12/2023 31/12/2022 Deposits and guarantees 325 359 Other current financial assets (a) 116,143 30,627 Current loans to third parties (b) 120 48 Total other current financial assets measured at amortized cost 116,588 31,034 Thousands of Euros (a) Other non-current and current financial assets Details of other non-current and current financial assets are as follows: Reference 31/12/2023 31/12/2022 Other financial assets with related parties Note 31 101,217 318,890 Other financial assets with joint ventures Note 31 163,928 124,132 Other financial assets with associated parties Note 31 418 -- Other financial assets with third parties 33,504 50,805 Total other non-current and current financial assets 299,067 493,828 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 59 Other financial assets with related parties includes the open balance of the cash pooling that Haema AG and BPC Plasma, Inc. have with Scranton Plasma B.V. (see note 31). Those balances have been reclassified from non-current to curent based on their maturity. In 2023, the balance was significantly reduced because BPC Plasma Inc. distributed a dividend without cash outflow compensating “other non-current financial assets”. The dividend corresponds to the result of the previous 4 years for a value of Euros 266,406 thousand to its shareholder Scranton Plasma B.V. This distribution had an impact against the group's non-controlling interests reserves (see note 19). In July 2021, Grifols entered into a collaboration agreement with ImmunoTek GH, LLC (ImmunoTek). The transaction was instrumented through the creation of a tax-transparent company in the United States, Biotek America LLC ("ITK JV"), which created a series of shares for each center. Grifols holds 75% of each series of shares through the company Grifols Bio North America and ImmunoTek holds the remaining 25%. During 2023, the Group and Immunotek signed a modification to the initial agreement. This collaboration agreement has implied as of December 31, 2023 and 2022: • ImmunoTek's construction, licensing and commissioning of a total of 21 plasma centers in the United States. This agreement was subsequently expanded to a total of 28 centers; • The sale to Grifols of each center approximately 3 years after its opening, for an approximate amount of USD 635,955 thousand (Euros 577,232 thousand) for the 28 centers. The number of centers to be acquired and their acquisition date will be: 7 centers in April 2024, 7 centers in July 2024, 8 centers in January 2025 and 6 centers in January 2026; • Grifols made advances of up to USD 5,000 thousand per site to ImmunoTek (USD 140,000 million for the 28 sites), which will be deducted from the purchase price of the sites. • All of the plasma collected by the ITK JV through its 28 centers is sold exclusively to Grifols in exchange for an agreed price. Plasma purchases from the ITK JV in fiscal years 2023 and 2022 amounted to Euros 233,706 thousand and Euros 66.648 thousand, respectively. • ImmunoTek has sole management of the centers in exchange for a management fee of Euros 10,630 thousand(Euros 5,836 thousand in 2022). Subsequently, as a result of a contractual amendment, the management fees became fixed amounts. • As manager, it may perform all acts it deems necessary under his sole and sole responsibility with limitation to certain protective clauses included in the collaboration agreement. It can only be terminated with the unanimous consent of the parties. • In the event of liquidation of the ITK JV, once the creditors of the ITK JV or each of the series have been paid, the remainder, if any, will be distributed to each of the partners in proportion to their equity interest (Immunotek 25%; Grifols 75%). • None of the series shall be liable for expenses incurred by or attributable to the other series. All items of loss, gain, income and expense shall be allocated to ImmunoTek. However, all assets and liabilities correspond to each of the series. • Grifols, through its subsidiary Grifols Shared Services North America, LLC. acts as guarantor for five plasma center lease agreements held by ImmunoTek that are not subject to this collaboration agreement up to an amount of US Dollars 50 million. In addition, Grifols, S.A. acts as guarantor of the commitments acquired for the purchase of the 28 plasma centers.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As of 31 December, 2023, the Group has made advance payments for the acquisition of the 28 plasma centers in the amount of Euros 44,640 thousand.

At 31 December 2023, the amounts payable net of deposits and based on minimum production and plant stock at the time of purchase would be as follows according to the estimated payment schedule:

	Thousand	
Year	US Dollar	Euros
2024	300,858	273,507
2025	86,998	79,089
2026	61,910	56,282
Total	449,766	408,878

Regardless of the fact that Grifols holds a 75% stake and that management has been transferred to Immunotek, joint control exists until Grifols acquires the centers, based on the contractual conditions: (i) joint decision-making power over the relevant activities; (ii) exposure of Grifols for the 75% shareholding, the advances delivered, the guarantees granted and the plasma supply purchase contracts; (iii) significant exposure of the other venturer for the results of the silos generated and its fees, given that it does not act with delegated power and, (iii) linkage between the two.

However, based on economic reality, the transaction has been accounted for as a forward contract to acquire a business and, therefore, there is a derivative financial instrument that does not qualify for exclusion under IFRS 9.

Since the exercise price of the put and call options as well as the forward contract have been established considering a market price per liter, their value is not relevant. In addition, although a forward contract implies a forward obligation, that fact does not imply the recognition of the contractual obligation to acquire an asset or a business, to the extent that it is not controlled in accordance with IAS 32.

Below is a breakdown of the aggregate balances of the 28 centers as of December 31, 2023 and 2022, excluding the balances with Grifols. These balances are not included in these condensed consolidated interim financial statements as this transaction is considered to be a contract to acquire the 28 centers in installments:

	Thousand			
	US Dollar		Euros	
	31/12/2023	31/12/2022	31/12/2023	31/12/2022
Non-current assets	120,133	123,393	108,718	111,668
Current assets	46,881	36,095	42,427	32,665
Total assets	167,014	159,488	151,145	144,333
Non-current liabiliti	126,314	126,762	114,311	114,716
Current liabilities	54,086	9,617	48,947	8,703
Total liabilities	180,400	136,379	163,258	123,419
Total Equity	(13,386)	23,109	(12,113)	20,914

60

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Non-current and current loans

Details of non-current and current loans are as follows:

		Thousands of Euros	
	Reference	**31/12/2023**	**31/12/2022**
Loans to related parties	Nota 31	115,209	96,537
Loans to third parties		21,537	13,208
Total current and non-current loans		136,746	109,745

(12) Non-current assets held for sale

On 29 December 2023, Grifols reached an agreement with Haier Group Corporation ("Haier") for the sale of a 20% equity interest in Shanghai RAAS (SRAAS) for RMB 12,500 million (approximately US Dollars 1,800 million), while retaining a 6.58% interest in SRAAS.

The closing of the transaction is subject to the relevant regulatory approvals and confirmatory due diligence by the buyer. Both parties estimate that the closing of the transaction will occur in June 2024, although it could be postponed if any regulatory approvals are pending at that date.

As part of the agreement with Haier, the parties have agreed that Grifols will retain a director on the Board of Directors of SRAAS. Grifols and SRAAS will amend the Exclusive Distribution Agreement with SRAAS to supply increased quantities of human serum Albumin in the Chinese market, to extend its current term for an initial period of 10 years (until 2034), with SRAAS having the option to extend this term for an additional 10 years. Grifols and the purchaser undertake not to transfer any of their shares in SRAAS for a period of 3 years after the closing of the transaction. Grifols commits to:

- achieve an aggregate EBITDA in Grifols Diagnostic Solutions of US Dollar 850 million for the period 2024-2028 and in the event that such EBITDA is not met, Grifols will compensate SRAAS with 45% of the remaining amount until that amount is reached (see note 29).
- distribute 50% of the distributable profit in GDS to GDS shareholders in the period 2024-2028
-
- Under the voting proxy agreement, the Group will cede the exercise of voting rights relating to the 6.58% of shares in SRAAS that it retains to Haier for a period of 10 years from the payment of the transaction price by Haier.

With this transaction, Grifols will mainatin its presence in China, will continue with its commercial agreements with SRAAS, and at the same time, will fulfill its commitment to deleverage.

At 31 December, 2023, the amount equivalent to 20% of the stake in SRAAS, amounting to Euros 1,433,867 thousand, has been reclassified to "Non-current assets held for sale", given that Grifols has a firm commitment to sell this stake and that its sale is considered highly probable in accordance with IFRS 5. This reclassification has had no impact on the consolidated statement of profit or loss at 31 December 2023, because the sale price agreed less costs is higher than the carrying amount. Likewise, the sale of this interest has not been considered as discontinued operations because it does not represent a significant line of business or geographical area of operation separate from the rest. This interest is included within the "Other" segment for consolidated financial reporting purposes.

61

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 62 (13) Inventories Details of inventories at 31 December 2023 and 2022 are as follows: 31/12/2023 31/12/2022 Goods for resale 149,060 138,909 Raw materials and supplies 1,090,511 1,064,776 Work in progress and semi-finished goods 1,210,085 1,331,644 Finished goods 995,337 666,028 3,444,993 3,201,357 Thousands of Euros Movement in the inventory provision was as follows: 31/12/2023 31/12/2022 31/12/2021 Balance at 1 January 84,740 158,724 122,613 Net charge for the year 57,041 (66,647) 28,092 Cancellations for the year (15,985) (12,155) (269) Translation differences (2,140) 4,818 8,288 Balance at 31 December 123,656 84,740 158,724 Thousands of Euros As a result of the discontinuation of the Blood Collection Systems activity, an impairment of some inventory was recognized for a total amount of Euros 5 million as an expense in the consolidated statement of profit and loss for 2021. The cost of inventory amounts to Euros 4,108,027 thousand in the twelve-month period ended 31 December 2023 (Euros 3,761,316 thousand in the twelve-month period ended 31 December 2022 and Euros 3,017,550 thousand in the twelve-month period ended 31 December 2021). (14) Contract assets Contract assets from contract fractionation relate to contractual obligations from contract fractionation agreements entered into by Biotest AG. The resulting performance obligations are generally fulfilled by Biotest over a period of up to 12 months. Receivables from this business, which usually have a due date of between 90 and 120 days, are recognized when the right to receive the consideration becomes unconditional. This is the case when the biological drugs produced from the blood plasma provided by the customer are delivered to the customer. These are service transactions that are valued at the corresponding costs of sales incurred plus profit margin, if it can be estimated. Details of contract assets at 31 December 2023 and 2022 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 63 31/12/2023 31/12/2023 Contract assets (gross) 47,839 35,467 Allowances for expected credit losses (88) (313) Contract assets (net) 47,751 35,154 Thousands of Euros Default risks are accounted for by making value adjustments to the contract assets. The allowance for expected credit losses is calculated as the difference between the nominal amount of the contract assets and the estimated recoverable amount. Movement in allowance for expected credit losses corresponding to contract assets is included in note 30. (15) Trade and Other Receivables Details at 31 December 2023 and 2022 are as follows: Reference 31/12/2023 31/12/2022 Trade receivables 433,071 478,597 Receivables from associates Note 31 227,550 162,382 Impairment losses Note 30 (i) (31,576) (32,291) Trade receivables 629,045 608,688 Other receivables Note 30 (i) 27,444 10,050 Personnel 1,123 770 Advance payments Note 30 (i) 20,093 19,033 Taxation authorities, VAT recoverable 32,587 38,719 Other public entities 9,629 4,609 Other receivables 90,876 73,181 Current income tax assets 47,213 56,782 Total trade and other receivables 767,134 738,651 Thousands of Euros Advance payments include prepayments to Biotek America, LLC (ImmunoTek) for a total amount of 15,943 thousand Euros at 31 December 2023 (11,998 thousand Euros at 31 December 2022) (see note 31). 'Assignment of credit rights During 2023, 2022 and 2021 the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor. The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 64 These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet. Likewise, in the twelve-month period ended 31 December 2023, 2022, and 2021, some receivables assignment contracts were signed with a financial institution, in which the Group retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as factoring with recource and the assigned amount remains in the consolidated balance sheet at 31 December 2023 and a short-term debt has been recognized for an amount equal to the consideration received from the factor for the assignment. The amount recognized in Euros 16,985 thousand at 31 December 2023 (Euros 16,546 thousand at 31 December 2022). Total receivables without recourse sold to financial institutions through the aforementioned contracts in the twelve-month period ended 31 December 2023 amount to Euros 2,858,117 thousand (Euros 3,174,308 thousand in the twelve-month period ended 31 December 2022 and Euros 2,975,343 thousand in the twelve-month period ended 31 December 2021). At 31 December 2023 the finance cost of credit rights sold for the Group totals Euros 24,993 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for (Euros 18,201 thousand in the twelve-month period ended 31 December 2022 and Euros 10,292 thousand in the twelve-month period ended 31 December 2021) (see note 27). Details of balances with related parties are shown in note 31. The volume of invoices sold without recourse to various financial institutions which, based on their due date would not have been collected at 31 December 2023, totals Euros 391,886 thousand (Euros 445,185 thousand at December, 2022). (16) Cash and Cash Equivalents Details of this caption of the consolidated balance sheet at 31 December 2023 and 2022 are as follows: 31/12/2023 31/12/2022 Current deposits 6,506 5 Cash in hand and at banks 519,061 547,974 Total cash and cash equivalents 525,567 547,979 Thousands of Euros (17) Equity Details of consolidated equity and movement are shown in the consolidated statement of changes in equity. (a) Share capital At 31 December 2023 and 2022, the Company’s share capital amounts to Euros 119,603,705 and comprises: • Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company's by-laws.

The main characteristics of the Class B shares are as follows:

- Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and, subject, according to the commercial law, to the approval of the distribution of dividends by the Company's shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period.

- Each Class B share is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols ordinary share.

- Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company's by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed.

- In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols' Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company's knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company's total capital at 31 December 2023 and 2022.

At 31 December 2023 and 2022, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during the twelve-month period ended 31 December 2023 is as follows:

	Reference	Class A shares	Class B shares
Balance at 1 January 2023		422,185,368	256,225,326
(Acquisition) / disposal of treasury stock	Note 17 (d)	--	681,585
Balance at 31 December 2023		422,185,368	256,906,911

Movement in outstanding shares during the twelve-month period ended 31 December 2022 is as follows:

65

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 66 (b) Share premium Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the condensed consolidated interim financial statements. (c) Reserves The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. The movement in this caption of the consolidated balance sheet during the twelve-month periods ended at 31 December 2023, 2022 and 2021 is reflected in the consolidated statement of changes in equity, the most significant movements being detailed below: Legal reserve Companies in Spain are obliged to transfer 10% of each year‘s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 31 December 2023 and 2022 the legal reserve of the Parent amounts to Euros 23,921 thousand which corresponds to 20% of the share capital. Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2023 the balance of the legal reserve of other Spanish companies amounts to Euros 1,711 thousand (Euros 2,066 thousand at 31 December 2022). Other foreign Group companies have a legal reserve amounting to Euros 4,227 thousand at 31 December 2023 (Euros 4,137 thousand at 31 December 2022). Unavailable reserve At 31 December 2023, Euros 7,179 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 18,908 thousand at 31 December 2022) are, in accordance with applicable legislation, a distribution limitation until these development costs have been amortized. Hedging reserve The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) for details. The cash flow hedge reserve is used to recognise the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 30. Reference Class A shares Class B shares Balance at 1 January 2022 422,185,368 256,354,580 (Acquisition) / disposal of treasury stock Note 17 (d) -- (129,254) Balance at 31 December 2022 422,185,368 256,225,326

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 67 The group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve. (d) Treasury stock The Parent held Class A and B treasury stock equivalent to 1.2% of its capital at 31 December 2023 (1.3% of its capital in Class A and B treasury stock at 31 December 2022). Treasury stock Class A During the twelve-month periods ended at 31 December 2023 and 2022, there have been no movements in Class A treasury shares, with a total of 3,944,430 shares and 89,959 thousand euros. Treasury stock Class B Movement in Class B treasury stock during the twelve-month period ended 31 December 2023 was as follows: In March, May and October 2023, the Group delivered 681,585 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan. Movement in Class B treasury stock during the twelve-month period ended 31 December 2022 is as follows: In March 2022, the Group delivered 370,746 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan. (e) Distribution of profit and dividends The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings. No. of Class B shares Thousands of Euros Balance at 1 January 2023 5,199,784 72,261 Disposal Class B shares (681,585) (9,472) Balance at 31 December 2023 4,518,199 62,789 No. of Class B shares Thousands of Euros Balance at 1 January 2022 5,070,530 74,230 Disposal Class B shares (370,746) (5,428) Acquisition Class B shares 500,000 3,459 Balance at 31 December 2022 5,199,784 72,261

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 68 The proposed distribution of profit of the Parent Grifols, S.A. for the twelve-month period ended 31 December 2023, and the distribution of profit approved for 2022, presented at the general meeting held on 16 June 2023, is as follows: 31/12/2023 31/12/2022 Voluntary reserve (246,734) (266,296) Lossest of the Parent (246,734) (266,296) Thousands of Euros The distribution of profit corresponding to the twelve-month period ended 31 December 2023 and 2022 are presented in the statement of changes in consolidated equity. During 2023 and 2022 no dividend or interim dividend have been paid. (f) Restricted Share Unit Retention Plan The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) and a long-term incentive plan for certain employees (see note 29). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 8,282 thousand at 31 December 2023 (Euros 7,304 thousand at 31 December 2022). The incentive plan has been granted to certain employees as part of their compensation package, subject to the achievement of various metrics, both financial and non-financial. The plan has been assessed by calculating the unit value of the options at the valuation date and multiplying it by the total number of options to be granted. Subsequently, this unit value will be adjusted based on the likelihood of achieving the specified objectives. (18) Earnings Per Share (a) Basic Earnings per share The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock. Details of the calculation of basic earnings per share are as follows: 31/12/2023 31/12/2022 31/12/2021 Profit for the period attributable to shareholders of the Parent (Thousands of Euros) 59,315 208,279 188,726 Weighted average number of ordinary shares outstanding 679,756,294 679,805,142 681,556,937 Basic earnings per share (Euros per share) 0.09 0.31 0.28 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 69 The weighted average number of ordinary shares outstanding (basic) is as follows: (b) Diluted Earnings per share Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. The RSU Plan granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows: 31/12/2023 31/12/2022 31/12/2021 Profit for the period attributable to shareholders of the Parent (Thousands of Euros) 59,315 208,279 188,726 Weighted average number of ordinary shares outstanding (diluted) 677,101,992 679,292,729 681,404,922 Diluted earnings per share (Euros per share) 0.09 0.31 0.28 Thousands of Euros The weighted average number of ordinary shares outstanding diluted has been calculated as follows: 31/12/2023 31/12/2022 31/12/2021 Issued shares outstanding at 1 January 679,469,076 679,598,330 685,601,126 Effect of shares issued 287,218 206,812 (4,044,189) Weighted average number of ordinary shares outstanding (basic) at 31 December 679,756,294 679,805,142 681,556,937 Number of shares 31/12/2023 31/12/2022 31/12/2021 Ordinary shares outstanding at 1 January 679,469,076 679,598,330 685,601,126 Shares committed under RSU plan (2,654,302) (512,413) (152,015) Effect of treasury stock 287,218 206,812 (4,044,189) Weighted average number of ordinary shares outstanding (diluted) at 31 December 677,101,992 679,292,729 681,404,922 Number of shares

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 70 (19) Non-Controlling Interests Details of non-controlling interests and movement at 31 December 2023 are as follows: Reference Balance at 31/12/2022 Additions Business combinations / Perimeter additions Dividends Other movements Translation differences Balance at 31/12/2023 Grifols (Thailand) Pte Ltd 4,779 642 -- (28) -- (149) 5,244 Grifols Malaysia Sdn Bhd 3,663 850 -- -- -- (283) 4,230 Araclon Biotech, S.A. (593) (544) -- -- -- -- (1,137) Kiro Grifols, S.L. (25) (301) 326 -- -- -- 0 Haema AG 228,684 24,936 -- -- -- -- 253,620 BPC Plasma, Inc 354,502 67,892 -- (266,406) 11 (8,342) 147,657 Grifols Diagnostics Solutions Inc. 1,353,674 39,670 -- -- 74 (46,095) 1,347,323 Plasmavita Healthcare 10,134 2,634 -- -- -- -- 12,768 Haema Plasma Kft 11,939 7,767 -- -- -- 638 20,344 G Pyrenees Research Cntr (6) (12) -- -- 40 -- 22 Albimmune SL (741) (1,021) -- -- -- -- (1,762) Biotest AG Note 3 361,596 (21,161) 6,283 -- (64) 10,356 357,010 2,327,606 121,352 6,609 (266,434) 61 (43,875) 2,145,319 Thousands of Euros During the twelve-month period ended 31 December 2023, BPC Plasma, Inc. distributed a dividend without cash outflow compensating Other non-current financial assets. This dividend corresponds to the result of the previous 4 financial years, valued at Euros 266,406 thousand to its shareholder Scranton Plasma B.V. This distribution has had an impact against the non-controlling interest group's reserves (see note 19). Details of non-controlling interests and movement at 31 December 2022 are as follows: Reference Balance at 31/12/2021 Additions Business combinations / Perimeter additions Other movements Translation differences Balance at 31/12/2022 Grifols (Thailand) Pte Ltd 4,417 282 -- (23) 103 4,779 Grifols Malaysia Sdn Bhd 3,059 593 -- -- 11 3,663 Araclon Biotech, S.A. 240 (833) -- -- -- (593) VCN Bioscience, S.L 97 -- -- (97) -- -- Kiro Grifols, S.L. 284 (312) -- 3 -- (25) Haema AG 233,542 (4,858) -- -- -- 228,684 BPC Plasma, Inc 305,276 30,086 -- -- 19,140 354,502 Grifols Diagnostics Solutions Inc. 1,234,850 46,719 -- 111 71,994 1,353,674 Plasmavita Healthcare 11,724 (1,590) -- -- -- 10,134 Haema Plasma Kft -- (4,074) 17,080 -- (1,067) 11,939 G Pyrenees Research Cntr -- (7) 1 -- -- (6) Albimmune SL -- (742) 1 -- -- (741) Biotest AG Note 3 -- (2,397) 356,386 8 7,599 361,596 1,793,489 62,867 373,468 2 97,780 2,327,606 Thousands of Euros On 25 April 2022, the Group acquired 70.18% of the shares in Biotest AG. Consequently, the information relating to Biotest, AG corresponds to the period from 1 May to 31 December 2022.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2023 and 2022, the main items of the statement of financial positions of the most significant non-controlling interests are as follows:

	Thousands of Euros 31/12/2023								
	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Equity	Consolidated Adjustments	Total Consolidated Equity	% Non-controlling Interest	Non-controlling interests
Grupo Biotest	654,481	756,382	(528,649)	(383,361)	498,853	698,365	1,197,218	29.8%	357,010
Grupo GDS	4,216,198	273,576	(323,673)	(109,121)	4,056,980	--	4,056,980	33.2%	1,347,323
Haema AG	61,271	127,818	(28,859)	(74,680)	85,550	168,070	253,620	100%	253,620
BPC Plasma, Inc	84,037	23,043	(48,510)	(19,329)	39,241	108,416	147,657	100%	147,657
	5,015,987	1,180,819	(929,691)	(586,491)	4,680,624	974,851	5,655,475		2,105,610

	Thousands of Euros 31/12/2022								
	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Equity	Consolidated Adjustments	Total Consolidated Equity	% Non-controlling Interest	Non-controlling interests
Grupo Biotest	585,282	619,513	(701,613)	(130,193)	372,990	839,607	1,212,597	29.8%	361,597
Grupo GDS	4,175,839	286,153	(292,416)	(93,474)	4,076,102	--	4,076,102	33.2%	1,353,674
Haema AG	126,051	40,308	(19,673)	(72,675)	74,012	154,672	228,684	100%	228,684
BPC Plasma, Inc	345,906	30,242	(54,131)	(60,638)	261,379	93,123	354,502	100%	354,502
	5,233,079	976,217	(1,067,832)	(356,980)	4,784,483	1,087,402	5,871,885		2,298,457

	Thousands of Euros 31/12/2023				Thousands of Euros 31/12/2022			
	Ordinary Income	Consolidated Net Income	% Non-controlling Interest	Non-controlling interests	Ordinary Income	Consolidated Net Income	% Non-controlling Interest	Non-controlling interests
Grupo Biotest	684,521	(70,962)	29.8%	(21,161)	361,239	(8,037)	29.8%	(2,397)
Grupo GDS	605,851	119,453	33.2%	39,670	619,731	140,678	33.2%	46,719
Haema AG	194,892	24,936	100%	24,936	165,481	(4,858)	100%	(4,858)
BPC Plasma, Inc	248,918	67,892	100%	67,892	293,520	30,086	100%	30,086
	1,734,182	141,319		111,337	1,439,971	157,869		69,551

Detail of cash flows of the most significant non-controlling interests is as follows:

	Thousands of Euros 31/12/2023				31/12/2022			
	Haema	BPC Plasma	Biotest, AG	Grupo GDS	Haema	BPC Plasma	Biotest, AG	Grupo GDS
Net cash flows from operating activities	23,278	5,814	(3,608)	232,418	(11,479)	17,534	(39,881)	220,566
Net cash flows from investing activities	(28,367)	(8,421)	209	(204,591)	(14,515)	(69,003)	(29,358)	(222,612)
Net cash flows from financing activities	--	--	(4,829)	(27,378)	--	--	91,219	1,914
	(5,089)	(2,607)	(8,228)	449	(25,994)	(51,469)	21,980	(132)

Haema AG and BPC Plasma, Inc.

In mid-2018, Grifols acquired 100% of the shares of Haema AG and BPC Plasma, Inc., which were subsequently sold to Scranton in December 2018, for the same amount and conditions under which they were acquired.

71

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 72 The following indicators support the power that Grifols maintains over these companies, even after their sale to Scranton and that, therefore, it retains control over Haema and BPC in accordance with IFRS 10: - Grifols has an option to repurchase 100% of both companies exercisable at any time, which, in addition, has a substantive character insofar as there are no restrictions on its exercise (even when the sales contract includes a nullity clause of the option in the event of default by the buyer, Grifols will maintain the ability to exercise said purchase option in the 90-day period that the buyer has to remedy a non-payment situation); - There are no shareholder agreements that establish that relevant decisions are approved in a manner different from by majority vote. - Grifols has the financial capacity to exercise the purchase option; - Although Grifols does not have voting rights, it maintains power in both companies, through its ability to exercise the repurchase option which grants it potential voting rights; - Furthermore, Grifols is the manager of both companies through the management contract in the plasma collection business of the donation centers, which includes general management and joint approval of the business plan, granting the intellectual property license and know-how. - Additionally, there is a plasma supply agreement for 30 years where the plasma that these entities will produce will be almost entirely to meet Grifols' needs. The sale price of the plasma is established based on the full cost of production, plus a fixed margin. There is no exclusivity of sale. Both contracts have the same duration. Therefore, although Scranton owns all of the voting rights, Grifols manages the businesses and acquires 100% of BPC and Haema's production and in the event of any discrepancy between Scranton and Grifols, Grifols has the ability to exercise the right of the purchase option at any time. As a result of all of the above, Grifols has the power to direct the relevant activities of these companies, since it manages them and jointly determines their business plan, having the unilateral right to repurchase 100% of both companies. The fact that Grifols has a currently exercisable purchase option implies that it acts as principal in the exercise of power (i) through the management contract and (ii) by not having delegated said power. Therefore, Grifols maintains control in both companies and therefore consolidates them. In relation to the purchase option and given that it is based on a variable number of shares and a variable acquisition price, said instrument is a derivative financial instrument that must be valued at fair value with changes in the profit and loss account. Based on the contractual conditions, Grifols has estimated the price of the option as (i) the price for which the shares have been sold to Scranton (US Dollars 538,000,000) plus (ii) the variation in working capital, which, given the business model of both companies, will be mainly represented by undistributed profits. Insofar as the exercise price has been established for a value similar to the fair value of BPC and Haema, the option does not have a significant value. On the other hand, since the valuation of the option is based on non-observable market variables, it corresponds to Level 3 of the fair value hierarchy. Considering the uncertainties underlying the valuation of the option as it deals with non-observable variables, and the value of the same not being significant, said value has not been recognized as of 31 December 2023 and 2022. Likewise, both the shares of Haema AG and the shares of BPC Plasma Inc. are currently pledged as collateral for the loan from Scranton Plasma BV with Bank of America. If a default occurs under the loan agreement, as long as the financing banks have not executed the corresponding pledge, Grifols may exercise the purchase option. Grifols will pay the bank in preference to Scranton Plasma BV until the amount of the debt at the time of acquisition is settled. There is no time limitation in the loan agreement for Grifols to exercise the repurchase option.

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GDS Group

There is an indirect participation through SRAAS:
- Grifols owns a 26.58% stake in SRAAS (associated company) and a 55% stake in GDS (dependent company) and;
- SRAAS owns a 45% stake in GDS (company associated with SRAAS).

Since IAS 28 does not address how to account for cross-participations, Grifols has opted to: in the equity method of integration of the result of SRAAS, the result that SRAAS recognizes when integrating the result of GDS by its percentage of participation (45% of GDS) is excluded. Therefore, Grifols' consolidated result does not include 11.96% of GDS's result recognized in SRAAS (equivalent to 45% * 26.58%) to avoid duplications, since the GDS Group is consolidated by global integration.

When determining the allocation of the GDS result attributed to the non-controlling interest (SRAAS), SRAAS's percentage of participation in GDS is adjusted by 11.96% and therefore, the percentage to attribute the result is 33.04% (45% - 11.96%).

As a result of the agreement signed with SRAAS (see note 10), both shareholders have the right of first refusal in the event of the sale of the participation by each of the parties and there are certain protective veto rights of SRAAS in GDS that does not affect the evaluation of the Group's control over said company.

(20) Provisions

Details of provisions at 31 December 2023 and 2022 are as follows:

	Thousands of Euros	
	31/12/2023	**31/12/2022**
Provisions for pensions and similar obligations (a)	100,159	94,071
Other provisions	16,766	15,992
Non-current provisions	116,925	110,063
Trade provisions	39,695	39,693
Other provisions	8,111	16,646
Current provisions	47,806	56,339

73

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 74 The movement in non-current and current provisions is as follows: (a) Pension plan At 31 December 2023, 2022 and 2021, the balance of provisions for pensions and similar mainly includes provisions made by the Biotest Group in relation to retirement benefit obligations and foreign personal commitments with employment. Benefits are based on the employee’s length of service and salary. Retirement benefit obligations relate mainly to employees of the Group’s German companies. Similar obligations are foreign obligations payable in a lump sum on retirement and obligations of the pension savings plan. These plans are voluntary pension plans not subject to statutory or legal obligations. The amount of the pension obligations is mainly dependent on interest rate movements and the life expectancy of the participants. In the twelve-month period ended 31 December 2023, assets of Euros 10,757 thousand , were mainly held by a trustee, company of the group, under a contractual trust arrangement (CTA) as external insolvency insurance for portions of the occupational pension scheme (Euros 8,622 thousand at 31 December 2022). Since the transferred funds qualify as plan assets in accordance with IAS 19, provisions for pensions and similar obligations were netted with the transferred assets. As a result, provisions for pensions and similar obligations were reduced accordingly. At 31 December 2023 and 2022, the net defined benefit liability of the Group comprises the following: Reference 31/12/2023 31/12/2022 31/12/2021 Opening balance 166,402 55,529 38,446 Business combinations Note 3 0 138,476 32 Net charges 28,696 12,588 15,664 Net cancellations (19,571) (9,091) (794) Transfers (9,550) (33,575) (673) Translation differences (1,246) 2,475 2,854 Closing balance 164,731 166,402 55,529 Thousands of Euros 31/12/2023 31/12/2022 From pension plans 95,721 88,086 From similar obligations 15,195 14,607 Net present value of defined benefit obligations 110,916 102,693 For pension plans 8,738 7,033 For similar obligations 2,019 1,589 Fair value of plan assets 10,757 8,622 From pension plans 86,983 81,054 From similar obligations 13,176 13,017 Net defined benefit liability 100,159 94,071 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 75 The costs for the defined benefit plans consist of the following components: In the twelve-month period ended 31 December 2023, actuarial losses of Euros (3,069) thousand are recognized in other comprehensive income (actuarial profits of Euros 34,014 thousand at 31 December 2022). Of this amount, Euros (4,200) thousand resulted from changes in actuarial assumptions (Euros 35,302 thousand of profits at 31 December 2022), which is mainly due to the decrease in the actuarial interest rate in the main plans in Germany from 3.9% to 3.4% (increase in the actuarial interest rate in the main plans in Germany from 1.1% to 3.9% in 2022). The following table shows the reconciliation of the net present value of the defined benefit obligation (DBO): 31/12/2023 31/12/2022 Current service cost 5,204 3,563 Net interest expenses 3,536 799 Total expenses recognised in profit and loss 8,740 4,362 Actuarial losses due to experience adjustments (1,131) 1,294 Actuarial gains due to changes in financial assumptions 4,200 (35,302) Actuarial gains from changes in demographic assumptions 0 (6) Return on plan assets (excluding amounts included in net interest expense) (227) 755 Revaluation recognised directly in other comprehensive income 2,842 (33,259) Defined benefit costs 11,582 (28,897) Thousands of Euros 31/12/2023 31/12/2022 Net present value of defined benefit obligation 102,693 132,543 Current service cost 5,136 5,441 Interest expense 3,536 849 Expenses recognised in the statement of profit and loss 8,672 6,290 Actuarial losses due to experience adjustments (1,131) 1,294 Actuarial gains due to changes in financial assumptions 4,200 (35,302) Actuarial gains from changes in demographic assumptions 0 (6) Revaluation recognised directly in other comprehensive income 3,069 (34,014) Pension benefits paid (3,518) (2,126) Net present value of defined benefit obligations at 31 December 110,916 102,693 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 76 The following table shows the reconciliation of the fair value of plan assets: The following payments are expected to be made in subsequent years based on the current pension obligations of the Group: The weighted average term of the defined benefit plans is 11.6 years as of 31 December 2023 (11.7 years at 31 December 2022). Plan assets of the Group were invested in the following asset classes as of the reporting date: The plan assets transferred are invested in accordance with defined investment principles, whereby the maturity or termination option of the financial instruments must always be selected in such a way that the association can meet its payment obligations. In accordance with the investment principles, the assets can be invested in Euro time deposits as well as domestic government bonds, mortgage bonds or fund units in money market funds or corporate 31/12/2023 31/12/2022 Fair value of plan assets 8,622 6,844 Interest income 95 50 Income recognised in the consolidated statement of income 95 50 Return on plan assets (excluding amounts included in net interest expenses) (108) (416) Revaluations recognised directly in the statement of comprehensive income (108) (416) Contribution by the employer 2,208 2,135 Payments from plan assets (60) 9 Fair value of plan assets as of 31 December 10,757 8,622 Thousands of Euros 31/12/2023 31/12/2022 In the next 12 months 5,239 4,468 Between 2 and 5 years 22,369 21,629 Between 5 and 10 years 31,307 31,124 After 10 years 122,746 121,070 Total expected payments 181,661 178,291 Thousands of Euros 31/12/2023 31/12/2022 Cash and cash equivalents 102 187 Financial investment 2,750 1,000 Fund shares 7,905 7,435 Total expected payments 10,757 8,622 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 77 bonds, all in Euro. Loans can also be issued to the Group companies against the corresponding guarantees. A minimum rating of A- is required for all financial instruments. The calculation of the pension plans is based on the following actuarial assumptions: Actuarial assumptions are mainly based on historical empirical values with the exception of the discount rate. The calculation was based on the published Heubeck 2018 G mortality tables. Under IAS 19.145, the effect of any possible changes to parameters for the underlying assumptions used to calculate the pension obligations must be disclosed in the sensitivity analysis. Only changes that are realistically expected to occur in the following financial year are to be considered. The actuarial rate of interest, salary trend, pension trend and life expectancy are regarded as material assumptions. These parameters are shown in the following overview together with information on the parameter changes and their impact on the net present value calculation as of 31 December 2023. The impact on the net present value calculation as of 31 December 2022 is as follows: Thousands of Euros Parameter change Impact on the pension obligation Rate of interest Increase by 50 basis points (4,906) Rate of interest Decrease by 50 basis points 5,414 Salary trend Increase by 50 basis points 171 Salary trend Decrease by 50 basis points (166) Pension trend Increase by 100 basis points 6,227 Pension trend Decrease by 100 basis points (5,310) Life expectancy Increase by one year 2,916 31/12/2023 31/12/2022 Discount rate 3.4% 3.9% Expected return on plan assets 1.7% 1.1% Rate of increase for wages and salaries 3.4% 3.4% Rate of interest for pensions 2.0% 2.2% Employee turnover rate 3.0% 3.0% Thousands of Euros Parameter change Impact on the pension obligation Rate of interest Increase by 50 basis points (5,411) Rate of interest Decrease by 50 basis points 5,510 Salary trend Increase by 50 basis points 159 Salary trend Decrease by 50 basis points (154) Pension trend Increase by 100 basis points 6,737 Pension trend Decrease by 100 basis points (5,729) Life expectancy Increase by one year 3,185

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 78 An amount of Euros 12,100 thousand (Euros 12,158 thousand at 31 December 2022) was recognized as an expense for defined contribution plans and is broken down as follows: (21) Financial Liabilities This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost, except for the financial derivatives that are valued at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30. Details at 31 December 2023 and 2022 are as follows: Financial liabilities Reference 31/12/2023 31/12/2022 Non-current bonds (a) 4,615,474 4,638,444 Senior secured debt (b) 3,309,032 3,419,058 Other loans (b) 445,249 336,530 Other non-current financial liabilities (c) 814,069 887,707 Non-current financial derivatives Note 30 11 4,003 Non-current lease liabilities Note 8 896,128 914,588 Loan transaction costs (154,458) (239,768) Total non-current financial liabilities 9,925,505 9,960,562 Current bonds (a) 145,898 150,512 Senior secured debt (b) 34,832 8,904 Other loans (b) 699,211 477,065 Other current financial liabilities (c) 115,566 113,680 Current financial derivatives Note 30 10,133 733 Current lease liabilities Note 8 100,889 102,356 Loan transaction costs (89,127) (57,564) Total current financial liabilities 1,017,402 795,686 Thousands of Euros 31/12/2023 31/12/2022 Defined contribution plans of the Company 38 134 Employer contributions to statutory pension scheme 12,062 12,024 12,100 12,158 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Senior Notes

Detail of Senior Notes at 31 December 2023 are as follows:

	Thousands of Euros					
	Issue date	Company	Nominal value	Currency	Annual coupon	Maturity
Unsecured senior notes	18/04/2017	Grifols, S.A.	1,000,000	Euros	3.20%	2025
	05/10/2021	Grifols, S.A. (*)	1,400,000	Euros	3.875%	2028
	05/10/2021	Grifols, S.A. (*)	705,000	US Dollar	4.75%	2028
Secured senior notes	15/11/2019	Grifols, S.A.	770,000	Euros	2.25%	2027
	15/11/2019	Grifols, S.A.	905,000	Euros	1.625%	2025

(*) As a consecuence of the merge between Grifols Escrow Issuer, S.A. and Grifols, S.A. in 2023 (see note 2)

The bonds issued by Grifols, S.A. in 2017 and 2019 were admitted to listing on the Irish Stock Exchange on the same issue date.

On 5 October 2021, Grifols Escrow Issuer, S.A. closed the issuance of a senior unsecured corporate bond (Senior Unsecured Notes) in two tranches for amounts of Euros 1,400 million and US Dollars 705 million. Both tranches mature in 2028, accrue an annual coupon of 3.875% and 4.750%, respectively and are listed on the Irish Stock Exchange. On 1 January 2023, Grifols Escrow Issuer, S.A. was merged with Grifols, S.A. (see note 2).

The proceeds from the bonds were used to finance the Euros 1,100 million acquisition of the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, which holds 89.88% of the ordinary shares of Biotest AG and 1.08% of the preferred shares. In addition, the proceeds will also be used to finance the voluntary public offering for the remaining ordinary and preferred shares of Biotest AG.

Details of movement in the Senior Notes at 31 December 2023 are as follows:

	Thousands of Euros		
	Opening outstanding balance 01/01/23	Exchange differences	Closing outstanding balance 31/12/23
Senior unsecured corporate notes 2017	1,000,000	--	1,000,000
Senior secured corporate notes 2019	1,577,465	--	1,577,465
Senior unsecured corporate notes Euros 2021	1,400,000	--	1,400,000
Senior unsecured corporate notes US Dollars 2021	660,979	(22,970)	638,009
	4,638,444	(22,970)	4,615,474

79

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 80 Details of movement in the Senior Notes at 31 December 2022 are as follows: Opening outstanding balance 01/01/22 Repurchase Exchange differences Closing outstanding balance 31/12/22 Senior unsecured corporate notes 2017 1,000,000 -- -- 1,000,000 Senior secured corporate notes 2019 1,675,000 (97,535) -- 1,577,465 Senior unsecured corporate notes Euros 2021 1,400,000 -- -- 1,400,000 Senior unsecured corporate notes US Dollars 2021 622,462 -- 38,517 660,979 4,697,462 (97,535) 38,517 4,638,444 Thousands of Euros On 2 December 2021, Grifols, S.A. announced a repurchase offer for the same price plus unpaid accrued interests of the mentioned bonds, up to the equivalent in Euros of US Dollars 110,317 thousand. The agreement with the bondholders was closed in January 2022. At 31 December 2023 and 2022 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows: 31/12/2023 31/12/2022 Issue date 05/05/2023 04/05/2022 Maturity date 04/05/2024 04/05/2023 Nominal amount of promissory notes (Euros) 3,000 3,000 Interest rate 4.00% 3.00% Promissory Notes subscribed 117,570 120,054 Buy-backs or redemptions (1,842) (1,938) Interest pending accrual (1,540) (1,176) Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Loans and borrowings

Details of loans and borrowings at 31 December 2023 and 2022 are as follows:

					Thousands of Euros			
					31/12/2023		31/12/2022	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	1,360,000	1,242,210	1,360,000	1,255,285
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	2,343,896	2,066,822	2,343,896	2,163,773
Total senior debt					3,703,896	3,309,032	3,703,896	3,419,058
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	100,000	10,625	100,000	21,250
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	31,875	85,000	42,500
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	85,000	42,500	85,000	53,125
Total EIB Loan					270,000	85,000	270,000	116,875
Revolving Credit	US Dollars	Libor + 1.5%	15/11/2019	15/11/2025	937,559	360,249	937,559	--
Total Revolving Credit					937,559	360,249	937,559	--
Other non-current loans	Euros	1.76% - Euribor + 6.70%			--	--	235,000	219,655
Loan transaction costs					--	(104,797)	--	(163,476)
Non-current loans and borrowings					**4,911,455**	**3,649,484**	**5,146,455**	**3,592,112**

81

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					Thousands of Euros			
					31/12/2023		31/12/2022	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2.25%	15/11/2019	15/11/2027	(*)	13,076	(*)	3,269
Senior debt - Tranche B	US Dollars	Libor + 2.00%	15/11/2019	15/11/2027	(*)	21,756	(*)	5,635
Total senior debt					--	34,832	--	8,904
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	(*)	10,625	(*)	10,625
EIB Loan	Euros	2.15%	25/09/2018	25/09/2028	(*)	10,625	(*)	10,625
Total EIB Loan					--	31,875	--	31,875
Other current loans		0.10% - Euribor + 6.70%			691,514	667,336	481,163	445,190
Loan transaction costs					--	(59,735)	--	(36,559)
Current loans and borrowings					**691,514**	**674,308**	**481,163**	**449,410**

(*) See amount granted under non-current debt

82

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 83 Current loans and borrowings include accrued interest amounting to Euros 27,468 thousand at 31 December 2023 (Euros 12,592 thousand at 31 December 2022). Between 2015 and 2018, the Group arranged three long-term loans with the European Investment Bank totaling Euros 270,000 thousand (divided into two loans of Euros 85,000 thousand and one loan of Euros 100,000 thousand) to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2023, the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 116,875 thousand (Euros 148,750 thousand at 31 December 2022). “Other current loans” includes a secured loan from the group company Biotest, AG with an original term of 5 years until 2024. The total volume amounts to Euros 240 million, divided into two Term Facilities (B1 and B2) of Euros 225 million and a Revolving Credit Facility of Euros 15 million. At 31 December 2023, the carrying amount of the loan amounts to Euros 223,077 thousand, which has been reclassified to short term according to its maturity date (Euros 218.628 thousand in the long term at 31 December 2022). Senior Secured debt The Senior Secured debt consists of an eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros. The terms and conditions of both tranches are as follows: ▪ US Dollar Tranche B: • Original principal amount of US Dollars 2,500 million. • Applicable margin of 200 basis points (bp) pegged to US Libor. • Quasi-bullet repayment structure. • Maturity in 2027. ▪ Tranche B in Euros: • Original principal amount of Euros 1,360 million. • Applicable margin of 225 basis points (bp) pegged to Euribor. • Quasi-bullet repayment structure. • Maturity in 2027. Details of Tranche B by maturity at 31 December 2023 are as follows: Currency Principal in Thousands of US Dollars Principal in Thousands of Euros Currency Principal in Thousands of Euros Maturity 2024 US Dollars 24,058 21,756 Euros 13,076 2025 US Dollars 24,058 21,756 Euros 13,076 2026 US Dollars 24,058 21,756 Euros 13,076 2027 US Dollars 2,235,700 2,023,310 Euros 1,216,058 Total US Dollars 2,307,874 2,088,578 Euros 1,255,286 US Tranche B Tranche B in Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 84 The borrowers of the total Senior secured debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc. Revolving credit facility On 7 May 2020, the Group concluded the upsize of the multi-currency revolving credit facility from US Dollars 500 million to US Dollars 1,000 million with maturity in 2025 and an applicable margin of 150 basis points (bp) pegged to US Libor. Movement in the Revolving Credit Facility is as follows: 31/12/2023 31/12/2022 Drawn opening balance 0 330,000 Drawdowns 1,501,207 591,537 Repayments (1,131,565) (916,958) Translation differences (9,393) (4,579) Drawn closing balance 360,249 0 Thousands of Euros Guarantors The Notes, the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. The Notes are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. The guarantors are Grifols Worldwide Operations Limited, Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A. (c) Other financial liabilities Details of other financial liabilities at 31 December 2023 and 2022 are as follows: Other financial liabilities Reference 31/12/2023 31/12/2022 Non-current debt with GIC (sovereign wealth fund in Singapore) (i) 759,554 833,664 Non-current preferential loans 5,966 4,943 Other non-current financial liabilities (ii) 48,549 49,100 Total other non-current financial liabilities 814,069 887,707 Current debt with GIC (sovereign wealth fund in Singapore) (i) 81,384 86,284 Current preferential loans 1,536 1,633 Other current financial liabilities (ii) 32,646 25,763 Total other current financial liabilities 115,566 113,680 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 85 (i) Debt with GIC – Singapore sovereign wealth fund In November 2021 approval was received from the pertinent authorities to close the agreement with GIC (Sovereign Fund of Singapore), announced in June 2021, whereby the Group received an amount of US Dollars 990 million in exchange for 10 ordinary Class B shares in Biomat USA and nine ordinary Class B shares in a new sub-holding, Biomat Newco, created for this purpose. The main terms and conditions of the agreement with GIC were: • The distribution of annual preferential dividends to GIC equivalent to US Dollar 4,168 thousand per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco; • The redemption right with respect to Class B stock for US Dollars 52,105 thousand per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2022). At 31 December 2023 one share has been redeemed (none at 31 December 2022). • From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco. • In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols, S.A. in lieu of either (i) or (ii). • Grifols holds the right to redeem all of the Class B stock from the fifth year onwards; • In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52,105 thousand per share, but shall not have any rights over the liquidation of net assets of these companies. At 31 December 2023, Current debt with GIC includes Euros 34,230 thousand of accrued interests plus Euros 47,154 thousand related to the share redemption right (Euros 37,432 thousand of accrued interests plus Euros 48,852 thousand related to the share redemption right at 31 December 2022). Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument is recorded as a financial liability. The Group does not lose control of Biomat USA and continues overseeing all aspects of the Biomat Group’s administration and operations. (ii) Other non-current and current financial liabilities At 31 December 2023, “other non-current financial liabilities” include mainly an unsecured long-term loan in the amount of Euros 44.3 million and a repayment obligation arising from a supply contract amounting to Euros 3.4 million, both corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3) (Euros 44.3 millon and Euros 5.9 million respectively at 31 December 2022). At 31 December 2023, “other current financial liabilities” include mainly distributor commission liabilities of Euros 18.4 million corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (see note 3) (Euros 15.5 million at 31 December 2022)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the maturity of other financial liabilities are as follows:

	Thousands of Euros	
	31/12/2023	31/12/2022
Maturity at:		
Up to one year	115,566	113,680
Two years	52,268	54,506
Three years	48,478	50,086
Four years	48,060	50,408
Five years	47,848	49,483
Over five years	617,415	683,224
	929,635	1,001,387

(d) Changes in liabilities derived from financing activities

	Reference	Thousands of Euros				
		Bonds	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Carrying amount at 1 January 2021		2,709,515	3,468,385	733,499	115,313	7,026,712
New financing		2,126,979	329,555	--	829,937	3,286,471
Refunds		(114,480)	(266,659)	(82,692)	(3,507)	(467,338)
Interest accrued		100,948	130,327	35,786	2,165	269,226
Other movements		(33,920)	5,445	135,697	729	107,951
Interest paid/received		(64,031)	(91,089)	--	--	(155,120)
Business combinations	Note 3	--	--	--	(64,749)	(64,749)
Foreign exchange differences		18,523	131,084	51,434	3,047	204,088
Balance at 31 December 2021		4,743,534	3,707,048	873,724	882,935	10,207,241
New financing		112,557	990,537	--	16,448	1,119,542
Refunds		(217,058)	(944,386)	(104,287)	(15,685)	(1,281,416)
Interest accrued		176,317	206,901	43,640	84,586	511,444
Other movements		744	(744)	123,792	--	123,792
Interest paid/received		(150,595)	(156,461)	--	(43,331)	(350,387)
Business combinations	Note 3	(1,804)	121,597	30,290	31,016	181,099
Foreign exchange differences		27,965	117,029	49,785	50,154	244,933
Balance at December 31 2022		4,691,660	4,041,521	1,016,944	1,006,123	10,756,248
New financing		113,100	1,505,657	--	4,621	1,623,378
Refunds		(121,957)	(1,171,677)	(105,852)	(57,532)	(1,457,018)
Interest accrued		177,482	352,325	40,105	85,586	655,498
Other movements		--	--	69,875	3,221	73,096
Interest paid/received		(147,998)	(308,048)	--	(72,896)	(528,942)
Business combinations	Note 3	--	--	--	2,464	2,464
Foreign exchange differences		(29,971)	(95,983)	(24,055)	(31,808)	(181,817)
Balance at 31 December 2023		4,682,316	4,323,795	997,017	939,779	10,942,907

86

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 87 (22) Trade and Other Payables Details are as follows: Suppliers Details of balances with related parties are shown in note 31. The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30. In accordance with the provision of Law 18/2022 that amends Law 15/2010 of 5 July, for the twelve-month period ended 31 December 2023 and 2022 information concerning the average payment period to suppliers is included. Information concerning the average payment period to suppliers of spanish companies is as follows: 31/12/2023 31/12/2022 Suppliers 781,456 731,918 VAT payable 13,240 11,133 Taxation authorities, withholdings payable 8,892 7,986 Social security payable 28,180 23,627 Other public entities 82,869 71,984 Other payables 133,181 114,730 Current income tax liabilities 14,523 15,687 929,160 862,335 Thousands of Euros 31/12/2023 31/12/2022 Average payment period to suppliers 71.6 69.03 Paid invoices ratio 72.94 70.06 Outstanding invoices ratio 62.21 62.29 31/12/2023 31/12/2022 Total invoices paid 669,308 656,465 Total outstanding invoices 95,275 100,302 Days Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Information concerning invoices paid in a period of less than the maximum period established by the Law is as follows:

	31/12/2023	31/12/2022
Monetary volume paid in euros (thousands of Euros)	272,537	250,490
Percentage of total monetary payments to suppliers	40.72%	38.16%
Number of paid invoices	22,135	23,274
Percentage of the total number of invoices paid to suppliers	26.13%	25.98%

(23) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros	
	31/12/2023	31/12/2022
Salaries payable	234,644	199,584
Other payables	6,329	4,069
Deferred income	10,323	27,642
Advances received	24,398	10,192
Other current liabilities	275,694	241,487

At 31 December 2022, and 31 December 2021, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(24) Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for the twelve-month periods ended 31 December 2023, 2022 and 2021 by segment is as follows:

	Thousands of Euros		
	31/12/2023	31/12/2022	31/12/2021 (*)
Biopharma	5,558,301	5,005,382	3,814,983
Diagnostic	670,269	671,292	779,108
Bio supplies	159,957	146,076	115,811
Others	203,450	250,165	266,461
Intersegments	--	(8,948)	(43,245)
	6,591,977	6,063,967	4,933,118

* As a consequence of the review of transactions and balances allocations by segments made in the year 2022, the comparative figures for the fiscal year 2021 have been adjusted accordingly.

88

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 89 The geographical distribution of net consolidated revenues is as follows: 31/12/2023 31/12/2022 31/12/2021 (*) USA and Canada 3,898,961 3,855,607 3,154,549 Spain 362,877 320,631 362,407 European Union 893,050 711,579 544,042 Rest of the world 1,437,089 1,176,150 872,120 Consolidated 6,591,977 6,063,967 4,933,118 Thousands of Euros Details of discounts and other reductions in gross income are as follows: 31/12/2023 31/12/2022 31/12/2021 (*) Gross sales 8,389,387 7,720,463 6,234,277 Chargebacks (1,525,210) (1,402,218) (1,101,896) Cash discounts (81,773) (76,547) (60,019) Volume rebates (59,000) (66,280) (49,043) Medicare and Medicaid (68,353) (64,438) (53,440) Other discounts (63,074) (47,013) (36,761) Net sales 6,591,977 6,063,967 4,933,118 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions in gross income during the twelve-month period ended in 31 December 2023 is as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2022	264,513	6,184	23,565	27,036	25,983	347,281
Current estimate related to sales made in current and previous periods (1)	1,525,210	81,773	59,000	68,353	63,074	1,797,410
(Actual returns or credits in current period related to sales made in current period) (2)	(1,324,855)	(74,829)	(37,078)	(49,402)	(30,648)	(1,516,812)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(135,606)	(6,443)	(21,182)	(18,676)	(23,374)	(205,281)
Translation differences	(10,703)	324	(777)	(946)	(245)	(12,347)
Balance at 31 December 2023	**318,559**	**7,009**	**23,528**	**26,365**	**34,790**	**410,251**

(1) Net impact in income statement: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

90

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross income during the twelve-month period ended 31 December 2022 was as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992
Current estimate related to sales made in current and previous periods (1)	1,402,218	76,547	66,280	64,438	47,013	1,656,496
(Actual returns or credits in current period related to sales made in current period) (2)	(1,196,670)	(69,960)	(43,494)	(43,332)	(28,818)	(1,382,274)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(109,726)	(6,442)	(21,501)	(21,271)	(2,935)	(161,875)
Translation differences	8,845	338	1,034	1,587	138	11,942
Balance at 31 December 2022	**264,513**	**6,184**	**23,565**	**27,036**	**25,983**	**347,281**

Movement in discounts and other reductions to gross income during the twelve-month period ended 31 December 2021 was as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2020	190,869	6,795	29,670	28,451	11,763	267,548
Current estimate related to sales made in current and previous periods (1)	1,101,896	60,019	49,043	53,440	36,761	1,301,159
(Actual returns or credits in current period related to sales made in current period) (2)	(1,080,304)	(54,554)	(29,617)	(42,890)	(27,036)	(1,234,401)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(65,681)	(6,964)	(29,304)	(15,422)	(11,057)	(128,428)
Translation differences	13,066	405	1,454	2,035	154	17,114
Balance at 31 December 2021	**159,846**	**5,701**	**21,246**	**25,614**	**10,585**	**222,992**

91

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(25) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros		
	31/12/2023	**31/12/2022**	**31/12/2021**
Cost of sales	1,337,454	1,343,991	999,347
Research and development	172,970	159,766	138,629
Selling, general & administration expenses	528,784	472,413	401,390
	2,039,208	1,976,170	1,539,366

Details by nature are as follows:

	Thousands of Euros		
	31/12/2023	**31/12/2022**	**31/12/2021**
Wages and salaries	1,658,286	1,600,617	1,231,812
Contributions to pension plans	42,261	40,994	31,757
Other social charges	30,571	33,506	27,387
Social Security	308,090	301,053	248,410
	2,039,208	1,976,170	1,539,366

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. It also included a reduction in staff in 2023 that affected approximately 8% of the human team, mainly in plasma operations in the United States. As of 31 December 2023, the Group recognized an expense of approximately Euros 75,348 thousand in wages, salaries, and the like.

The average headcount during the twelve-month periods ended 31 December 2023 and 2022, by department, was approximately as follows:

	Average headcount	
	31/12/2023	**31/12/2022**
Manufacturing	17,641	19,180
R&D - technical area	1,226	1,160
Administration and others	1,697	1,730
General management	242	285
Marketing	159	181
Sales and Distribution	1,414	1,376
	22,379	23,912

92

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The headcount of the Group employees and the Company's directors at 31 December 2023, by gender, is as follows:

	31/12/2023			
	Man	Women	Undeclared	Total Number of Employees
Administrators	7	4	--	11
Manufacturing	7,650	11,272	57	18,979
Research&development - technical area	478	776	1	1,255
Administration and others	1,018	668	--	1,686
General management	125	138	--	263
Marketing	55	100	--	155
Sales and Distribution	709	685	1	1,395
	10,042	13,643	59	23,744

The breakdown of employees who are part of the Senior Management is as follows:
- In the heading "Administrators" there are 4 employees (3 men and 1 woman).
- In the heading "General Management" there are 10 employees (9 men and 1 woman).
- In the heading "Sales and Distribution" there is 1 employee (man).

The headcount of the Group employees and the Company's directors at 31 December 2022, by gender, was as follows:

	31/12/2022			
	Man	Women	Undeclared	Total Number of Employees
Administrators	8	4	--	12
Manufacturing	8,047	13,153	35	21,235
Research&development - technical area	528	741	2	1,271
Administration and others	1,103	766	1	1,870
General management	141	157	--	298
Marketing	53	114	--	167
Sales and Distribution	742	726	1	1,469
	10,622	15,661	39	26,322

The breakdown of employees who are part of the Senior Management is as follows:
- In the heading "R&D - Technical Area" there is 1 employee (woman).
- In the heading "Administrators" there are 3 employees (2 men and 1 woman).
- In the heading "General Management" there are 10 employees (8 men and 2 women).
- In the heading "Sales and Distribution" there is 1 employee (man).

93

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 94 (26) Expenses by Nature (a) Amortization and depreciation Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during the twelve-month periods ended 31 December 2023, 2022 and 2021 classified by functions are as follows: (b) Other operating income and expenses Other operating income and expenses incurred during the twelve-month periods ended 31 December 2023, 2022 and 2021 by function are as follows: Thousands of Euros 31/12/2023 31/12/2022 31/12/2021 Cost of sales 270,048 275,512 211,676 Research and development 64,731 44,295 55,311 Selling, general & administration expenses 107,139 88,057 92,780 441,918 407,864 359,767 Thousands of Euros 31/12/2023 31/12/2022 31/12/2021 Cost of sales 585,096 682,636 535,058 Research and development 168,358 164,229 165,884 Selling, general & administration expenses 792,728 579,067 532,056 1,546,182 1,425,932 1,232,998

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 95 Details by nature are as follows: On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. As of 31 December 2023, the Group recognized an expense of approximately Euros 79,090 thousand mainly in professional services. Thousands of Euros Reference 31/12/2023 31/12/2022 31/12/2021 Changes in trade provisions 3,567 8,743 4,844 Professional services 415,062 305,215 258,371 Commissions 44,946 40,397 28,671 Supplies and auxiliary materials 205,640 251,120 197,893 Operating leases Note 8 43,039 38,994 32,945 Freight 186,794 190,692 148,797 Repair and maintenance expenses 231,432 218,971 150,308 Advertising 78,851 90,652 71,280 Insurance 49,551 46,090 38,724 Royalties 21,766 13,646 48,446 Travel expenses 44,911 49,356 30,334 External services 90,987 83,296 74,858 R&D Expenses 98,947 94,903 106,873 Gains on disposal of assets (3,042) (22,236) -- Other 33,731 16,093 40,654 Other operating income&expenses 1,546,182 1,425,932 1,232,998

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(27) Finance Result

Details are as follows:

		Thousands of Euros		
	Reference	31/12/2023	31/12/2023	31/12/2023
Finance income		62,326	33,859	11,551
Finance costs from Senior Unsecured Notes		(177,482)	(181,149)	(104,944)
Finance costs from senior debt	Note 21 (b)	(257,350)	(161,466)	(111,719)
Finance costs from other financial liabilities		(73,533)	(81,914)	--
Capitalized interest	Note 9	36,892	25,184	18,636
Finance lease expenses		(44,587)	(45,198)	(35,786)
Other finance costs	Note 8	(80,804)	(33,780)	(33,889)
Finance costs		(596,864)	(478,323)	(267,702)
Finance costs from sale of receivables	Note 15	(24,993)	(18,201)	(10,292)
Change in fair value of financial instruments		1,459	11,999	246
Exchange differences		(16,386)	7,725	(11,602)
Finance result		(574,458)	(442,941)	(277,799)

The finance costs from other financial liabilities heading for 2023 includes finance costs related to the interest on the funds received by GIC amounting 73,533 thousand (Euros 81,914 thousand at 31 December 2022) (see note 21 (c)).

During the twelve-month period ended 31 December 2023 the Group has capitalized interest at a rate of between 6.03% and 6.79% based on the financing received (between 4.43% and 5.44% during 2022).

(28) Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Gripdan Invest, S.L., Araclon Biotech, Aigües Minerals de Vilajuiga, S.A. and VCN Biosciences, S.L. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Grifols Therapeutics Inc., Talecris Plasma Resources, Inc, Interstate Blood Bank, Inc. and Goetech, LLC.. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22% of taxable income, which may be reduced by certain deductions.

Grifols assesses the effect of uncertain tax treatments and recognizes the effect of the uncertainty on taxable earnings. At 31 of December 2023 and 2022, the potential obligations deriving from tax claims are properly covered. There are no lawsuits or uncertain tax treatments that are individually material.

In 2021, the OECD released the Model Rules for Pillar 2 to address tax challenges arising from the digitization of the economy. This international tax system reform focuses on the geographic allocation of profits for tax purposes and is designed to ensure that multinational enterprises are subject to a minimum effective tax rate of 15%.

96

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 15 December 2022, the Council of the European Union formally adopted the European Directive on Pillar 2. As of 31 December 2023, Spain has approved the Draft Law transposing the European Directive to ensure a global minimum taxation of 15% for multinational corporations. This legislation will apply prospectively to accounting periods beginning on January 1, 2024.

On 23 May 2023, the International Accounting Standards Board (IASB) published the International Tax Reform - Second Pillar Model Rules. Proposed amendments to IAS 12, which will be applicable for periods beginning on 1 January 2023. The amendments to IAS 12 provide for a mandatory temporary exemption in recognizing deferred tax balances arising from the implementation of Pillar 2 legislation.

The Group has developed an accounting policy consistent with the amendments to IAS 12, whereby the Group does not record adjustments to deferred tax assets and liabilities resulting from the introduction of the minimum effective tax rate of 15%. In developing this accounting policy, the Group has also adopted the exemption provided in paragraph 98M of the amendments to IAS 12 to avoid providing detailed information on the amendments for transitional periods beginning on 1 January 2023.

As of 31 December 2023, the Group continues to assess the implications of Pillar 2 reforms, including quantifying the impact on current tax resulting from the approval of the regulations. The assessment of potential exposure to Pillar 2 income taxes is based on the most recent tax returns, country-by-country reports, and financial statements of the Group's constituent entities. According to the assessment, effective tax rates of Pillar 2 in most jurisdictions where the Group operates are above 15%. However, there are a limited number of jurisdictions where the safe harbor transitional exemption does not apply, and the effective tax rate of Pillar 2 is close to 15%. The Group does not anticipate significant exposure to Pillar 2 income taxes in those jurisdictions.

On 18 January 2024, the Constitutional Court declared unconstitutional various tax precepts contained in Royal Decree-Law 3/2016. The company has assessed the impact that these provisions had in 2017 and subsequent years, and considers that, as they did not have a significant impact, it will not challenge the tax assessments for these years.

(a) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the twelve-month period are as follows:

	Thousands of Euros		
	31/12/2023	31/12/2022	31/12/2021
Profit before income tax from continuing operations	224,018	361,257	350,453
Tax at 25%	56,005	90,313	87,613
Permanent differences	(66,322)	(30,796)	2,503
Effect of different tax rates	52,372	9,953	(8,720)
Tax credits (deductions)	(1,193)	3,667	(14,998)
Prior year income tax expense	2,132	12,685	18,908
Other income tax expenses/(income)	355	4,289	(180)
Total income tax expense	43,349	90,111	85,126
Deferred tax	(140,095)	(15,138)	17,754
Current tax	183,444	105,249	67,372
Total income tax expense	43,349	90,111	85,126

97

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 98 The effect of the different tax rates is basically due to a change of country mix in profits (b) Deferred tax assets and liabilities Details of deferred tax assets and liabilities are as follows: 31/12/2023 31/12/2022 31/12/2021 Assets Provisions 29,663 20,511 8,387 Inventories 68,209 67,557 47,908 Tax credits (deductions) 76,603 33,921 26,425 Tax loss carryforwards 27,804 58,159 51,750 Fixed assets, amortisation and depreciation 61,479 -- -- Other 49,701 6,197 19,993 Subtotal, assets 313,459 186,345 154,463 Goodwill (2,727) (3,063) (2,106) Fixed assets, amortisation and depreciation (4,155) (16) 3,151 Intangible assets -- (1,349) (3,001) Other (6,734) (6,994) -- Subtotal, net liabilities (13,616) (11,422) (1,956) Deferred assets, net 299,843 174,923 152,507 Liabilities Goodwill (376,520) (337,948) (272,596) Intangible assets (658,099) (669,316) (288,819) Fixed assets (85,082) (92,811) (86,899) Debt cancellation costs (41,894) (50,666) (61,543) Others (53,503) -- -- Subtotal, liabilities (1,215,098) (1,150,741) (709,857) Tax loss carryforwards 10,459 2,993 2,160 Tax credits (deductions) 68,104 14,578 -- Inventories 1,848 652 5,532 Provisions 105,656 70,206 37,671 Other 40,402 27,489 30,510 Subtotal, net assets 226,469 115,918 75,873 Net deferred Liabilities (988,629) (1,034,823) (633,984) Thousands of Euros Tax effect

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023
(in thousand Euros)
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros		
Deferred tax assets and liabilities	**31/12/2023**	**31/12/2022**	**31/12/2021**
Balance at 1 January	(859,900)	(481,477)	(406,892)
Movements during the year	140,095	15,138	(17,754)
Business combination (note 3)	239	(361,051)	(16,400)
Translation differences	30,780	(32,510)	(40,431)
Balance at 31 December	(688,786)	(859,900)	(481,477)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

The remaining assets and liabilities recognized in the twelve-month periods ended 31 December 2023, 2022 and 2021 were recognized in the statement of profit and loss.

Estimated net deferred tax assets to be reversed in a period of less than 12 months amount to Euros 232,859 thousand at 31 December 2023 (Euros 112,274 thousand at 31 December 2022).

The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in five years.

Tax loss carryforwards pending to be offset derived from the US companies are available for 20 years from their date of origin whilst tax losses carryforwards pending to be offset from Spanish companies registered in the Basque Country are available for 15 years and there is no maturity date for other remaining Spanish companies. The Group estimates that of the total amount of tax credits for tax losses recognized in the balance sheet at 31 December 2023 for an amount of Euros 76,603 thousand, approximately Euros 40,178 thousand will be recovered in a period of less than 5 years.

The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 103,303 thousand (Euros 121,486 thousand at 31 December 2022).
The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to Euros 76,348 thousand as of 31 December 2023 (Euros 78,947 thousand as of 31 December 2022).

The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant.

(c) Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The main tax audits currently open in the Group are as follows:

- Certain companies of the Group domiciled in Spain were subject to an inspection by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016.

  As a result of said procedure, the State Tax Administration Agency issued assessments containing the results of the inspection, where it is indicated that the treatment of certain transactions and computations mainly related to Transfer Pricing should be adjusted, taking into consideration different interpretations related to

99

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 100 the allocation of taxable bases between different jurisdictions. With respect to Corporate Income Tax, the deductibility of certain expenses for the computation of the tax payable has been questioned. These assessments were signed in conformity by the Group on 8 November 2021. It should be noted that no penalties were imposed on any of the Group companies for any of the taxes subject to verification. The results of the inspection did not have a significant impact on the Group's condensed consolidated interim financial statements, and the differences determined by the State Tax Administration Agency were recorded as part of the current tax included under the heading "Current tax liabilities" in the Consolidated Balance Sheet as of 31 December 2021. If the result of the procedure is considered to be replicable to years not reviewed and open to inspection, the Group estimated that it was not necessary to record provisions in the condensed consolidated interim financial statements mainly because the number of transactions that gave rise to the aforementioned assessments has significantly decreased since the years in which they were inspected. Likewise, having adjusted the allocation of taxable income in accordance with the aforementioned assessments for the purposes of their consideration for the determination of Transfer Pricing, the Group now has a legal right to recover certain amounts from the corresponding Administration, in accordance with the provisions of the European Convention on International Commercial Arbitration with respect to international double taxation. The minimum amount to be recovered, upon which its realization is virtually certain, was recorded as a non-current receivable included in the caption "other payable” as of 31 December 2021. • Grifols Shared Services North America, Inc. and subsidiaries: In 2020 notification of an inspection was received relating to the State Income Tax for the fiscal years 2017 and 2018. • Certain Group companies domiciled in Spain were notified in July 2022 of the inspection by the Spanish State Tax Administration Agency in relation to Corporation Tax for the years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income for the years 2018 and 2019. Group management does not expect any significant liability to derive from these inspections. Based on its experience of the different tax inspections in the different jurisdictions in which Grifols operates, the Group considers it unlikely that there will be a scenario of discrepancy with the taxation authorities that will require significant adjustments to be made to the tax result or to the asset and/or liability balances relating to corporate income tax. (29) Other Commitments with Third Parties and Other Contingent Liabilities (a) Guarantees The Group has no significant guarantees extended to third parties. (b) Guarantees committed with third parties Since 30 June 2023, Grifols, through Grifols Shared Services North America, Inc, acts as a guarantor for five lease contracts for certain ImmunoTek plasma centers not affected by the collaboration under Biotek America LLC. In addition, Grifols, S.A. acts as guarantor of the commitments made for the purchase of the 28 plasma centers (see note 11). In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. The sales contract establishes a consideration of Shanghai RAAS shares for Grifols Diagnostic Solutions Inc. shares and a contingent consideration in the form of a minimum guarantee for the EBITDA (Earnings before

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 101 interests, tax, amortization and depreciation) differential to be generated by Grifols Diagnostic Solutions Inc. at the end of five years (fiscal year 2023) and a minimum of US Dollars 1,300 million. This compensation would correspond to the product of: (i) the difference between the accumulated EBITDA in the period 2019 to 2023 and US Dollars 1,300 million and (ii) the percentage of ownership of Shanghai RAAS in Grifols Diagnostic Solutions Inc (45%). The contingent consideration is part of the acquisition price of SRAAS shares and is subsequently valued at fair value with changes in profit and loss. Both at the initial moment and in each year, the fair value of the financial liability has been zero and in the twelve-month period ended 31 December 2023 there has been no settlement for this contingent consideration. Additionally, under the framework of the Strategic Alliance and Share Purchase Agreement with Haier Group Corporation announced on 29 December 2023, for the sale of a 20% ownership of Shanghai RAAS Blood Products Co. Ltd., Grifols has committed to achieving an aggregate EBITDA in Grifols Diagnostics Solutions Inc. of US Dollars 850 million for the period 2024-2028. If this EBITDA is not met, Grifols must compensate Shanghai RAAS Blood Products Co. Ltd. with the 45% of the remaining amount until reaching said amount. Grifols must also distribute 50% of the distributable profit in Grifols Diagnostic Solutions Inc. to the shareholders of Grifols Diagnostic Solutions Inc. in the period 2024-2028. Additionally, the Group has significant guarantees extended to third parties described in note 21. (c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for the twelve-month period ended 31 December 2023 has amounted to Euros 1,079 thousand (Euros 1,033 thousand for the twelve-month period ended 31 December 2022). In successive years this contribution will be defined through labor negotiations. In the event that control is taken of the Company, the Group has agreements with 39 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary. The Group has contracts with eight executives entitling them to termination benefits ranging from eleven months to four years of their salary in different circumstances. Restricted Share Unit Retention Plan In March 2022, the Group established a Restricted Stock Share Plan (hereinafter RSU) for certain employees. Under this plan, an employee may elect to receive up to 50% of his or her annual bonus in Class B non-voting ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADSs), and the Group will match this with an additional 50% contribution in RSUs. Class B Grifols shares and Grifols ADSs are valued at the date of grant of the bonus. These RSUs will have a vesting period of 2 years and 1 day and will subsequently be exchanged for Grifols Class B Shares or Grifols ADSs (American Depositary Shares representing 1 Class B Share). If an eligible employee leaves the company or is terminated prior to the vesting period, he/she will not be entitled to the additional RSUs. At 31 December 2023 the Group has settled the 2020 RSU plan for an amount of Euros 3,296 thousand (Euros 9,381 thousand at 31 December 2022 corresponding to the 2019 RSU plan).

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 102 This commitment is treated as equity-settled and the accumulated amount recognized at 31 December 2023 as share-based payments cost of employees is Euros 8,282 thousand (Euros 7,304 thousand at 31 December 2022). Equity-settled share-based payment plan In May 2023, the Board of Directors approved a proposal to the Ordinary General Meeting on 16 June, 2023, which approved it, a long term incentive plan. based on the granting of stock options for certain executive directors, members of the senior management of Grifols and its subsidiaries. The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4,000,000 stock options will be granted, representing the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for the vesting of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, settlement is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, in order to reward value creation through the achievement of the objectives set in the plan. The Company will allocate the shares it currently holds in treasury or may come to hold to cover the needs of the plan. Settlement date Number of shares assigned Unit fair value (Euros) 2025 1,148,000 3.05 2027 1,722,000 2.85 Additionally, there is a special remuneration plan referenced to the value of the share settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2024, 2025. Settlement date Number of RSUs assigned Unit fair value (Euros) 28/02/2024 180,000 2,39 22/02/2025 700,000 1,08 28/02/2025 270,000 2,19 The recognized amount in Equity as of 31 December 2023 amounts to Euros 2,586 thousand. Cash-settled share-based payment plan In May 2023, the Board of Directors of Grifols, S.A. approved a new long-term incentive plan based on restricted stock units (RSUs) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be settled at the end of the second year of the plan and the remainder at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols on the settlement date of the plan and, in addition, such settlement is subject to the achievement of performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of the Class A shares during the five (5) business days prior to the settlement. At 31 December 2023, the total accumulated amount is Euros 1,610

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

thousand and is included in the heading "Trade and other payable". The amount recognized in the Consolidated Statement of Profit and Loss as of 31 December 2023 amounts to Euros 1,724 thousand.

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
2025	278,400	13.22
2027	278,400	11.08

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 33.4 million in the twelve-month period ended 31 December 2023 (US Dollars 34.1 million in the twelve-month period ended 31 December 2022).

Other plans

The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented.

(d) Purchase commitments

Details of the Group's raw material purchase commitments at 31 December 2023 are as follows:

	Thousands of Euros
2024	292,259
2025	207,691
2026	135,897
2027	92,838
2028	95,175
More than 5 years	96,600

Immunotek GH, LLC

In July 2021, Grifols signed a collaboration agreement with ImmunoTek GH, LLC, the main objective of which is the construction of 28 plasma centers in the United States. Under the framework of this collaboration agreement, Grifols acquired a series of commitments detailed in note 11.

Purchase option on BPC Plasma Inc. and Haema AG

On 28 December 2018, the Group sold BPC Plasma Inc. and Haema AG to Scranton Enterprises B.V. The sales contract included a purchase option for Grifols that grants it the irrevocable and exclusive right (not an

103

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

obligation) to acquire the shares sold to Scranton Enterprises B.V. (both at the same time) at any time from the effective date of sale.

The exercise price of the option will be equal to the greater of: (i) the same price at which the shares were sold to Scranton, adding the expenses related to the transaction and the increase in net working capital from the time of exercise of the option and the time at which the sale occurred, and (ii) the amount necessary to cancel the debt contracted by Scranton with the financing entity of the transaction for an amount of US Dollars 360 million, plus accrued interest, as well as any other amount necessary to cancel said debt.

National Service Projects Organization (NSPO)

On July 29, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization ("NSPO") through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. Given that the option price has been set at a value similar to the fair value of the new entity, the options do not have a significant value. As of 31 December 2023, no amount has been recognized for these options as they are not significant.

Canadian Blood Services

In September 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grains of Immunoglobulin exclusively through a network of Canadian plasma centers that should be fully developed and operational by July 2026. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada. For this reason, Grifols has made the following commitments for the acquisition of plasma and self-built centers in Canada:

Euros			
2024	2025	2026	2027
13,372,075	20,897,588	30,172,027	18,939,896

(e) Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

- **ABBOTT LABORATORIES v. GRIFOLS DIAGNOSTIC SOLUTIONS INC., GRIFOLS WORLDWIDE OPERATIONS LIMITED AND NOVARTIS VACCINES AND DIAGNOSTICS, INC.**

Served: 8 October 2019

US District Court, Northern District of Illinois
Patent Infringement, Civil Action No. 1:19-cv-6587

Abbott Laboratories ("Abbott"), GDS, GWWO and Novartis Vaccines and Diagnostics, Inc. are in dispute over unpaid royalties payable by Abbott to GDS and Ortho-Clinical Diagnostics ("Ortho") under an HIV License and Option agreement dated 16 August 2019 (the "HIV License").

104

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 105 On 12 September 2019, GDS and Ortho filed Notice of Arbitration. On 3 October 2019, Abbott terminated the HIV License and filed for Declaratory Relief seeking to invalidate the licensed patent. On March 16, 2020, Grifols and Ortho filed an answer and counterclaim to the litigation, while simultaneously pursuing arbitration for the pre-termination amount owed by Abbott. The arbitration hearing was 15-16 June 2020. Grifols/Ortho were awarded $4 Million. NEXT ACTION: Expert Discovery was concluded on October 14th 2022 and the parties filed dispositive motions, including a motion for summary judgement by Abbott, which was unsuccessful to dispose of the litigation. GDS and Ortho contend that the patent is valid and they believe that Abbott will be unsuccessful in its Declaratory Relief action. A mediation took place on 31 January 2024 without success. A status conference is scheduled for the end of February 2024 to discuss the matter again and set further dates for trial and pre-trial hearings. • RAMIREZ-VIVAR, ALFONSO v. GRIFOLS DIAGNOSTIC SOLUTIONS, INC. Served: 11 March 2021 Superior Court, CA County of Alameda Case No.: RG21089519 Wage & Hour Class Action Plaintiff claiming violation of CA wage & hour statutes, including a claim under the Private Attorney's General Act. NEXT STEP: The Hearing on the class certification motion was heard on 28 October 2022. Court granted class certification encompassing all persons employed in California by GDS as hourly non-exempt employees during period of February 22, 2017 through November 4, 2022, relating to only two of the ten claims alleged in the class action lawsuit. After exchanging preliminary discovery, this matter settled at mediation for $400,000 in exchange for a full release of all claims. The settlement amount includes a release for any wage and hour claims, claims under the Private Attorneys' General Act, and attorneys' fees. The parties are going through the settlement process for this class action, including notices to the Class Members and other statutory waiting periods, and the formal settlement shall be completed in Q2 of 2024. CLASS POTENTIAL: Approx. 300 CA GDS employees for payroll/wage & hour violations per pay period for 5 years. • CERUS CORPORATION v. LABORATORIOS GRIFOLS, S.A. Cerus Corporation ("Cerus") and Laboratorios Grifols, S.A. ("Grifols") entered into a Manufacturing and Supply Agreement executed in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the "Agreement"). As a result of Grifols' decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols was unable to comply with the Agreement. In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols' blood bags production facility until the arbitration proceedings is finalized. NEXT ACTION: During December 2023, the Parties agreed to further suspend the proceedings, which was granted by the Tribunal until 1 March 2024. The companies are working on activating the manufacturing and supply activities within the terms of the Agreement.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 106 • THE STATE CO. FOR MARKETING DRUGS AND MEDICAL APPLIANCES IN IRAQ (KIMADIA) v. LABORATORIOS GRIFOLS, S.A. The State Co. for Marketing Drugs and Medical Appliances in Iraq ("KIMADIA") awarded a tender for the supply of blood bags to Laboratorios Grifols, S.A. ("Grifols"). Grifols, through Hali/Tiba (its agent in Iraq), informed KIMADIA on Grifols' inability to supply the blood bags pursuant to the tender awarded, due to its decision to discontinue the manufacturing, sale and support of its blood bag product business. The tender documents set forth a list of penalties and compensations in case the awardee is unable to supply the products to KIMADIA. Further, Hali/Tiba also claims Grifols a compensation for the services performed in relation to the tender. NEXT ACTION: Grifols has received verbal information that KIMADIA has been able to sourced alternative product for an agreeable pricing and that discussions among Hali/Tiba and KIMADIA had not continue on the topic of possible sanctions. However, given the absence of any written confirmation on the latter, Grifols prefers to let some time go by to assure that the possible claim will not occur. (30) Financial Instruments (a) Classification Below is a breakdown of the financial instruments by nature, category and fair value. The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros										
	31/12/2023										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV through OCI**	**Hedges**	**Financial liabilities at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	11,131	--	--	--	11,138	7	--	11,131	11,138
Derivative instruments	--	--	--	24,688	--	--	24,688	--	24,688	--	24,688
Trade receivables	--	--	193,356	--	--	--	193,356	--	193,356	--	193,356
Financial assets measured at fair value	--	**7**	**204,487**	**24,688**	--	--	**229,182**				
Non-current financial assets	328,423	--	--	--	--	--	328,423				
Other current financial assets	116,075	--	--	--	--	--	116,075				
Trade and other receivables	526,565	--	--	--	--	--	526,565				
Cash and cash equivalents	525,567	--	--	--	--	--	525,567				
Financial assets measured at amortized cost	**1,496,630**	--	--	--	--	--	**1,496,630**				
Derivatives instruments	--	(10,144)	--	--	--	--	(10,144)	--	(10,144)	--	--
Financial liabilities measured at fair value	--	**(10,144)**	--	--	--	--	**(10,144)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,568,130)	--	(4,568,130)	(4,364,798)	--	--	(4,364,798)
Promissory Notes	--	--	--	--	(114,188)	--	(114,188)				
Senior secured debt	--	--	--	--	(3,179,333)	--	(3,179,333)	--	(3,332,560)	--	(3,332,560)
Other bank loans	--	--	--	--	(1,144,459)	--	(1,144,459)				
Lease liabilities	--	--	--	--	(997,018)	--	(997,018)				
Other financial liabilities	--	--	--	--	(929,636)	--	(929,636)				
Trade and other payables	--	--	--	--	(914,637)	--	(914,637)				
Other current liabilities	--	--	--	--	--	(275,694)	(275,694)				
Financial liabilities measured at amortized cost	--	--	--	--	**(11,847,401)**	**(275,694)**	**(12,123,095)**				
	1,496,630	**(10,137)**	**204,487**	**24,688**	**(11,847,401)**	**(275,694)**	**(10,407,427)**				

107

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros										
	31/12/2022										
	Carrying amount							**Fair Value**			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV through OCI**	**Hedges**	**Financial liabilities at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	--	7	11,533	--	--	--	11,540	7	--	11,533	11,540
Derivative instruments	--	--	--	39,659	--	--	39,659	--	39,659	--	39,659
Trade receivables	--	--	236,076	--	--	--	236,076	--	236,076	--	236,076
Financial assets measured at fair value	**--**	**7**	**247,609**	**39,659**	**--**	**--**	**287,275**				
Non-current financial assets	582,175	--	--	--	--	--	582,175				
Other current financial assets	31,034	--	--	--	--	--	31,034				
Trade and other receivables	445,793	--	--	--	--	--	445,793				
Cash and cash equivalents	547,979	--	--	--	--	--	547,979				
Financial assets measured at amortized cost	**1,606,981**	**--**	**--**	**--**	**--**	**--**	**1,606,981**				
Derivatives instruments	--	(4,736)	--	--	--	--	(4,736)	--	(4,736)	--	(4,736)
Financial liabilities measured at fair value	**--**	**(4,736)**	**--**	**--**	**--**	**--**	**(4,736)**				
Senior Unsecured & Secured Notes	--	--	--	--	(4,572,720)	--	(4,572,720)	(4,122,656)	--	--	(4,122,656)
Promissory Notes	--	--	--	--	(118,940)	--	(118,940)				
Senior secured debt	--	--	--	--	(3,227,926)	--	(3,227,926)	--	(3,286,662)	--	(3,286,662)
Other bank loans	--	--	--	--	(813,595)	--	(813,595)				
Lease liabilities	--	--	--	--	(1,016,944)	--	(1,016,944)				
Other financial liabilities	--	--	--	--	(1,001,387)	--	(1,001,387)				
Other non-current debts	--	--	--	--	--	(15)	(15)				
Trade and other payables	--	--	--	--	(846,648)	--	(846,648)				
Other current liabilities	--	--	--	--	--	(241,487)	(241,487)				
Financial liabilities measured at amortized cost	**--**	**--**	**--**	**--**	**(11,598,160)**	**(241,502)**	**(11,839,662)**				
	1,606,981	**(4,729)**	**247,609**	**39,659**	**(11,598,160)**	**(241,502)**	**(9,950,142)**				

108

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 109 (b) Measurement of fair value In order to determine the fair value of financial assets or liabilities, the Group uses the following hierarchy based on the relevance of the variables used: • Level 1: estimations based on quoted prices of the instrument. • Level 2: estimations based on significant observable variables coming directly from the market. • Level 3: estimations based on valuation techniques other than observable variables in the market, mainly discounted cash flows. (c) Financial risk management This item provides information on the Group’s exposure to risk associated with the use of financial instruments, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. The Group is exposed to the following risks: • Credit risk • Liquidity risk • Market risk: includes interest rate risk, currency risk and other price risks. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group's activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. (i) Credit risk Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets. Trade receivables The main risk is that of late payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. No significant bad debt or late payment issues have been detected for sales to private entities. The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At the twelve-month period end, these impairment losses are immaterial.

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 110 Concentration of credit risk For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers' credit rating, as well as the internal classification systems currently in place for new customers and considering that collection periods are mostly under 30 days, there is no significant impact for the Group. Exposure to credit risk The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2023 and 2022 the maximum level of exposure to credit risk is as follows: Carrying amount Reference 31/12/2023 31/12/2022 Non-current financial assets Note 11 340,605 620,745 Other current financial assets Note 11 140,232 43,663 Contractual assets Note 14 47,751 35,154 Trade receivables Note 15 629,045 608,688 Other receivables Note 15 47,537 29,083 Cash and cash equivalents Note 16 525,567 547,979 1,730,737 1,885,312 Thousands of Euros The maximum level of exposure to risk associated with receivables and contractual assets at 31 December 2023 and 2022, by geographical area, is as follows. Carrying amount 31/12/2023 31/12/2022 Spain 67,786 53,145 EU countries 90,168 69,003 United States of America 91,235 139,721 Other European countries 14,399 16,030 Other regions 460,745 395,026 724,333 672,925 Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Impairment losses

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing at 31 December 2023 is as follows:

	Thousands of Euros			
	ECL Rate	**Total gross carrying amount**	**Provision**	**Total net third party trade receivables**
Not matured	0.19%	508,628	(560)	508,068
Past due 0-30 days	0.19%	106,323	(246)	106,077
Past due 31-60 days	0.62%	19,428	(119)	19,309
Past due 61-90 days	2.03%	6,398	(120)	6,278
Past due 91-180 days	3.01%	9,283	(279)	9,004
Past due 181-365 days	8.52%	6,749	(573)	6,176
More than one year	100.00%	25,985	(4,101)	21,884
Customers with objective evidence of impairment		25,578	(25,578)	--
		708,372	(31,576)	676,796

An impairment matrix based on the length of time overdue was used to monitor receivables portfolios that do not show any specific indications of impairment in individual cases. For trade receivables related to customers from the Middle East which are overdue by more than one year, the flat-rate percentages from the impairment matrix were adjusted due to special default patterns.

A breakdown of the trade and other receivables and contractual assets net of the impairment losses by ageing as of 31 December 2022 is as follows:

	Thousands of Euros			
	ECL Rate	**Total gross carrying amount**	**Provision**	**Total net third party trade receivables**
Not matured	0.19%	550,131	(48)	550,083
Past due 0-30 days	0.19%	44,779	(425)	44,354
Past due 31-60 days	0.62%	16,000	(163)	15,837
Past due 61-90 days	2.03%	6,029	(133)	5,896
Past due 91-180 days	3.01%	17,407	(295)	17,112
Past due 181-365 days	8.52%	10,747	(187)	10,560
More than one year	100.00%	9,994	(9,994)	--
Customers with objective evidence of impairment		21,046	(21,046)	--
		676,133	(32,291)	643,842

111

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 112 Movement in the bad debt provision was as follows: 31/12/2023 31/12/2022 31/12/2021 Opening balance 32,291 24,009 22,985 Net charges for the year 7,322 14,074 6,471 Net cancellations for the year (7,237) (6,949) (6,269) Transfers 47 53 -- Translation differences (847) 1,104 822 Closing balance 31,576 32,291 24,009 Thousands of Euros The Group does not have significant credit risk, with both treasury placements and the contracting of derivatives being carried out with highly solvent financial institutions. (ii) Liquidity risk Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. At 31 December 2023 the Group has total cash and cash equivalents of Euros 525,567 thousand (Euros 547,979 thousand at 31 December 2022). The Group also has approximately Euros 615,328 thousand in unused credit facilities (Euros 987,340 thousand at 31 December 2022), including Euros 544,729 thousand on the revolving credit facility (Euros 937,559 thousand at 31 December 2022). The Credit Agreement establishes a limitation on the disposition of the "revolving line" that has not been exceeded as of December 31, 2022 and 2023. The Group is able to provide sufficient liquidity to fund its current obligations based on cash flows from operations combined with cash balances and availability of unused credit lines, and it is committed to maintaining elevated and adequate levels of liquidity through internally generated cash flows, and a decrease in dividend payments in the medium term. Additionally, currently the Group does not generate significant cash in any country that might have restrictions on the repatriation of funds. As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse. The main contractual obligations existing at the end of the fiscal year comprise mainly long-term financial debt obligations with capital repayments and interest payments (see note 21). The Group's treasury budget plans to pay all its commitments in the next 12 months. Additionally, the cash received from the divestment in Shanghai RAAS (see Notes 10 and 12) and the improvement in operating cash flow will be used to continue reducing the level of indebtedness initiated in previous years. On the other hand, the Group has various additional financing alternatives such as negotiating with debt holders, accessing the debt market or possible divestments in non-strategic assets, to optimize the debt structure and its financial cost.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros						
Carrying amount	Reference	Carrying amount at 31/12/23	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 21	4,323,792	5,329,182	611,387	327,923	650,970	3,738,902	--
Other financial liabilities	Note 21	929,635	1,518,616	181,800	1,855	116,398	455,467	763,096
Bonds and other marketable securities	Note 21	4,682,319	5,304,861	187,543	73,571	1,978,190	3,065,557	--
Lease liabilities	Note 21	997,017	997,017	50,721	50,167	55,540	212,085	628,504
Payable to suppliers	Note 22	781,456	781,456	778,010	3,446	--	--	--
Other current liabilities	Note 23	16,652	16,652	16,497	155	--	--	--
Financial derivatives	Note 30 (d)	10,144	10,144	10,133	--	11	--	--
Total		11,741,015	13,957,928	1,836,091	457,117	2,801,109	7,472,011	1,391,600

		Thousands of Euros						
Carrying amount	Reference	Carrying amount at 31/12/22	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 21	4,041,522	5,193,051	527,770	148,914	488,105	4,028,262	--
Other financial liabilities	Note 21	1,001,387	1,685,824	169,278	18,656	124,822	441,933	931,135
Bonds and other marketable securities	Note 21	4,691,659	5,468,068	190,453	75,951	147,903	5,053,761	--
Lease liabilities	Note 21	1,016,944	1,016,944	51,088	51,268	57,695	218,384	638,509
Payable to suppliers	Note 22	731,918	731,918	731,675	243	--	--	--
Other current liabilities	Note 23	14,261	14,262	11,364	2,898	--	--	--
Financial derivatives	Note 30 (d)	4,736	4,736	733	--	12	3,991	--
Total		11,502,427	14,114,803	1,682,361	297,930	818,537	9,746,331	1,569,644

(iii) Currency risk

The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.

The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group's foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency.

The Group's main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies.

The financing obtained in Euros represents 62% of the total debt of the Group and amounts to Euros 6,032 million at 31 December 2023 (60% and Euros 5,563 million at 31 December 2022).

As mentioned in note 21, part of the US Dollar debt of the Group is covered by a currency swap to hedge the exposure to the associated currency risk.

113

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 114 The Group applies the cost of hedging method. This method enables the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component are recognized in other comprehensive income. Details of the Group’s exposure to currency risk is as follows: Euros (*) US Dollars (**) Trade receivables 2,278 47,772 Receivables from Group companies 121,173 10,908 Loans to Group companies 4,818,407 41 Cash and cash equivalents 7,296 2,026 Trade payables (38,610) (43,682) Payables to Group companies (119,801) (30,643) Loans from Group companies (4,650,080) -- Bank loans (336,250) -- Balance sheet exposure (195,587) (13,578) (*) Balances in Euros in subsidiaries with US Dollars functional currency (**) Balances in US Dollars in subsidiaries with Euros functional currency Thousands of Euros 31//12/2023 Euros (*) US Dollars (**) Trade receivables 2,116 58,331 Receivables from Group companies 132,645 11,542 Loans to Group companies 4,548,142 33 Cash and cash equivalents 11,154 1,989 Trade payables (17,297) (20,870) Payables to Group companies (77,367) (29,277) Loans from Group companies (4,414,879) -- Bank loans (31,875) -- Balance sheet exposure 152,639 21,748 (*) Balances in Euros in subsidiaries with US Dollar functional currency (**) Balances in US Dollar in subsidiaries with Euros functional currency Thousands of Euros 31//12/2022 The most significant exchange rates applied at 2023 and 2022 year ends are as follows: Euros 31/12/2023 31/12/2022 US Dollars 1.1050 1.0666 Closing exchange rate

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 115 A sensitivity analysis for foreign exchange fluctuations is as follows: Had the US Dollar strengthened by 10% against the Euro at 31 December 2023, equity would have increased by Euros 824,468 thousand (Euros 892,806 thousand at 31 December 2022) and profit due to foreign exchange differences would have decreased by Euros 20,638 thousand (increased of Euros 17,439 thousand at 31 December 2022). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the US Dollar against the Euro at 31 December 2023 and 2022 would have had the opposite effect for the amounts shown above, all other variables being held constant. The Group uses hedge accounting to partially hedge the currency risk exposure (See note 30 (d)). (iv) Interest rate risk The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk. The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges. A significant part of the financing obtained accrues interest at fixed rates, representing 59% of the total debt of the Group at 31 December 2023 (61% at 31 December 2022). It mainly includes corporate senior notes, European Investment Bank loans, as well as the agreement with GIC (Sovereign Fund of Singapore) (see note 21). Variable-rate debt represents 41% of the total debt at 31 December 2023 (39% at 31 December 2022) and includes mainly the senior secured debt (see note 21 (b)). To date, the profile of interest on interest-bearing financial instruments is as follows: 31/12/2023 31/12/2022 Fixed-interest financial instruments Financial liabilities (5,696,851) (5,835,492) (5,696,851) (5,835,492) Variable-interest financial instruments Financial liabilities (3,956,154) (3,705,088) (3,956,154) (3,705,088) (9,653,005) (9,540,580) Thousands of Euros Had the interest rate been 100 basis points higher at 31 December 2023, the interest expense would have increased by Euros 34,114 thousand (Euros 34,688 thousand at 31 December 2022). As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount. (v) Market price risk Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(d) Financial derivatives

At 31 December 2023 and 2022 the Group has recognized the following derivatives:

				Thousands of Euros		
Financial derivatives	Currency	Notional amount at 31/12/2023	Notional amount at 31/12/2022	**Value at 31/12/23**	**Value at 31/12/22**	Maturity
Cross currency interest rate swap	US Dollar	500,000,000	500,000,000	20,538	35,296	15/10/2024
Cross currency interest rate swap	US Dollar	205,000,000	205,000,000	(140)	3,216	15/10/2024
Foreign exchange rate forward	Swiss Franc	10,000,000	5,500,000	378	71	05/02/2024
Foreign exchange rate forward	Canadian dollar	32,666,667	4,416,667	450	165	2024
Foreign exchange rate forward	Pound Sterling	--	27,100,000	--	805	2023
Foreign exchange rate forward	Czech crown	160,000,000	--	191	--	12/02/2024
Foreign exchange rate forward	Mexican Peso	90,000,000	--	193	--	12/02/2024
Foreign exchange rate forward	Turkish lira	87,834,511	--	44	--	31/01/2024
Foreign exchange rate forward	US Dollar	7,700,000	23,720,000	92	104	2023
Foreign exchange rate forward	Euro	40,000,000	160,000,000	1,412	2	2024
Energy PPA	Euro / KwH	--	--	1,529	--	31/12/2032
Total assets (note 11)				**24,687**	**39,659**	
Cross currency interest rate swap	US Dollar	205,000,000	205,000,000	(7,712)	(3,990)	15/10/2024
Foreign exchange rate forward	Canadian dollar	42,560,102	8,000,001	(2,081)	(146)	05/01/2024
Foreign exchange rate forward	US Dollar	2,000,000	60,000,000	(2)	(600)	30/01/2023
Foreign exchange rate forward	Czech crown	160,000,000	--	(13)	--	12/02/2024
Foreign exchange rate forward	Pound Sterling	8,500,000	--	(122)	--	12/02/2024
Foreign exchange rate forward	Japanese Yen	700,000,000	--	(214)	--	07/02/2024
Total liabilities (note 20)				**(10,144)**	**(4,736)**	

(i) Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swaps with an aggregate value of US Dollars 500 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group receives a loan of Euros 431.6 million at a nominal interest rate of 3.78%.
- The Group grants a US Dollars 500 million loan at a nominal interest rate of 4.75%.

On 28 June 2022, the Group subscribed one cross currency interest-rate swap of US Dollars 205 million to hedge the remaining part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group receives a Euros 194 million loan at a nominal interest rate of 3.1046%.

116

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 117 - The Group grants a US Dollars 205 million loan at a nominal interest rate of 4.75%. The derivative complies with the criteria required for hedge accounting. See further details in notes 4 (i). (ii) Derivative financial instruments at fair value through profit and loss The Group has subscribed various foreign exchange forwards to partially hedge the foreign currency value of intercompany loan. Since the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to “Change in fair value of financial instruments” in the consolidated statement of profit and loss. At 31 December 2023, the Group has recognized a net finance cost of Euros 876 thousand (Euros 4,586 thousand of net finance cost at 31 December 2022). (iii) Electricity derivative At the beginning of 2023, the Company contracted a hedge on the variation of the price of electricity. This contract has served in its entirety to cover the purchase price of electricity against potential market price increases. The energy price hedging derivatives meet the requirements to apply hedge accounting, so the variations in the value of this financial instrument are recorded (by the net amount of taxes) in equity. The movement in derivative financial instruments is as follows: 31/12/2023 31/12/2022 Opening balance 34,923 4,431 Business combination -- (1,255) Changes in fair value recognized in equity 1,914 (4,757) Transfer to profit or loss 5,775 12,552 Transfer to profit or loss - translation differences (23,037) 32,954 Tax effect (84) 6,170 Collections / Payments (4,948) (15,172) Closing balance 14,543 34,923 Thousands of Euros (e) Capital management The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders. The capital structure is periodically reviewed through the preparation of strategic plans focused mainly on a sequential improvement of EBITDA (Earnings before interest, tax, amortization and depreciation), generation of operating cash and discipline in the allocation of capital; with the objective and commitment to reduce the leverage ratio. In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2023 and 2022, the Group complies with the covenants in the contract. The credit rating of the Group is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		January 2024	September 2023	March 2023	September 2022
Moody's Investors	Corporate rating			B2	B1
	Senior secured debt			Ba3	Ba3
	Senior Unsecured debt			Caa1	B3
	Perspective			Negative	Negative
Standard & Poor's	Corporate rating	B+			B+
	Senior secured debt	BB-			BB-
	Senior Unsecured debt	B-			B-
	Perspective	Stable			Stable
Fitch Ratings	Corporate rating		BB-		BB-
	Senior secured debt		BB+		BB+
	Senior Unsecured debt		B+		B+
	Perspective		Stable		Stable

The Parent held Class A and B treasury stock equivalent to 1.23% of its capital at 31 December 2023 (1.33% at 31 December 2022).

(31) Balances and Transactions with Related Parties

(a) Group balances with related parties

Details of balances with related parties at 31 December 2023 are as follows:

		Thousands of Euros				
Carrying amount	Reference	Associates	Joint ventures	Key management personeel	Other related parties	Board of directors
Receivables	15	227,550	--	--	5,609	--
Other financial assets	10 - 11	418	163,928	--	101,217	--
Advanced payments	15	--	15,943	--	--	--
Loans	11	--	--	--	115,209	--
Guarantee deposits	11	--	--	--	934	--
Total debtors		**227,968**	**179,871**	**--**	**222,969**	**--**
Trade payables		--	(2,306)	--	--	--
Debts		--	--	(4,117)	(11,384)	(3,924)
Total creditors		**--**	**(2,306)**	**(4,117)**	**(11,384)**	**(3,924)**
Total		**227,968**	**177,565**	**(4,117)**	**211,585**	**(3,924)**

118

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023
(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of balances with related parties at 31 December 2022, restated to be comparative with details of balances with related parties for 2023, are as follows:

		Thousands of Euros				
Carrying amount	Reference	Associates	Joint ventures	Key management personeel	Other related parties	Board of directors
Receivables	15	162,382	--	--	--	--
Current contract assets	15	3,880	--	--	--	--
Other financial assets	10 - 11	--	124,132	--	318,890	--
Advanced payments	15	--	11,998	--	--	--
Loans	11	--	--	--	96,537	--
Guarantee deposits	11	--	--	--	934	--
Total debtors		**166,262**	**136,130**	**--**	**416,361**	**--**
Trade payables		(91)	(22,961)	--	--	--
Debts		--	--	(2,781)	(13,312)	(3,852)
Total creditors		**(91)**	**(22,961)**	**(2,781)**	**(13,312)**	**(3,852)**
Total		**166,171**	**113,169**	**(2,781)**	**403,049**	**(3,852)**

The heading "Receivables" corresponding to associates includes outstanding balances from sales to associated companies, mainly corresponding to Anhui Tonrol Pharmaceutical Co. (company of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 205,537 thousand in 2023, Euros 153,120 thousand in 2022 and Euros 123,250 thousand in 2021). As of 31 December 2023, the balance of "Receivables" corresponding to other related parties corresponds entirely to an amount pending collection from Mr. Víctor Grifols Roura. This balance has been settled in January 2024.

The heading "Loans" mainly includes a loan signed by Scranton Plasma, BV. with the group on 28 December 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, AG (see note 2). As of 31 December 2023, the heading includes an additional amount of Euros 15 million arranged during this twelve-month period under the same conditions as the initial loan (see note 31 (b)).

The heading "Other financial assets" corresponding to joint ventures includes advanced payments corresponding to the collaboration agreement with Biotek America, LLC (see note 11). Additionally, the balance corresponding to other related parties corresponds to a cash-pooling financing agreement that BPC Plasma, Inc and Haema, AG have with Scranton Plasma, BV with maturity in 2024 (see note 11).

The heading of "debts" includes an amount of Euros 16,696 thousand at 31 December 2023 (Euros 15,051 thousand at 31 December 2022) corresponding to the balance of bearer promissory notes issued by the group company Instituto Grifols, S.A. These promissory notes are due on 4 May 2024, and 2023, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 4% (3% in 2021).

119

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 120 (b) Group transactions with related parties Group transactions with related parties during the twelve-month period ended 31 December 2023 are as follows: Associates Joint ventures Key management personnel Other related parties Board of directors of the Company Net sales 471,829 -- -- 14 -- Purchases (23) (233,706) -- (431) -- Rendering of services (78) -- -- (2,482) -- Remuneration -- -- (23,698) -- (12,163) Payments for rights of use -- -- -- (7,234) -- Finance income -- -- -- 30,185 -- Dividends paid/received 7,309 -- -- (266,406) -- Loans -- -- -- 44,956 -- 479,037 (233,706) (23,698) (201,398) (12,163) Thousands of Euros Group transactions with related parties during the twelve-month period ended 31 December 2022 were as follows: Associates Joint ventures Key management personnel Other related parties Board of directors of the Company Net sales 339,170 -- -- -- -- Purchases (9) (66,647) -- -- -- Rendering of services (34) -- -- (5,467) -- Remuneration -- -- (13,891) -- (5,316) Payments for rights of use -- -- -- (6,382) -- Purchase of property, plant and equipment -- -- -- 3,464 -- Finance income -- -- -- 12,878 -- Dividends paid/received 10,717 -- -- -- -- Loans -- -- -- 80,098 -- 349,844 (66,647) (13,891) 84,591 (5,316) Thousands of Euros

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Group transactions with related parties during the twelve-month period ended 31 December 2021 were as follows:

	Thousands of Euros				
	Associates	Joint ventures	Key management personnel	Other related parties	Board of directors of the Company
Net sales	220,808	--	--	--	--
Purchases	(613)	--	--	--	--
Rendering of services	(2,709)	--	--	(3,963)	--
Remuneration	--	--	(15,136)	--	(4,417)
Payments for rights of use	--	--	--	(5,332)	--
Purchase of property, plant and equipment	--	--	--	7,326	--
Finance income	2	--	--	7,032	--
Dividends paid/received	2,636	--	--	--	--
Loans	--	--	--	97,598	--
	220,124	--	(15,136)	102,661	(4,417)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organization.

"Net sales" includes sales to associated companies mainly corresponding to Anhui Tonrol Pharmaceutical Co. (company of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 450,389 thousand in the twelve-month period ended 31 December 2023, Euros 319,669 thousand in the twelve-month period ended 31 December 2022 and Euros 202,644 thousand in the twelve-month period ended 31 December 2021).

"Purchases" mainly includes purchases of plasma from the centers built under the collaboration agreement with Biotek America, LLC (see note 11).

"Other service expenses" includes an amount of Euros 2,174 thousand corresponding to contributions to non-profit entities in the twelve-month period ended 31 December 2023 (Euros 4,231 thousand in the twelve-month period ended 31 December 2022 and Euros 3,963 thousand in the twelve-month period ended 31 December 2021).

"Payments for right-of-use assets" corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of 1 March 2045.

"Finance income" mainly includes accrued interest (Euros 7,039 thousand in the twelve-month period ended 31 December 2023, Euros 2,093 thousand in the twelve-month period ended 31 December 2022 and Euros 1,824 thousand in the twelve-month period ended 31 December 2021) corresponding to the loan agreement signed by Scranton Plasma, BV. with the group on 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 86,969 thousand) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, AG (see note 2). The remuneration is 2% + EURIBOR and matures on 28 December 2025. Additionally, it also includes the financial income derived from the cash-pooling contract that BPC Plasma, Inc and Haema, AG maintain with Scranton Plasma, BV with maturity in 2024 and a remuneration of the Scranton Plasma group interest rate + 0.75%.

The dividends received correspond to the associated companies Shanghai RAAS Blood Products Co. Ltd., Bio Darou P.J.S. Co. and Access Biologicals LLC. Additionally, the dividends distributed correspond to BPC Plasma Inc. (see note 11).

121

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 122 "Loans" mainly includes the net amounts disbursed under the cash-pooling financing agreement that BPC Plasma, Inc and Haema, AG have with Scranton Plasma, BV mentioned above. Directors representing shareholders´ interests have received remuneration of Euros 965 thousand in the twelve-month period ended 31 December 2023 (Euros 965 thousand in the twelve-month period ended 31 December 2022). The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29). (c) Conflicts of interest concerning the directors The Company’s directors and their related parties have not entered into any conflict of interest that should have been reported in accordance with article 229 of the revised Spanish Companies Act. (32) Environmental Information and Climate Change The Group carries out operations whose main purpose is to prevent, reduce or minimize the potential impact of its activities on the environment. Grifols' environmental management is based on the concept of circular economy. Priority is given to the efficient use of material resources, water and energy, and waste generation is reduced, taking into account the different stages of the life cycle of products and services. This strategy integrates the transition towards a low-carbon economy which minimizes the impact on climate change. Grifols has a climate risk map through which it has analyzed the resilience of its strategy based on a climate scenario of a potential maximum rise of 2ºC, following the recommendations of the TCFD. The result of this analysis has enabled Grifols to assess the financial impact of the most significant risks: • Reduction in the availability of water resources: Grifols has facilities in areas where, under the simulated scenario, there could be a reduction in the availability of water resources, causing supply problems with impacts that include an increase in the price of water and production restrictions at industrial facilities. This risk can translate into increased costs associated with obtaining own water resources (well water), cleaning and proper maintenance or use of water-dependent infrastructures and industrial processes. The possible financial impact has taken into account the possibility of production stoppage and the increase in the price per m3 of water in areas with a negative price elasticity of demand. The financial impact is estimated to result in an non-relevant increase in expenditure. The results of the exposure analysis indicate that the plants that may be most exposed to this risk are those located in Barcelona and Los Angeles (USA). For each, Grifols' management of the risk varies. In Los Angeles, Grifols would have the capacity to transfer production to other plants in the group, while in Barcelona, the company has several connections to the mains water supply and also has well water extraction. Moreover, as in Los Angeles, a possible temporary stoppage of production (5 to 20 days) could be made up for by transferring production to other plants. The costs of transporting the plasma and other intermediate pastes, 50% to the Clayton plant and 50% to the Barcelona plant, would not be relevant. • New legal requirements regarding the reduction of GHG emissions: Grifols is committed to reducing its direct carbon emissions (Scope 1 and 2) by 2050. Additionally, Grifols has committed to establishing

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 123 science-based decarbonization targets (SBTs) with a 2030 horizon in accordance with the methodology proposed by the Science Based Targets Initiative (SBTi). Until then, new requirements could be established to reduce GHG emissions that would require greater investments for the reduction of emissions through the installation of renewable generation technologies or changes in electricity supplies for electricity from renewable sources, among others. In the event of not being able to make such investments, Grifols expects to invest further in carbon credits to offset its carbon footprint. The projected potential financial impact to 2040 from carbon footprint reduction under current targets, would have to be assumed by the Group. The Environmental Program includes the reduction of emissions through the use of renewable electricity through PPAs (Power Purchasing Agreements), the construction of renewable energy generation plants in Spain and Germany and the implementation of energy efficiency measures (among others). Grifols will update this program starting in 2026 to include more ambitious reduction targets if necessary. Exposure to this risk is expected to decrease as Grifols meets the established targets. • Variation in the availability of plasma resources: According to the sixth IPCC report, anthropogenic climate change would contribute to extreme precipitation, which could become more frequent in most regions due to global warming. The regions most vulnerable to these types of events which could have an impact on Grifols are the states of Texas and North Carolina, USA. The potential impact of restrictions on access to factories - with a temporary shutdown of production - and laboratories could be offset by transferring plasma to other facilities. However, plasma donation centers could suffer alterations in the plasma collection processes, as a consequence of the difficulties that donors could have in accessing them. The financial impact of reduced plasma collection in the donation centers most exposed to extreme weather events is estimated not to be relevant considering the global centre network. The results of the exposure analysis indicate that plasma centers may be the most exposed to this risk. However, the fact that they are widely spread over several regions allows dilution of any potential impact. The analysis was conducted taking into account the centers most exposed to an increase in the severity of weather events such as hurricanes and tropical storms. In the worst-case scenario of centre closures, production would not be substantially affected, so the impact would be limited to the temporary unavailability of plasma in the directly affected centers, resulting in reduced availability of plasma drugs. • Transition to low-emission technologies: In the geographical areas in which Grifols operates, meeting the 2030 decarbonization targets is based on the principles of technological neutrality and cost-efficiency, requiring high investments in innovation and infrastructure. Of particular note are the major investments associated with the installation of air conditioning, boiler and renewable energy generation technologies aimed at reducing Grifols' emissions and increasing energy efficiency. The technologies present in the production plants which contribute most to the carbon footprint are boilers, which use fossil fuels in their operation, and their potential impact is their replacement with low-emission options. With the aim of replacing the most polluting technologies, Grifols regularly analyses the technological options available on the market, with a special focus on technologies that increase its climate resilience. Currently, there is no consensus on a single technology that can generate the heat needed on an industrial scale without using fossil fuels. Grifols is aware that renewable hydrogen could be a valuable energy vector for end uses, being an alternative for obtaining good yields at a reasonable cost. At present, the use of renewable hydrogen is in its infancy, although Grifols is monitoring its development in order to study its viability in the near future.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In the simulated scenario, Grifols recognizes that in order to manage this risk in its entirety, the replacement of boilers must be carried out progressively and will depend on the progress and availability of these technologies on the market. It also takes into account heat generation processes using electrical technologies such as thermocompression.

The investment in environmental assets during the twelve-month period ended 31 December 2023 is Euros 5,774 thousand (Euros 8,372 thousand in the twelve-month period ended 31 December 2022 and Euros 7,363 thousand in the twelve-month period ended 31 December 2021), mainly intended to optimize water consumption, improvements in wastewater treatment, eco-efficiency projects in the use of energy and the replacement of refrigerant gases with others with a lower environmental impact.

The expenses incurred by the Group for the protection and improvement of the environment in the twelve-month period ended 31 December 2023 amounted to approximately Euros 29,628 thousand (Euros 25,787, thousand in the twelve-month period ended 31 December 2022 and Euros 20,642 thousand in the twelve-month period ended 31 December 2021).

With the procedures currently in place, the Group considers that environmental risks are adequately controlled.

The Group's strategy is aligned with the objectives of the Paris Agreement and has been considered in the evaluation of the useful lives of assets and in the impairment analysis of non-financial assets. The Group does not anticipate impairment of assets before the established amortization periods.

The Group has not received any environmental subsidies during the twelve-month periods ended 31 December 2023, 2022 and 2021.

(33) Other Information

Audit fees:

KPMG Auditores, S.L. has invoiced the following fees for professional services during the twelve-month periods ended 31 December 2023 and 2022:

	Thousands of Euros	
	31/12/2023	**31/12/2022**
Audit services	1,832	1,778
Other assurance services	571	560
	2,403	2,338

Amounts included in the table above, include the total amount of fees related to services incurred during the twelve-month periods ended 31 December 2023 and 2022 without considering the invoice date.

Other assurance services include limited reviews of the interim financial statements, the audit of the financial statements under PCAOB, as well as conducting audits under AICPA.

Other entities affiliated to KPMG International have invoiced the Group for the following fees for professional services during the twelve-month periods ended 31 December 2023 and 2022:

124

GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Condensed Consolidated Interim Financial Statements for the twelve-month period ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 125 31/12/2023 31/12/2022 Audit services 3,779 4,115 Other assurance services 1,380 1,013 Tax advisory services 4 3 Other services 127 206 5,290 5,337 Thousands of Euros Additionally, other audit firms have invoiced the Group for the following fees for professional services during the twelve-month periods ended 31 December 2023 and 2022: 31/12/2023 31/12/2022 Audit services 229 84 229 84 Thousands of Euros (34) Subsequent events On 9 January 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation. The company is currently working to restore the confidence of markets, shareholders and other stakeholders in three key areas: - Communication and collaboration with the Spanish regulator (CNMV). - Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website - Clear and transparent communication with our teams and employee representatives, including major unions. - Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails. - The company filed a complaint in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions. - The company established a dedicated working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications.

Acquisition / Registered Incorporation Name Office date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect Diagnostic Grifols, S.A. S 1987 Industrial Development and manufacture of diagnostic equipment, instruments and reagents. --- 100,000% --- 100,000% --- 100,000% Instituto Grifols, S.A. S Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1987 Industrial Plasma fractioning and the manufacture of haemoderivative pharmaceutical products. 99,998% 0,002% 99,998% 0,002% 99,998% 0,002% Laboratorios Grifols, S.A. S Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1989 Industrial Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags. 100,000% --- 100,000% --- 98,600% 1,400% Biomat, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1991 Industrial Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H). 99,900% 0,100% 99,900% 0,100% 99,900% 0,100% Grifols Engineering, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 2000 Industrial Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies. 99,950% 0,050% 99,950% 0,050% 99,950% 0,050% Biomat USA, Inc. U 2410 Lillyvale Avenue Los Angeles (California) United States 2002 Industrial Procuring human plasma. --- 87,500% --- 87,500% --- 100,000% Grifols Biologicals, LLC. U 5555 Valley Boulevard Los Angeles (California) United States 2003 Industrial Plasma fractioning and the production of haemoderivatives. --- 100,000% --- 100,000% --- 100,000% Grifols Australia Pty Ltd. A Unit 5/80 Fairbank Clayton South Victoria 3149 Australia 2009 Industrial Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics. 100,000% --- 100,000% --- 100,000% --- Medion Grifols Diagnostic AG S Bonnstrasse,9 3186 Dügingen Switzerland 2009 Industrial Development and manufacturing activities in the area of biotechnology and diagnostics. --- 100,000% --- 100,000% --- 100,000% Grifols Therapeutics, LLC. U 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States 2011 Industrial Plasma fractioning and the production of haemoderivatives. --- 100,000% --- 100,000% --- 100,000% Talecris Plasma Resources, Inc. (merged with Biomat USA, Inc.) U 4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States 2011 Industrial Procurement of human plasma. --- --- --- --- --- 100,000% Grifols Worldwide Operations Limited Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland 2012 Industrial Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies. 100,000% --- 100,000% --- 100,000% --- Progenika Biopharma, S.A. Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain 2013 Industrial Development, production and commercialisation of biotechnological solutions. 91,875% 8,125% 91,875% 8,125% 91,880% 8,120% Grifols Diagnostics Solutions, Inc. 4560 Horton Street 94608 Emeryville, California United States 2013 Industrial Manufacture and sale of blood testing products --- 55,000% --- 55,000% --- 55,000% Grifols Worldwide Operations USA Inc. 13111 Temple Avenue, City of Industry, California 91746-1510 United States 2014 Industrial Manufacture, warehousing, and logistical support for biological products. --- 100,000% --- 100,000% --- 100,000% Grifols Asia Pacific Pte, Ltd S 501 Orchard Road nº20-01 238880 Wheelock Place, Singapore 2003 Commercial Distribution and sale of medical and pharmaceutical products. 100,000% --- 100,000% --- 100,000% --- Grifols Movaco, S.A. Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1987 Commercial Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres. 99,999% 0,001% 99,999% 0,001% 99,999% 0,001% Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda. P Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal 1988 Commercial Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products. 0,010% 99,990% 0,010% 99,990% 0,010% 99,990% Grifols Chile, S.A. C Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile 1990 Commercial Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products. 99,000% --- 99,000% --- 99,000% --- Grifols USA, LLC. U 2410 Lillyvale Avenue Los Angeles (California) United States 1990 Commercial Distribution and marketing of company products. --- 100,000% --- 100,000% --- 100,000% Grifols Argentina, S.A. A Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina 1991 Commercial Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities. 95,010% 4,990% 95,010% 4,990% 95,010% 4,990% Grifols s.r.o. C Calle Zitna,2 Prague Czech Republic 1992 Commercial Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma. 100,000% --- 100,000% --- 100,000% --- Grifols (Thailand) Ltd T 191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand 2003 Commercial Import, export and distribution of pharmaceutical products. --- 48,000% --- 48,000% --- 48,000% APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the twelve-month periods ended 31 December 2023, 2022 and 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain Fully Consolidated Companies 31/12/2021 % shares 31/12/2022 % shares 31/12/2023 % shares This appendix forms an integral part of note 2 to the Condensed Consolidated Interim Financial Statements

Acquisition / Registered Incorporation Name Office date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the twelve-month periods ended 31 December 2023, 2022 and 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Fully Consolidated Companies 31/12/2021 % shares 31/12/2022 % shares 31/12/2023 % shares Grifols Malaysia Sdn Bhd M Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia 2003 Commercial Distribution and sale of pharmaceutical products. --- 49,000% --- 49,000% --- 49,000% Grifols International, S.A. S Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain 1997 Commercial Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in other countries. 99,998% 0,002% 99,998% 0,002% 99,998% 0,002% Grifols Italia S.p.A I Via Carducci, 62d 56010 Ghezzano Pisa, Italy 1997 Commercial Purchase, sale and distribution of chemical-pharmaceutical products. 100,000% --- 100,000% --- 100,000% --- Grifols UK Ltd. U Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom 1997 Commercial Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives. 100,000% --- 100,000% --- 100,000% --- Grifols Brasil, Lda. B Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil 1998 Commercial Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments. 100,000% --- 100,000% --- 100,000% --- Grifols France, S.A.R.L. F Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France 1999 Commercial Commercialisation of chemical and healthcare products. 99,990% 0,010% 99,990% 0,010% 99,990% 0,010% Grifols Polska Sp.z.o.o. PGrzybowska 87 street00-844 Warsaw, Poland 2003 Commercial Distribution and sale of pharmaceutical, cosmetic and other products. 100,000% --- 100,000% --- 100,000% --- Logística Grifols, S.A. de C.V. (merged with Grifols México, S.A. de C.V.) M Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico 2008 Commercial Manufacture and commercialisation of pharmaceutical products for human and veterinary use. --- --- --- --- 99,990% 0,010% Grifols México, S.A. de C.V. M Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico 1993 Commercial Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes. 100,000% --- 100,000% --- 99,980% 0,020% Grifols Nordic, AB S Sveavägen 166 11346 Stockholm Sweden 2010 Commercial Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities. 100,000% --- 100,000% --- 100,000% --- Grifols Colombia, Ltda C Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia 2010 Commercial Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software. 99,990% 0,010% 99,990% 0,010% 99,990% 0,010% Grifols Deutschland GmbH G Lyoner Strasse 15, D-60528 Frankfurt am Main Germany 2011 Commercial Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments. 100,000% --- 100,000% --- 100,000% --- Grifols Canada, Ltd. C 5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada 2011 Commercial Distribution and sale of biotechnological products. 100,000% --- 100,000% --- --- 100,000% Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing’an District, Shanghai 200040 China 2013 Commercial Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services. 100,000% --- 100,000% --- 100,000% --- Grifols (H.K.), Limited Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong 2014 Commercial Distribution and sale of diagnostic products. --- 100,000% --- 100,000% --- 100,000% Grifols Japan K.K. Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan 2014 Commercial Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments. 100,000% --- 100,000% --- 100,000% --- Grifols India Healthcare Private Ltd Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India 2014 Commercial Distribution and sale of pharmaceutical products. 99,984% 0,016% 99,984% 0,016% 99,984% 0,016% Grifols Diagnostics Equipment Taiwan Limited 8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan 2016 Commercial Distribution and sale of diagnostic products. 100,000% --- 100,000% --- 100,000% --- Grifols Viajes, S.A. S Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain 1995 Services Travel agency exclusively serving Group companies. 99,900% 0,100% 99,900% 0,100% 99,900% 0,100% Squadron Reinsurance Designated Activity Company The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland 2003 Services Reinsurance of Group companies’ insurance policies. --- 100,000% --- 100,000% --- 100,000% Grifols Shared Services North America, Inc. U 2410 Lillivale Avenue 90032 Los Angeles, California United States 2011 Services Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products. 100,000% --- 100,000% --- 100,000% --- Gripdan Invest, S.L (merged with Grifols S.A.) Avenida Diagonal 477 Barcelona, Spain 2015 Services Rental of industrial buildings --- --- 100,000% --- 100,000% --- Araclon Biotech, S.L. S Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain 2012 Research Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease. --- 75,850% --- 75,850% --- 75,850% VCN Bioscience, S.L. Avenida de la Generalitat 152 Sant Cugat del Valles (Barcelona) Spain 2012 Research Research and development of therapeutic approaches for tumours for which there is currently no effective treatment. --- --- --- --- --- 86,830% This appendix forms an integral part of note 2 to the Condensed Consolidated Interim Financial Statements

Acquisition / Registered Incorporation Name Office date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the twelve-month periods ended 31 December 2023, 2022 and 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Fully Consolidated Companies 31/12/2021 % shares 31/12/2022 % shares 31/12/2023 % shares Grifols Innovation and New Technologies Limited Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland 2016 Research Biotechnology research and development --- 100,000% --- 100,000% --- 100,000% Kiro Grifols S.L SPolígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain 2014 Research Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes. 100,000% --- 90,000% --- 90,000% --- Chiquito Acquisition Corp. (merged with Grifols Bio Supplis Inc.) 2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States 2017 Corporate Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL"). --- --- --- 100,000% --- 100,000% Aigües Minerals de Vilajuiga, S.A. CCarrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain 2017 # Industrial Collection and use of mineral-medicinal waters and obtaining of all necessary administrative concessions for the optimum and widest use of these. 99,990% 0,010% 99,990% 0,010% 99,990% 0,010% Goetech LLC (D/B/A Medkeeper) 7600 Grandview Avenue, Suite 2 10, Arvada, CO 80002, United States 2018 Industrial Development and distribution of web and mobile-based platforms for hospital pharmacies --- --- --- 100,000% --- 100,000% Grifols Bio Supplies Inc. (before Interstate Blood Bank, Inc.) 5700 Pleasantville Road Memphis, Tennessee United States 2016 Industrial Procurement of human plasma. --- 100,000% --- 100,000% --- 100,000% Haema, AG LandsteinerstraBe 1, 04103 Leipzig - Germany 2018 Industrial Procurement of human plasma. --- --- --- --- --- --- BPC Plasma, Inc (formerly Biotest Pharma Corp) 901 Yamato Rd., Suite 101, Boca Raton FL 33431 - United States 2018 Industrial Procurement of human plasma. --- --- --- --- --- --- Haema Plasma Kft. Bajcsy-Zsilinszky út 12., 1051 Budapest (Hungría) 2021 Industrial Procurement of human plasma. --- --- --- --- --- --- Alkahest, Inc. 3500 South DuPont Hwy, Dover, County of Kent United States 2015 Research Development of novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS). --- 100,000% --- 100,000% --- 100,000% Plasmavita Healthcare GmbH Colmarer Strasse 22, 60528 Frankfurt am Main - Germany 2018 Industrial Procurement of human plasma. --- 50,000% --- 50,000% --- 50,000% Plasmavita Healthcare II GmbH Garnisongasse 4/12, 1090 Vienna, Austria 2019 Industrial Procurement of human plasma. --- 50,000% --- 50,000% --- 50,000% Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc) 2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada 2020 Industrial Conducting business in Pharmceuticals and Medicines Industry 0,020% 99,980% 0,020% 99,980% 100,000% --- Grifols Laboratory Solutions, Inc Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 United States 2020 Services Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware --- 100,000% --- 100,000% --- 100,000% Grifols Korea Co., Ltd. 302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea 2020 Commercial Import, export of diagnostic in vitro products and solutions. 100,000% --- 100,000% --- 100,000% --- Grifols Middle East & Africa LLC Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt 2021 Services Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law. 99,990% 0,010% 99,990% 0,010% 99,990% 0,010% GigaGen Inc. 407 Cabot Road South San Francisco, CA 94080, United States 2017 Industrial Engage in any lawful act or activity for which corporations may be organized under General Corporation Law. --- 100,000% --- 100,000% --- 100,000% Grifols Pyrenees Research Center, S.L. C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d'Andorra la Vella Andorra 2021 Industrial Constitution, development and management of operations of a research and development center in all areas of immnology, dedicated to find possible solutions for therapeutic applications. --- 80,000% --- 80,000% --- 80,000% Grifols Bio North America LLC 251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States 2021 Industrial Engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. --- 100,000% --- 100,000% --- 100,000% Biomat Holdings LLC F A L A 2410 Grifols Way, Los Angeles, California, 90032, United States. 2023 Services Administration and financing services to Immunotek donor centers. --- 100,000% --- --- --- --- Biomat Holdco, LLC. 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States 2021 Services Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware. --- 100,000% --- 100,000% --- 100,000% Biomat Newco, Corp. 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States 2021 Services Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware. --- 88,600% --- 87,100% --- 100,000% Grifols Escrow Issuer, S.A. (merged with Grifols, S.A.) Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152- 156, Sant Cugat del Vallès, 08174, Barcelona Spain 2021 Services Administration, management and control services for companies and businesses, as well as investment in property, as well as providing advisory services of any investee entities or group companies. --- --- 100,000% --- 100,000% --- Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) 531 Boul. Des Prairies, Building 15 Laval, Quebec H7V 1B7 Canada 2021 Industrial Procurement of human plasma. --- 100,000% --- 100,000% 100,000% --- Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.) 2911 av. Marie-Curie, Montreal, Quebec, H4S0B7, Canada 2023 Services Administration, operating management and control services of plasma recollecting centers, directly or indirectly, through its affiliates. --- 100,000% --- --- --- --- Access Biologicals, LLC (merged with Grifols Bio Supplies, Inc.) 955, Park Center Drive, Vista, CA 92801, United States 2017 Industrial Manufacture of biological products such as specific serum and plasma reagents that are used by biotechnological and biopharmaceutical companies for in-vitro diagnosis, cell culture and research and development in the field of diagnostics. --- --- --- 100,000% --- 49,000% Access Biologicals IC-DISC, Inc. (merged with Grifols Bio Supplies, Inc.) 995 Park Center Dr, Vista, CA 92081, United States 2017 Industrial Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. --- --- --- 100,000% --- 49,000% This appendix forms an integral part of note 2 to the Condensed Consolidated Interim Financial Statements

Acquisition / Registered Incorporation Name Office date Activity Statutory Activity Direct Indirect Direct Indirect Direct Indirect APPENDIX I GRIFOLS, S.A. AND SUBSIDIARIES Information on Group Companies, Associates and others for the twelve-month periods ended 31 December 2023, 2022 and 2021 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Fully Consolidated Companies 31/12/2021 % shares 31/12/2022 % shares 31/12/2023 % shares Access Cell Culture, LLC. (merged with Grifols Bio Supplies, Inc.) 995 Park Center Dr, Vista, CA 92081, United States 2017 Industrial Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. --- --- --- 100,000% --- 49,000% Access Plasma, LLC. (merged with Grifols Bio Supplies, Inc.) 995 Park Center Dr, Vista, CA 92081, United States 2017 Industrial Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field. --- --- --- 100,000% --- 49,000% Albimmune, S.L. Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152- 156, Sant Cugat del Vallès, 08174, Barcelona España 2022 Research The purpose of the company is the research, development and exploitation of a project on the application of the use of albumin as a medicine --- 51,000% --- 51,000% --- --- Biotest, AG Landsteinerstr. 5, D-63303 Dreieich, Germany 2022 Industrial Development, manufacture and distribution of biological, chemical, pharmaceutical, human and veterinary medical, cosmetic and dietary products as well as containers, devices, machines and accessories for medical, pharmaceutical and analytical purposes, as well as research in these fields. Furthermore the activity (especially research development, production and distribution) in the field of plant protection and plant breeding, the field of testing and purification of soil, water and air and in the field of products, materials and techniques used in space. 24,700% 45,480% 24,700% 45,480% --- --- Biotest Austria, GmbH Einsiedlergasse 58, A-1050, Vienna, Austria 2022 Industrial Distribution of pharmaceutical products. --- 70,180% --- 70,180% --- --- Biotest Italia, S.R.L. Via Leonardo da Vinci 43, I-20090 Trezzano sul Naviglio MI, Italy 2022 Industrial Distribution of pharmaceutical products. 100,000% --- --- 70,180% --- --- Biotest (UK) Ltd. (merged with Grifols UK, Ltd.) 17 High Street, B31 2UQ Longbridge Birmingham, United Kingdom 2022 Industrial Distribution of pharmaceutical products. --- --- --- 70,180% --- --- Biotest (Schweiz) AG Schützenstrasse 17, CH-5102 Rupperswil, Switzerland 2022 Industrial Distribution of pharmaceutical products. --- 70,180% --- 70,180% --- --- Biotest Hungaria Kft Torbágy utca 15/ A, Törökbálint 2045, Hungary 2022 Industrial Procurement of human plasma. --- 70,180% --- 70,180% --- --- Biotest Farmacêutica LTDA Rua José Ramos Guimarães, 49 A Centro, 12955-000, Bom Jesus dos Perdões – SP, Brasil 2022 Industrial Distribution of pharmaceutical products. 100,000% --- --- 70,180% --- --- Biotest Hellas M.E.P.E. 45 Michalakopoulou Str., 11528 Athens, Greece 2022 Research Research and development of solutions in the Biopharma area. --- 70,180% --- 70,180% --- --- Biotest France SAS 45/47 rue d'Hauteville, 75010 Paris, France 2022 Services The purpose of the company is to act as an agent and support the group companies. 100,000% --- --- 70,180% --- --- Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi Nishstanbul, Cobançesme Mahallesi, 34197 Bahçeliever, Istanbul, Turkey 2022 Research Research and development of solutions in the Biopharma area. --- 70,180% --- 70,180% --- --- Biotest Medical, S.L.U. C/ Frederic Mompou, nº 5, 6º 3ª A, 08960 Sant Just Desvern, Barcelona, Spain 2022 Industrial Distribution of pharmaceutical products. 100,000% --- --- 70,180% --- --- Biotest Pharma, GmbH Landsteinerstr. 5, D-63303 Dreieich, Germany 2022 Industrial Carry out the development and production activities in the Biopharma area. --- 70,180% --- 70,180% --- --- Biotest Lux S.à.r.l. 17, Boulevard F.W. Raiffeisen L-2411 Luxembourg 2023 Services Providing financing and centralisation of services for Biotest companies. --- 70,180% --- --- --- --- BioDarou PLC Sarparast St., Italia St. Felestin Ave, 1416653163 Tehran, Iran 2022 Industrial Procurement of human plasma. --- 70,180% --- 70,180% --- --- Biotest Grundstücksverwaltungs GmbH Landsteinerstr. 5, D-63303 Dreieich, Germany 2022 Services Management of own assets. --- 70,180% --- 70,180% --- --- Plasma Service Europe GmbH Landsteinerstr. 5, D-63303 Dreieich, Germany 2022 Industrial Procurement of human plasma. --- 70,180% --- 70,180% --- --- Cara Plasma s.r.o. Jungmannova 745/24 - Nové Město, 110 00 Praha 1 , Czech Republic 2022 Industrial Procurement of human plasma. --- 70,180% --- 70,180% --- --- Plazmaszolgálat Kft Torbágy utca 15/ A, Törökbálint 2045, Hungary 2022 Industrial Procurement of human plasma. --- 70,180% --- 70,180% --- --- Grifols Biotest Holdings GmbH Colmarer Str. 22, 60528 Frankfurt am Main, Germany 2022 Services Management of own assets as well as the acquisition, sale, holding and management of shares in other companies in Germany and abroad in the company's own name and on its own account (not third parties), in particular in Biotest AG with registered offices in Dreiech. 100,000% --- 100,000% --- --- --- AlbaJuna Therapeutics, S.L Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona, Spain 2016 Research Development and manufacture of therapeutic antibodies against HIV. 100,000% --- --- 49,000% --- 49,000% This appendix forms an integral part of note 2 to the Condensed Consolidated Interim Financial Statements

APPENDIX II
GRIFOLS, S.A. AND SUBSIDIARIES

Operating Segments for the twelve-month periods ended at 31 December 2023, 2022 and 2021

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Biopharma			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated	
	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)	2023	2022	2021 (*)
Revenues from external customers	5,558,301	5,005,382	3,814,983	670,269	671,292	779,108	159,957	146,076	115,811	203,450	250,165	266,461	--	-8,948	-43,245	6,591,977	6,063,967	4,933,118
Total operating income	**5,558,301**	**5,005,382**	**3,814,983**	**670,269**	**671,292**	**779,108**	**159,957**	**146,076**	**115,811**	**203,450**	**250,165**	**266,461**	--	**(8,948)**	**(43,245)**	**6,591,977**	**6,063,967**	**4,933,118**
Profit/(Loss) for the segment	**904,059**	**791,339**	**681,925**	**111,694**	**129,968**	**152,948**	**43,563**	**114,397**	**39,901**	**6,632**	**-46,809**	**-83,482**	**6,979**	**35,419**	**-10,896**	**1,072,927**	**1,024,314**	**595,064**
Unallocated expenses																(273,529)	(218,634)	(185,332)
Operating profit/(loss)																**799,398**	**805,680**	**409,732**
Finance result																**(574,457)**	**(442,941)**	**(277,799)**
Share of profit/(loss) of equity-accounted investee	--	--	--	--	--	--	--	--	--	(923)	(1,482)	33,188	--	--	--	**(923)**	**(1,482)**	**33,188**
Income tax expense																(43,349)	(90,111)	(85,126)
Profit for the year after tax																**180,669**	**271,146**	**79,995**
Segment assets	**13,295,539**	**13,187,651**	**9,467,378**	**3,528,861**	**3,681,632**	**3,513,991**	**380,012**	**341,876**	**47,446**	**2,184,960**	**766,139**	**827,371**	--	**-6,997**	**-39,963**	**19,389,372**	**17,970,301**	**13,816,223**
Equity-accounted investments	57,529	41,162	31,847	--	--	--	--	--	53,264	477,441	1,914,015	1,914,665	--	--	--	534,970	1,955,177	1,999,776
Unallocated assets	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	1,400,882	1,608,499	3,417,836
Total assets																**21,325,224**	**21,533,977**	**19,233,835**
Segment liabilities	**2,293,447**	**2,317,191**	**1,521,634**	**466,953**	**425,693**	**397,869**	**79,592**	**43,264**	**27,596**	**97,840**	**222,565**	**199,095**	--	--	--	**2,937,832**	**3,008,713**	**2,146,194**
Unallocated liabilities	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	10,376,425	10,067,720	9,770,543
Total liabilities																**13,314,257**	**13,076,433**	**11,916,737**
Other information:																		
Allocated amortisation and depreciation	328,599	294,156	228,114	65,817	64,682	88,557	9,280	5,759	2,948	16,162	20,367	19,043	--	--	--	**419,858**	**384,964**	**338,662**
Unallocated amortisation and depreciation	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	**382,171**	**482,852**	**412,314**
Allocated expenses that do not require cash payments	30,198	-71,964	26,051	6,995	13,639	4,446	136	120	73	-789	-206	3,349	--	--	--	**36,540**	**(58,411)**	**33,919**
Unallocated expenses that do not require cash payments	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	**548**	**(10,770)**	**4,991**
Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	340,114	402,672	349,890	29,107	49,890	19,991	9,066	98	13,836	3,884	30,192	28,597	--	--	--	**382,171**	**482,852**	**412,314**
Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	--	--	--	--	--	--	--	--	--	--	--	--	--	--	--	**48,619**	**59,866**	**55,380**

* As a consequence of the review of transactions and balances allocations by segments done in 2022, the comparative figures for the fiscal year 2021 have been adjusted accordingly.

This appendix forms an integral part of note 5 to the Condensed Consolidated Interim Financial Statements.

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2023 2022 2021 2023 2022 2021 2023 2022 2021 2023 2022 2021 2023 2022 2021 Net Revenue 362,877 320,631 362,407 893,050 711,579 544,042 3,898,961 3,855,607 3,154,549 1,437,089 1,176,150 872,120 6,591,977 6,063,967 4,933,118 Assets by geographical area 1,190,606 1,156,068 1,092,435 7,054,510 6,600,264 5,393,407 10,843,498 11,561,068 10,525,140 2,236,610 2,216,577 2,222,853 21,325,224 21,533,977 19,233,835 Other information: Additions for the year of property, plant & equipment, intangible assets and rights of use 53,216 60,503 71,022 170,763 107,030 91,388 194,900 363,034 295,526 11,911 12,151 9,758 430,790 542,718 467,694 This appendix forms an integral part of note 5 to the Condensed Consolidated Interim Financial Statements Consolidated APPENDIX II GRIFOLS, S.A. AND SUBSIDIARIES for the twelve-month periods ended 31 December 2023, 2022 and 2021 (Expressed in thousands of Euros) Reporting by geographical area Spain Rest of European Union USA + Canada Rest of World (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2 of 2

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the twelve-month period ended at
31 December 2023
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2022	Additions	Transfers	Disposals	Translation differences	**Balance at 31/12/2023**
Development costs	1,822,085	58,573	--	--	(27,175)	1,853,483
Concessions, patents, licenses brands & similar	292,158	2,747	(344)	(1,478)	(8,347)	284,736
Computer software	340,991	22,174	3,684	(117)	(6,895)	359,837
Currently marketed products	1,148,862	--	--	--	(39,097)	1,109,765
Other intangible assets	399,797	2,388	(157)	(678)	(4,695)	396,655
Total cost of intangible assets	4,003,893	85,882	3,183	(2,273)	(86,209)	4,004,476
Accum. amort. of development costs	(199,444)	(32,694)	--	--	3,306	(228,832)
Accum. amort of concessions, patents, licenses, bra	(77,331)	(16,274)	363	192	1,554	(91,496)
Accum. amort. of computer software	(220,305)	(34,366)	(1,294)	104	4,423	(251,438)
Accum. amort. of currently marketed products	(457,794)	(40,212)	--	--	15,975	(482,031)
Accum. amort. of other intangible assets	(97,789)	(23,663)	--	678	3,350	(117,424)
Total accum. amort intangible assets	(1,052,663)	(147,209)	(931)	974	28,608	(1,171,221)
Impairment of other intangible assets	(2,083)	(421)	--	1,438	7	(1,059)
Carrying amount of intangible assets	**2,949,147**	**(61,748)**	**2,252**	**139**	**(57,594)**	**2,832,196**

This appendix forms an integral part of note 7 to the Condensed Consolidated Interim Financial Statements.

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APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets
for the twelve-month period ended at
31 December 2022
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2021	Additions	Business combinations	Transfers	Disposals	Translation differences	**Balance at 31/12/2022**
Development costs	801,606	39,835	943,857	--	(3,372)	40,159	1,822,085
Concessions, patents, licenses brands & similar	244,558	36,612	3,762	97	(3,907)	11,036	292,158
Computer software	330,491	31,299	50	1,881	(34,429)	11,699	340,991
Currently marketed products	1,083,301	--	--	--	--	65,561	1,148,862
Other intangible assets	156,009	1,323	307,927	(55)	(77,825)	12,418	399,797
Total cost of intangible assets	2,615,965	109,069	1,255,596	1,923	(119,533)	140,873	4,003,893
Accum. amort. of development costs	(168,366)	(28,160)	--	--	663	(3,581)	(199,444)
Accum. amort of concessions, patents, licenses, b	(64,176)	(12,321)	(332)	--	2,200	(2,702)	(77,331)
Accum. amort. of computer software	(200,291)	(30,357)	(12)	140	16,813	(6,598)	(220,305)
Accum. amort. of currently marketed products	(394,784)	(40,212)	--	--	--	(22,798)	(457,794)
Accum. amort. of other intangible assets	(81,298)	(12,603)	--	--	799	(4,687)	(97,789)
Total accum. amort intangible assets	(908,915)	(123,653)	(344)	140	20,475	(40,366)	(1,052,663)
Impairment of other intangible assets	(70,100)	(638)	--	79	76,302	(7,726)	(2,083)
Carrying amount of intangible assets	**1,636,950**	**(15,222)**	**1,255,252**	**2,142**	**(22,756)**	**92,781**	**2,949,147**
			(See note 3)				

This appendix forms an integral part of note 7 to the Condensed Consolidated Interim Financial Statements.

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Balance at Translation Balance at 31/12/2022 Additions Transfers Disposals differences 31/12/2023 Land and buildings 1,114,654 90,272 -- (39,012) (31,028) 1,134,886 Machinery 6,664 2,871 (1,008) (658) (176) 7,693 Computer equipment 6,819 597 (2,484) (604) (107) 4,221 Vehicles 20,958 4,737 (79) (3,191) (209) 22,216 Total cost of rights of use 1,149,095 98,477 (3,571) (43,465) (31,520) 1,169,016 Accum. depr. of land and buildings (229,604) (71,157) -- 10,782 7,224 (282,755) Accum. depr. of machinery (3,647) (1,507) 523 590 66 (3,975) Accum. depr. of computer equipment (5,793) (860) 2,516 580 100 (3,457) Accum. depr. of vehicles (12,499) (5,019) 45 2,506 205 (14,762) Total accum. Depr. of rights of use (251,543) (78,543) 3,084 14,458 7,595 (304,949) Carrying amount of rights of use 897,552 19,934 (487) (29,007) (23,925) 864,067 This appendix forms an integral part of note 8 to the Condensed Consolidated Interim Financial Statements. (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) APPENDIX IV GRIFOLS, S.A. AND SUBSIDIARIES Movement in Rights of Use for the twelve-month period ended at 31 December 2023 1 de 2

APPENDIX IV
GRIFOLS, S.A. AND SUBSIDIARIES

Movement in Rights of Use
for the twelve-month period ended at
31 December 2022
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2021	Additions	Business combinations	Transfers	Disposals	Translation differences	**Balance at 31/12/2022**
Land and buildings	941,955	130,475	27,620	(455)	(35,924)	50,983	1,114,654
Machinery	9,076	5,055	347	(1,189)	(6,849)	224	6,664
Computer equipment	8,519	278	263	(568)	(1,848)	175	6,819
Vehicles	15,760	6,165	1,279	(10)	(2,527)	291	20,958
Total cost of rights of use	975,310	141,973	29,509	(2,222)	(47,148)	51,673	1,149,095
Accum. depr. of land and buildings	(159,831)	(72,214)	(359)	106	9,782	(7,088)	(229,604)
Accum. depr. of machinery	(3,792)	(1,983)	(236)	894	1,361	109	(3,647)
Accum. depr. of computer equipment	(6,475)	(1,432)	--	573	1,719	(178)	(5,793)
Accum. depr. of vehicles	(9,555)	(4,869)	--	4	2,157	(236)	(12,499)
Total accum. depr. of rights of use	(179,653)	(80,498)	(595)	1,577	15,019	(7,393)	(251,543)
Carrying amount of rights of use	**795,657**	**61,475**	**28,914**	**(645)**	**(32,129)**	**44,280**	**897,552**

This appendix forms an integral part of note 8 to the Condensed Consolidated Interim Financial Statements.

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Balances at Translation Balances at 31/12/2022 Additions Business combination Transfers Disposals differences 31/12/2023 Cost: Land and buildings 1,155,406 6,046 -- 342 (4,953) (24,929) 1,131,912 Plant and machinery 3,069,023 57,866 480 125,507 (45,256) (66,505) 3,141,115 Fixed Assets under construction 878,415 182,519 -- (125,460) -- (24,804) 910,670 5,102,844 246,431 480 389 (50,209) (116,238) 5,183,697 Accumulated depreciation: Buildings (181,337) (32,309) -- 181 1,954 5,136 (206,375) Plant and machinery (1,638,006) (183,857) (383) (2,336) 33,842 39,860 (1,750,880) (1,819,343) (216,166) (383) (2,155) 35,796 44,996 (1,957,255) (12,564) (1,173) -- -- 6,767 149 (6,821) Carrying amount 3,270,937 29,092 97 (1,766) (7,646) (71,093) 3,219,621 (See note 3) This appendix forms an integral part of note 9 to the Condensed Consolidated Interim Financial Statements. APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the twelve-month period ended at Impairment of other property, plant and equipment (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) 31 December 2023 1 of 2

Balances at Translation Balances at 31/12/2021 Additions Business combination Transfers Disposals differences 31/12/2022 Cost: Land and buildings 860,447 4,636 236,732 11,374 (864) 43,081 1,155,406 Plant and machinery 2,527,744 50,025 316,946 115,070 (50,958) 110,196 3,069,023 Fixed Assets under construction 763,787 237,015 -- (147,240) -- 24,853 878,415 4,151,978 291,676 553,678 (20,796) (51,822) 178,130 5,102,844 Accumulated depreciation: Buildings (148,082) (27,757) -- 1,553 57 (7,108) (181,337) Plant and machinery (1,442,434) (175,956) (4,044) 3,201 41,061 (59,834) (1,638,006) (1,590,516) (203,713) (4,044) 4,754 41,118 (66,942) (1,819,343) (13,965) (7,396) -- 9,383 340 (926) (12,564) Carrying amount 2,547,497 80,567 549,634 (6,659) (10,364) 110,262 3,270,937 (See note 3) This appendix forms an integral part of note 9 to the Condensed Consolidated Interim Financial Statements. (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of any discrepancy, the Spanish-language version prevails) Impairment of other property, plant and equipment APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the twelve-month period ended at 31 December 2022 2 of 2

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 1 The management report for the year ended December 31, 2023 should be read in conjunction with the condensed consolidated interim financial statements for the same period and related notes. The comments and analyses included in the report may contain forward-looking statements and considerations that involve risks and uncertainties. Please refer to the legal notice included at the end of the document. For Grifols, 2023 was a year of transformation and growth. The company closed a decisive year that will accelerate value creation in 2024, delivering on its commitments and making strides across the board, as evidenced by its solid operating and financial results in the year. Grifols has advanced its strategic roadmap centered on achieving solid financial results and operational excellence, deleveraging and creating greater value for its stakeholders. The company’s strategic alliance with Haier Group in China supports its deleveraging efforts, while the roll-out of the operational improvement plan announced in February 2023 has led to substantial cost savings and a clear recovery of profit margins. EVOLUTION OF REVENUES BY BUSINESS UNIT In this context, Grifols’ revenue, including Biotest, reached EUR 6,592 million, representing an increase of 10.9% cc1 (+8.7% reported2 ). Excluding Biotest, revenues grew by 9.1% cc (+6.8% reported) to EUR 6,089 million. Biopharma Biopharma’s revenues increased by 13.3% cc (+11.0% reported) to EUR 5,558 million in 2023. Excluding Biotest, revenues grew 11.3% cc (+8.9%) to EUR 5,055 million. The main growth levers were the solid performance of key proteins driven by higher plasma supply, robust underlying demand, and a favorable pricing environment and product mix. Worth noting is the robust sales uptick of immunoglobulins, one of the company’s main plasma proteins, representing around 55-60% of Biopharma revenues. Sales grew by 15.8% cc excluding Biotest, fueled by strong demand for intravenous immunoglobulin (IVIG) and the significant growth of subcutaneous immunoglobulin (SCIG) Xembify® in key markets such as the United States. In 2023, Grifols continued to strengthen its immunoglobulin franchise by focusing its efforts on the fastest-growing immunodeficiency segments, including primary (PID) and secondary (SID) immunodeficiencies, while maintaining its leadership in neurology and intensive care. The company aspires to continue to drive the growth of its franchise in the U.S. and prioritize certain countries, while accelerating the expansion and penetration of Xembify®. In this regard, worth highlighting is the 1 Operating or constant exchange rate (cc) excludes exchange rate variations for the period. 2 Reported includes the impact of foreign exchange rates.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 2 European market launch of Xembify® in June, with Spain and the United Kingdom (Wales) as the first countries to start marketing this plasma drug. It launched in Australia in 2023. Sales of albumin, which account for around 10-15% of the business unit’s revenues, grew by 17.0% cc excluding Biotest, driven mainly by demand in China and the solid performance in the main European countries. In addition, Grifols’ innovative sales strategy under the SRAAS agreement leads to greater supply in the country. Alpha-1 and other specialty proteins, which represent roughly 25-30% of revenues, have remained stable with 0.2% cc growth. The solid evolution of alpha-1 sales was particularly notable, with a 2.4% cc increase in the last quarter, primarily in European markets. Another contributing factor was the U.S. launch of AlphaID™ At Home, a detection test for alpha-1 antitrypsin deficiency (AADT), a genetic disease with symptoms similar to chronic obstructive pulmonary disease (COPD). Demand for hyperimmune immunoglobulins in the U.S. was also strong. Diagnostic In 2023, Diagnostic recorded revenues of EUR 670 million in 2023, up 2.3% cc (-0.2% reported). There was notable growth in blood typing solutions (+8.9% cc) in the main countries, including the U.S., Argentina, Brazil, Spain and Saudi Arabia. NAT blood and plasma screening solutions remained stable, growing 0.4%. Highlights included the extension of the agreement with CTS in the U.S. and higher instrument sales in Japan and Indonesia. Revenues from recombinant proteins increased by 2.3% cc in the 2023 fiscal year, driven by demand in the main regions, especially in the U.S., and by a major 10-year supply agreement with a key partner. The most significant milestones in product commercialization, in addition to the launch of AlphaID™ At Home in the U.S. in May 2023, include the CE mark being granted for Grifols’ sCD38 solution. This is the first soluble recombinant protein to facilitate pre-transfusion compatibility testing in patients with multiple myeloma. Furthermore, AlphaID™ At Home is the first Grifols product to be cleared by the U.S. FDA for direct consumer use. Bio Supplies Bio Supplies grew by 11.3% cc (+9.5% reported) to EUR 160 million. Throughout the year, Grifols has continued to maximize the value of its Bio Supplies product portfolio, expanded following the integration of Access Biologicals, which continues to contribute significantly to the business unit’s revenues, together with sales of hyperimmune plasma to third parties.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 3 PLASMA SUPPLY AND COST PER LITER Grifols continues to increase plasma supply and effectively reduce its cost per liter (CPL), leading to significant increases in profit margins. In 2023, plasma supply increased by 10% compared to 2022 and the cost per liter fell 22% compared to the peak reached in July 2022. The main levers of these positive trends were the increase in donors (920,000+), higher donation frequency and the 100% execution of planned initiatives in the operational improvement plan announced in February 2023. Under this plan, the company optimized and rationalized its network of plasma centers, which contributed notably to improving CPL thanks to greater process efficiencies and an enhanced donor experience. Another highlight is the implementation of new, more efficient plasmapheresis equipment which increases yield. The company currently operates more than 390 plasma centers, which constitute the largest private plasma supply network in the world. As part of its pledge to help countries achieve self-sufficiency in plasma and plasma medicines, Grifols stands as an industry leader in promoting public-private collaborations, with agreements in Canada, Egypt and other countries. FINANCIAL RESULTS In 2023, gross margin increased to 39.4% (37.8% including Biotest), driven by strong revenue growth and lower cost per liter of plasma (CPL) as a result of the operational improvement plan. Grifols’ 2023 income statement has started to reflect the benefits from the drop in CPL following its all-time high in July 2022, taking into account the approximate nine-month lag in inventory accounting in the plasma industry. In this regard, the improvement in CPL led to a higher profit margin in the second half of 2023, and is expected to continue to have a positive impact in the 2024 fiscal year. Reported EBITDA stood at EUR 1,265 million in 2023 (EUR 1,251 million including Biotest). At the same time, adjusted EBITDA3 reached EUR 1,455 million, representing a margin of 24.0% on revenues, and EUR 1,474 million, with a 22.4% margin, including Biotest. The sequential expansion of the EBITDA margin throughout the year was supported by the growth of all Biopharma-led business units, cost savings stemming from the operational improvement plan, and operating leverage. The financial result stood at EUR -574.5 million in 2023 (EUR -442.9 million in 2022). 3 Adjusted EBITDA excluding and including Biotest does not account for EUR 190 million and EUR 223 million of non-recurring expenses, respectively, which include EUR 159 million of restructuring costs which arose from the implementation of the operational improvement plan.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 4 Reported net income was positive at EUR 59.3 million in 2023 (EUR 208.3 million in 2022), but mainly reflects EUR 118.8 million of non-recurring restructuring costs recognized over the course of the fiscal year. BALANCE SHEET On December 31, 2023, the balance sheet stood at EUR 21,326 million, compared with EUR 21,534 million on December 31, 2022. Strategic investments made in recent years to boost plasma procurement and reinforce innovation projects have been instrumental in driving the group’s growth. Inventory control, collection and payment periods Inventories remained stable at EUR 3,445 million with a turnover of 307 days (296 days in December 2022) due to the progressive impact of the improved cost per liter of plasma in a context of increased supply. Average collection and payment periods remained stable at 35 days (36 days in 2022) and 56 days (53 days in 2022). The average payment period to suppliers of the Spanish group companies was 72 days, similar to the previous year’s average of 69 days. All these figures include Biotest except for average payment period. Working-capital management Improvements in working-capital management continue to optimize Grifols’ financial structure. As of December 31, 2023, the company’s liquidity position stood at EUR 1,141 million, including EUR 526 million in cash. Operational improvement and cost savings plan Fully executed in 2023 and designed to reduce the cost base, this plan has elevated Grifols’ operating cash flow and financial performance, generating over EUR 450 million in annualized cost savings. Given the approximately nine-month inventory accounting lag applied in the plasma industry, most of these savings will be reflected in the company’s 2024 income statement. Deleveraging commitment Deleveraging remains a core priority for Grifols, which reiterates its aim of reducing debt on its balance sheet. At the close of 2023, the debt ratio fell to 6.3x (7.1x in December 2022) following an uptick in EBITDA and operating cash flow generation, which stood at EUR 208 million in 2023 (EUR 351 million excluding exceptionals). Including the sale of SRAAS share capital to Haier Group, the debt ratio would stand at 5.4x (pro forma). Grifols continues to advance in its objective of reaching 4.0x. Evolution of equity On December 31, 2023, shareholder equity totaled EUR 8,011 million. Grifols’ share capital is represented by 426,129,798 ordinary shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 5 Grifols ordinary shares (Class A) are listed on the Spanish Stock Market and form part of the IBEX-35 (GRF) and non-voting shares (Class B) are listed on the Spanish Stock Market (GRF.P). Grifols Class A and B shares are also listed on NASDAQ (GRFS) through ADRs (American Depositary Receipts). The company continues the suspension of the cash dividend payment until debt is below 4x/EBITDA, as announced in September 2021. LIQUIDITY AND CAPITAL RESOURCES The debt ratio dropped to 6.3x (5.4x pro forma considering the SRAAS divestment). Grifols is making progress toward its goal of reaching 4x. The liquidity position totaled EUR 1,141 million, including a cash position of EUR 526 million. Cash flows from operating activities In 2023, net cash flows from operating activities continued on their positive trend fueled by solid business performance and the effective 100% implementation of the operational improvement plan announced at the onset of 2023. Operating cash flows reached EUR 208 million (EUR 351 million excluding one-offs), compared to the -EUR 11 million reported in 2022. Cash flow from investing activities Net cash flows from investment activities totaled -EUR 398 million, the most significant of which was capital expenditures (CAPEX). These were focused primarily on Biopharma’s new production facilities, including investments in the plasma fractionation, immunoglobulin purification and albumin plants in Montreal (Canada), as well as in the new albumin plant in Dublin. Investments were also made in various IT and digitalization-related projects. Cash flow from financing activities Cash flow from financing activities totaled EUR 182 million. Capital resources and credit ratings On December 31, 2023, Grifols’ net financial debt was EUR 9,420 million, excluding the impact of IFRS 164 .. In 2023, the company has continued to actively reduce its debt ratio both organically and inorganically through divestments of specific assets. As part of its inorganic debt reduction strategy, Grifols announced a strategic alliance with Haier Group, which includes the sale of ~20% of SRAAS capital for USD 1,800 million. As of December 2023, the company’s net financial debt to EBITDA ratio stood at 6.3x and at 5.4x pro forma including the SRAAS divestment. The company is on track to meet its goal of reaching 4x. 4 At December 31, 2023, the impact of the application of IFRS 16 on debt is EUR 997 million.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 6 Furthermore, in 2023 Grifols continued to optimize its financial structure. At the close of this report, 59% of Grifols’ debt is linked to fixed interest rates. While there are no significant debt maturities before 2025 and no periodic financial covenants, this financial structure lessens the impact of interest rate rises. Grifols expects to meet its 2025 debt maturities mainly by using the proceeds from the SRAAS divestment. With the support of its main banks, the company has marked a clear path to fulfil its expected maturities, while remaining steadfast in its pledge to meet its debt reduction targets. CAPITAL EXPENDITURES (CAPEX) AND INDUSTRIAL ACTIVITY In 2023, Grifols advanced its capital investment plan to expand and improve the production facilities of its business units. The company has greatly optimized its CAPEX resource allocations considering the investments already made in recent years. In 2023, capital expenditures stood at EUR 210 million (EUR 266 million in 20225 ). U.S.: FDA approves Clayton’s new purification and filling plant The immunoglobulin (Gamunex® -C.) purification and filling plant in Clayton (North Carolina) received FDA approval, giving the company the flexibility to expand operations as needed. With this plant, Grifols increases its Gamunex production capacity by up to 16 million grams. U.S.: new fractionation plant operational. +6 M liters of plasma/year The new plasma fractionation plant in North Carolina, with a capacity to fractionate six million liters of plasma per year, is now operational, giving Grifols an additional annual fractionation capacity of six million liters of plasma equivalent. Spain: construction under way of a topical fibrin and thrombin plant Construction continued in 2023 on a fibrin adhesive and topical thrombin production plant in Barcelona, set to increase production capacity to 3.3 million liters of plasma equivalent per year for the production of fibrin adhesive and 6.4 million liters of plasma equivalent per year for the production of topical thrombin. Ireland: new albumin purification plant Grifols inaugurated its new sterile albumin purification dosing and filling plant in Dublin in flexible packaging, quadrupling its capacity for filling albumin in this format. The installation incorporates the latest eco-efficiency technologies to save energy and water, testament to Grifols’ leadership in industrial design and engineering. Canada: fractionation and purification facilities upgrade Upgrades continue on Grifols’ industrial facilities in Quebec (Canada), which include a fractionation plant with a capacity of 1.5 million liters of plasma per year and two purification plants. 5 For comparison purposes, figure reported in 2022 (EUR 297m) differs following a change of criteria in 2023 as software is not considered CAPEX anymore

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 7 CORPORATE TRANSACTIONS AND ACQUISITIONS Strategic alliance with Haier Group In December 2023, Grifols announced a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation ("Haier") for the sale of approximately a 20% equity stake in SRAAS in exchange for RMB 12.5 billion (approximately US$ 1.8 billion), while retaining a stake in SRAAS of 6.58%. The current commercial strategic collaboration arrangements between Grifols and SRAAS remain in place. The parties have agreed that Grifols will keep one board member at SRAAS' Board of Directors. Through a share purchase agreement, Grifols will sell approximately 20% of its stake in SRAAS to Haier for RMB 12,500 million (USD 1,800 million) in cash at a share price of RMB 9.405. Grifols will continue to hold a significant ~6.6% stake in SRAAS, as well as a member on its board of directors. Grifols and SRAAS will amend the existing Exclusive Distribution Agreement of human serum Albumin to the Chinese market entered into with SRAAS to extend its current term for an initial period of 10 years (until 2034), having SRAAS the option to extend for an additional 10 year period, with guaranteed minimum supply volumes for 2024-2028 period. Demand for albumin in China is expected to continue to grow significantly in the coming years. It currently accounts for more than 50% of global albumin consumption. The closing of this transaction is subject to customary closing conditions, including regulatory approvals. CORPORATE GOVERNANCE Thomas Glanzmann appointed new CEO In February 2023, Grifols’ Board of Directors appointed Thomas Glanzmann as Grifols’ new Executive Chairperson, following the resignation of Steve F. Mayer for personal and health reasons. The new chairperson has been a Grifols board member for more than 16 years and vice chairperson since 2017, in addition to chairing Grifols’ Sustainability Committee since 2020. Reinforcing corporate governance with the creation of SELT In the first quarter of 2023, Grifols also made changes to its executive governance bodies. Grifols’ Board of Directors streamlined the functions of Executive Chairperson and Chief Executive Officer (CEO), both now led by Thomas Glanzmann, while the position of Co-CEO has evolved into the Senior Executive Leadership Team (SELT), led by Mr. Glanzmann and comprising Raimon Grifols, Chief Corporate Officer (CCO); Víctor Grifols Deu, Chief Operating Officer (COO); and Alfredo Arroyo, Chief Financial Officer (CFO). The SELT’s areas of responsibility include capital allocation, strategy definition, communication, human resources policies, business performance and oversight of key projects and priorities.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 8 New leadership and management team Grifols requires a robust team and strong leadership to fully realize its potential and consolidate its standing as a global powerhouse in the plasma industry. To this effect, Grifols appointed two new senior executives in the third quarter. Dr. Jörg Schüttrumpf was appointed Chief Scientific Innovation Officer (CSIO) and will focus on accelerating the development of differentiated plasma and non-plasma medicines in key therapeutic areas, building on Grifols’ strong innovation portfolio. Miguel Louzan was named Chief Digital Information Officer (CDIO) to lead digital and data transformation, focusing his work on accelerating the company’s use of digital platforms and new technologies to transform and reinforce critical business activities such as plasma donor and customer relationships, manufacturing operations, new therapy development and cybersecurity. AGREEMENTS Termination of the labor force reduction plan at Grifols S.A. On March 31, Grifols S.A.’s labor force reduction plan (ERE) in Spain came to an end. This was implemented as part of the Operational improvement plan. The final agreement reached in Spain with the employees’ legal representatives has reduced the number of affected employees from 92 to 51. Agreement to guarantee plasma supply in Canada At the close of the second quarter of 2023, Grifols announced an agreement with the local company Canadian Plasma Resources (CPR) to obtain plasma donated at its centers. This agreement, together with the plan to set up its own network of plasma donation centers in Canada, will enable Grifols to fulfill its commitment to Canadian Blood Services (CBS). Specifically, in September 2022, Grifols announced a partnership with Canadian Blood Services (CBS) to form an all-Canadian supply chain with the goal of progressively reaching the plasma volumes needed to produce 2.4 million grams of immunoglobulin per year by 2026, helping propel the country forward in essential plasma medicine self-sufficiency. INNOVATION Grifols makes further strides in innovation Grifols’ innovation pipeline continues to make solid progress focusing on lifecycle management and new indications. Fueled by internal research and external innovation, the company achieved all its milestones set for 2023, including the completion of patient enrollment for the PRECIOSA and SPARTA studies, and the successful completion of the GigaGen GIGA564 and GIGA2339 trials. Biotest trials also continue gaining ground. In February 2024, Grifols announced positive results from Biotest’s Phase 3 clinical trial for fibrinogen concentrate, marking significant headway in treating acquired fibrinogen

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 9 deficiency. The trial achieved its primary goal, demonstrating efficacy equivalent to standard care and an excellent safety profile. This positions the fibrinogen concentrate favorably for its approval in Europe and the U.S. and sets it on course to becoming the first fibrinogen concentrate approved for Acquired Fibrinogen Deficiency in the U.S., accessing a global market with an estimated potential of USD 800 million. Progress at Biotest, including the immunoglobulin Yimmugo® , already marketed in some European countries, and the Phase 3 clinical trial of Trimodulin, has reinforced Grifols’ position in plasma-derived medicine. These developments not only contribute to future financial performance, but also offer promising treatments, underpinning the company’s commitment to addressing unmet medical needs through innovative solutions. Collaborations that drive innovation and knowledge Grifols signed a global collaboration and licensing agreement with Selagine, a pioneering developer of eye disease treatments, to explore the potential of an immunoglobulin eye drop to treat dry eye disease, a pathology that affects more than 100 million people worldwide. Once clinical development is completed and regulatory approvals are obtained, the potential treatment would become the first indication toward a Grifols’ immunoglobulin for an ocular surface disease. OTHER INFORMATION Treasury stock The transactions carried out with treasury stock during 2023 are set out in the notes to the consolidated financial statements attached to this report. As of December 31, 2023, Class A treasury shares totaled 3,944,430 and Class B treasury shares amounted to 4,518,199 shares. Subsidies Subsidies received by Grifols correspond mainly to initiatives related to employee training and job creation. Thousands of euros Subsidies Spain 468 U.S. 1,305 Subsequent events On January 9, 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 10 The company is currently working to restore the confidence of markets, shareholders and other stakeholders in three key areas: • Communication and collaboration with the Spanish regulator (CNMV). Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website (https://www.grifols.com/es/informacion-relevante). • Clear and transparent communication with our teams and employee representatives, including major unions. • Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails. • The company filed a complaint6 in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions. • The company established a working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications. Foreseeable evolution of the group Grifols boasts strong fundamentals and a clear strategy to strengthen its position in the future. The foundations for the company’s roadmap for the coming years include: maintaining a focus on its core areas by driving the company’s growth through Biopharma, Diagnostic and Bio Supplies; spearheading innovation through a product portfolio with a high competitive and differential advantage; advancing in the process of global expansion in existing and new markets, through new alliances and disruptive business models; enhancing the donor experience to meet their needs; and continuing to optimize operations and efficiencies, making greater use of new technologies and digitization. In parallel, Grifols continues to focus on talent development reflected in the continuous training of its workforce; promoting cross-cutting initiatives and teams; and strengthening its leadership, which led to a reorganization in its senior management team. Finally, promoting sustainability continues to be the cornerstone of Grifols’ long-term business model with environmental, social and corporate governance (ESG) at its core. In its quest for sustainable growth and further strengthening its robust industry status, the company conducted an in-depth analysis of its business areas and functions, evaluating opportunities for greater organizational 6 Official communication on the lawsuit filed: https://www.cnmv.es/webservices/verdocumento/ver?t=%7b3498d0f6-c93e-4f95-8add-001b02c1cf28%7d

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Interim Director's Report for the year ended

December 31, 2023

efficiency and enhanced profitability. In this process, it aims not only to fortify its financial standing, but to evolve into a more agile and responsive enterprise.

*For more information on governance changes, please refer to the Other Relevant Information sent to the CNMV.

Net revenue by division and region for the fourth quarter 2023

	Q4 2023			Q4 2022			% vs PY			
							Grifols excl. Biotest		Grifols incl. Biotest	
In thousands of euros	Grifols	Biotest	Grifols incl. Biotest	Grifols	Biotest	Grifols incl. Biotest	Reported	At cc*	Reported	At cc*
Revenue by Business Unit	**1,633,072**	**136,478**	**1,769,550**	**1,557,558**	**155,186**	**1,712,744**	**4.8%**	**11.1%**	**3.3%**	**9.0%**
Biopharma	1,355,945	136,478	1,492,423	1,272,125	155,186	1,427,311	6.6%	13.0%	4.6%	10.3%
Diagnostic	172,498	-	172,498	172,236	-	172,236	0.2%	6.4%	0.2%	6.4%
Bio Supplies	41,285	-	41,285	49,309	-	49,309	(16.3%)	(11.3%)	(16.3%)	(11.3%)
Others & intersegments	63,344	-	63,344	63,888	-	63,888	(0.9%)	2.5%	(0.9%)	2.5%
Revenue by Country	**1,633,072**	**136,478**	**1,769,550**	**1,557,558**	**155,186**	**1,712,744**	**4.8%**	**11.1%**	**3.3%**	**9.0%**
US + CANADA	1,005,889	-	1,005,889	1,043,964	-	1,043,964	(3.6%)	3.2%	(3.6%)	3.2%
EU	269,587	69,385	338,972	217,508	73,030	290,538	23.9%	24.4%	16.7%	16.9%
ROW	357,596	67,093	424,689	296,086	82,156	378,242	20.8%	29.2%	12.3%	18.8%

** Constant currency (cc) excludes exchange rate fluctuations over the period*

Net revenue by division and region for the full year 2023

	FY 2023			FY 2022			% vs PY			
							Grifols excl. Biotest		Grifols incl. Biotest	
In thousands of euros	Grifols	Biotest	Grifols incl. Biotest	Grifols	Biotest	Grifols incl. Biotest	Reported	At cc*	Reported	At cc*
Revenue by Business Unit	**6,088,891**	**503,086**	**6,591,977**	**5,702,728**	**361,239**	**6,063,967**	**6.8%**	**9.1%**	**8.7%**	**10.9%**
Biopharma	5,055,215	503,086	5,558,301	4,644,143	361,239	5,005,382	8.9%	11.3%	11.0%	13.3%
Diagnostic	670,269	-	670,269	671,292	-	671,292	(0.2%)	2.3%	(0.2%)	2.3%
Bio Supplies	159,957	-	159,957	146,076	-	146,076	9.5%	11.3%	9.5%	11.3%
Others & intersegments	203,450	-	203,450	241,217	-	241,217	(15.7%)	(14.7%)	(15.7%)	(14.7%)
Revenue by Country	**6,088,891**	**503,086**	**6,591,977**	**5,702,728**	**361,239**	**6,063,967**	**6.8%**	**9.1%**	**8.7%**	**10.9%**
US + CANADA	3,897,511	1,450	3,898,961	3,853,488	2,119	3,855,607	1.1%	3.5%	1.1%	3.4%
EU	990,925	265,002	1,255,927	851,795	180,416	1,032,211	16.3%	16.4%	21.7%	21.7%
ROW	1,200,455	236,634	1,437,089	997,445	178,704	1,176,149	20.4%	24.7%	22.2%	25.9%

** Constant currency (cc) excludes exchange rate fluctuations over the period*

11

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 12 ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION OR ALTERNATIVE PERFORMANCE MEASURES (APM) To complement the consolidated financial statements presented in accordance with International Financial Reporting Standards (IFRS), Grifols provides the following tables and reconciliations. These tables contain APM measures, which are used in conjunction with financial metrics in accordance with IFRS. Their purpose covers budget setting, business management, operational and financial performance evaluation, as well as comparison with prior periods and competitors. The inclusion of these measures is useful as it allows for analysis and comparison of profitability and solvency across companies and industries, eliminating accounting and financial effects that are not directly related to cash flows. In addition, Grifols presents non-financial measures because they are commonly used by investors, securities analysts, and other market players. These measures complement the analysis of financial performance and should be considered in conjunction with IFRS metrics, not as a replacement for them. The following tables set out the measures and ratios commonly used by Grifols, including their name, purpose and, in the case of ratios, how they are calculated. Alternative Performance Measures Definition Aim / Purpose Revenue at constant currency Reported revenue + variation due to exchange rate impact Excludes fluctuations in the exchange rates of the different currencies in which Grifols reports revenues in order to facilitate to facilitate the comparison between different financial periods and the understanding of their evolution. Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) or Gross Operating Profit Operating profit + depreciation, amortization and provisions El EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) evaluates operating results without taking into account large expense items that have no impact on cash flows. This metric provides a more accurate and comparable understanding of the company's performance.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 13 EBITDA adjusted Same as above + extraordinary costs - extraordinary revenues For more information about these extraordinary amounts, see reconciliation tables below. More accurately reflects the company's organic performance, including or excluding certain non-recurring amounts, see detail below: - Restructuring costs: in 2022 and 2023, the company incurred a set of extraordinary costs in order to significantly reduce its cost structure following the impact of COVID-19. In this regard, in 2022 the company implemented a comprehensive operational improvement plan ("Operational Improvement Plan") designed to strengthen its competitiveness and create a leaner and more efficient organization. This plan is estimated to achieve annual cost savings of more than 450 million euros. The result of this initiative translates into a significant reduction in the company's total cost base, an improvement in its operating cash flow, and the establishment of a more dynamic and efficient operating model. This is the first time the company has implemented such a plan. These impacts have been considered of a non-recurring nature because it is not a plan that is carried out on an annual basis, as well as for its own extraordinary nature. Specifically in the year 2022, costs of €36.1 million were incurred, mainly related to the closure of 18 plasma centers with the aim of optimizing the plasma center network. Additionally, in 2023, a restructuring impact related to this Operational Improvement Plan is recorded, totaling €159.3 million. - Transaction costs: during the COVID-19 period, the company decides that it needs to make significant investments to reinforce

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 14 its innovation, specifically its R&D product portfolio. In this sense, Grifols acquires Biotest in September 2021 and closes the acquisition in April 2022. The objective of this transaction is based on acquiring two new key proteins for its portfolio that will contribute to improving profitability and plasma liter revenues. In addition to enhancing its economic performance, this transaction will contribute to expanding and diversifying Grifols' plasma supply; it will strengthen its operations and revenues in Europe, the Middle East, and Africa. Related to the execution of this transformative and, therefore, extraordinary strategic operation, costs are incurred in 2022, primarily representing transaction costs adjusted to EBITDA in this fiscal year. In 2023, transaction costs are related to the strategic transaction in China with Haier Group, through which it will sell approximately a 20% stake in Shanghai RAAS to Haier for approximately USD 1.8 billion. The extraordinary nature of this transaction must be taken into account in the context of the company's leverage. -Diagnostic commercial true-up: excludes the extraordinary impact related to revenue recognized as a result of winning a litigation with a customer in the Diagnostics business unit in the first half of 2023. -Impairments: in 2022, it refers to an impairment in the Diagnostic Business unit, and in 2023 it refers to an impairment in “Others” business unit.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 15 - Access Biologicals gain: in 2022, the acquisition of the remaining 51% of the share capital of Access Biologicals took place. The accounting for this transaction resulted in a positive impact on the reported EBITDA due to the recognition of the difference between the fair value of the previous stake and the value recognized in the books derived from the business combination according to IFRS 3 criteria. We consider this impact as non-recurring. Therefore, it has been excluded from the adjusted EBITDA in the second quarter of 2022 as a better way to reflect the company's EBITDA recurrence. Divestment gain: Negative adjustment to EBITDA following the divestment of MedKeeper in 2022. This impact (negative adjustment) has been excluded in the third quarter of 2023 as it is considered non-recurring, linked to an extraordinary divestment decision. The reason for the transaction is that this company was not linked to Grifols' core operations. -Biotest Next Level (BNL) project: in 2023, this refers to a specific project aimed at increasing Biotest's production capacity in Dreieich, Germany. It has been decided to adjust the costs strictly related to this project due to the extraordinary and non-recurring nature of this project due to the high investment in terms of operating expenses required to start up the company's production facilities. Failure to adjust for this impact would distort the picture of the company's level of recurring operating expenses.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 16 Other Non-Recurring Items: Primarily in 2022, arising from a lawsuit by a group of donors in the state of Illinois following the Biometric Information Privacy Act (BIPA), Grifols incurred an extraordinary net impact of €6.1 million. No similar cases to those described above have occurred. EBITDA adjusted 12M EBITDA calculated considering the last 12 months To make comparable periods that do not necessarily coincide with the closing months of the fiscal year. Refer to the term "adjusted" to the immediately preceding point. EBITDA adjusted as per Credit Agreement Definition established in the Grifols Credit Agreement. defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity-accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write-offs, write-downs, and other non-cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non-recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring and “carveout” expenses, (xii) any costs and expenses relating to the Issuer’s potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a “run rate” basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non-recurring gains, (iii) any income or gains on ordinary course hedging obligations Measure used to calculate the leverage ratio.

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 17 (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity-accounted investee, in each case, for the last 12 months. EBIT (Earnings Before Interest and Taxes) Revenue – operating expenses Measures profitability and reflects earnings before interest expense and taxes Net financial debt as per Credit Agreement Definition established in the Grifols Credit Agreement. Amount by which Grifols's total financial liabilities exceed its total financial assets, including cash and cash equivalents. It excludes the impact of IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. Non-current financial liabilities – Non-recurrent lease liabilities (IFRS16) + Current financial liabilities – Current lease liabilities (IFRS16) – Cash and cash equivalents Measure used to calculate the leverage ratio. Leverage ratio Net financial debt as per Credit Agreement / EBITDA adjusted 12M as per Credit Agreement Measure of the company's ability to repay its debt based on the company's operating income, based on EBITDA, without taking into net financial results, taxes, depreciation and amortization. R&D net investment R&D current expenses in P&L + R&D capitalized – R&D depreciation, amortization and write-offs + R&D CAPEX fixed assets + R&D external A more accurate reflection of the resources that the company is allocating to its research and development activities. Excludes capitalizations and amortizations associated with research and development (R&D) projects. CAPEX PP&E Additions – interest capitalized Breaks down the cash flow that the company invests in its productive capacity, as well as increases in productivity and efficiency in its processes. The impact of financing is excluded, as it does not provide an operational view of the business and could distort the analysis. Reconciliation of APM to Financial Statements For reconciliation purposes, detailed information is provided below.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Interim Director's Report for the year ended

December 31, 2023

Net revenues by division reported at constant currency for the fourth quarter of 2023, including Biotest

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Net Revenues	1,769,550	1,712,744	3.3%
Variation due to Exchange Rate Effects	96,978		
Net Revenues at Constant Currency	**1,866,528**	**1,712,744**	**9.0%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Biopharma Net Revenues	1,492,423	1,427,311	4.6%
Variation due to Exchange Rate Effects	81,643		
Reported Biopharma Net Revenues at Constant Currency	**1,574,066**	**1,427,311**	**10.3%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Diagnostic Net Revenues	172,498	172,236	0.2%
Variation due to Exchange Rate Effects	10,731		
Reported Diagnostic Net Revenues at Constant Currency	**183,229**	**172,236**	**6.4%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Bio Supplies Net Revenues	41,285	49,309	(16.3%)
Variation due to Exchange Rate Effects	2,470		
Reported Bio Supplies Net Revenues at Constant Currency	**43,755**	**49,309**	**(11.3%)**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Others & Intersegments Net Revenues	63,344	63,888	(0.9%)
Variation due to Exchange Rate Effects	2,134		
Reported Other & Intersegments Net Revenues at Constant Currency	**65,478**	**63,888**	**2.5%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported U.S. + Canada Net Revenues	1,005,889	1,043,964	(3.6%)
Variation due to Exchange Rate Effects	71,524		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,077,413**	**1,043,964**	**3.2%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported EU Net Revenues	338,972	290,538	16.7%
Variation due to Exchange Rate Effects	722		
Reported EU Net Revenues at Constant Currency	**339,694**	**290,538**	**16.9%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported ROW Net Revenues	424,689	378,242	12.3%
Variation due to Exchange Rate Effects	24,732		
Reported ROW Net Revenues at Constant Currency	**449,421**	**378,242**	**18.8%**

18

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Interim Director's Report for the year ended

December 31, 2023

Net revenues by division reported at constant currency for the fourth quarter of 2023, excluding Biotest

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Net Revenues	1,633,072	1,557,558	4.8%
Variation due to Exchange Rate Effects	97,335		
Net Revenues at Constant Currency	**1,730,407**	**1,557,558**	**11.1%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Biopharma Revenues	1,355,945	1,272,125	6.6%
Variation due to Exchange Rate Effects	82,000		
Reported Biopharma Net Revenues at Constant Currency	**1,437,945**	**1,272,125**	**13.0%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported U.S. + Canada Net Revenues	1,005,889	1,043,964	(3.6%)
Variation due to Exchange Rate Effects	71,524		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,077,413**	**1,043,964**	**3.2%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported EU Net Revenues	269,587	217,508	23.9%
Variation due to Exchange Rate Effects	978		
Reported EU Net Revenues at Constant Currency	**270,565**	**217,508**	**24.4%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported ROW Net Revenues	357,596	296,086	20.8%
Variation due to Exchange Rate Effects	24,833		
Reported ROW Net Revenues at Constant Currency	**382,429**	**296,086**	**29.2%**

19

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Interim Director's Report for the year ended December 31, 2023

Net revenues by division reported at constant currency for the full year 2023, including Biotest

In thousands of euros	2023	2022	% Var
Reported Net Revenues	6,591,977	6,063,967	8.7%
Variation due to Exchange Rate Effects	133,610		
Net Revenues at Constant Currency	**6,725,587**	**6,063,967**	**10.9%**

In thousands of euros	2023	2022	% Var
Reported Biopharma Net Revenues	5,558,301	5,005,382	11.0%
Variation due to Exchange Rate Effects	112,083		
Reported Biopharma Net Revenues at Constant Currency	**5,670,384**	**5,005,382**	**13.3%**

In thousands of euros	2023	2022	% Var
Reported Diagnostic Net Revenues	670,269	671,292	(0.2%)
Variation due to Exchange Rate Effects	16,517		
Reported Diagnostic Net Revenues at Constant Currency	**686,786**	**671,292**	**2.3%**

In thousands of euros	2023	2022	% Var
Reported Bio Supplies Net Revenues	159,957	146,076	9.5%
Variation due to Exchange Rate Effects	2,655		
Reported Bio Supplies Net Revenues at Constant Currency	**162,612**	**146,076**	**11.3%**

In thousands of euros	2023	2022	% Var
Reported Others & Intersegments Net Revenues	203,450	241,217	(15.7%)
Variation due to Exchange Rate Effects	2,354		
Reported Other & Intersegments Net Revenues at Constant Currency	**205,804**	**241,217**	**(14.7%)**

In thousands of euros	2023	2022	% Var
Reported U.S. + Canada Net Revenues	3,898,961	3,855,607	1.1%
Variation due to Exchange Rate Effects	88,993		
Reported U.S. + Canada Net Revenues at Constant Currency	**3,987,954**	**3,855,607**	**3.4%**

In thousands of euros	2023	2022	% Var
Reported EU Net Revenues	1,255,927	1,032,211	21.7%
Variation due to Exchange Rate Effects	749		
Reported EU Net Revenues at Constant Currency	**1,256,676**	**1,032,211**	**21.7%**

In thousands of euros	2023	2022	% Var
Reported ROW Net Revenues	1,437,089	1,176,149	22.2%
Variation due to Exchange Rate Effects	43,868		
Reported ROW Net Revenues at Constant Currency	**1,480,957**	**1,176,149**	**25.9%**

20

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 21 Net revenues by division reported at constant currency for the full year 2023, excluding Biotest In thousands of euros 2023 2022 % Var Reported Net Revenues 6,088,891 5,702,728 6.8% Variation due to Exchange Rate Effects 133,233 Net Revenues at Constant Currency 6,222,124 5,702,728 9.1% In thousands of euros 2023 2022 % Var Reported Biopharma Revenues 5,055,215 4,644,143 8.9% Variation due to Exchange Rate Effects 111,706 Reported Biopharma Net Revenues at Constant Currency 5,166,921 4,644,143 11.3% In thousands of euros 2023 2022 % Var Reported U.S. + Canada Net Revenues 3,897,511 3,853,488 1.1% Variation due to Exchange Rate Effects 88,993 Reported U.S. + Canada Net Revenues at Constant Currency 3,986,504 3,853,488 3.5% In thousands of euros 2023 2022 % Var Reported EU Net Revenues 990,925 851,795 16.3% Variation due to Exchange Rate Effects 969 Reported EU Net Revenues at Constant Currency 991,894 851,795 16.4% In thousands of euros 2023 2022 % Var Reported ROW Net Revenues 1,200,455 997,445 20.4% Variation due to Exchange Rate Effects 43,271 Reported ROW Net Revenues at Constant Currency 1,243,726 997,445 24.7%

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Interim Director's Report for the year ended

December 31, 2023

Reconciliation of other figures for full year 2023:

- **Leverage ratio as per Credit Agreement, including Biotest**

  - **Net financial debt as per Credit Agreement, including Biotest**

In millions of euros except ratio. Including Biotest	Q4'23	Q3'23	Q2'23	Q1'23	Q4'22	Q3'22	Q2'22
Non-Current Financial Liabilities	9,926	10,299	10,203	9,999	9,961	10,397	10,104
Non-recurrent Lease Liabilities (IFRS16)	(896)	(928)	(890)	(884)	(915)	(1,058)	(1,006)
Current Financial Liabilities	1,017	757	733	761	796	586	484
Recurrent Lease Liabilities (IFRS16)	(101)	(104)	(101)	(99)	(102)	(65)	(62)
Cash and Cash Equivalents	(526)	(484)	(523)	(426)	(548)	(480)	(525)
Net Financial Debt as per Credit Agreement	**9,420**	**9,540**	**9,422**	**9,351**	**9,191**	**9,381**	**8,995**

  - **Adjusted EBITDA as per Credit Agreement, including Biotest**

In million of euros	LTM Q4'23	LTM Q3'23	LTM Q2'23	LTM Q1'23	FY 2022	LTM Q3'22	LTM Q2'22
OPERATING RESULT (EBIT)	**799**	**722**	**672**	**694**	**806**	**668**	**559**
Depreciation & Amortization	(452)	(456)	(454)	(447)	(415)	(399)	(386)
Reported EBITDA	**1,251**	**1,178**	**1,126**	**1,141**	**1,221**	**1,067**	**945**
IFRS 16	(102)	(103)	(101)	(102)	(100)	(91)	(85)
Restructuring costs	159	165	171	174	36	46	40
Transaction costs	48	31	19	28	26	25	29
Cost savings, operating improvements and synergies on a "run rate"	135	121	121	92	100	34	68
Other one-offs	(7)	24	24	4	4	6	6
Total adjustments	**233**	**238**	**234**	**194**	**66**	**20**	**58**
Adjusted EBITDA LTM as per Credit Agreement	**1,484**	**1,416**	**1,360**	**1,335**	**1,287**	**1,087**	**1,003**
Leverage Ratio as per Credit Agreement	**6.3x**	**6.7x**	**6.9x**	**7.0x**	**7.1x**	**8.6x**	**9.0x**

  - **Adjusted EBITDA, including Biotest**

In thousand of euros	Q4 2023	Q3 2023	Q2 2023	Q1 2023	FY 2023	Q4 2022
OPERATING RESULT (EBIT)	**254,785**	**250,588**	**243,396**	**50,629**	**799,398**	**176,947**
Depreciation & Amortization	(112,689)	(108,976)	(107,581)	(122,511)	(451,757)	(117,406)
		0				
Reported EBITDA	**367,474**	**359,564**	**350,977**	**173,140**	**1,251,156**	**294,353**
% Net revenue	*20.8%*	*22.5%*	*21.1%*	*11.1%*	*19.0%*	*17.2%*
Restructuring costs	19,916	-	-	139,427	159,343	26,231
Transaction costs	19,590	13,762	9,735	4,515	47,602	696
Diagnostic commercial true-up	-	-	-	(18,830)	(18,830)	-
Impairments	1,794	-	-	-	1,794	2,700
Biotest Next Level project	33,100	-	-	-	33,100	13,482
Other non-recurring items	-	-	-	-	-	10,487
Total adjustments	***74,400***	**13,762**	**9,735**	**125,112**	**223,009**	**53,596**
		-	**-**	**-**		**-**
Adjusted EBITDA	**441,874**	**373,326**	**360,712**	**298,252**	**1,474,166**	**347,949**
% Net revenue	*25.0%*	*23.4%*	*21.7%*	*19.3%*	*22.4%*	*20.3%*

22

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 23 o Adjusted EBITDA, excluding Biotest - Cash flow excluding one-offs for the fourth quarter of 2023 In thousand of euros 285,137 263,468 251,243 75,348 875,196 173,747 - (99,898) (96,336) (94,936) (98,296) (389,466) (102,226) - - - Reported EBITDA 385,035 359,804 346,180 173,644 1,264,663 275,973 % Net revenue 23.6% 24.2% 22.7% 12.0% 20.8% 17.7% Restructuring costs 19,916 - - 139,427 159,343 26,231 Transaction costs 19,590 13,762 9,735 4,515 47,602 696 Diagnostic commercial true-up - - - (18,830) (18,830) - Impairments 1,794 - - - 1,794 2,700 Other non-recurring items - - - - - 10,487 Total adjustments 41,300 13,762 9,735 125,112 189,909 40,114 - - - Adjusted EBITDA 426,335 373,566 355,915 298,756 1,454,573 316,087 % Net revenue 26.1% 25.1% 23.4% 21.0% 24.0% 20.3% Depreciation & Amortization Q4 2023 Q4 2022 OPERATING RESULT (EBIT) Q3 2023 Q2 2023 Q1 2023 FY 2023 Q4 2022 Grifols incl. Biotest In thousands of euros Reported Restructuring costs Transaction costs Diagnostic true-up commercial Impairments Total one-offs Reported excl. One- offs Reported Total one-offs Reported excl. One- offs Reported Reported Reported excl. One- offs Reported Group Profit 64,831 14,855 14,692 - 1,794 31,341 96,172 (8,840) 55,991 31,341 87,332 20,070 179% 335% Depreciation and Amortization 95,739 (93) - - - (93) 95,646 12,791 108,530 (93) 108,437 116,795 -7% -7% Net Provisions (8,034) 17,929 - - (1,794) 16,135 8,101 13,866 5,833 16,135 21,968 71,059 -92% -69% Other Adjustments and Other Changes in Working Capital 24,333 (1,846) 4,897 - - 3,051 27,384 (41,490) (17,157) 3,051 (14,106) (57,619) 70% 76% Change in Operating Working Capital 22,183 (11,342) (137) - - (11,479) 10,704 (18,994) 3,187 (11,479) (8,292) (82,825) 104% 90% Changes in Inventories (53,532) - - - - - (53,532) (34,896) (88,428) - (88,428) (125,275) 29% 29% Change in Trade Receivables (1,313) - - - - - (1,313) 4,420 3,106 - 3,106 (47,398) 107% 107% Change in Trade Payables 77,028 (11,342) (137) - - (11,479) 65,549 11,482 88,509 (11,479) 77,030 89,848 -1% -14% Net Cash Flow From Operating Activities 199,052 19,503 19,452 - - 38,955 238,007 (42,667) 156,384 38,955 195,339 67,480 132% 189% Business Combinations and Investments in Group Companies* 210 - - - - - 210 - 210 - 210 - - - CAPEX (67,064) - - - - - (67,064) (11,805) (78,869) - (78,869) (93,791) 16% 16% R&D/Other Intangible Assets (20,563) - - - - - (20,563) (3,675) (24,240) - (24,240) (50,073) 52% 52% Other Cash Inflow / (Outflow)* (37,670) - - - - - (37,670) (1,312) (38,981) - (38,981) (146) -26599% -26599% Net Cash Flow From Investing Activities (125,087) - - - - - (125,087) (16,792) (141,880) - (141,880) (144,010) 1% 1% Free Cash Flow 73,965 19,503 19,452 - - 38,955 112,920 (59,459) 14,504 38,955 53,459 (76,530) 119% 170% Issue / /Repayment) of Debt 52,918 - - - - - 52,918 (10,508) 42,410 - 42,410 206,299 -79% -79% Capital Grants 56 - - - - - 56 - 56 - 56 330 -83% -83% Purchase / Sale of Treasury Shares - - - - - - - - - - - (3,459) Dividends (Paid) / Received - - - - - - - - - - - - - - Other Cash Flows From / (Used in) Financing Activities - - - - - - - - - - - 3,913 -100% -100% Interco transactions and investments in Group and related companies (109,635) - - - - - (109,635) 109,635 - - - - - - Social Security Credit rights transferred & Others - - - - - - - - - - - (4,866) Net Cash Flow From Financing Activities (56,661) - - - - - (56,661) 99,127 42,466 - 42,466 202,218 - 79% - 79% Total Cash Flow 17,304 19,503 19,452 - - 38,955 56,259 39,668 56,970 38,955 95,925 125,687 - 55% - 24% Cash and Cash Equivalents at the Beginning of the Year 412,872 (20,591) 18,830 (104,258) - (106,019) 306,853 71,354 484,226 (106,019) 378,207 479,580 1% -21% Effect of Exchange Rate Changes in Cash and Cash Equivalents (15,690) - - - - - (15,690) 59 (15,631) - (15,631) (57,290) 73% 73% Cash and Cash Equivalents at the End of the Period 414,486 (1,088) 38,282 (104,258) - (67,064) 347,422 111,081 525,565 (67,064) 458,501 547,977 - 4% - 16% * As of FY23, an amount of EUR37.8m has been reclassified from "Business Combinations in Group Companies" to "Other Cash Inflow / (Outflow)" Q4 2023 % vs PY Grifols excl. Biotest Biotest Grifols incl. Biotest Grifols incl. Biotest

GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Interim Director’s Report for the year ended December 31, 2023 24 - Cash flow excluding one-offs for the full year 2023 - R&D net investment - CAPEX FY 2022 Grifols incl. Biotest In thousands of euros Reported Restructuring costs Transaction costs Diagnostic true-up commercial Impairments Total one-offs Reported excl. One- offs Reported Total one-offs Reported excl. One- offs Reported Reported Reported excl. One- offs Reported Group Profit 112,948 118,815 35,994 (9,432) 1,794 147,171 260,119 (53,634) 59,315 147,171 206,486 208,279 - 72% - 1% Depreciation and Amortization 379,626 (651) - - - (651) 378,975 62,292 441,918 (651) 441,267 407,864 8% 8% Net Provisions 89,292 - - - (1,794) (1,794) 87,498 11,651 100,943 (1,794) 99,149 69,983 44% 42% Other Adjustments and Other Changes in Working Capital 74,516 33,788 11,998 (9,398) - 36,388 110,904 (61,293) 13,223 36,388 49,611 (99,844) 113% 150% Change in Operating Working Capital (305,822) (29,952) (7,949) - - (37,901) (343,723) (101,294) (407,116) (37,901) (445,017) (597,149) 32% 25% Changes in Inventories (299,039) - - - - - (299,039) (128,056) (427,095) - (427,095) (600,245) 29% 29% Change in Trade Receivables (46,625) - - - (46,625) 1,173 (45,452) - (45,452) (73,518) 38% 38% Change in Trade Payables 39,842 (29,952) (7,949) - - (37,901) 1,941 25,589 65,431 (37,901) 27,530 76,614 -15% -64% Net Cash Flow From Operating Activities 350,560 122,000 40,043 (18,830) - 143,213 493,773 (142,278) 208,283 143,213 351,496 (10,867) 2017% 3335% Business Combinations and Investments in Group Companies* (29,474) - - - - - (29,474) - (29,474) - (29,474) (1,533,264) 98% 98% CAPEX (177,073) - - - - - (177,073) (32,465) (209,538) - (209,538) (297,790) 30% 30% R&D/Other Intangible Assets (68,514) - - - - - (68,514) (17,368) (85,882) - (85,882) (77,770) -10% -10% Other Cash Inflow / (Outflow)* (84,199) - - - - - (84,199) 11,457 (72,742) - (72,742) (69,999) -4% -4% Net Cash Flow From Investing Activities (359,260) - - - - - (359,260) (38,376) (397,636) - (397,636) (1,978,823) 80% 80% Free Cash Flow (8,700) 122,000 40,043 (18,830) - 143,213 134,513 (180,654) (189,353) 143,213 (46,140) (1,989,690) 90% 98% Issue / /Repayment) of Debt 185,721 - - - - - 185,721 (5,142) 180,579 - 180,579 (192,544) 194% 194% Capital Grants 1,456 - - - - - 1,456 - 1,456 - 1,456 2,079 -30% -30% Purchase / Sale of Treasury Shares - - - - - - - - - - - (3,459) - - Dividends (Paid) / Received - - - - - - - - - - - 10,125 - - Other Cash Flows From / (Used in) Financing Activities - - - - - - - - - - - 15,172 - - Interco transactions and investments in Group and related companies (180,142) - - - - - (180,142) 180,142 - - - - - - Social Security Credit rights transferred & Others - - - - - - - - - - - (4,866) Net Cash Flow From Financing Activities 7,035 - - - - 7,035 175,000 182,035 - 182,035 (173,492) 205% 205% Total Cash Flow (1,665) 122,000 40,043 (18,830) - 143,213 141,548 (5,654) (7,318) 143,213 135,895 (2,163,183) 100% 106% Cash and Cash Equivalents at the Beginning of the Year 431,337 - - - - - 431,337 116,642 547,979 - 547,979 2,675,611 -80% -80% Effect of Exchange Rate Changes in Cash and Cash Equivalents (15,187) - - - - - (15,187) 93 (15,094) - (15,094) 35,551 -142% -142% Cash and Cash Equivalents at the End of the Period 414,485 122,000 40,043 (18,830) - 143,213 557,698 111,081 525,567 143,213 668,780 547,979 - 4% 22% * As of FY23, the amount of EUR37.8m has been reclassified from "Business Combinations in Group Companies" to "Other Cash Inflow / (Outflow) FY 2023 Grifols excl. Biotest Biotest Grifols incl. Biotest % vs PY Grifols incl. Biotest In thousands of euros 2023 2022 % Var R&D recurrent expenses in P&L 395.3 361.1 9.5% R&D capitalized 51.4 36.0 42.9% R&D depreciation, amortization and write-offs (64.7) (43.9) 47.5% R&D CAPEX fixed assets 2.1 0.9 138.0% R&D external (1.9) (2.8) (31.9%) R&D net investment 382.2 351.3 8.8% In thousands of euros 2023 2022 % Var PP&E additions 246,430 291,676 (15.5%) Interest capitalized (36,862) (25,184) 46.4% CAPEX 209,568 266,492 (21.4%) Note: for comparison purposes, figure reported in 2022 (EUR 297m) differs following a change of criteria in 2023 as software is not considered CAPEX anymore

GRIFOLS, S.A. AND SUBSIDIARIES (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) At their meeting held on 28 February 2024, pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the condensed consolidated interim financial statements and interim consolidated directors’ report for the period from 1 January 2023 to 31 December 2023. The consolidated annual accounts comprise the documents that precede this certification. Thomas Glanzmann (signed) Executive Chairman Jose Ignacio Abia (signed) Board member Raimon Grifols Roura (signed) Board member Víctor Grifols Deu (signed) Albert Grifols Coma-Cros (signed) Carina Szpilka Lázaro (signed) Board member Board member Board member Tomás Dagà Gelabert (signed) Iñigo Sánchez-Asiaín Mardones (signed) Enriqueta Felip Font (signed) Board member Board member Board member James Costos (*) Board member Montserrat Muñoz Abellana (signed) Susana González Rodríguez (signed) Board member Board member Nuria Martín Barnés (signed) Secretary to the Board (*) Absent due to personal reasons. However, he did not express any disconformity nor opposition with the documentation.

DECLARACIÓN DE RESPONSABILIDAD CUENTAS SEMESTRALES	DECLARATION OF RESPONSIBILITY HALF-YEAR FINANCIAL REPORT
De conformidad con lo dispuesto en los artículos 11,12 y 13 del Real Decreto 1362/2007, de 19 de octubre, los consejeros de Grifols, S.A. (la "**Sociedad**")	Pursuant to the provisions of articles 11,12 and 13 of Royal Decree 1362/2007, of 19 October, the directors of Grifols, S.A. (the "**Company**")
DECLARAN	**DECLARE**
Bajo su responsabilidad que, hasta donde alcanza su conocimiento, las cuentas semestrales del periodo de 12 meses terminado el 31 de diciembre de 2023, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad, y que el informe de gestión semestral incluye un análisis fiel de la evolución y los resultados empresariales y de la posición de la Sociedad, junto con la descripción de los principales riesgos e incertidumbres a que se enfrentan.	On their own responsibility that, to the best of their knowledge, the half-year financial report for the 12 month period ending on December 31, 2023, prepared in accordance with applicable accounting standards, give a fair view of the net worth, financial situation and results of the Company and that the director's report contains an accurate analysis of the evolution, business results and position of the Company, together with a description of the main risks and uncertainties which they face.
En Barcelona, a 28 de febrero 2024	In Barcelona, on 28 February 2024

Thomas Glanzmann Executive Chairman	Jose Ignacio Abia Board Member	Raimon Grifols Roura Board Member
Víctor Grifols Deu Board Member	Albert Grifols Coma-Cros Board Member	Carina Szpilka Lázaro Board Member
Tomás Dagà Gelabert Board Member	Íñigo Sánchez-Asiaín Mardones Board Member	Enriqueta Felip Font Board Member
James Costos (*) Board Member	Montserrat Muñoz Abellana Board Member	Susana González Rodríguez Board Member
Núria Martín Barnés Secretary		

(*) Ausente por motivos personales. No obstante, no ha manifestado disconformidad ni oposición alguna con la documentación./ Absent due to personal reasons. However, he did not express any disconformity nor opposition with the documentation.

GRIFOLS, S.A. Half-year financial report for the 12-month period ending on December 31, 2023 (hereinafter “Half-year financial report” or “Half-year financial report for the year 2023”) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. Balance Sheet 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the half-year financial report. Assets Note 2023 2022 Intangible assets Note 6 19,941 23,213 Computer software 19,941 23,213 Property, plant and equipment Note 7 32,524 35,545 Land and buildings 11,151 11,239 Technical installations, machinery, equipment, furniture and other items 14,926 18,207 Under construction and advances 6,447 6,099 Investment property Note 8 108,977 80,458 Land 46,776 28,191 Buildings 55,885 45,519 Investments in adaptation and advances 6,316 6,748 Non-current investments in Group companies and associates 11,202,474 12,469,437 Equity instruments Note 13 3,970,795 5,324,682 Loans to companies Note 15 7,231,679 7,144,755 Non-current investments Note 15 2,714 29,199 Derivatives Note 16 1,043 26,977 Other financial assets 1,671 2,222 Deferred tax assets Note 24 49,593 9,150 Total non-current assets 11,416,223 12,647,002 Non-current assets held for sale Note 17 1,360,089 - Inventories 12,333 11,439 Raw materials and other supplies 12,333 11,439 Trade and other receivables Note 15 79,873 72,869 Trade receivables – current 581 833 Trade receivables from Group companies and associates – current Note 26 50,952 50,198 Other receivables 5,883 1,068 Personnel 127 171 Current tax assets Note 24 12,303 2,486 Public entities, other Note 24 10,027 18,113 Current investments in Group companies and associates Note 15 47,884 123,033 Loans to group companies and associates 47,884 123,033 Current investments Note 15 20,917 11,569 Derivatives Note 16 20,884 11,536 Other financial assets 33 33 Prepayments for current assets Note 18 11,031 13,511 Cash and cash equivalents 12,867 13,678 Cash 12,867 13,678 Total current assets 1,544,994 246,099 Total assets 12,961,217 12,893,101

GRIFOLS, S.A. Balance Sheet 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the half-year financial report. Equity and Liabilities Note 2023 2022 Capital and reserves Note 19 2,044,735 2,285,248 Capital Registered capital 119,604 119,604 Share premium 910,728 910,728 Reserves Legal and statutory reserves 23,921 23,921 Other reserves 1,381,683 1,652,208 (Treasury stock and equity holdings) (152,748) (162,220) Profit for the year (246,735) (266,296) Other equity instruments 8,282 7,303 Valuation adjustments 56,752 57,798 Valuation adjustments available for sale 53,018 53,018 Cash flow hedges Note 16 3,734 4,780 Grants, donations and bequests received - 79 Total equity 2,101,487 2,343,125 Non-current provisions 3,838 - Other provisions 3,838 - Non-current payables Note 22 5,879,325 3,901,732 Promissory notes 4,571,059 2,556,641 Loans and borrowings 1,308,026 1,340,473 Finance lease payables Note 9 27 52 Derivatives Note 16 - 3,990 Other financial liabilities 213 576 Group companies and associates, non-current Note 22 4,673,555 6,419,171 Deferred tax liabilities Note 24 4,907 2,580 Total non-current liabilities 10,561,625 10,323,483 Current provisions 14,000 7,000 Other provisions 14,000 7,000 Current payables Note 22 106,970 74,786 Promissory notes 30,170 12,554 Loans and borrowings 68,542 60,899 Finance lease payables Note 9 25 391 Derivatives Note 16 7,712 Other financial liabilities 521 942 Group companies and associates, current Note 22 64,699 61,720 Trade and other payables Note 22 112,436 82,987 Current payables to suppliers 69,365 58,812 Suppliers, Group companies and associates, current Note 26 9,731 9,235 Personnel (salaries payable) 29,249 11,541 Public entities, other Note 24 4,091 3,399 Total current liabilities 298,105 226,493 Total equity and liabilities 12,961,217 12,893,101

GRIFOLS, S.A. Statement of Profit and Loss for the 12-month period ending on 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the half-year financial report. Note 2023 2022 Revenues Note 27 619,242 488,639 Services rendered 242,824 199,311 Finance income Note 14 and 26 369,527 282,305 Dividends Note 26 and 27 6,891 7,023 Self-constructed assets 2,312 5,478 Supplies (4,661) (7,376) Raw materials and consumables used Note 27 (4,244) (7,074) Impairment of merchandise, raw materials and other supplies (417) (302) Other operating income 2,582 1,956 Non-trading and other operating income 2,495 1,881 Operating grants taken to income 87 75 Personnel expenses (119,602) (81,088) Salaries and wages (103,507) (65,742) Employee benefits expense Note 27 (16,095) (15,194) Provisions Note 27 - (152) Other operating expenses (269,381) (214,386) External services (267,713) (211,831) Taxes (521) (381) Other operating expenses (1,147) (2,174) Amortisation and depreciation Notes 6, 7 and 8 (17,294) (14,341) Non-financial and other capital grants 106 4 Impairment and losses on disposal of fixed assets (7,560) (119,948) Impairment and losses Note 13 (7,560) (119,946) Losses on disposals - (2) Other results (396) - Results from operating activities 205,348 58,938 Finance income 10,839 9,273 From marketable securities and other financial instruments Other third parties Note 14 10,219 8,905 Capitalised borrowing costs Note 7 620 368 Finance costs Note 21 (537,309) (401,985) Group companies and associates Note 26 (302,222) (293,853) Other third parties (235,087) (108,132) Fair value adjustments in financial instruments 2,141 16,689 Fair value adjustments recognized in profit and loss Note 16 2,141 16,689 Exchange differences Notes 15 and 22 671 9,219 Net finance cost (523,658) (366,804) Profit before income tax (318,310) (307,866) Income tax Note 24 71,575 41,570 Profit for the year (246,735) (266,296)

GRIFOLS, S.A. Statements of Changes in Equity for the 12-month period ending on 31 December 2023 A) Statement of Comprehensive Income for the 12-month period ending on 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the half-year financial report. Note 2023 2022 Profit for the year (246,735) (266,296) Income and expense recognised directly in equity Cash flow hedges Note 16 (20,233) 22,176 Tax effect 5,058 (5,544) Total income and expense recognised directly in equity (15,175) 16,632 Amounts transferred to the income statement Cash flow hedges Note 16 18,838 (15,802) Tax effect (4,709) 3,950 Grants, donations and bequests (106) (4) Tax effect 27 1 Total amounts transferred to the income statement 14,050 (11,855) Total recognised income and expense (247,860) (261,519)

GRIFOLS, S.A. Statements of Changes in Equity for the 12-month period ending on 31 December 2023 B) Statement of Changes in Equity for the 12-month period ending on 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the half-year financial report. Registered capital Share premium Reserves Treasury stock Profit for the year Other equity instruments Valuation adjustments available for sale Grants, donations and bequests received Total Balance at 31 December 2022 119,604 910,728 1,676,129 (162,220) (266,296) 7,303 57,798 79 2,343,125 Recognised income and expense - - - - (246,735) - (1,046) (79) (247,860) Transactions with shareholders or owners Net movement in treasury stock - - - 9,472 - - - - 9,472 Restricted share plan (Note 19) - - (2,506) - - 979 - - (1,527) Business combinations (Note 5) - - (1,723) - - - - - (1,723) Profit (losses) distribution Reserves - - (266,296) - 266,296 - - - - Balance at 31 December 2023 119,604 910,728 1,405,604 (152,748) (246,735) 8,282 56,752 -- 2,101,487

GRIFOLS, S.A. Statements of Changes in Equity for the 12-month period ending on 31 December 2023 B) Statement of Changes in Equity for the 12-month period ending on 31 December 2022 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the half-year financial report. Registered capital Share premium Reserves Treasury stock Profit for the year Other equity instruments Valuation adjustments available for sale Grants, donations and bequests received Total Balance at 31 December 2021 119,604 910,728 1,814,670 (164,188) (140,728) 9,838 53,018 82 2,603,024 Recognised income and expense - - - - (266,296) - 4,780 (3) (261,519) Transactions with shareholders or owners Net movement in treasury stock - - - 1,968 - - - - 1,968 Restricted share plan (Note 19) - - 2,187 - - (2,535) - - (348) Profit (losses) distribution Reserves - - (140,728) - 140,728 - - - - Balance at 31 December 2022 119,604 910,728 1,676,129 (162,220) (266,296) 7,303 57,798 79 2,343,125

GRIFOLS, S.A. Statements of Cash Flows for the 12-month period ending on 31 December 2023 (Expressed in Thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) The accompanying Notes form an integral part of the half-year financial report. Note 2023 2022 Cash flows from operating activities Profit for the year before tax (318,310) (307,866) Adjustments for Dividend income Note 27 (6,891) (7,023) Impairment Note 13 7,560 120,248 Amortisation and depreciation Notes 6, 7 and 8 17,294 14,341 Finance income Note 14 and 7 (380,366) (291,578) Finance costs Note 21 537,309 401,985 Exchange differences (671) (9,219) Change in fair value of financial instruments Note 16 (2,141) (16,689) Other income and expenses 3,457 (4,875) Changes in operating assets and liabilities Inventories (894) (1,729) Trade and other receivables 2,836 17,392 Other current assets 2,480 (1,626) Trade and other payables 27,931 (13,400) Other cash flows from operating activities Interest paid (519,750) (360,087) Dividends received Note 26 6,891 7,023 Interest received 369,002 280,080 Income tax paid received 21,816 67,289 Cash flows from operating activities (232,447) (105,734) Cash flows from investing activities Payments for investments Group companies and associates Note 13 (21,644) (1,676,469) Intangible assets Note 6 (2,010) (3,799) Property, plant and equipment Note 7 and 8 (2,368) (11,367) Other financial assets (60) (197) Proceeds from sale of investments Group companies and associates 13,528 97,535 Other financial assets 9,497 8,686 Cash flows from investing activities (3,057) (1,585,611) Cash flows from financing activities Proceeds from and payments for equity instruments Acquisition of own equity instruments Note 19 - (3,459) Proceeds from and payments for financial liability instruments Proceeds Loans and borrowings - 13,866 Group companies and associates 262,876 2,004,676 Disposal Promissory notes - (97,535) Loans and borrowings (26,255) (30,081) Group companies and associates - (197,320) Other payables (1,304) (1,794) Cash flows used in financing activities 235,317 1,688,353 Exchange rate deviation (624) 8,868 Net increase/decrease in cash and cash equivalents (811) 5,876 Cash and cash equivalents at beginning of year 13,678 7,802 Cash and cash equivalents at year end 12,867 13,678

9 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (1) Nature and Activities of the Company and Composition of the Group Grifols, S.A. (hereinafter the “Company”) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered office is in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. Its main facilities are located in Sant Cugat del Vallès (Barcelona) and Parets del Vallès (Barcelona). Grifols, S.A.’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and on the electronic stock market. As of 2 June 2011, the class B non-voting shares were listed on the NASDAQ (USA) and the Automated Quotation System (SIBE/Continuous Market). In accordance with prevailing legislation, the Company is the Parent of a Group comprising the Company and the subsidiaries, associated and multi-group companies listed in Note 13 and the Appendix II. In accordance with generally accepted accounting principles in Spain, summarized consolidated interim financial statements must be prepared to give a true and fair view of the financial position of the Group, the results of operations and changes in its equity and cash flows. On 28 February 2024 the Company’s board of directors authorised for issue the summarized consolidated interim financial statements of Grifols, S.A. and subsidiaries for 2023 prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU), which show consolidated profit attributable to the Parent of Euros 59,315 thousand, total assets Euros 21,325,895 thousand and consolidated equity of Euros 8,010,967 thousand (Euros 208,279 thousand, Euros 21,533,977 thousand and Euros 8,457,544 thousand, respectively, in 2022). (2) Basis of Presentation (a) True and fair view The accompanying half-year financial report has been prepared on the basis of the accounting records of Grifols, S.A. in compliance with the requirements of the articles 11, 12 and 13 of the Royal Decree 1362/2007, of October 19, which develops Law 24/1988, of July 28, on the Securities Market, regarding transparency requirements related to information about issuers whose securities are admitted to trading on an official secondary market or another regulated market of the European Union. The half-year financial report for 2023 has been prepared in accordance with prevailing legislation and the Spanish General Chart of Accounts to give a true and fair view of the equity and financial position of the Company at 31 December 2023 and results of operations, changes in equity, and cash flows for the 12-month period then ended. (b) Comparative information The balance sheet, income statement, statement of changes in equity, statement of cash flows and the notes thereto for 2023 include comparative figures for 2022, which formed part of the annual accounts approved by the shareholders at the annual general meeting held on 16 June 2023. (c) Functional and presentation currency The figures disclosed in the half-year financial report are presented in Euros thousand, the Company’s functional and presentation currency, rounded off to the nearest Euro thousand.

10 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (d) Critical issues regarding the valuation and estimation of relevant uncertainties and judgements used when applying accounting principles. Relevant accounting estimates and judgements and other estimates and assumptions have to be made when applying the Company’s accounting principles to prepare the half-year financial report. A summary of the items requiring a greater degree of judgement, or which are more complex, or where the assumptions and estimates made are significant to the preparation of the half-year financial report, is as follows: (i) Relevant accounting estimates and assumptions The Company tests investments in Group companies for impairment when there are signs that the book value is lower than the recoverable value, understood as the higher amount between the fair value less costs of sales and usage value. The determination of the recoverable value implies the use of estimates made by management. The Company generally uses cash flow discounting methods to calculate this value. Cash flow discounting calculations are based on the 5-year projections of the budgets approved by management. The cash flows take into consideration past experience and represent management’s best estimate of future market performance. The fifth-year cash flows are extrapolated using individual growth rates. The key assumptions employed include growth rates and the discount rate. The estimates, including the methodology used, could have a significant impact on values and impairment. Additionally, the Company has considered as relevant judgment the classification of the 20% ownership held in Shanghai RAAS Blood Products Co. Ltd. as a non-current asset held for sale. (ii) Changes in accounting estimates Although estimates are calculated by the Company’s directors based on the best information available at 31 December 2023, future events may require changes to these estimates in subsequent years. Any effect on the half-year financial report of adjustments to be made in subsequent years would be recognised prospectively. Grifols, S.A. management does not consider that there are any assumptions or sources of uncertainty that would have a significant risk of resulting in a material adjustment within the next financial year. (3) Distribution of Profit The distribution of profit and reserves of the Company for the year ended 31 December 2022, approved by the shareholders at their annual general meeting held on 16 June 2023, was as follows: The proposed distribution of losses for the 12-month period ending on 31 December 2023: Thousand Euros Basis of allocation Losses for the year (246,735) Allocation Voluntary reserve (246,735) Thousand Euros Basis of allocation Losses for the year (266,296) Allocation Voluntary reserve (266,296)

11 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) As of December 31, 2023 and 2022, non-distributable reserves are as follows: 2023 2022 Non-distributable reserves Legal reserve 23,921 23,921 Other 3 3 23,924 23,924 Thousand Euros Profit recognised directly in equity cannot be distributed, either directly or indirectly. (4) Significant Accounting Policies (a) Business combinations Business combinations are accounted for by applying the acquisition method, for which the acquisition date is determined and the cost of the combination is calculated, recording the identifiable assets acquired and liabilities assumed at their fair value as of that date. The cost of the combination is determined by the aggregation of: - The fair values at the acquisition date of assets transferred, liabilities incurred or assumed, and equity instruments issued. - The fair value of any contingent consideration that depends on future events or the fulfilment of predetermined conditions. Expenses related to the issuance of equity instruments or financial liabilities exchanged for the acquired items are not part of the cost of the combination. Similarly, fees paid to legal advisors or other professionals involved in the combination, as well as internally generated expenses related to these matters, are not part of the cost of the combination. These amounts are directly charged to the income statement. (b) Foreign currency transactions, balances and cash flows Foreign currency transactions have been translated into Euros using average exchange rates for the prior month for all foreign currency transactions during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. In the statement of cash flows, cash flows from foreign currency transactions have been translated into Euros using the average exchange rates for the prior month for all flows that occur during the following month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into Euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss. (c) Capitalised borrowing costs In accordance with the second transitional provision of Royal Decree 1514/2007 enacting the Spanish General Chart of Accounts, the Company has opted to apply this accounting policy to work in progress at 1 January 2008 which will not be available for use, capable of operating or available for sale for more than one year. Until that date, the Company opted to recognise borrowing costs as an expense as they were incurred.

12 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Borrowing costs related to specific and general financing that are directly attributable to the acquisition, construction or production of intangible assets, property, plant and equipment and investment property that will not be available for use, capable of operating or available for sale for more than one year are included in the cost of the asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred. Non-commercial general borrowing costs eligible for capitalisation are calculated as the weighted average of the borrowing costs applicable to the Company’s outstanding borrowings during the period, other than those specifically for the purpose of obtaining a qualifying asset and the portion financed using equity. The borrowing costs capitalised cannot exceed the borrowing costs incurred during that period. The Company begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditures for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use, operation or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use, operation or sale are complete, even though the necessary administrative permits may not have been obtained. Interruptions in the active development of a qualifying asset are not considered. Nonetheless, restated advances on account are not qualifying assets for the purpose of capitalising borrowing costs. Capitalised borrowing costs are recognised in the income statement under capitalised borrowing costs. (d) Intangible assets Intangible assets are measured at cost or cost of production. Capitalised production costs are recognised under “self-constructed assets” in the income statement. Intangible assets are carried at cost, less any accumulated amortisation and impairment. Advances on account of fixed assets are initially measured at cost. In subsequent years, advances accrue interest at the supplier's incremental borrowing rate when the period between payment and the receipt of the asset exceeds one year. Cost of production of intangible assets comprises the purchase price and any costs directly related to production. Expenditure on activities that contribute to increasing the value of the Company’s business as a whole, such as goodwill, trademarks and other similar items generated internally, as well as establishment costs, are recognised as expenses on the income statement when incurred. (i) Computer software Computer software acquired and developed by the Company is recognised to the extent that costs can be clearly allocated, expensed and distributed over time to each project, and when there is evidence of technical success and economic viability. Computer software maintenance costs are charged as expenses when incurred. (ii) Subsequent costs Subsequent costs incurred on intangible assets are recognised in profit and loss, unless they increase the expected future economic benefits attributable to the intangible asset. (iii) Useful life and amortisation rates Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria: Depreciation method Rates % Computer software Straight-line 16‑33 The depreciable amount is the acquisition or production cost of an asset.

13 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) The Company considers that the residual value of the assets is zero unless: - There is a commitment by a third party to purchase the asset at the end of its useful life. - There is an active market for the intangible asset and: Residual value can be determined by reference to that market; and It is probable that such market will exist at the end of the asset's useful life. The Company reviews the useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iv) Impairment losses The Company measures and determines impairment to be recognised or reversed based on the criteria in section (g) Impairment of non-financial assets subject to amortisation or depreciation. (e) Property, plant and equipment (i) Initial recognition Property, plant and equipment are measured at cost of acquisition or production, using the same criteria as for determining the cost of production of intangible assets. Capitalised production costs are recognised under “Self-constructed assets” in the income statement. Property, plant and equipment are carried at cost less any accumulated depreciation and impairment. The cost of an item of property, plant and equipment includes the estimated costs of its dismantling or removal and restoration of the site on which it is located, provided that the obligation is incurred as a consequence of having used the item. (ii) Property, plant and equipment swap Property, plant and equipment acquired in exchange for one or more non-monetary assets or a combination of monetary and non-monetary assets, is recognized for the monetary amount delivered plus the fair value of the non-monetary assets delivered in the transaction, except in those cases in which those that do not have a commercial substance or for which the fair value of the property, plant and equipment received or the asset delivered cannot be reliably measured. The fair value of the asset received should be recognized by reference to the fair value of the asset delivered except in those transactions in which the fair value of the asset received can be determined with greater reliability. In those cases in which the fair value of the asset received or delivered cannot be determined reliably or in which the transaction lacks commercial substance, the acquisition cost is determined by reference to the net book value of the asset delivered, plus, where appropriate, the monetary counterparts paid or pending payment, with the limit of the fair value of the asset received if it were less. (iii) Depreciation Property, plant and equipment are depreciated by allocating the depreciable amount of the asset on a systematic basis over its useful life. The depreciable amount is the cost of an asset. The Company determines the depreciation charge separately for each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the asset and with a useful life that differs from the remainder of the asset.

14 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Property, plant and equipment are depreciated using the following criteria: Depreciation method Rates % Buildings Straight-line 2 Technical installations and machinery Straight-line 10 Other installations, equipment and furniture Straight-line 4‑10 Other property, plant and equipment Straight-line 7‑33 The Company reviews useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iv) Subsequent costs Subsequent to initial recognition of the asset, only the costs incurred which increase capacity or productivity or which lengthen the useful life of the asset are capitalised. The carrying amount of parts that are replaced is derecognised. Costs of day-to-day servicing are recognised in profit and loss as incurred. Replacements of property, plant and equipment that qualify for capitalisation are recognised as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction. (v) Impairment The Company measures and determines impairment to be recognised or reversed based on the criteria in section (g) Impairment of non-financial assets subject to amortisation or depreciation. (f) Investment property The Company classifies property leased to its subsidiaries under this caption. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment under development until construction or development is complete. Nevertheless, redevelopment work to extend or improve property is classified as investment property. The Company measures and recognises investment property following the policy for property, plant and equipment. The Company reclassifies property, plant and equipment to investment property when it ceases to use the building in the production or supply of goods or services, for administrative purposes or when it is held to earn rentals or for capital appreciation or both. Investment property is depreciated applying the following policies: Depreciation method Rates % Buildings and other installations Straight-line 1‑10 (g) Impairment of non-financial assets subject to amortisation or depreciation The Company evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use. Impairment losses are recognised in the income statement.

15 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) At the end of each reporting period the Company assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset. A reversal of an impairment loss is recognised in the income statement. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised. After an impairment loss or reversal of an impairment loss is recognised, the depreciation (amortisation) charge for the asset is adjusted in future periods based on its new carrying amount. However, if the specific circumstances of the assets indicate an irreversible loss, this is recognised directly in losses on the disposal of fixed assets in the income statement. (h) Leases (i) Lessor accounting Leases which, on inception, transfer to third parties substantially all the risks and rewards incidental to ownership of the assets are classified as finance leases, otherwise they are classified as operating leases. (ii) Lessee accounting Leases in which, upon inception, the Company assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases. - Finance leases At the commencement of the lease term, the Company recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. Interest is expensed using the effective interest method. Contingent rents are recognised as an expense when it is probable that they will be incurred. The accounting policies applied to the assets used by the Company by virtue of finance lease contracts are the same as those set out in sections (e) and (f) (Property, plant and equipment or Investment Property). - Operating leases Lease payments under an operating lease, net of incentives received, are recognised as an expense on a straight-line basis over the lease term. Contingent rents are recognised as an expense when it is probable that they will be incurred. (i) Financial instruments (i) Classification of financial instruments Financial instruments are classified at the time of their initial recognition as a financial asset, a financial liability or an equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of financial assets, financial liabilities or equity instruments.

16 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) For valuation purposes, the Company classifies financial instruments in the following categories: financial assets and liabilities valued at amortised cost; financial assets and liabilities at fair value through profit or loss, by considering separately those initially designated from those held for trading and those compulsorily valued at fair value through profit or loss; financial assets measured at fair value through equity, by considering separately the equity instruments designated as such from the rest of the financial assets; and financial assets valued at cost. The Company classifies a financial asset at amortised cost if it is held in the framework of a business model whose objective is to hold financial assets to obtain contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount (OPIP). The Company classifies as a financial asset at fair value through equity those financial assets whose contractual conditions, on specified dates, result in cash flows that are solely receipts of principal and interests on the outstanding principal amount, and they are not held for trading nor classified in the previous category. In this category are also included the investments in equity instruments designated irrevocably by the Company at the time of its initial recognition, as far as they are not held for trading and should not be valued at cost. The Company classifies as a financial asset at fair value through profit or loss those financial assets held for trading and those financial assets that have not been classified in any of the previous categories. In this category are also included the financial assets that the Company optionally designates at the time of the initial recognition, which otherwise would have been included in another category, as such designation eliminates or significantly reduces a valuation inconsistency or accounting asymmetry. The Company classifies a financial asset at cost when it is an (i) investment in the equity of group, multigroup and associates (ii) participating loans with contingent interests, either because a fixed or conditional variable interest rate is conditioned to the fulfilment of a milestone in the borrowing company, or because they are calculated exclusively with respect to the evolution of the activity of the aforementioned company. The Company classifies its financial liabilities at amortised cost. (ii) Valuation At the time of initial recognition, the Company values a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the costs of the transaction that are directly attributable to the acquisition. The transaction costs of financial assets at fair value through profit or loss are taken to results. In order to determine the fair value of financial assets or liabilities, the Company uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following factors: Level 1: estimates based on quoted prices (unadjusted) within current markets for assets or liabilities identical to those that the company may have access at the valuation date; Level 2: estimates based on quoted prices in active markets for similar instruments or other valuation methodologies in which all significant variables are based on directly or indirectly observable market data; or Level 3: estimates based on any significant variable that is not based on observable market data. In the event that the factors used to determine the fair value of an asset or liability are included in different levels of hierarchy, the fair value will be determined in its entirety based on the significant component located at the lowest level of hierarchy. (iii) Offsetting principles A financial asset and a financial liability are offset only when the Company currently has the legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

17 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (iv) Financial assets and liabilities at fair value through profit or loss Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised as an expense when incurred. After initial recognition, they are recognized at fair value through profit or loss. Changes in the fair value include the component of interest and dividends. The fair value is not reduced by the transaction costs that may be incurred by their eventual sale or disposal by other means. (v) Financial assets and liabilities at amortised cost Financial assets and financial liabilities at amortised cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently measured at amortised cost, using the effective interest method. (vi) Investments in Group companies and associates Group companies are those over which the Company, either directly, or indirectly through subsidiaries, exercises control as defined in article 42 of the Spanish Code of Commerce, or when the companies are controlled by one or more individuals or entities acting jointly or under the same management through agreements or statutory clauses. Control is the power to govern the financial and operating policies of an entity or business so as to obtain benefits from its activities. In assessing control, potential voting rights held by the Company or other entities that are exercisable or convertible at the end of each reporting period are considered. Associates are entities over which the Company, either directly, or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Company or other entities, are considered when assessing whether an entity has significant influence. Investments in Group companies and associates are initially recognised at cost, which is equivalent to the fair value of the consideration given, including transaction costs in the case of investments in associates, and are subsequently measured at cost net of any accumulated impairment. The cost of investments in Group companies acquired before 1 January 2010 includes any transaction costs incurred. If an investment no longer qualifies for classification under this category, it is reclassified at fair value through profit or loss, unless it is designated at fair value through equity and it is valued as such from the date of reclassification, recognizing any difference in the profit or loss or in equity, respectively. In non-monetary business contributions to other group companies, including investments in group companies, the equity investments received are valued at the date the operation is carried out, for the amount representing the percentage of participation equivalent to the book value of the net assets of the investment contributed in the consolidated financial statements of the largest group whose parent company is Spanish according to the Standards for the Formulation of Consolidated Annual Accounts, plus transaction costs. Any difference between the book value of the investments received and the book value of the equity elements delivered (or the investment contributed), is recognized in reserves. The Company recognizes the amount contributed in a capital increase, including the preferential subscription rights acquired, as a higher value of the equity instruments. However, when the Company does not contribute proportionally to its stake in the issuer, it recognizes the difference as a donation expense. If the Company receives an asset or group of assets other than cash, the swap criteria previously indicated for non-monetary contributions are applied.

18 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (vii) Reclassifications of financial instruments The Company reclassifies a financial asset when the business model for its management is modified or when it meets or no longer meets the aforementioned classification criteria. The Company does not reclassify financial liabilities. (viii) Derecognition of financial assets The Company applies the criteria for the derecognition of financial assets to a part of a financial asset or to a part of a group of similar financial assets or to a financial asset or a group of similar financial assets. Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Company has substantially transferred the risks and rewards derived from their ownership. (ix) Impairment of financial assets A financial asset or a group of financial assets is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and the event or events have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Impairment of financial assets valued at amortised cost The loss due to an impairment of financial assets valued at amortised cost is the difference between the book value of the financial asset and the present value of the estimated future cash flows. However, the Company uses the financial assets market value, as long as it is reliable enough to be considered representative of the value to be recovered. The impairment loss is recognized with charge to profit or loss and it is reversible in subsequent years, if the decrease can be objectively related to an event subsequent to its recognition. However, the reversal of the loss is limited to the amortised cost that the assets had if the loss due to the impairment in value had not been recorded. The Company directly reduces the carrying amount of a financial asset when it does not have reasonable expectations of full or partial recovery. Investments in Group companies Impairment is calculated by comparing the carrying amount of the net investment in the associate with its recoverable amount. The recoverable amount is the higher of value in use and fair value less costs to sell. Value in use is calculated based on the Company’s share of the present value of future cash flows expected to be derived from ordinary activities and from the disposal of the asset. Unless better evidence is available, the investee’s equity is taken into consideration, corrected for any unrealised gains existing at the measurement date. In subsequent years, reversals of impairment losses in the form of increases in the recoverable amount are recognised, up to the limit of the carrying amount that would have been determined for the investment if no impairment loss had been recognised. The recognition or reversal of an impairment loss is disclosed in the income statement unless it should be recognised in equity. Impairment of an investment is limited to the amount of the investment, except when contractual, legal or constructive obligations have been assumed by the Company or payments have been made on behalf of the companies. In the latter case, provision is made.

19 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (x) Derecognition and modifications of financial liabilities The Company derecognises all or part of a financial liability when it either discharges the liability by paying the creditor or is legally released from primary responsibility for the liability either by process of law or by the creditor. The exchange of debt instruments between the Company and the counterparty or substantial modifications of initially recognised liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, provided that the instruments have substantially different terms. The Company considers the terms to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability. The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss. However, the Company may designate the financial guarantee to be measured at fair value through profit or loss. (xi) Reverse factoring The Company has contracted reverse factoring facilities with various financial institutions to manage payments to suppliers. Trade payables settled under the management of financial institutions are recognised under “trade and other payables” in the balance sheet until they are settled, repaid or have expired. (j) Hedge accounting Derivative financial instruments are initially recognized following the criteria set forth above for financial assets and liabilities. Derivative financial instruments that do not meet the hedge accounting criteria are classified and valued as financial assets or liabilities at fair value through profit or loss. (k) Own equity instruments held by the Company Equity instruments acquired by the Company are shown separately at cost of acquisition as a reduction in capital and reserves in the balance sheet. Any gains or losses on transactions with own equity instruments are not recognised in profit or loss. Transaction costs related to own equity instruments, including issue costs related to a business combination, are accounted for as a deduction from reserves, net of any tax effect. (l) Inventories (i) General Inventories are measured using the FIFO (first in, first out) method. When the cost of inventories exceeds replacement value, materials are written down to net realisable value. Inventories are mainly spare parts used to maintain the Company’s buildings and facilities. Emission allowances Emission allowances acquired are classified and measured by applying accounting policies.

20 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (m) Cash and cash equivalents Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition. (n) Grants Grants are recorded in recognised income and expense when, where applicable, they have been officially awarded and the conditions attached to them have been met or there is reasonable assurance that they will be received. Grants that are given to finance specific expenses are recognised as income in the same year as the finance cost is accrued. (o) Defined contribution plans The Company recognises the contributions payable to a defined contribution plan in exchange for a service when an employee has rendered service to the Company. The contributions payable are recognised as an expense for employee remuneration and as a liability after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the period, the Company only recognises that excess as an asset (prepaid expense) to the extent that the prepayments will lead to, for example, a reduction in future payments or cash refund. (p) Provisions (i) General criteria Provisions are recognised when the Company has a present obligation (legal, contractual, constructive or tacit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date. If it is not probable that an outflow of resources will be required to settle an obligation, the provision is reversed. (ii) Provisions for taxes Provisions for taxes are measured at the estimated amount of tax debt calculated in accordance with the aforementioned criteria. Provision is made with a charge to income tax for the tax expense for the year, to finance costs for the late payment interest, and to other income for the penalty. The effects of changes in estimates of prior years’ provisions are recognised according to their nature, unless they involve the correction of an error. (q) Revenue (i) Revenue from the rendering of services Revenue from the rendering of services is measured at the fair value of the consideration received or receivable. Practically all services are rendered to Group companies.

21 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (ii) Interests and dividends The Company recognizes interests and dividends on financial assets accrued after the acquisition date as income in the profit and loss. The Company recognizes interests on financial assets valued at amortised cost using the effective interest method and dividends when the Company is entitled to receive them. In the initial valuation of financial assets, the Company records separately, based on their maturity, the amount of explicit interest accrued and not due at that time, as well as the amount of dividends agreed by the competent authority at the time of the acquisition. As a result, these amounts are not recognized as income in the profit or loss. If the dividends are clearly derived from profits generated prior to the acquisition date because amounts higher than the profits generated by the investment since the acquisition have been distributed, the carrying amount of the investment is reduced. This criterion is applied regardless of the valuation criterion used for the equity instruments, so for equity instruments valued at fair value, the value of the investment is also reduced and an increase in subsequent value in the profit or loss account or in equity is recognized, based on the instruments classification. The Company recognizes the dividends received by the delivery of an equity element or group of equity elements other than cash, in accordance with the previously indicated criteria. However, if the dividend is received as a business of a group company, the criteria indicated in BOICAC 85 should be applied. Interest and dividend income are classified as revenue when they form part of the Company’s ordinary activity. (r) Income tax The income tax expense or tax income for the year comprises current tax and deferred tax. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date. Current and deferred tax are recognised as income or an expense and included in profit or loss for the year, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or from a business combination. Government assistance provided in the form of deductions and other tax relief applicable to income tax payable is recognised as a reduction in the income tax expense in the year in which it is accrued. The Company files consolidated tax returns with its Spanish subsidiaries: Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Araclon Biotech, S.L., Grifols Engineering, S.A., Grifols Viajes S.A., Aigües Minerals de Vilajuïga, S.A. and Biotest Medical S.L.U. In addition to the factors to be considered for individual taxation, set out previously, the following factors are taken into account when determining the accrued income tax expense for the companies forming the consolidated tax group: - Temporary and permanent differences arising from the elimination of profits and losses on transactions between Group companies, derived from the process of determining consolidated taxable income. - Deductions and credits corresponding to each company forming the consolidated tax group. For these purposes, deductions and credits are allocated to the company that carried out the activity or obtained the profit necessary to obtain the right to the deduction or tax credit. Temporary differences arising from the elimination of profits and losses on transactions between tax group companies are allocated to the company which recognised the profit/loss and are valued using the tax rate of that company.

22 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) A reciprocal credit and debit arises between the companies that contribute tax losses to the consolidated Group and the rest of the companies that offset those losses. Where a tax loss cannot be offset by the other consolidated Group companies, these tax credits for loss carryforwards are recognised as deferred tax assets using the applicable recognition criteria, considering the tax group as a taxable entity. The Parent of the Group records the total consolidated income tax payable under payable to Group companies. The amount of the debt relating to the subsidiaries is recognised as receivables from Group companies. (i) Deferred Tax liabilities Deferred tax liabilities derived from taxable temporary differences are recognised in all cases except where they arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income. (ii) Deferred Tax assets Deferred tax assets derived from deductible temporary differences are recognised provided that it is probable that sufficient taxable income will be available against which they can be utilised or when the tax legislation considers the possibility to convert future assets for deferred taxes on receivables in front of the Public Administration. Nonetheless, assets arising from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income, are not recognised. (iii) Measurement Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted. The tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities. (iv) Offset and classification The Company only offsets tax assets and liabilities if it has a legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the assets and settle the liabilities simultaneously. Deferred tax assets and liabilities are recognised in the balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement. (s) Share-based payment transactions The Company has granted various equity-based compensation plans to certain members of the management team who are serving the company, which will be settled with either equity instruments or in cash, depending on the plan. The granted equity instruments become irrevocable when employees complete a certain service period and meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the irrevocable period, as a personnel expense in the income statement, and on the other hand, the corresponding increase in equity if the transaction is settled with equity instruments or the corresponding liability if the transaction is settled in cash, with an amount based on the value of the equity instruments. In transactions with employees settled with equity instruments, the recognized amount corresponds to the amount that will be settled once the agreed conditions are met and will not be revised or revalued during the accrual period, as the commitment is settled in shares. If an employee resigns before the accrual period ends, they will only receive the agreed incentive in shares. The fair value of the services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled during the performance period.

23 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) In plans settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, as of the date the recognition criteria are met. Subsequently, and until settlement, the corresponding liability will be valued at its fair value at the end of each reporting period, with any changes in valuation during the period charged to the income statement. The fair value is determined by reference to the market value of the shares at the date of estimation, net of estimated dividends to which the employee is not entitled during the performance period. The Company assumes the payment related to employees of other group companies. Therefore, the Company recognizes the accrued cost of the plan in accordance with the criteria set out above as an increase in the investment in the subsidiary with credit to the "Other equity instruments" heading if the transaction is settled with equity instruments, or as a liability if the transaction is settled in cash. (t) Classification of assets and liabilities as current and non-current The Company classifies assets and liabilities in the balance sheet as current and non-current. Current assets and liabilities are determined as follows: - Assets are classified as current when they are expected to be realised or are intended for sale or consumption in the Company’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realised within twelve months after the reporting date or are cash or a cash equivalent. - Liabilities are classified as current when they are expected to be settled in the Company’s normal operating cycle, they are held primarily for the purpose of trading, or they are due to be settled within twelve months after the reporting date. (u) Environmental issues The Company takes measures to prevent, reduce or repair the damage caused to the environment by its activities. Expenses derived from environmental activities are recognised as other operating expenses in the period in which they are incurred. Property, plant and equipment acquired by the Company to minimise the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Company’s activities, are recognised as assets applying the measurement, presentation and disclosure criteria described in section (e) Property, plant and equipment. (v) Transactions between Group companies Transactions between Group companies, except those related to mergers, spin-offs and non-cash business contributions, are recognised at the fair value of the consideration given or received. The difference between this value and the amount agreed is recognised in line with the underlying economic substance of the transaction. In non-monetary contributions to Group companies, the contributor will value its interests at the carrying amount of the equity investments, in the consolidated financial statements at the date the transaction occurred. Any difference between the value assigned to the interest received by the contributor and the carrying amount of the investments contributed will be recognised in reserves. (w) Non-current assets and disposal groups held for sale All related assets and liabilities to which active efforts have been initiated for their sale, are available in their current condition for sale, and it is highly probable that the sale will be completed within the next twelve months, are classified as held for sale. These assets are presented valued at the lower of their carrying amount and fair value less costs to sell and are not subject to depreciation from the moment they are classified as non-current assets held for sale. In the event of delays caused by events or circumstances beyond the control of Grifols and if there is sufficient evidence that the commitment to the plan to sell those classified as held for sale is maintained, the classification is maintained even if the period to complete the sale extends beyond one year.

24 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Non-current assets held for sale are presented on the balance sheet under the headings "Non-current assets held for sale" for assets, and "Liabilities related to non-current assets held for sale" for liabilities, if any. Additionally, discontinued operations are considered to be components (cash-generating units or groups of cash-generating units) representing a significant business unit or geographic area of operations that can be considered separate from the rest, which have been sold or disposed of by other means, or that meet the conditions to be classified as held for sale. Also, entities acquired solely for the purpose of resale are considered discontinued operations. The post-tax results of discontinued operations are presented in a single line of the income statement called "Profit (Loss) from discontinued operations net of taxes". (5) Business combinations The Company merged with Gripdan Invest, S.L. and Grifols Escrow Issuer, S.A. in 2023. Gripdan Invest, S.L. was based in Barcelona and its main activities included buying and selling, intermediation, leasing, administration, and operation in any form of rural and urban properties. It also engaged in various construction projects, both public and private, including buildings and developments of all kinds. The company was also involved in the management, advice, administration, organization, and operation of projects related to the construction of real estate, its repair, and maintenance, whether on its own behalf or on behalf of third parties. Grifols Escrow Issuer, S.A., based in Barcelona, primarily offered services in the administration, management, and control of companies and businesses. Additionally, the investment in tangible assets, advisory services to any affiliated entities or those within the same group and financing activities, particularly through the issuance, negotiation, and placement of bonds. The merger project has been prepared and signed by the administrators of both companies on April 13, 2023, and registered in the Commercial Registry of Barcelona on July 7, 2023. For the purposes of the merger project, January 1, 2023, has been considered as the effective date for accounting and acquisition. As of December 31, 2022, the Company held an investment in Gripdan Invest, S.L. amounting to Euros 24,583 thousand and in Grifols Escrow Issuer, S.A. amounting to Euros 2,667 thousand. Both companies were 100% owned by Grifols, S.A. The breakdown of the business combination cost, the value of acquired net assets, and the excess of acquired net assets over the cost of the combination is as follows: Gripdan Invest, S.L. Grifols Escrow Issuer, S.A. Business combination costs Investment value 24,583 2,667 Value of the acquired net assets 20,477 5,050 Reserves (4,106) 2,383 Thousand Euros

25 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) For the company Gripdan Invest, S.L., the amounts recognized at the acquisition date for assets and liabilities are based on their consolidated value obtained from consolidated financial statements prepared in accordance with the Standards for the Preparation of Consolidated Annual Accounts (NOFCAC) and are as follows: Consolidated values Assigned value Investment property 32,210 32,210 Non-current investments 603 603 Deferred tax assets 29 29 Trade and other receivables 483 483 Total assets 33,325 33,325 Non-current payables 666 666 Group companies and associates, non-current 8,573 8,573 Deferred tax liabilites 2,983 2,983 Group companies and associates, current 624 624 Trade and other payables 2 2 Total liabilities 12,848 12,848 Total net assets 20,477 20,477 Total net assets acquired 20,477 Thousand Euros For the company Grifols Escrow Issuer, S.A., the amounts recognized at the acquisition date for assets and liabilities are based on their consolidated value obtained from consolidated financial statements prepared in accordance with the Standards for the Preparation of Consolidated Annual Accounts (NOFCAC) and are as follows: Consolidated values Assigned value Non-current investments in Group companies and associates 2,017,065 2,017,065 Deferred tax assets 5,799 5,799 Current investments in Group companies and associates 25,698 25,698 Total assets 2,048,562 2,048,562 Non-current payables 2,025,448 2,025,448 Current payables 17,843 17,843 Group companies and associates, current 215 215 Trade and other payables 6 6 Total liabilities 2,043,512 2,043,512 Total net assets 5,050 5,050 Total net assets acquired 5,050 Thousand Euros

26 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) The information required in accordance with the provisions of article 86 of chapter VII of the Corporate Tax Law 27/2014, of November 27, in relation to the merger operations described above, is detailed below. The merger has been subject to the tax neutrality regime. 1. Latest balance sheet of the transferring company The balance sheet of the companies Gripdan Invest, S.L. and Grifols Escrow Issuer, S.A. is attached in Appendix XIII. 2. Year in which the transferring company acquired the transferred assets susceptible to amortization 2011 2022 Land 16,521 - 16,521 - 16,521 Buildings 20,121 32 20,153 (16,394) 3,759 Total cost 36,642 32 36,674 (16,394) 20,280 Thousand Euros Investment property Cost/Acquisition year Total Cost Accumulated amortisation Net value 3. List of acquired assets that have been incorporated into the accounting books for a value different from that for which they appeared in those of the transferring company. For the merger of Gripdan Invest, S.L., the land and buildings have been incorporated into the Company for a value of Euros 32,210 thousand (consolidation value recognized in Grifols, S.A. according to local accounting regulation), while the value in the absorbed company was Euros 20,280 thousand. Additionally, and related to this difference, a deferred tax liability of Euros 2,983 thousand has also been recognized. For the merger of Grifols Escrow Issuer, S.A., all assets and liabilities have been incorporated into the Company for the same book value as those recorded in the absorbed company. 4. List of tax benefits enjoyed by the transferring company with respect to which the absorbing company must assume compliance with certain requirements There were no tax benefits in the absorbed companies that have been incorporated into Grifols, S.A. 5. List of tax credits pending compensation by the transferring company that are transferred to the absorbing company. In the case of Gripdan Invest, S.L., there were no tax credits pending compensation. In the case of Grifols Escrow Issuer, S.A., there were tax credits worth 5,614 thousand euros for limitation of financial expenses and 185 thousand euros for negative tax bases generated in the year 2022. As of January 1, 2023, the entire tax credits were activated in the absorbed company.

27 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (6) Intangible Assets Details of intangible assets and movement are as follows: 2023 Computer software Total Cost at 1 January 2023 87,257 87,257 Additions 3,911 3,911 Transfers 1,339 1,339 Cost at 31 December 2023 92,507 92,507 Accumulated amortisation at 1 January 2023 (64,044) (64,044) Amortisations (7,592) (7,592) Transfers (930) (930) Accumulated amortisation at 31 December 2023 (72,566) (72,566) Carrying amount at 31 december 2023 19,941 19,941 Thousand Euros 2022 Other items Computer software Prepayments Total Cost at 1 January 2022 2,977 79,015 500 82,492 Additions - 7,897 - 7,897 Disposals (2,977) - (500) (3,477) Transfers - 345 - 345 Cost at 31 December 2022 - 87,257 - 87,257 Accumulated amortisation at 1 January 2022 - (57,386) - (57,386) Amortisations - (6,658) - (6,658) Accumulated amortisation at 31 December 2022 - (64,044) - (64,044) Accumulated impairment at 1 January 2022 (2,977) - - (2,977) Disposals 2,977 - - 2,977 Accumulated impairment at 31 December 2022 - - - - Carrying amount at 31 december 2022 23,213 - - 23,213 Thousand Euros

28 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (a) Fully amortised assets The cost of fully amortised intangible assets in use as of December 31, is as follows: Computer software 60,033 53,756 Thousand Euros 2023 2022 Fully amortised computer software in use as of December 31, 2023 and 2022, mainly reflects computer licences. (7) Property, Plant and Equipment Details of property, plant and equipment and movement are provided in Appendix I. (a) Capitalised borrowing costs During 2023 the Company has capitalised borrowing costs in investments in progress amounting to Euros 620 thousand (Euros 368 thousand in 2022) (see Note 4 (c)). (b) Fully depreciated assets Details of the cost of fully depreciated property, plant and equipment in use at 31 December are as follows: Technical installations and machinery 6,253 6,139 Other installations, equipment and furniture 13,113 12,556 Other property, plant and equipment 20,640 19,602 40,006 38,297 Thousand Euros 2023 2022 (c) Insurance The Company has taken out insurance policies to cover the risk of damage to its property, plant and equipment. These policies amply cover the net carrying amount of the Company’s assets.

29

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(8) Investment Property

Details of and movements in investment property have been as follows:

	Thousand Euros			
2023	**Land**	**Buildings and other installations**	**Investments in adaption and advances**	**Total**
Cost at 1 January 2023	28,191	96,626	6,748	**131,565**
Additions	3	163	1,072	**1,238**
Business combinations (note 5)	18,482	13,728	-	**32,210**
Disposals	-	(92)	-	**(92)**
Transfers	100	1,334	(1,504)	**(70)**
Cost at 31 December 2023	46,776	111,759	6,316	**164,851**
Accumulated amortisation at 1 January 2023	-	(51,107)	-	**(51,107)**
Amortisations	-	(4,859)	-	**(4,859)**
Disposals	-	92	-	**92**
Accumulated amortisation at 31 December 2023	-	(55,874)	-	**(55,874)**
Carrying amount at 31 december 2023	**46,776**	**55,885**	**6,316**	**108,977**

	Thousand Euros			
2022	**Land**	**Buildings and other installations**	**Investments in adaption and advances**	**Total**
Cost at 1 January 2022	19,460	89,562	11,922	**120,944**
Additions	3,776	370	4,082	**8,228**
Transfers	4,955	6,694	(9,256)	**2,393**
Cost at 31 December 2022	28,191	96,626	6,748	**131,565**
Accumulated amortisation at 1 January 2022	-	(48,470)	-	**(48,470)**
Amortisations	-	(2,637)	-	**(2,637)**
Accumulated amortisation at 31 December 2022	-	(51,107)	-	**(51,107)**
Carrying amount at 31 december 2022	**28,191**	**45,519**	**6,748**	**80,458**

(a) General

As of January 1, 2023, following the merger with Gripdan Invest S.L. (see Note 5), a land with a value of Euros 18,482 thousand and buildings and other facilities with a value of Euros 13,728 thousand have been incorporated.

(Continued on next page)

30 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (b) Fully depreciated assets The cost of fully depreciated investment property in use at 31 December is as follows: Buildings 4,229 1,032 Other installations 39,356 33,023 43,585 34,055 Thousand Euros 2023 2022 (c) Income and expenses from investment property The Company assigns the use of the premises and installations that it owns and leases from third parties to its Spanish subsidiaries as indicated in Notes 10, 11 and 26. (d) Insurance The Company has taken out insurance policies to cover the risk of damage to its investment property. The coverage of these policies is considered sufficient. (9) Finance Leases - Lessee The Company has leased the following types of property, plant and equipment and investment property under finance leases: Other property, plant and equipment Total Initially recognised at: Fair value 117 117 Accumulated depreciation (52) (52) Carrying amount at 31 December 2023 65 65 Initially recognised at: Fair value 2,660 2,660 Accumulated depreciation (2,572) (2,572) Carrying amount at 31 December 2022 88 88 Thousand Euros Future minimum lease payments are reconciled with their present value as follows: 2023 2022 Future minimum payments 54 450 Unaccrued finance costs (2) (7) Present value 52 443 Thousand Euros

31

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows:

	Thousand Euros			
	2023		2022	
	Minimum payments	Present value	Minimum payments	Present value
Less than one year	25	25	396	391
One to five years	29	27	54	52
	54	52	450	443
Less current portion	(25)	(25)	(396)	(391)
Total non-current	**29**	**27**	**54**	**52**

(10) Operating Leases - Lessee

As of 31 December 2023, and 2022, the Company leased to third parties and to a related company several office buildings.

As of 31 December 2023, the most significant lease agreement relates to the offices located in Sant Cugat del Vallès (Barcelona) (SC1, SC2, SC3, SC4 and SC5) with a related company. The duration of the contracts extends until 1 March 2045 (March 2040 as of December 31, 2022) with obligatory compliance (until 9 February 2045, for SC5), with tacit renewals of 5 years. Cancellation must be notified by giving 6 months' notice.

As of 31 December 2022, in addition to the contract mentioned above, there were also two contracts with the Group company Gripdan Invest S.L. valid until 10 May 2026, which were cancelled following the merger with said company on 1 January 2023 (see Note 5).

Operating lease payments have been recognised as an expense for the year as follows:

	Thousand Euros	
	2023	2022
Lease payments (recognised as an expense)	7,673	11,164

Future minimum payments under non-cancellable operating leases are as follows:

	Thousand Euros	
	2023	2022
Less than one year	7,916	11,548
One to five years	27,114	35,212
Over five years	107,709	76,831
	142,739	**123,591**

The Company uses part of these premises for its own use and the rest are assigned for use to its Spanish subsidiaries (see Note 8 (c)).

(Continued on next page)

32 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (11) Assignment for Use of Premises and Installations As described in Note 8 (c), Note 10 and Note 26, the Company assigns the use of the premises and installations that it owns and leases from third parties to its Spanish subsidiaries. Services included in the assignment for use agreements are surveillance, cleaning of common areas, greeting and messaging, maintenance and water, energy and gas supplies. In order to take advantage of these services, the Spanish subsidiaries will use the premises in accordance with the statutory activity. Contracts signed with its subsidiaries are renewed automatically on an annual basis and can be cancelled at any time with three months’ prior notice. The minimum non-cancellable amount receivable totals Euros 8,794 thousand as of December 31, 2023 (Euros 11,874 thousand in 2022). (12) Risk Management Policy (a) Financial risk factors The Company's activities are exposed to various financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk, and cash flow interest rate risk. The Company’s global risk management programme focuses on uncertainty in the financial markets and aims to minimise potentially adverse effects on the Company’s profits. The Company’s risk management policies are established in order to identify and analyse the risks to which the Company is exposed, establish suitable risk limits and controls, and control risks and compliance with limits. Risk management procedures and policies are regularly reviewed to ensure they take into account changes in market conditions and in the Company’s activities. The Company’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. Market risk Market risk is the risk that changes in market prices, for example, exchange rates, interest rates or the prices of equity instruments, affect the Company’s subsidiaries revenues or the value of the financial instruments that the Company holds. The objective of managing market risk is to manage and control the Company and its subsidiaries exposure to this risk within reasonable parameters at the same time as optimizing returns. (i) Market risk The Company is not exposed to market risks associated with non-financial assets. Even though, the Group is exposed to the price risk affecting raw materials, that is mitigated by the vertical integration of the hemoderivatives business in a highly-concentrated industry. (ii) Currency risk The Company operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with recognised assets and liabilities, and net investments in foreign operations. The Company holds several investments in foreign operations, the net assets of which are exposed to currency risk. Currency risk affecting net assets of the Company’s foreign operations in US Dollars is mitigated primarily through borrowings in the corresponding foreign currency. Details of financial assets and liabilities denominated in foreign currency, as well as transactions denominated in foreign currency are presented in the Notes 15 and 22.

33 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) As mentioned in Note 16, the debt in US dollars is covered by the cross-currency swaps contracted to cover the exposure to the associated exchange rate risk. At 31 December 2023 had the US Dollar weakened by 10% against the Euro, with the other variables remaining constant, post-tax profit would have been Euros 5,512 thousand higher, mainly as a result of converting payables to Group companies (Euros 413 thousand higher at 31 December 2022). (iii) Credit risk The Company’s financial assets mainly comprise the trade receivables from and loans to Group companies. The Company considers that its financial assets are not significantly exposed to credit risk. Regarding the Company’s subsidiaries, credit risk is the risk in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and investments in financial assets. At 31 December 2023 the impairment of those assets has not been significant. (iv) Liquidity risk Liquidity risk is the risk to not meet the financial obligations as they fall due. Management approach to managing liquidity is to ensure where possible, that the Company always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. Management manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. The main contractual obligations existing at the end of the year mainly comprise financial debt obligations with repayments of principal and interests, in the long term mostly (see Note 22). The Group's treasury budget anticipates meeting all its commitments in the next 12 months. Additionally, the cash generated from the divestment in Shanghai RAAS (see Note 17) and the improvement in operational cash flow will be directed towards continuing the reduction of the debt level initiated in previous years. Furthermore, the Group has various additional financing alternatives, such as negotiations with debt holders, accessing the debt market, or potential divestments in non-strategic assets, to optimize the debt structure and its financial cost. Additionally, as of December 31, 2023, the Grifols Group has a total of cash and other cash equivalents amounting to Euros 525,567 thousand (Euros 547,979 thousand as of December 31, 2022). Furthermore, the Group has approximately Euros 615,328 thousand in unused credit lines (Euros 987,340 thousand as of December 31, 2022), including Euros 544,729 thousand from the revolving credit line (Euros 937,559 thousand as of December 31, 2022). Details of financial liabilities by contractual maturity date are provided in Notes 15 and 22 (e). (v) Cash flow and fair value interest rate risks Interest rate risk arises on loans extended to Group companies and current and non-current borrowings. Borrowings and loans extended at variable interest rates expose the Company to cash flow interest rate risks. Fixed-rate borrowings expose the Company to fair value interest rate risk. The objective of interest rate risk management is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt extending loans to Group companies. At 31 December 2023, had interest rates been 100 basis points higher/lower, with the other variables remaining constant, post-tax profit would have been Euros 24,782 thousand lower/higher, mainly because of higher borrowing costs on variable interest debt (Euros 20,491 thousand at 31 December 2022).

34

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(13) Investments in Equity Instruments of Group Companies and Associates

Details of investments in equity instruments of Group companies and Associates are as follows:

	Thousand Euros	
	2023	2022
	Non-current	Non-current
Group companies and associates		
Equity investments	4,113,297	5,504,016
Impairment	(142,502)	(179,334)
	3,970,795	5,324,682

During 2023 the following main changes to Company investments in equity instruments took place:

- In 2015, for the annual bonus of certain eligible employees, the Group set up a Restricted Share Unit Retention Plan (RSU plan) (see Note 28). In 2023, an amount of Euros 584 thousand were accrued as an increase in the Company's investment by the Company in the respective affiliated companies with employees covered by this plan, deemed as a contribution from the shareholder.

- In May 2023, a long-term incentive plan was established based on the delivery of stock options and Share Unit Retention Plan (RSUs) for certain executive directors, senior management members of Grifols and its subsidiaries, and other employees of the Group (see Note 28). In 2023, an amount of Euros 1,056 thousand (stock options) and Euros 1,357 thousand (RSUs) were accrued as an increase in the Company's investment in the respective affiliated companies with employees covered by this plan.

- As of December 31, 2023, the amount equivalent to 20% of the investment in SRAAS, totalling Euros 1,360 million, has been reclassified under the caption Non-current assets held for sale. This is due to Grifols having a firm commitment to sell, and its sale is considered highly probable in accordance with the NRV 7th (see Note 17).

- On July 26, 2023, 30 shares of Kiro Grifols, S.L. were acquired for Euros 1,161 thousand. With this acquisition, the company has become 100% owned by the Group.

- Financial liabilities that Grifols Argentina, S.A. held with the Company have been forgiven, resulting in an increase in the investment value by Euros 6,148 thousand.

- On May 18, 2023, a capital reduction of Brazilian reais 55 million (Euros 10,259 thousand) was approved in Grifols Brasil. This amount has been returned to Grifols, S.A., reducing the value of the investment.

- On June 12, 2023, an additional capital increase of US Dollars 90,000 thousand was made in Grifols Egypt for Plasma Derivatives S.A.E., of which Grifols, S.A. contributed in US Dollars 44,100 thousand (Euros 40,966 thousand). As of December 31, 2023, an amount of Euros 19,955 thousand from this capital increase remains outstanding to be paid (see Note 26). As of December 31, 2023, the share capital of the subsidiary amounts to US Dollars 210,000 thousand.

  Both shareholders committed to contribute in future capital increases based on their ownership, until the subsidiary has a share capital of US Dollars 300,000 thousand. These increases will be done as far as the subsidiary requires it and with the approval of the shareholders.

- As of January 1, 2023, Grifols, S.A has merged with Gripdan Invest, S.L. The value of the investment was Euros 24,583 thousand. As a result of this merger, this participation ceases to exist. The assets and liabilities of the liquidated company have been consolidated into the balance sheet of the Company (see Note 5).

- As of January 1, 2023, Grifols, S.A has merged with Grifols Escrow Issuer, S.A. The value of the investment was Euros 47,060 thousand and an impairment of Euros 44,393 thousand. As a result of this merger, this participation ceases to exist. The assets and liabilities of the liquidated company have been consolidated into the balance sheet of the Company (see Note 5).

(Continued on next page)

35 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) In 2023, it has been registered an impairment of the investment in Grifols Viajes, S.A. amounting Euros 87 thousand, Grifols Argentina, S.A. amounting Euros 12,500 thousand, Aigües Minerals de Vilajuïga, S.A. amounting Euros 1,269 thousand, Grifols Middle East & Africa LLC amounting Euros 50 thousand and Kiro Grifols, S.L. amounting Euros 6,766 thousand. Additionally, it has been registered a reversal of an impairment in Laboratorios Grifols amounting Euros 5,864 thousand, Grifols Egypt for Plasma Derivatives (S.A.E.) amounting Euros 6,010 thousand and Progenika Biopharma, S.A. amounting Euros 1,238 thousand. During 2022 the following main changes to Company investments in equity instruments took place: In 2015, for the annual bonus of certain eligible employees, the Group set up a Restricted Share Unit Retention Plan (hereinafter RSU plan) (see Note 28). In 2022, an amount of Euros 3,002 thousand were accrued as an increase in the Company’s investment by the Company in the respective affiliated companies with employees covered by this plan, deemed as a contribution from the shareholder. A monetary contribution of Euros 47 million was approved at the sole shareholder meeting of Grifols Escrow Issuer, S.A. This contribution was made by Grifols, S.A., the sole shareholder of the company. A monetary contribution of Euros 15 million was approved at the general shareholders’ meeting of Laboratorios Grifols, S.A. This contribution was made by Grifols, S.A., the shareholder holding 99.99% of the shares in which the Company’s share capital was divided at the date of the adoption of the agreement. A monetary contribution of Euros 4 million was approved at the general shareholders’ meeting of Aigües Minerals de Vilajuïga, S.A.. This contribution was made by Grifols, S.A., the shareholder holding 99.99% of the shares in which the Company’s share capital was divided at the date of the adoption of the agreement. A monetary contribution of Euros 1 million was approved at the general shareholders’ meeting of Grifols Viajes, S.A.. This contribution was made by Grifols, S.A., the shareholder holding 99.99% of the shares in which the Company’s share capital was divided at the date of the adoption of the agreement. On 30 March 2022, a capital increase of US Dollars 45.000 thousand was made in Grifols Egypt for Plasma Derivatives S.A.E., of which Grifols, S.A. contributed in US Dollars 22,050 thousand (Euros 19,818 thousand). As of December 31, 2022, the share capital amounts US Dollars 120,000 thousand. Both shareholders committed to contribute in future capital increases based on their ownership, until the subsidiary has a share capital of US Dollars 300,000 thousand. These increases will be done as far as the subsidiary requires it and with the approval of the shareholders. On 7 June 2022 and as part of the Group’s reorganization, Grifols S.A. acquired the 100% of the shares of Chiquito Acquisition Corporation to Grifols Worldwide Operations Ltd. for an amount of US Dollars 136,744 thousand (Euros 128,451 thousand). At the same date, Grifols S.A. performed a contribution in kind of these shares to Grifols Shared Services North America Inc for the same amount. On 25 April 2022, Grifols, S.A. concluded the acquisition of Biotest AG with the purchase of a direct and indirect participation of 70.18% of its share capital. Biotest AG is the parent company of Biotest Group, which is composed of 17 companies. The operation was structured as follows: - On 22 April 2022, Grifols, S.A. completed the voluntary takeover bid to the minority shareholders of Biotest AG, which ended with the acquisition of 24,71% of Biotest AG capital, through the acquisition of 1,435,657 ordinary shares (43 euros per share) and 8,340,577 preferred shares (37 euros per share) for a total amount of Euros 370,335 thousand. - On 25 April 2022, Grifols S.A. acquired 100% of the shares of Grifols Biotest Holdings GmbH (formerly Tiancheng (Germany) Pharmaceutical Holdings AG) for Euros 872,514 thousand. Additionally, it acquired a subordinated loan of Euros 218,004 thousand (see Note 15). This company holds a direct participation of 45.47% of the share capital of Biotest AG.

36 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) In 2022, it was registered an impairment of the investment in Grifols Brasil Ltda amounting Euros 9,229 thousand, Laboratorios Grifols, S.A. amounting Euros 55,325 thousand, Grifols Viajes, S.A. amounting Euros 923 thousand, Grifols Argentina, S.A. amounting Euros 856 thousand, Aigües Minerals de Vilajuïga, S.A. amounting Euros 1,313 thousand, Grifols Egypt for Plasma Derivatives (S.A.E.) amounting Euros 6,010 thousand, Grifols Escrow Issuer, S.A. amounting Euros 44,391 thousand, Grifols Middle East & Africa LLC. amounting Euros 661 thousand and Progenika Biopharma, S.A. amounting Euros 1,238 thousand. (a) Investments in Group companies Details of investments in Group companies are provided in Appendix II. Subsidiaries’ activities comprise the following: - Industrial activity: consisting of the manufacture, preparation and sale of therapeutic products and other pharmaceutical specialities, particularly hemoderivatives and parenteral solutions, reagents, chemical products for use in laboratories and healthcare centres, and medical-surgical materials, equipment and instruments; the collection and analysis of products of biological origin, and the procurement of human plasma. - Commercial activity: consisting primarily of the marketing of products manufactured by the industrial Group companies. - Service activity: comprising the management of business trips for Group companies, the preparation and implementation of engineering projects for both the Group and third parties, and the rendering of centralised services such as accounting, human resources, marketing, etc. This activity also includes the reinsurance of the Group’s insurance policies. The percentage ownerships included in Appendix II reconcile with the voting rights the Company has in its subsidiaries, except for: Grifols Thailand, Ltd. (48% ownership) and Grifols Malaysia Sdn Bhd (30% ownership), in which the Company has majority voting rights through the type of shares it holds in Grifols Thailand, Ltd and a contract entered into with the other shareholder and the pledging of this shareholder’s shares in Grifols Malaysia. (i) Foreign currency The functional currencies of foreign operations are the currencies of the countries in which they are domiciled, except for Grifols Worldwide Operations Limited, the functional currency of which is the US Dollar. (ii) Impairment testing At the end of the year, the Company assesses whether there are signs of impairment in each of the investments in group companies and associates. For investments in group companies and associates with signs of impairment, an estimate of the recoverable value is made, based on the present value of 5-year future cash flows approved by Management that are estimated to be received from each investment in its functional currency, discounted at a discount rate that includes the inherent risk, considering the net financial position and converting the euros at the closing exchange rate. When estimating the recoverable value, Management considered the gross margin based on the past performance and the current situation, the ongoing investments, and the national market performance expectations. Cash flows estimated as of the year in which stable growth in the financial investments has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the industry reports forecasts and the countries where the investee companies operate. For the investment in Shanghai RAAS Blood Products Co. Ltd. (hereinafter, SRAAS), on December 29, 2023, Grifols announced a Strategic Alliance and Share Purchase Agreement with Haier Group Corporation (Haier) for the sale of a 20% shareholding in SRAAS for an amount of RMB 12,500 million at a share price of RMB 9.405

37

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

According to the fair value implicit in the financial terms of the transaction with Haier, there is no impairment of the investment in SRAAS as of December 31, 2023. The market capitalization of Shanghai RAAS Blood Products Co. Ltd as of December 31, 2023, amounts to Yuan 53,164 million (Yuan 42,737 million as of December 31, 2022).

	Haier transaction agreed share price	31/12/2023	Share price on acquisition date
SRAAS share price	CNY 9.405	CNY 8.00	CNY 7.91

The key assumptions used in impairment testing of the equity investments for 2023 were as follows:

	Perpetual growth rate	Pre-tax discount rate
Grifols Australia Pty Ltd.	2.3%	10.9%
Grifols Nordic AB	2.1%	9.1%
Grifols UK, Ltd.	1.5%	11.2%
Kiro Grifols, S.L.	1.6%	12.0%
Laboratorios Grifols, S.A.	1.6%	11.3%
Progenika Biopharma, S.A.	1.6%	11.5%
Grifols Worldwide Operations Ltd.	2.0%	9.8%
Grifols Brasil Ltda	2.0%	20.2%
Grifols Egypt for Plasma Derivatives (S.A.E.)	2.0%	17.8%

The discount rate used reflects specific risks relating to the equity investments and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 10 years
- Market risk premium: premium based on market research
- Unlevered beta: average market beta
- Debt to equity ratio: average market ratio

Only for those investments in companies that, due to the specific nature of their activity do not have estimates of future cash flows, impairment has been calculated by comparing their equity value at the end of the year with the net book value of the investment.

In 2023, as a result of the impairment test performed, the Company recorded an impairment of the investments in:

	Thousand Euros	
Investment	Impairment	Reversal of impairment
Laboratorios Grifols, S.A.	-	5,864
Grifols Viajes, S.A.	87	-
Grifols Argentina, S.A.	12,500	-
Aigües Minerals de Vilajuïga, S.A.	1,269	-
Grifols Middle East & Africa LLC.	50	-
Progenika Biopharma, S.A.	-	1,238
Kiro Grifols, S.L.	6,766	-
Grifols Egypt for Plasma Derivatives (S.A.E.)	-	6,010
Total	**20,672**	**13,112**

(Continued on next page)

38

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In the current economic context, the reasonably possible changes considered for equity investments are a variation in the discount rate (+/-50bps), as well as in the estimated perpetual growth rate (+/-50bps), with independent analysis.

The reasonably possible changes in key assumptions considered by management in the calculation of the equity investments recoverable amount would cause their carrying amount to exceed the recoverable amount as follows:

Potential impairment	Perpetual growth rate -50bps	Pre-tax discount rate +50bps
Laboratorios Grifols, S.A.	3%	11%
Kiro Grifols, S.L.	8%	12%

(b) Other Information

The subsidiaries with direct and indirect participation, will be audited/reviewed by the associates of KPMG International in the countries in which they are domiciled, except for Grifols Argentina, S.A. (audited by Alexia Consulting group, S.R.L.), Kiro Grifols, S.L. (audited by LKS Auditores, S.L.P.), Grifols France S.A.R.L. (audited by Deloitte & Associés), Grifols Polska Sp. z.o.o. (audited by Deloitte Assurance Sp. z.o.o.) and Squadron Reinsurance Designated Activity Company (audited by Deloitte Dublin).

AlbaJuna Therapeutics, S.L., Albimmune, S.L., Aigües Minerals de Vilajuïga, S.A., Araclon Biotech, S.L, Biotest Framaceutica Ltda., Biotest France SAS, Grifols Biotest Holdings GmbH, Grifols Japan, K.K., Grifols Korea Co. Ltd, Grifols Pyrenees Research Center, S.L., Grifols Viajes, S.A. and Plasmavita Healthcare II GmbH have not been audited.

All the financial assets in investments in equity instruments of group companies and associates have been classified as financial assets at cost.

(14) Financial Assets by Category

(a) Classification of financial assets by category

The classification of financial assets by category and class and a comparison of the fair value and the carrying amount are provided in Appendix III.

(b) Net losses and gains by category of financial asset

Net losses and gains by category of financial asset are as follows:

	Thousand Euros	
2023	Financial asset at amortised cost	Total
Finance income at amortised cost, Group companies	369,527	**369,527**
Finance income at amortised cost	10,219	**10,219**
Net gains in profit and loss	379,746	**379,746**
	379,746	**379,746**

(Continued on next page)

39

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand Euros	
2022	**Financial asset at amortised cost**	**Total**
Finance income at amortised cost, Group companies	282,305	**282,305**
Finance income at amortised cost	8,905	**8,905**
Net gains in profit and loss	291,210	**291,210**
	291,210	**291,210**

(15) Investments and Trade Receivables

(a) Investments in Group companies

Details of investments in Group companies and related parties are as follows:

	Thousand Euros			
	2023		**2022**	
	Non-current	**Current**	**Non-current**	**Current**
Group				
Loans	7,231,679	13,076	7,144,755	103,269
Receivables, tax effect (Note 24)	-	29,179	-	14,771
Interest	-	5,629	-	4,993
	7,231,679	**47,884**	**7,144,755**	**123,033**

As of December 31, 2023, the Company has several loans with Group companies. The most significant loans are:

- Three subordinated loans with subsidiary entities that accrue interest at a market rate, with no due date established and an amount of Euros 3,412 million. The Company will not request the payment of these loans in the short term. One of them was signed during 2022 with Grifols Biotest Holdings GmbH and amounts Euros 218 million.
- Loans totaling Euros 3,833 million that accrue interest at a market rate (see Appendix III). The detail by maturity of these loans as of December 31, 2023 and 2022, is the following:

		Thousand Euros	
		2023	**2022**
Maturity	**Currency**	**Principal**	**Principal**
2023	Euros	-	103,269
2024	Euros	13,076	13,076
2025	Euros	1,850,932	1,850,932
2026	Euros	13,076	13,076
2027	Euros	1,955,667	1,855,667
		3,832,751	**3,836,020**

Interest correspond to the interests on the subordinated loans.

(Continued on next page)

40 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (b) Investments Details of investments are as follows: Non-current Current Non-current Current Other current financial assets 423 - 449 - Financial instruments derivatives (Note 16) 1,043 20,884 26,977 11,536 Deposits and guarantees 1,248 33 1,773 33 2,714 20,917 29,199 11,569 Thousand Euros 2023 2022 Financial instruments derivatives as of December 31, 2023 and 2022, includes mainly an exchange rate derivative through equity account with financial entities (see Note 16). As of 31 December 2023 and 2022, Euros 943 thousand of guarantees and deposits are associated with leases with Centurion Real Estate SOCIMI, S.A., a related party of Grifols S.A. (see Note 26). (c) Trade and other receivables Details of trade and other receivables are as follows: 2023 2022 Current Current Group Trade receivables (Note 26) 50,952 50,198 Related parties Other receivables (Note 26) 5,609 - Unrelated parties Trade receivables 581 833 Other receivables 274 1,068 Personnel 127 171 Taxation authorities, income tax (Note 24) 12,303 2,486 Public entities, other (Note 24) 10,027 18,113 79,873 72,869 Thousand Euros As of December 31, 2023, the balance of other receivables with other related parties for an amount of Euros 5,609 thousand is a balance to be reimbursed by D. Victor Grifols Roura. This balance has been settled in January 2024. Taxation authorities, income tax and Public entities, other, as of December 31, 2023 and 2022, corresponds almost fully to the reimbursement of the value added tax. The Company files consolidated VAT and income tax returns and is the head of the consolidation group.

41 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (d) Amounts denominated in foreign currencies Details of monetary financial assets denominated in foreign currencies are as follows: 2023 US Dollar Other Total Trade and other receivables Trade receivables – current 153 - 153 Trade receivables from Group companies and associates – current 3,328 100 3,428 Other receivables - - - Total current financial assets 3,481 100 3,581 Total financial assets 3,481 100 3,581 Thousand Euros 2022 US Dollar Other Total Trade and other receivables Trade receivables – current 159 - 159 Trade receivables from Group companies and associates – current 2,820 130 2,950 Other receivables 2 - 2 Total current financial assets 2,981 130 3,111 Total financial assets 2,981 130 3,111 Thousand Euros Details of exchange differences recognised in profit or loss on financial instruments, distinguishing between settled and outstanding transactions, are as follows: Settled Outstanding Settled Outstanding Trade and other receivables Trade receivables – current 18 (6) (14) 9 Trade receivables from Group companies – current (1,094) 1 546 (124) Cash and cash equivalents Cash (856) - (409) - Total current financial assets (1,932) (5) 123 (115) Total financial assets (1,932) (5) 123 (115) 2023 2022 Thousand Euros

42

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(16) Financial derivatives

The Company uses financial derivatives to hedge against the risk that the future cash flows are exposed. In 2022, the Company considered that the requirements detailed in Note 4, regarding the registration and valuation rules, have been fulfilled in order to classify the financial instruments detailed below as hedging instruments.

The Company performs an analysis to assess to what extent the changes in the cash flows of the hedging instrument would offset the changes in the cash flows of the hedged item attributable to the risk that is intended to be hedged. Taking this analysis into account, the Company determines the existence of the economic relationship and the coverage ratio.

At the year-end, the Company analyses the ineffectiveness and assesses whether an economic relationship continues to exist or whether the set hedge ratio is appropriate. The possible sources of ineffectiveness considered by the Company to determine the hedging relationship and the hedge ratio are:

- The hedging instrument and the hedged item have different start dates and trade dates.
- The underlying of the hedged item and the hedging instrument are not homogeneous.

a) Cash flow hedge

As of 31 December 2023, the Company held the following hedging instruments:

				Thousand Dollars	Thousand Euros			
							Hedging instrument fair value	
Hedged item	Hedging instrument	Hedged risk	Type	Notional value	Due date[1]	Ineffectiveness recognised in profit or loss	Asset[2]	Liability
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	150,000	2024	-	5,945	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	150,000	2024	-	5,940	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	200,000	2024	-	7,919	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	205,000	2024	(620)	-	7,712
Energy price	Energy swap	Energy price	Energy swap		2032	(21)	1,529	-
							21,333	7,712

(1) The maturity of the hedging instrument matches with the year when the cash flows are expected to occur and affect the profit and loss account.

(2) The balance sheet caption "Short-term derivatives" includes Euros 594 thousand corresponding to the initial cost that is accrued over the life of the instrument.

(Continued on next page)

43

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As of 31 December 2022, the Company held the following hedging instruments:

				Thousand Dollars	Thousand Euros			
							Hedging instrument fair value	
Hedged item	Hedging instrument	Hedged risk	Type	Notional value	Due date[1]	Ineffectiveness recognised in profit or loss	Asset[2]	Liability
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	150,000	2024	-	10,095	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	150,000	2024	-	10,091	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	200,000	2024	-	13,460	-
Liabilities issued in USD	Currency swap	USD/EUR exchange rate	USD purchase	205,000	2024	96	3,534	3,990
							37,180	**3,990**

(1) The maturity of the hedging instrument matches with the year when the cash flows are expected to occur and affect the profit and loss account.

(2) The balance sheet caption "Short-term derivatives" includes Euros 1,333 thousand corresponding to the initial cost that is accrued over the life of the instrument.

The breakdown of the amounts recorded in equity and in the profit or loss account in 2023 and 2022 are as follows:

	Thousand Euros	
	2023	2022
Income and expense recognised directly in equity	15,175	(16,632)
Amounts transferred to the income statement		
Recycling of interest expense	1,150	6,671
Hedging reversal	1,520	721
Recycling of exchange rate differences	(16,799)	4,461

As of December 31, 2023 and 2022, cash flow hedges with their notional or contractual values, and their fair values, were as follows:

	Thousand Dollars	Thousand Euros		
	Notional value	2024	2025	Net fair value
Interest rate and/or currency swaps:				
Cash flow hedges	705,000	12,092	-	12,092
	705,000	**12,092**	**-**	**12,092**

	Thousand Dollars	Thousand Euros		
	Notional value	2023	2024	Net fair value
Interest rate and/or currency swaps:				
Cash flow hedges	705,000	10,203	22,987	33,190
	705,000	**10,203**	**22,987**	**33,190**

(Continued on next page)

44 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Cross-currency swaps The loan signed with the Group company, Grifols Escrow Issuer, S.A. amounting to US Dollars 687.4 million and maturing in October 2028, was hedged through currency swaps that convert the face value of the loan and the interest to be settled from US Dollars to Euros. During 2023, the hedge item has changed to the senior unsecured notes in US Dollars absorbed in the merger with Grifols Escrow Issuer, S.A. (see Note 5). The characteristics of the financial derivatives are as follows: On 28 June 2022 the Company entered into a fixed-for-fixed currency swap agreement with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 194 million with an interest rate of 3.10%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 205 million with an interest rate of 4.75%. On 5 October 2021 the Company entered into a fixed-for-fixed currency swap agreement with some financial entities with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 173 million with an interest rate of 3.78%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 200 million with an interest rate of 4.75%. On 5 October 2021 the Company entered into two fixed-for-fixed currency swap agreements with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 259 million with an interest rate of 3.59%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 300 million with an interest rate of 4.75%. Regarding the financial derivative agreement dated on October 5, 2021, it was considered as a hedge instrument on 21 April 2022, being treated previously as a financial asset at fair value with changes in the profit or loss account. Up to that date, the impact on the profit or loss account of the fair value variations of such instrument amounted to an income of 16,646 thousand Euros, recorded under the disclosure "Fair value adjustments recognized in profit and loss" in the attached profit and loss statement. Energy swaps At the beginning of the 2023, the Company has entered into a hedge for the variation in the price of electricity. This contract has been entirely used to hedge the purchase price of electric energy against potential market price increases. The derivatives hedging the energy price meet the requirements for hedge accounting, and therefore, variations in the value of this financial instrument are recorded (net of taxes) in equity. (17) Non- currents assets held for sale On December 29, 2023, Grifols reached an agreement with Haier Group Corporation ("Haier") for the sale of a 20% equity stake in Shanghai RAAS (SRAAS) for an amount of RMB 12,500 million (approximately US Dollars 1,800 million), retaining a 6.58% stake in SRAAS. The completion of the transaction is subject to relevant regulatory approvals and confirmatory due diligence by the buyer. Both parties estimate that the closing of the transaction will occur in June 2024, although it could be postponed in the event that any regulatory approval is outstanding at that date. As part of the agreement with Haier, the parties agreed that Grifols will maintain a director on the Board of Directors of SRAAS. Grifols and SRAAS will modify the Exclusive Distribution Agreement with SRAAS to supply larger quantities of Albumin human serum in the Chinese market, to extend its current duration for an initial period of 10 years (until 2034), with SRAAS having the option to extend said term by an additional period of 10 years. Grifols and the buyer agree not to transfer any part of their shares in SRAAS for a period of 3 years after the closing of the transaction.

45 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Additionally, Grifols, S.A. commits to: - The achievement of an aggregate EBITDA in the group company Grifols Diagnostic Solutions (GDS) of US Dollars 850 million for the period 2024-2028 and if that EBITDA is not met, Grifols will compensate SRAAS with 45% of the remaining amount until reach that total amount. As of the preparation date of these half-year financial report, no impact is expected for the Company associated with this commitment. - The distribution of 50% of the distributable profit in GDS to GDS shareholders in the period 2024-2028. - Transfer to Haier the exercise of the voting rights relating to the 6.58% of shares in SRAAS that Grifols retains. With this operation, Grifols maintains its presence in China, continues with its commercial agreements with SRAAS, and at the same time, fulfils its deleveraging commitment. As of December 31, 2023, the amount equivalent to 20% of the stake in SRAAS, which amounts to Euros 1,360 million, has been reclassified to the caption Non-current assets held for sale, given that Grifols has a firm commitment to sell said participation and that its sale is considered highly probable in application of NRV 7th . This reclassification has not had an impact on the income statement as of December 31, 2023, because the sales price less costs is higher than the book value. Likewise, the sale of said participation has not been considered as discontinued operations because it does not represent a business division, or a significant separated geographical area of operations. As of the date of preparation of these financial statements, the closing of the sale of the 20% investment in SRAAS is pending approval by the competition authorities. (18) Prepayments As of December 31, 2023 and 2022, prepayments include mainly insurance premium and maintenance prepayments. (19) Equity Details of equity and movement during the year are shown in the statement of changes in equity. (a) Capital As of December 31, 2023 and 2022, the share capital of Grifols S.A. amounts to Euros 119,603,705 and is represented by: - Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series, and which are ordinary shares of the Company. - Class B shares: 261,425,110 non-voting preference shares of Euros 0.05 par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. The main characteristics of the Class B shares are as follows: • Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share provided that the aggregate preferred dividend does not exceed the distributable profits of that year and, subject, according to the commercial law, to the approval of the distribution of dividends by the Company’s shareholders. This preferred dividend is not cumulative if sufficient distributable profits are not obtained in the period. • Each Class B share holder is entitled to receive, in addition to the above-mentioned preferred dividend, the same dividends and other distributions as for one Grifols, S.A. ordinary share.

46 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) • Each Class B share entitles the holder to its redemption under certain circumstances, if a takeover bid for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in the bid on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the bid is addressed. • In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of the Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. In addition to the Class B liquidation preference amount, each holder is entitled to receive the same liquidation amount that is paid for each ordinary share. These shares are freely transferable. The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests higher than 10% with voting rights as of December 31, 2023 and 2022. (b) Share premium This reserve is freely distributable. (c) Reserves Details of reserves and movement during the year are shown in Appendix IV. During 2022 the Company settled the 2020 RSU plan causing an increase of Euros 2,187 thousand in reserves. In 2023 the Company has settled the 2021 RSU plan leading to a rise of Euros 2,506 thousand in reserves. (i) Legal reserve The legal reserve has been appropriated in compliance with article 274 of the Spanish Companies Act, which requires that companies transfer 10% of profits for the year to a legal reserve until this reserve reaches an amount equal to 20% of share capital. As of December 31, 2023 and 2022, the legal reserve represents 20% of share capital. The legal reserve is not distributable to shareholders and if it is used to offset losses, in the event that no other reserves are available, the reserve must be replenished with future profits. (ii) Treasury stock and reserve for Company shares As of December 31, 2023, the Company held Class B treasury stock equivalent to 1.2% of its capital (1.3% of its capital as of December 31, 2022. Movement in Class A treasury stock during 2023 and 2022 has been as follows: Thousand Euros Euros Balance at 1 January 2022 3,944,430 89,959 - Balance at 31 December 2022 3,944,430 89,959 - Balance at 31 December 2023 3,944,430 89,959 - Number of Class A shares Nominal Average acquisition value

47 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Movement in Class B treasury stock during 2023 and 2022 has been as follows: Thousand Euros Euros Balance at 1 January 2022 5,070,530 74,229 - Acquisitions of Class B shares 500,000 3,459 6.92 Disposals of Class B shares (370,746) (5,427) - Balance at 31 December 2022 5,199,784 72,261 - Disposals of Class B shares (681,585) (9,472) - Balance at 31 December 2023 4,518,199 62,789 - Number of Class B shares Nominal Average acquisition value During 2022 the Group delivered 370,746 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 142,952 were given to Company employees (see Note 28). During 2023 the Group delivered 681,585 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 50,784 were given to Company employees (see Note 28). (iii) Differences on redenomination of capital to Euros This reserve is not distributable. (iv) Voluntary reserves These reserves are freely distributable. (d) Other own equity instruments In this caption is recorded the outstanding amount for employee remuneration linked to the stock value and settled in equity instruments (see details in Note 28). (20) Other Provisions, Other Guarantees with Third Parties and Other Contingent Liabilities (a) Contingencies Contingent liabilities for bank and other guarantees are disclosed in Note 22. The Company does not expect any significant liabilities to arise from these guarantees. (b) Commitments with employees The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2023 amounted to Euros 207 thousand (Euros 206 thousand for 2022). In the event of a takeover, the Company has agreements with 16 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary. The Company has three contracts with 4 members of Senior management who will receive a termination benefit ranging from one to two years’ salary, depending on the circumstances.

48

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(c) Guarantees

As of December 31, 2023 and 2022, the Company is guarantor in several contracts signed by its directly or indirectly participated companies, in the normal course of operations. As of December 31, 2023 and 2022, no liability associated with such guarantees is expected to arise. In particular, Grifols, S.A. acts as guarantor of the commitments acquired by a Group entity for the purchase of the 28 plasma centers to a third independent party (ImmunoTek) by an amount of US Dollars 590 million as of December 31, 2023 (US Dollars 634 million as of December 31, 2022). Grifols, S.A., through its subsidiary Grifols Shared Services North America, LLC. acts as guarantor for five plasma center lease agreements held by ImmunoTek that are not subject to this collaboration agreement up to an amount of US Dollars 50 million.

In March 2019, Grifols entered into a share exchange agreement with Shanghai RAAS Blood Products Co. Ltd. (SRAAS), through which Grifols would deliver 90 shares of its US subsidiary Grifols Diagnostic Solutions Inc. (GDS) (representing 45% of the economic rights and 40% of the voting rights), and in exchange would receive 1,766 million of SRAAS shares. The agreement included a contingent consideration in the form of a minimum guarantee equivalent to the product of: (i) the difference between the accumulated EBITDA from 2019 to 2023 and US Dollars 1,300 million, and (ii) the percentage of SRAAS's participation in GDS (45%). Both at the initial moment and in each fiscal year, the fair value of the financial liability has been nil, and in the year 2023, there has been no settlement for this contingent consideration.

(d) Other commitments

On July 29, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization ("NSPO") through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. Given that the option price has been set at a value similar to the fair value of the new entity, the options do not have a significant value. As of December 31, 2023, no amount has been recognized for these options as they are not significant.

(21) Financial Liabilities by Category

(a) Classification of financial liabilities by category

The classification of financial liabilities by category and class and a comparison of the fair value with the carrying amount are provided in Appendix V.

(b) Net losses and gains by financial liability category

Net losses and gains by financial liability category are as follows:

	Thousand Euros	
2023	**Financial liabilities at amortised cost**	**Total**
Finance costs at amortised cost, third parties	(235,087)	**(235,087)**
Finance costs at amortised cost, Group companies	(302,222)	**(302,222)**
Net losses in profit and loss	(537,309)	**(537,309)**
	(537,309)	**(537,309)**

(Continued on next page)

49

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2022	Thousand Euros Financial liabilities at amortised cost	Total
Finance costs at amortised cost, third parties	(108,132)	**(108,132)**
Finance costs at amortised cost, Group companies	(293,853)	**(293,853)**
Net losses in profit and loss	(401,985)	**(401,985)**
	(401,985)	**(401,985)**

(22) Payables and Trade Payables

(a) Group companies and associates

Details of Group companies and associates are as follows:

	Thousand Euros			
	2023		2022	
	Non-current	Current	Non-current	Current
Group				
Payables	4,673,555	19,955	6,419,171	60
Payables, tax effect (Note 24)	-	16,991	-	21,400
Interest	-	27,753	-	40,260
	4,673,555	**64,699**	**6,419,171**	**61,720**

During 2022, Grifols, S.A. formalized a loan with the group company Grifols Escrow Issuer, S.A. in two tranches for an amount of Euros 1,366 million and US Dollars 687 million with maturity date 2028 and an annual interest of 3.875% and 4.75% respectively. During 2023, this loan has been cancelled as a result of the merger with Grifols Escrow Issuer, S.A., see Note 5.

Details of payables to Group companies do not include trade payables to Group companies, details of which are provided in section d) of this Note.

(b) Payables

Details of payables are as follows:

	Thousand Euros			
	2023		2022	
	Non-current	Current	Non-current	Current
Unrelated parties				
Promissory notes	4,571,059	30,170	2,556,641	12,554
Loans and borrowings	1,308,026	59,924	1,340,473	50,887
Interest	-	8,618	-	10,012
Finance lease payables (Note 9)	27	25	52	391
Financial instruments derivatives (Note 16)	-	7,712	3,990	-
Payables	213	521	576	942
	5,879,325	**106,970**	**3,901,732**	**74,786**

(Continued on next page)

50

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(i) Promissory notes – Senior notes

On 18 April 2017, Grifols, S.A., issued Euros 1,000 million of Senior Unsecured Notes that will mature in 2025 and bear an annual interest rate of 3.20%. On 2 May 2017 the Notes were admitted to listing on the Irish Stock Exchange.

On 15 November 2019, as part of Group's debt refinancing process, Grifols, S.A. closed the issuance of Euros 1,675 million of Senior Secured Notes segmented in two notes of Euros 770 million and Euros 905 million. These Notes will mature in 2027 and 2025 and bear an annual interest rate of 2.25% and 1.625%, respectively. The Notes were admitted to listing on the Irish Stock Exchange. On 2 December 2021, Grifols, S.A. announced a cash tender offer of 100% of the principal amount plus the accrued and unpaid interests of the Senior Secured Notes up to the equivalent in Euros of US Dollars 110,317 thousand. The agreement with the bondholders was closed in January 2022. The Notes have been issued by Grifols S.A. and are guaranteed on a senior secured basis by subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the new credit contract (New Credit Facilities). The guarantors are Grifols Worldwide Operations Limited, Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Talecris Plasma Resources, Inc.., Grifols Therapeutics, Inc., Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, Llc. and Grifols International, S.A.

As of January 1, 2023, following the merger with Grifols Escrow Issuer, S.A. (see Note 5), two unsecured senior corporate bonds with a total value of Euros 1,400 million and US Dollars 705 million have been incorporated. These bonds will mature in 2028 and bear an annual interest rate of 3.875% and 4.75%, respectively.

The detail by maturity of the principal as of December 31, 2023 and 2022, is the following:

			Thousand Euros	
			2023	2022
	Maturity	Currency	Principal	Principal
Senior Unsecured Notes	2025	Euros	1,000,000	1,000,000
	2028	Euros	1,400,000	-
	2028	USD	638,009	-
Senior Secured Notes	2025	Euros	837,856	837,856
	2027	Euros	739,609	739,609
		Total	**4,615,474**	**2,577,465**

(ii) Loans and borrowings

Between 2017 and 2018, Grifols, S.A. obtained two loans from the European Investment Bank amounting Euros 85,000 thousand each one, that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of two years. As of December 31, 2023, the carrying amount of the loans obtained from the European Investment Bank totalled Euros 95,625 thousand (Euros 116,875 thousand as of December 31, 2022).

Senior Secured Debt

On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. For Grifols, S.A. the new senior debt consists of a Term Loan B ("TLB"), which amounts to Euros 1,360 million with a margin of 2.25% over Euribor, maturity in 2027 and quasi-bullet repayment structure.

(Continued on next page)

51 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) The detail by maturity of the principal as of December 31, 2023 and 2022, is the following: 2023 2022 Maturity Currency Principal Principal 2023 Euros - 3,269 2024 Euros 13,076 13,076 2025 Euros 13,076 13,076 2026 Euros 13,076 13,076 2027 Euros 1,216,058 1,216,058 Total 1,255,286 1,258,555 Thousand Euros As of December 31, 2023, the Tranche B in US Dollars obtained by Grifols Worldwide Operations USA, Inc. amounting Euros 2,088,578 thousand, and the revolving loan obtained by Grifols Worldwide Operations Ltd. amounting Euros 360,249 thousand, are guaranteed by Grifols, S.A. and other group companies, that together with Grifols, S.A. represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. As of December 31, 2023 and 2022, the Group complies with the covenants in the contract. (c) Other information on payables (i) Main characteristics of payables The terms and conditions of loans and payables are provided in Appendix VII. Non-current and current promissory notes are presented net of loan arrangement costs. As of December 31, 2023, these costs amount to Euros 44,415 thousand (Euros 20,824 thousand as of December 31, 2022). Non-current and current loans and borrowings are presented net of loan arrangement costs. As of December 31, 2023, these costs amount to Euros 11,464 thousand (Euros 14,330 thousand as of December 31, 2022). Additionally to the guarantees disclosed in section b) of this Note, the Company has extended guarantees to banks on behalf of Group companies for Euros 654 million as of December 31, 2023, (Euros 670 million as of December 31, 2022). (d) Trade and other payables Details of trade and other payables are as follows: 2023 2022 Current Current Group Suppliers (Note 26) 9,731 9,235 Related parties Suppliers (Note 26) 2,675 4,757 Unrelated parties Suppliers 66,690 54,055 Personnel 29,249 11,541 Public entities, other (Note 24) 4,091 3,399 112,436 82,987 Thousand Euros

52
GRIFOLS, S.A.
Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(e) Classification by maturity

The classification of financial liabilities by maturity is included in Appendix VI.

(f) Amounts denominated in foreign currencies

The Euro value of monetary financial liabilities denominated in foreign currencies is as follows:

	Thousand Euros				
	2023				
	US Dollar	Chinese Yuan	Brazilian Real	Other currencies	Total
Non-current payables					
Promissory notes	638,009	-	-	-	**638,009**
Total non-current liabilities	638,009	-	-	-	**638,009**
Current payables					
Promissory notes	6,314	-	-	-	**6,314**
Group companies and associates, current	19,956	-	-	-	**19,956**
Trade and other payables					
Suppliers	16,460	-	1	77	**16,538**
Suppliers, Group companies	2	298	308	61	**669**
Total current liabilities	42,732	298	309	138	**43,477**
Total financial liabilities	**680,741**	**298**	**309**	**138**	**681,486**

	Thousand Euros				
	2022				
	US Dollar	Chinese Yuan	Brazilian Real	Other currencies	Total
Group companies and associates, non-current	644,536	-	-	-	**644,536**
Total non-current liabilities	644,536	-	-	-	**644,536**
Current payables					
Other financial liabilities	144	-	-	-	**144**
Group companies and associates, current	5,471	-	-	-	**5,471**
Trade and other payables					
Suppliers	1,810	-	1	54	**1,865**
Suppliers, Group companies	92	218	292	78	**680**
Total current liabilities	7,517	218	293	132	**8,160**
Total financial liabilities	**652,053**	**218**	**293**	**132**	**652,696**

(Continued on next page)

53 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) Details of exchange differences recognised in profit or loss on financial instruments, distinguishing between settled and outstanding transactions, are as follows: Settled Outstanding Settled Outstanding Non- Current payables Promissory notes - 571 - - Group companies and associates, non-current 810 - 12,795 - Total non-current liabilities 810 571 12,795 - Current payables Promissory notes 866 (222) - - Loans and borrowings (377) - (326) - Group companies and associates, current 142 529 (1,229) 299 Trade and other payables Current payables to suppliers (149) 391 (496) 167 Current group payables to suppliers 17 30 (2,000) - Total current liabilities 499 728 (4,051) 466 Total financial liabilities 1,309 1,299 8,744 466 Thousand Euros 2023 2022 (g) Other guarantees to group companies and associates In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland). (23) Late Payments to Suppliers. "Reporting Requirement". Second Additional Provision of Law 31/2014 of 4 December 2014 In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed: 2023 2022 Weighted average maturity period 61 56 Ratio of payments 61 57 Ratio of outstanding invoices 55 50 2023 2022 Total payments 303,671 306,701 Outstanding invoices 29,399 35,957 Days Thousand Euros

54

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Detailed information about the invoices paid in a shorter period than the maximum established by the aforementioned Law is as follows:

	2023	2022
Payments monetary value (thousand Euros)	188,873	178,718
Percentage over the total monetary value paid to suppliers	62%	58%
Number of invoices paid	4,861	5,276
Percentage of the total number of invoices paid to suppliers	25%	25%

(24) Taxation

Details of balances with public entities are as follows:

	Thousand Euros			
	2023		2022	
	Non-current	Current	Non-current	Current
Assets				
Deferred tax assets	49,593	-	9,150	-
Current tax assets	-	12,303	-	2,486
Value added tax and similar taxes	-	10,027	-	18,113
	49,593	**22,330**	**9,150**	**20,599**
Liabilities				
Deferred tax liabilities	4,907	-	2,580	-
Social Security	-	1,266	-	1,265
Withholdings	-	2,825	-	2,134
	4,907	**4,091**	**2,580**	**3,399**

Details by company of intercompany receivables and payables resulting from the tax effect of filing consolidated tax returns are as follows:

	Thousand Euros	
	2023	2022
	Current	Current
Receivables (Note 15)		
Instituto Grifols, S.A.	21,796	8,067
Biomat, S.A.	38	44
Grifols International, S.A.	1,350	1,082
Grifols Movaco, S.A.	5,500	4,776
Grifols Viajes, S.A.	95	80
Grifols Engineering, S.A.	400	275
Gripdan Invest, S.L	-	447
	29,179	**14,771**

(Continued on next page)

55 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) 2023 2022 Current Current Payables (Note 22) Biomat, S.A. 376 427 Grifols Viajes, S.A 16 25 Instituto Grifols, S.A. 6,612 10,372 Laboratorios Grifols, S.A. 2,985 3,263 Grifols Movaco, S.A 589 492 Albimmune, S.L. 138 - Grifols Engineering, S.A. 294 396 Grifols International, S.A. 618 257 Aigües Minerals de Vilajuïga, S.A. 130 141 Diagnostic Grifols, S.A. 3,080 4,654 Araclon Biotech, S.L. 2,153 1,129 Grifols Escrow Issuer, S.A. - 244 16,991 21,400 Thousand Euros Balances receivable and payable as of December 31, 2023 and 2022, comprise accrued income tax and value added tax. The Company has the following main applicable taxes open to inspection by the Spanish taxation authorities: Tax Years open to inspection Income tax 2017-2023 Value added tax 2018-2023 Personal income tax 2018-2023 Capital gains tax 2019-2023 Tax on Economic Activities 2020-2023 Social Security 2020-2023 Non-residents 2018-2023 Customs duties 2020-2023 Years open to tax inspection: Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed. In 2022 Grifols, S.A., was notified of an inspection for corporate income tax from 2017 to 2019 and VAT and withholding tax from 2018 to 2019. The Company management does not expect any significant liability to derive from these inspections.

56 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (a) Income tax The Company files consolidated tax returns with Instituto Grifols, S.A., Laboratorios Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Grifols Engineering, S.A., Grifols Viajes, S.A., Araclon Biotech, S.L., Aigües Minerals de Vilajuïga S.A. and Biotest Medical, S.L.U. Law 38/2022 has incorporated a temporary measure with effect for tax periods beginning in 2023, limiting the amount of the individual tax losses of each of the entities comprising the tax group for corporate income tax purposes by 50%. As of December 31, 2023, the amount recognized in deferred tax assets as a result of this limitation was Euros 37,462 thousand. In the following tax periods, this deferred asset will be integrated into the tax base in equal parts in each of the following ten tax periods beginning on January 1, 2024. From tax year 2024, the deferred asset recognized for Euros 37,462 thousand, will be reverted over the next 10 years at a rate of Euros 3,746 thousand annually. In 2021, the OECD published the Model Rules of Pillar 2 to address tax challenges arising from the digitization of the economy. This international tax system reform tackles the geographical allocation of profits for tax purposes and is designed to ensure that multinational enterprises are subject to a minimum effective tax rate of 15%. On December 15, 2022, the Council of the European Union formally adopted the European Directive on Pillar 2. It is expected that EU member states will transpose the Directive into their domestic legislation by the end of 2023. As of December 31, 2023, Spain has approved the Draft Law that transposes the European Directive to ensure a global minimum taxation of 15% for multinational corporations. This legislation will apply prospectively to accounting periods beginning on January 1, 2024. On May 23, 2023, the International Accounting Standards Board (IASB) published the International Tax Reform - Second Pillar Model Rules. Proposed amendments to IAS 12, which will be applicable for accounting periods starting from January 1, 2023. The amendments to IAS 12 provide for a mandatory temporary exemption in recognizing deferred tax balances resulting from the implementation of Pillar 2 legislation. The Group has developed an accounting policy consistent with the amendments to IAS 12, whereby the Group does not record adjustments to deferred tax assets and liabilities arising from the introduction of the minimum effective tax rate of 15%. In developing this accounting policy, the Group has also adopted the exemption provided in paragraph 98M of the amendments to IAS 12 to avoid providing detailed information on the modifications for transitional periods beginning on January 1, 2023. As of December 31, 2023, the Group continues to assess the implications of Pillar 2 reforms, including quantifying the impact on current tax due to the approval of the regulations. The assessment of potential exposure to Pillar 2 income taxes is based on the most recent tax returns, country-by-country reports, and financial statements of the Group's constituent entities. According to the assessment, effective tax rates of Pillar 2 in most jurisdictions where the Group operates are above 15%. However, there are a limited number of jurisdictions where the safe harbor transitional exemption does not apply, and the effective tax rate of Pillar 2 is close to 15%. The Group does not expect significant exposure to Pillar 2 income taxes in those jurisdictions. A reconciliation of net income and expenses for the year with the taxable income is provided in Appendix VIII. The relationship between the tax income and accounting profit for the year is shown in Appendix IX.

57

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the tax income recognised in the income statement are as follows:

	Thousand Euros	
	2023	2022
Current tax		
Current year	(43,408)	(50,065)
	(43,408)	(50,065)
Deferred tax		
Source and reversal of temporary differences		
Property, plant and equipment	(302)	(36)
Limitation on the offsetting of tax losses	(37,462)	-
Others	(1,594)	1,157
	-	
Deductions generated	(1,473)	(2,277)
Deductions applied	6,139	1,923
Adjustment of deductions in prior years	(202)	27
Other corporate income tax expenses	(273)	701
Non-deductible provisions	7,000	7,000
	(71,575)	**(41,570)**

Details of deferred tax assets and liabilities by type of asset and liability are as follows:

	Thousand Euros					
	Assets		Liabilities		Net	
	2023	2022	2023	2022	2023	2022
Property, plant and equipment	33	61	(3,662)	(960)	(3,629)	(899)
Limitation on the offsetting of tax losses	37,462	-	-	-	37,462	-
Grants	-	-	-	(26)	-	(26)
Restricted share unit retention plan	1,122	-	-	-	1,122	-
Provisions	7,544	1,195	-	-	7,544	1,195
Derivatives	-	-	(1,245)	(1,594)	(1,245)	(1,594)
Rights to tax deductions and credits	3,432	7,894	-	-	3,432	7,894
Total assets/liabilities	**49,593**	**9,150**	**(4,907)**	**(2,580)**	**44,686**	**6,570**

Grifols, S.A estimates that the total of rights to tax deductions and credits recognized in the balance as of December 31, 2023, will recover within 10 years.

In accordance with prevailing tax legislation in Spain, share-based payments to employees are income tax deductible for the intrinsic amount of the share options when they are exercised, thus giving rise to a deductible temporary difference for the difference between the amount the taxation authorities will admit as a future deduction and the zero carrying amounts of the share-based payments. At the close of the reporting period, the Company estimates the future tax deduction based on the price of the shares at that time. The amount of the tax deduction is recognised as current or deferred income tax with a balancing entry in the income statement.

(Continued on next page)

58

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of deferred tax assets and liabilities that are expected to be realised or reversed in periods exceeding 12 months are as follows:

	Thousand Euros	
	2023	2022
Deferred tax assets relating to temporary differences	34,167	609
Total assets	34,167	609
Deferred tax liabilities	4,184	29
Net	**29,983**	**580**

(b) Value added tax

Since 1 January 2008, the Company has filed consolidated tax returns with Instituto Grifols, S.A., Laboratorios Grifols, S.A, Diagnostic Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Grifols Engineering, S.A., Grifols Viajes, S.A., Aigües Minerals de Vilajuïga, S.A. and Araclón Biotech, S.L.

(25) Environmental Information

Details as of December 31, of property, plant and equipment used to minimise the Company's impact on the environment are as follows:

	Thousand Euros		
	2023		
Description	**Cost**	**Accumulated depreciation**	**Net**
Sewage treatment	114	(104)	10
Water saving	330	(317)	13
Electricity saving	2,193	(1,447)	746
Waste management	583	(393)	190
Others	3,041	(1,011)	2,030
	6,261	**(3,272)**	**2,989**

	Thousand Euros		
	2022		
Description	**Cost**	**Accumulated depreciation**	**Net**
Sewage treatment	124	(112)	12
Water saving	330	(316)	14
Electricity saving	2,077	(1,425)	652
Waste management	516	(366)	150
Others	2,108	(778)	1,330
	5,155	**(2,997)**	**2,158**

Environmental expenses amounted to Euros 262 thousand in 2023 (Euros 265 thousand in 2022).

(Continued on next page)

59 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (26) Related Party Balances and Transactions (a) Related party balances Details of balances receivable from and payable to Group companies and related parties and the main characteristics are disclosed in Notes 15 and 22. Details of balances by category are provided in Appendix X. (b) Related party transactions Details of the Company’s transactions with related parties are provided in Appendix XI. Services are normally negotiated with Group companies to include a mark-up of between 5% and 10%. The Company contributes 0.7% of pre-tax consolidated profits for each year to a non-profit organisation. Transactions with other related parties are conducted at arm’s length. (c) Information on the Company's directors and senior management personnel In 2023 the independent members of the Company’s board of directors accrued Euros 825 thousand in their capacity as such (Euros 963 thousand in 2022). In 2023, the proprietary director’s total accrued remuneration amounted to Euros 965 thousand (Euros 965 thousand in 2022). The members of the Company’s board of directors who have a labour relationship with the Company and senior management personnel accrued Euros 5,328 thousand and Euros 17,046 thousand, respectively (Euros 2,500 thousand and Euros 6,201 thousand in 2022). Members of the board of directors have not received any loans or advances nor has the Company extended any guarantees on their behalf. The Company has no pension or life insurance obligations with its former or current directors or senior management personnel. In addition, termination benefit commitments are in place for certain Company directors and senior management personnel (see Note 20). During 2023, the Company has paid insurance premiums for civil liability of directors amounting to Euros 1,113 thousand (Euros 1,216 thousand in 2022). (d) Conflicts of interest concerning the directors The directors of the Company and their related parties have had no conflicts of interest requiring disclosure in accordance with article 229 of the Revised Spanish Companies Act. (27) Income and Expenses (a) Revenues Details of revenues by category of activity and geographical market are shown in Appendix XII.

60 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (b) Supplies Details of other supplies used are as follows: (c) Employee benefits expense and provisions Details of employee benefits expense are as follows: 2023 2022 Employee benefits expense Social Security payable by the Company 13,378 12,315 Defined contribution plan contributions 207 206 Other employee benefits expenses 2,510 2,673 Provisions - 152 16,095 15,346 Thousand Euros (28) Employee Information The average headcount of the Company, distributed by department, is as follows: 2023 2022 Technical area 156 137 Administration and other 567 586 General management 75 81 798 804 Number 2023 2022 Other supplies used Purchases of spare parts 5,555 8,889 Change in inventories (1,311) (1,815) 4,244 7,074 Thousand Euros

61

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As of December 31, 2023 and 2022 the distribution by gender of Company personnel and the members of the board of directors is as follows:

	Number			
	2023		2022	
	Female	Male	Female	Male
Directors	4	7	4	8
Technical area	112	41	112	42
Administration and other	188	368	207	418
General management	41	36	42	33
	345	**452**	**365**	**501**

As of December 31, 2023, Senior Management employees are included in the Administration and other category (3 men and 1 woman) and in the General management category (6 men and 1 woman). As of December 31, 2022, Senior Management employees are included in the Technical Area category (1 woman), in the Administration and other category (1 man and 1 woman), and in the General management category (6 men and 1 woman).

The average number of Company employees with disability rating of more than 33% distributed by department, is as follows:

	Number	
	2023	2022
Technical area	3	2
Administration and other	9	12
General management	1	1
	13	**15**

Remuneration to employees referenced to the share value:

- Remuneration plan referenced to the value of the share settled in equity instruments / RSUs

  For the annual bonus, the Group established a Restricted Stock Plan (hereinafter RSU) for certain employees. With this plan, the employee can choose to receive up to 50% of their annual bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Company will match it with an additional contribution of 50% in RSU. Grifols Class B shares and Grifols ADS are valued as of the date the bonus is granted. If an eligible employee leaves the company or is terminated before the vesting period, he or she will not be entitled to the additional RSUs. These RSUs will have a vesting period of 2 years and 1 day and will subsequently be exchanged for Grifols Class B Shares or ADS (American Depositary Share representing 1 Class B Share).

  During 2022, the Company settled the 2020 RSU plan in the amount of Euros 8,128 thousand, of which Euros 3,175 thousand correspond to Grifols S.A. employees. During 2023, the Company settled the 2021 RSU plan in the amount of Euros 2,464 thousand, of which Euros 666 thousand correspond to Grifols S.A. employees.

  This commitment is recognized as an equity instrument as it is settled in shares. The accumulated value recognized in Other equity instruments as of December 31, 2023, is Euros 5,696 thousand (Euros 7,303 thousand as of December 31, 2022).

(Continued on next page)

62

GRIFOLS, S.A.

Notes to the Half-year financial report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Remuneration plan referenced to the value of the share settled in equity instruments / Stock options

In May 2023, the Board of Directors has approved a long-term incentive plan based on the granting of stock options for certain executive directors, members of senior management of Grifols and its subsidiaries. The plan is valid for four years for each beneficiary, from the date of entry into force where, 40% of the options granted will be consolidated (provided that the conditions for their consolidation are met) at the end of the second year of the plan and the remaining 60% will be consolidated (provided that the conditions for its consolidation are met) at the end of the fourth year of the plan. A maximum of 4,020,000 share options will be granted, which represent the right to acquire 4,020,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for consolidation of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, the settlement is subject to compliance with specific, predetermined and quantifiable objectives, related to metrics. financial and non-financial, in order to reward the creation of value through the achievement of the objectives set in the plan. The Company will allocate the shares that it currently owns in treasury stock or that it may own to cover the needs of the plan.

This commitment is recognized as an equity instrument as it is settled in shares. The accumulated value recognized in Other equity instruments as of December 31, 2023, is Euros 2,586 thousand.

Settlement date	Number of shares assigned	Unitary fair value (euros)
2025	1,148,000	3.05
2027	1,722,000	2.85

Additionally, there is a special remuneration plan linked to the stock value settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share, expiring in 2024 and 2025.

Settlement date	Number of shares assigned	Unitary fair value (euros)
28/02/2024	180,000	2.39
22/02/2025	700,000	1.08
28/02/2025	270,000	2.19

- Remuneration plan referenced to the value of the share settled in cash

In May 2023, the Board of Directors of Grifols, S.A. has approved a new long-term incentive plan based on restricted stock units (RSU) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be liquidated at the end of the second year of the plan and the remaining at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols as of the date of liquidation of the plan and, in addition, said liquidation is subject to compliance with performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of Class A shares during the five (5) business days prior to settlement.

As of December 31, 2023, the accumulated value recognized as liability amounts to Euros 1,610 thousand and is included in the caption "Trade creditors and other accounts payable".

Settlement date	Number of shares assigned as of 31 December 2023	Unitary fair value (euros)
2025	278,400	13.22
2027	278,400	11.08

(Continued on next page)

63 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (29) Audit Fees In 2023 the Company’s annual accounts auditor, Deloitte S.L., invoiced the Company for audit services that amounted a total of Euros 98 thousand (Euros 84 thousand in 2022). During 2023 and 2022 the fees related to audit services and other services invoiced by the Company’s auditor, Deloitte, S.L., or for a company associated to the auditor by control, common property or management to the Company and the associated companies have been the following: 2023 2022 Audit services 189 84 Non-audit services Other services required by the regulations - - Other assurance services - - Tax services - 18 Other services - - Total professional services 189 102 Thousand Euros Fees by Deloitte S.L. or member firms of its network The 18 thousand euros in 2022 of the table above were rendered to associated companies to the Company for a controlling relationship. The amounts in the above table include the total fees for services rendered in 2023 and 2022, irrespectively of the date of invoice.

64 GRIFOLS, S.A. Notes to the Half-year financial report (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) (Continued on next page) (30) Subsequent events On January 9, 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation. The company is currently working to restore the confidence of markets, shareholders and other stakeholders in three key areas: Communication and collaboration with the Spanish regulator (CNMV). Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website: (https://www.grifols.com/es/informacion-relevante). Clear and transparent communication with our teams and employee representatives, including major unions. Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails. The company filed a complaint1 in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions. The company established a dedicated working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications. 1 Official communication on the lawsuit filed: https://www.cnmv.es/webservices/verdocumento/ver?t=%7b3498d0f6-c93e-4f95-8add-001b02c1cf28%7d

This appendix forms an integral part of Note 7 to the half-year financial report, in conjunction with which it should be read. Appendix I 1 of 2 GRIFOLS, S.A. Movement in Property, Plant and Equipment for the 12-month period ending on 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2023 Land Buildings Technical installations and machinery Other installations, equipment and furniture Under construction and advances Other items Total Cost at 1 January 2023 7,082 4,391 8,850 30,122 6,099 31,329 87,873 Additions - - 37 182 1,783 159 2,161 Disposals - - (11) - - - (11) Transfers - - 900 190 (1,435) (924) (1,269) Cost at 31 December 2023 7,082 4,391 9,776 30,494 6,447 30,564 88,754 Accumulated amortisation at 1 January 2023 - (234) (7,549) (18,782) - (25,763) (52,328) Amortisations - (88) (272) (1,590) - (2,893) (4,843) Disposals - - 11 - - - 11 Transfers - - - - - 930 930 Accumulated amortisation at 31 December 2023 - (322) (7,810) (20,372) - (27,726) (56,230) Carrying amount at 31 december 2023 7,082 4,069 1,966 10,122 6,447 2,838 32,524

This appendix forms an integral part of Note 7 to the half-year financial report, in conjunction with which it should be read. Appendix I 2 of 2 GRIFOLS, S.A. Movement in Property, Plant and Equipment for the 12-month period ending on 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2022 Land Buildings Technical installations and machinery Other installations, equipment and furniture Under construction and advances Other items Total Cost at 1 January 2022 7,082 4,391 8,816 29,277 6,450 29,712 85,728 Additions - - 17 179 3,205 1,486 4,887 Disposals - - (4) - - - (4) Transfers - - 21 666 (3,556) 131 (2,738) Cost at 31 December 2022 7,082 4,391 8,850 30,122 6,099 31,329 87,873 Accumulated amortisation at 1 January 2022 - (146) (7,304) (17,234) - (22,601) (47,285) Amortisations - (88) (248) (1,548) - (3,162) (5,046) Disposals - - 3 - - - 3 Accumulated amortisation at 31 December 2022 - (234) (7,549) (18,782) - (25,763) (52,328) Carrying amount at 31 december 2022 7,082 4,157 1,301 11,340 6,099 5,566 35,545

Appendix II
1 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others for the 12-month period ending on 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2023
Alkahest, Inc.	United States	Research	--	100.000	100.000	37,768	(246,002)	(3,904)	--	(65,277)	(277,415)	--	--
Kiro Grifols, S.L. (formerly Kiro Robotics S.L.)	Spain	Research	99.700	0.300	100.000	3	(73)	--	--	(3,815)	(3,885)	40,150	--
Progenika Biopharma, S.A.	Spain	Industrial	91.875	8.125	100.000	615	35,427	17	--	4,997	41,056	79,636	--
Instituto Grifols, S.A.	Spain	Industrial	99.998	0.002	100.000	1,538	483,653	1,448	--	221,330	707,969	2,986	--
Diagnostic Grifols, S.A.	Spain	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	337	130,470	194	--	7,936	138,937	--	--
Grifols Movaco, S.A.	Spain	Commercial	99.999	0.001	100.000	2,405	32,187	384	--	8,124	43,100	4,289	--
Laboratorios Grifols, S.A.	Spain	Industrial	98.600	1.400	100.000	21,798	5,993	326	--	4,585	32,702	57,478	--
Biomat,S.A.	Spain	Industrial	99.900	0.100	100.000	60	3,791	111	--	821	4,783	171	--
Grifols International, S.A.	Spain	Commercial	99.998	0.002	100.000	2,860	65,457	4,380	--	8,034	80,731	7,240	--
Grifols Engineering, S.A.	Spain	Industrial	99.950	0.050	100.000	60	4,444	82	--	55	4,641	142	--
Grifols Viajes, S.A.	Spain	Services	99.900	0.100	100.000	60	853	--	--	(126)	787	725	--
Araclon Biotech, S.L.	Spain	Research	--	75.850	75.850	12	(2,352)	--	--	(2,251)	(4,591)	--	--
Grifols Worldwide Operations USA Inc.	United States	Industrial	--	100.000	100.000	--	44,985	4,595	--	2,095	51,675	--	--
Grifols Chile, S.A.	Chile	Commercial	99.000	1.000	100.000	385	25,210	(6,570)	--	4,982	24,007	390	--
Grifols Argentina, S.A.	Argentina	Commercial	95.010	4.990	100.000	956	36,972	(27,569)	--	(9,569)	790	--	--
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Commercial	0.010	99.990	100.000	512	9,825	6	--	773	11,116	6	--
Grifols, s.r.o.	Czech Republic	Commercial	100.000	--	100.000	52	9,415	475	--	3,444	13,386	52	--
Grifols USA, LLC	United States	Commercial	--	100.000	100.000	562	234,099	1,881	--	100,491	337,033	--	--
Grifols UK, Ltd.	United Kingdom	Commercial	100.000	--	100.000	4	10,305	(320)	--	363	10,352	21,546	--
Grifols Italia, S.p.A.	Italy	Commercial	100.000	--	100.000	2,496	9,760	13	--	3,506	15,775	5,329	--
Grifols Brasil, Lda.	Brazil	Commercial	99.9996	0.0001	100.000	65,264	(20,440)	(11,807)	--	12,912	45,929	31,605	--
Grifols France, S.A.R.L.	France	Commercial	99.990	0.010	100.000	658	6,114	--	--	2,118	8,890	658	--
Biomat USA, Inc.	United States	Industrial	--	76.210	76.210	--	812,887	63,761	--	41,568	918,216	--	--

This appendix forms an integral part of Note 13 to the half-year financial report, in conjunction with which it should be read.

Appendix II
2 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others for the 12-month period ending on 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2023
Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	Ireland	Services	--	100.000	100.000	635	94,011	(1,180)	--	12,805	106,271	--	--
Grifols Biologicals, LLC.	United States	Industrial	--	100.000	100.000	--	179,855	33,658	--	21,150	234,663	--	--
Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	United States	Services	100.000	--	100.000	--	2,234,296	556,413	--	144,407	2,935,116	1,346,496	--
Grifols Asia Pacific Pte. Ltd.	Singapore	Commercial	100.000	--	100.000	362	14,403	1,407	--	1,520	17,692	972	--
Grifols (Thailand), Ltd.	Thailand	Commercial	--	48.000	48.000	61	8,220	568	--	1,234	10,083	--	--
Grifols Malaysia Sdn Bhd	Malaysia	Commercial	--	49.000	49.000	30	6,954	(581)	--	1,667	8,070	--	--
Grifols Polska, Sp.z.o.o.	Poland	Commercial	100.000	--	100.000	11	4,196	217	--	671	5,095	11	--
Grifols México, S.A. de CV	Mexico	Commercial	100.000	--	100.000	490	23,429	315	--	2,470	26,704	696	--
Grifols Australia Pty Ltd	Australia	Industrial	100.000	--	100.000	1,695	10,822	(2,238)	--	995	11,274	34,983	--
Medion Grifols Diagnostic AG	Switzerland	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	2,487	14,332	2,334	--	3,507	22,660	--	--
Grifols Colombia, Ltda.	Colombia	Commercial	99.990	0.010	100.000	823	653	(347)	--	(67)	1,062	575	--
Grifols Nordic AB	Sweden	Commercial	100.000	--	100.000	10	4,154	(365)	--	509	4,308	5,151	--
Grifols Deutschland, GmbH	Germany	Commercial	100.000	--	100.000	25	17,547	(100)	--	6,763	24,235	7,164	--
Grifols Therapeutic LLC.	United States	Industrial	--	100.000	100.000	(2,886)	747,700	343,363	--	180,793	1,268,970	--	--
Grifols Worldwide Operations Limited	Ireland	Industrial	100.000	--	100.000	--	550,932	45,777	11,302	(161,883)	446,128	513,087	--
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	China	Commercial	100.000	--	100.000	1,000	13,696	(640)	--	2,447	16,503	1,025	--
Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	United States	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	--	3,676,836	138,656	--	106,706	3,922,198	--	--

This appendix forms an integral part of Note 13 to the half-year financial report, in conjunction with which it should be read.

Appendix II
3 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others
for the 12-month period ending on 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2023
Grifols (H.K.), Limited	Hong Kong	Commercial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	37,899	44,467	8,564	--	6,062	96,992	--	--
Grifols Japan K.K.	Japan	Commercial	100.000	--	100.000	354	3,456	(517)	--	376	3,669	713	--
Grifols Pharmaceutical Technology Co., Ltd. Beijing Branch	China	Commercial	--	100.000	100.000	--	(10,012)	451	--	(1,450)	(11,011)	--	--
Grifols India Healthcare Private Ltd.	India	Commercial	99.984	0.016	100.000	2	2,268	(286)	--	163	2,147	603	--
Grifols Canada, Ltd.	Canada	Industrial	100.000	--	100.000	--	7,404	(917)	(604)	2,991	8,874	2,263	--
Grifols Diagnostics Equipment Taiwan Ltd.	Taiwan	Commercial	100.000	--	100.000	181	1,513	37	--	183	1,914	185	--
Grifols Innovation and New Technologies Ltd.	Ireland	Research	--	100.000	100.000	--	281,223	11,822	--	(41,023)	252,022	--	--
AlbaJuna Therapeutics, S.L	Spain	Research	--	100.000	100.000	10	(1,804)	--	--	(30)	(1,824)	--	--
Grifols Bio Supplies Inc. (formerly Interstate Blood Bank, Inc.)	United States	Industrial	--	100.000	100.000	103	(84,819)	1,784	--	(10,344)	(93,276)	--	--
Aigües Minerals Vilajuïga, S.A.	Spain	Industrial	99.990	0.010	100.000	75	2,706	--	--	(1,352)	1,429	1,457	--
GigaGen Inc.	United States	Industrial	--	100.000	100.000	1	(22,986)	2,498	--	(22,023)	(42,510)	--	--
Plasmavita Healthcare GmbH	Germany	Industrial	--	50.000	50.000	25	5,498	20,000	--	7,927	33,450	--	--
Mecwins, S.A.	Spain	Industrial	--	24.990	24.990	141	6,520	201	-	(718)	6,144	--	--
Medcom, S.A.	Spain	Research	--	45.000	45.000	--	--	--	--	--	--	--	--
Plasmavita Healthcare II GmbH	Austria	Industrial	--	50.000	50.000	35	(746)	6,500	--	382	6,171	--	--
Shanghai RAAS Blood Products Co. Ltd.	China	Corporate	26.200	--	26.200	844,139	2,237,996	415,354	--	228,049	3,725,539	447,262	6,891
Grifols Korea Co., Ltd	South Korea	Commercial	100.000	--	100.000	75	1,656	(78)	--	576	2,229	73	--
Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics, Inc)	Canada	Industrial	0.020	99.980	100.000	(983)	379,989	23,117	--	(5,160)	396,963	19,731	--
Grifols Laboratory Solutions Inc.	United States	Commercial	--	100.000	100.000	--	(2,787)	32	--	(3,113)	(5,868)	--	--
Grifols Middle East & Africa LLC	Egypt	Services	99.990	0.010	100.000	684	(984)	244	--	(467)	(523)	--	--
Biomat Newco, Corp.	United States	Industrial	--	100.000	100.000	--	6,878	29,758	--	(32,830)	3,806	--	--
Biomat Holdco, LLC.	United States	Services	--	100.000	100.000	--	62,189	10,408	--	--	72,597	--	--
Grifols Bio North America, LLC.	United States	Industrial	--	100.000	100.000	--	4,079	(312)	--	4,694	8,461	--	--
Grifols Pyrenees Research Center, S.L.	Andorra	Industrial	--	80.000	80.000	4	163	--	--	(54)	113	--	--

This appendix forms an integral part of Note 13 to the half-year financial report, in conjunction with which it should be read.

Appendix II
4 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others
for the 12-month period ending on 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2023
Prometic Plasma Resources, Inc.	Canada	Industrial	0.020	99.980	100.000	--	9,138	(649)	--	(3,953)	4,536	--	--
Grifols Egypt for Plasma Derivatives (S.A.E.)	Egypt	Industrial	49.000	--	49.000	144,398	(3,604)	--	--	6,703	147,497	93,430	--
Albimmune, S.L.	Spain	Research	--	51.000	51.000	3	(1,514)	--	--	(2,085)	(3,596)	--	--
Biotest AG and Subsidiaries [2]	Germany	Industrial	24.700	45.480	70.180	39,571	342,620	(10,317)	--	126,979	498,853	370,001	--
Grifols Biotest Holding, GmbH	Germany	Corporate	100.000	--	100.000	50	605,322	--	--	(8,165)	597,207	872,514	--
Biotest France SAS	France	Commercial	--	100.000	100.000	750	110	--	--	19	879	--	--
Biotest UK Ltd.	United Kingdom	Commercial	--	100.000	100.000	3	(420)	(76)	--	492	(1)	--	--
Biotest Italy S.r.l.	Italy	Commercial	--	100.000	100.000	1,500	4,535	--	--	(43)	5,992	--	--
Biotest Farmaceutica Ltda	Brasil	Commercial	--	100.000	100.000	3,075	(5,153)	11	--	(351)	(2,418)	--	--
Biotest Medical S.L.U.	Spain	Commercial	--	100.000	100.000	100	2,133	--	--	617	2,850	--	--
Haema AG [3]	Germany	Industrial	--	--	--	15,000	59,013	(1)	--	11,538	85,550	--	--
BPC Plasma Inc [3]	United States	Industrial	--	--	--	(3,131)	(15,822)	9,536	--	48,658	39,241	--	--
Haema Plasma Kft [3]	Hungary	Industrial	--	--	--	33	19,029	(614)	--	2,097	20,545	--	--
Biotek America LLC	United States	Industrial	--	75.000	75.000	n/a	n/a	n/a	n/a	n/a	(18,433)	--	--
												3,970,795	6,891

[1] The acquisition cost of certain investments might be modified in specific circumstances, although the Company considers that they will not occur, but in any case their impact would not be significant.

[2] Biotest AG is the parent company of the Biotest Group, which is composed of the following companies: Biotest Austria, GmbH; Biotest (Schweiz) AG; Biotest Hungaria Kft; Biotest Hellas M.E.P.E.; Biotest Lux S.à.r.l.; Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi; Biotest Pharma, GmbH; BioDarou PLC; Biotest Grundstücksverwaltungs GmbH; Plasma Service Europe GmbH; Cara Plasma s.r.o. y Plazmaszolgálat Kft.

[3] Despite not having direct or indirect participation in these companies' share capital, they are included as they are dependent companies.

This appendix forms an integral part of Note 13 to the half-year financial report, in conjunction with which it should be read.

Appendix II
5 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others for the 12-month period ending on 31 December 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [(1)]	Dividends received in 2022
Alkahest, Inc.	United States	Research	--	100.000	100.000	37,768	(166,345)	(13,357)	--	(79,657)	(221,591)	--	--
Kiro Grifols, S.L. (formerly Kiro Robotics S.L.)	Spain	Research	90.000	--	90.000	3	3,304	--	--	(3,398)	(91)	45,733	--
Progenika Biopharma, S.A.	Spain	Industrial	91.875	8.125	100.000	615	36,792	--	--	(1,367)	36,040	78,381	--
Instituto Grifols, S.A.	Spain	Industrial	99.998	0.002	100.000	1,538	289,607	1,344	--	194,046	486,535	2,882	--
Diagnostic Grifols, S.A.	Spain	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	337	122,155	127	--	8,315	130,934	--	--
Grifols Movaco, S.A.	Spain	Commercial	99.999	0.001	100.000	2,405	26,234	337	--	5,952	34,928	4,241	--
Laboratorios Grifols, S.A.	Spain	Industrial	98.600	1.400	100.000	21,798	4,773	286	--	1,221	28,078	51,575	--
Gripdan Invest, S.L	Spain	Services	100.000	--	100.000	3,006	5,860	--	--	2,664	11,530	24,584	--
Biomat, S.A.	Spain	Industrial	99.900	0.100	100.000	60	3,174	96	--	617	3,947	156	--
Grifols International, S.A.	Spain	Commercial	99.998	0.002	100.000	2,860	55,871	4,037	--	9,586	72,354	6,897	--
Grifols Engineering, S.A.	Spain	Industrial	99.950	0.050	100.000	60	3,126	52	--	1,319	4,557	113	--
Grifols Viajes, S.A.	Spain	Services	99.900	0.100	100.000	60	1,334	--	--	(481)	913	812	--
Araclon Biotech, S.L.	Spain	Research	--	75.850	75.850	12	1,098	--	--	(3,450)	(2,340)	--	--
Grifols Worldwide Operations USA Inc.	United States	Industrial	--	100.000	100.000	--	42,930	6,326	--	2,055	51,311	--	--
Grifols Chile, S.A.	Chile	Commercial	99.000	--	99.000	385	24,267	(4,662)	--	943	20,933	385	--
Grifols Argentina, S.A.	Argentina	Commercial	95.010	4.990	100.000	956	29,749	(25,354)	--	869	6,220	6,353	--
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	Commercial	0.010	99.990	100.000	512	9,118	--	--	707	10,337	--	--
Grifols, s.r.o.	Czech Republic	Commercial	100.000	--	100.000	52	7,740	835	--	1,675	10,302	52	--
Grifols USA, LLC	United States	Commercial	--	100.000	100.000	562	155,406	12,476	--	78,693	247,137	--	--
Grifols UK, Ltd.	United Kingdom	Commercial	100.000	--	100.000	4	9,312	(568)	--	993	9,741	21,526	--
Grifols Italia, S.p.A.	Italy	Commercial	100.000	--	100.000	2,496	8,016	--	--	1,744	12,256	5,316	--
Grifols Brasil, Lda.	Brazil	Commercial	99.9996	0.0001	100.000	75,265	(9,294)	(13,795)	--	(11,145)	41,031	41,848	--
Grifols France, S.A.R.L.	France	Commercial	99.990	0.010	100.000	658	5,232	--	--	882	6,772	658	--
Biomat USA, Inc.	United States	Industrial	--	76.210	76.210	--	654,064	95,449	--	115,966	865,479	--	--

This appendix forms an integral part of Note 13 to the half-year financial report, in conjunction with which it should be read.

Appendix II
6 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others for the 12-month period ending on 31 December 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [1]	Dividends received in 2022
Squadron Reinsurance Designated Activity Company (formerly Squadron Reinsurance Ltd.)	Ireland	Services	--	100.000	100.000	635	86,824	2,465	--	7,187	97,111	--	--
Grifols Biologicals, LLC.	United States	Industrial	--	100.000	100.000	--	162,642	41,793	--	17,214	221,649	--	--
Grifols Shared Services North America, Inc. (formerly Grifols Inc.)	United States	Services	100.000	--	100.000	--	2,229,941	656,854	--	4,355	2,891,150	1,344,698	--
Grifols Asia Pacific Pte. Ltd.	Singapore	Commercial	100.000	--	100.000	362	12,837	2,004	--	1,566	16,769	938	--
Grifols (Thailand), Ltd.	Thailand	Commercial	--	48.000	48.000	61	7,731	856	--	542	9,190	--	--
Grifols Malaysia Sdn Bhd	Malaysia	Commercial	--	49.000	49.000	30	5,792	(26)	--	1,162	6,958	--	--
Grifols Polska, Sp.z.o.o.	Poland	Commercial	100.000	--	100.000	11	3,737	(80)	--	460	4,128	11	--
Grifols México,S.A. de CV	Mexico	Commercial	100.000	--	100.000	557	20,585	(2,089)	--	2,815	21,868	696	--
Grifols Australia Pty Ltd.	Australia	Industrial	100.000	--	100.000	1,695	10,215	(1,909)	--	607	10,608	34,974	--
Medion Grifols Diagnostic AG	Switzerland	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	2,487	10,438	971	--	3,895	17,791	--	--
Grifols Colombia, Ltda.	Colombia	Commercial	99.990	0.010	100.000	823	470	(561)	--	182	914	575	--
Grifols Nordic AB	Sweden	Commercial	100.000	--	100.000	10	3,589	(420)	--	564	3,743	5,145	--
Grifols Deutschland, GmbH	Germany	Commercial	100.000	--	100.000	25	13,251	(124)	--	4,295	17,447	7,098	--
Grifols Therapeutic LLC.	United States	Industrial	--	100.000	100.000	(2,886)	793,576	389,170	--	154,347	1,334,207	--	--
Grifols Worldwide Operations Ltd.	Ireland	Industrial	100.000	--	100.000	--	385,823	56,669	11,302	165,109	618,903	512,763	--
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (formerly Grifols Pharmaceutical Consulting (Shanghai) Co., Ltd.)	China	Commercial	100.000	--	100.000	1,000	11,979	319	--	1,718	15,016	1,000	--
Grifols Diagnostics Solutions Inc (formerly G-C Diagnostics Corp.)	United States	Industrial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	--	3,537,219	278,447	--	139,617	3,955,283	--	--

This appendix forms an integral part of Note 13 to the half-year financial report, in conjunction with which it should be read.

Appendix II
7 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others for the 12-month period ending on 31 December 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	**Registered office**	**Activity**	**Dir**	**Ind**	**Total**	**Share capital**	**Reserves**	**Other equity items**	**Interim dividends**	**Profit/(loss) for the year**	**Total equity**	**Carrying amount of investment [(1)]**	**Dividends received in 2022**
Grifols (H.K.), Ltd.	Hong Kong	Commercial	--	55% (economic rights)/ 60% (voting rights)	55% (economic rights)/ 60% (voting rights)	37,899	41,448	12,043	--	3,019	94,409	--	--
Grifols Japan K.K.	Japan	Commercial	100.000	--	100.000	354	3,253	(294)	--	202	3,515	709	--
Grifols Pharmaceutical Technology Co., Ltd. Beijing Branch	China	Commercial	--	100.000	100.000	--	(8,670)	(231)	--	(1,342)	(10,243)	--	--
Grifols India Healthcare Private Ltd.	India	Commercial	99.984	0.016	100.000	2	1,634	(198)	--	634	2,072	599	--
Grifols Canada, Ltd.	Canada	Industrial	100.000	--	100.000	--	5,500	(689)	(604)	1,904	6,111	2,220	--
Grifols Diagnostics Equipment Taiwan Ltd.	Taiwan	Commercial	100.000	--	100.000	181	1,018	123	--	495	1,817	181	--
Grifols Innovation and New Technologies Ltd.	Ireland	Research	--	100.000	100.000	--	218,965	20,470	--	(3,896)	235,539	--	--
AlbaJuna Therapeutics, S.L	Spain	Research	--	49.000	49.000	10	3,220	(822)	-	(1,111)	1,297	--	--
Grifols Bio Supplies Inc. (formerly Interstate Blood Bank, Inc.)	United States	Industrial	--	100.000	100.000	103	2,983	(1,161)	--	(9,540)	(7,615)	--	--
Chiquito Acquisition Corp.	United States	Corporate	--	100.000	100.000	--	63,239	1,377	--	1,599	66,215	--	--
Access Biologicals, LLC. and Subsidiaries.	United States	Industrial	--	100.000	100.000	--	25,339	(1,806)	--	9,479	33,012	--	--
Aigües Minerals Vilajuïga, S.A.	Spain	Industrial	99.990	0.010	100.000	75	4,191	--	--	(1,485)	2,781	2,726	--
GigaGen Inc.	United States	Industrial	--	100.000	100.000	1	1,325	1,053	--	(24,311)	(21,932)	--	--
Plasmavita Healthcare GmbH	Germany	Industrial	--	50.000	50.000	25	4,590	20,000	--	908	25,523	--	--
Goetech LLC (D/B/A Medkeeper)	United States	Industrial	--	100.000	100.000	--	52,605	1,546	--	94,729	148,880	--	--
Mecwins, S.A.	Spain	Industrial	--	24.990	24.990	141	6,822	(96)	-	(604)	6,263	--	--
Medcom, S.A.	Spain	Research	--	45.000	45.000	--	--	--	--	--	--	--	--
Plasmavita Healthcare II GmbH	Austria	Industrial	--	50.000	50.000	35	(1,042)	6,500	--	297	5,790	--	--
Shanghai RAAS Blood Products Co. Ltd.	China	Corporate	26.200	--	26.200	844,139	2,246,829	(500,358)	--	168,077	2,758,687	1,807,351	7,023
Grifols Korea Co. Ltd.	South Korea	Commercial	100.000	--	100.000	75	1,207	35	--	449	1,766	73	--
Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics, Inc)	Canada	Industrial	0.020	99.980	100.000	(983)	385,002	28,138	--	(5,013)	407,144	19,727	--
Grifols Laboratory Solutions Inc.	United States	Commercial	--	100.000	100.000	--	(1,212)	(113)	--	(1,575)	(2,900)	--	--

This appendix forms an integral part of Note 13 to the half-year financial report, in conjunction with which it should be read.

Appendix II
8 of 8

GRIFOLS, S.A.

Information on Group Companies, Associates and others for the 12-month period ending on 31 December 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

			% ownership			Thousand Euros							
Name	Registered office	Activity	Dir	Ind	Total	Share capital	Reserves	Other equity items	Interim dividends	Profit/(loss) for the year	Total equity	Carrying amount of investment [(1)]	Dividends received in 2022
Grifols Middle East & Africa LLC	Egypt	Services	99.990	0.010	100.000	684	(142)	211	--	(842)	(89)	50	--
Biomat Newco, Corp.	United States	Industrial	--	87.100	87.100	--	45,673	29,845	--	(38,795)	36,723	--	--
Biomat Holdco, LLC.	United States	Services	--	100.000	100.000	--	62,189	12,599	--	--	74,788	--	--
Grifols Bio North America, LLC.	United States	Industrial	--	100.000	100.000	--	338	(60)	--	3,742	4,020	--	--
Grifols Escrow Issuer, S.A.	Spain	Services	100.000	--	100.000	60	29,603	--	--	(24,613)	5,050	2,667	--
Grifols Pyrenees Research Center, S.L.	Andorra	Industrial	--	80.000	80.000	3	--	--	--	(37)	(34)	--	--
Prometic Plasma Resources, Inc.	Canada	Industrial	0.020	99.980	100.000	--	5,204	(537)	--	3,933	8,600	--	--
Grifols Egypt for Plasma Derivatives (S.A.E.)	Egypt	Industrial	49.000	--	49.000	102,596	(3,604)	--	--	445	99,437	46,454	--
Albimmune, S.L.	Spain	Research	--	51.000	51.000	3	--	--	--	(1,514)	(1,511)	--	--
Biotest AG and Subsidiaries [(2)]	Germany	Industrial	24.700	45.480	70.180	39,571	359,238	(9,783)	--	(16,036)	372,990	370,001	--
Grifols Biotest Holding, GmbH	Germany	Corporate	100.000	--	100.000	50	610,884	--	--	(5,562)	605,372	872,514	--
Haema AG [(3)]	Germany	Industrial	--	--	--	15,000	53,041	(1)	--	5,972	74,012	--	--
BPC Plasma Inc [(3)]	United States	Industrial	--	--	--	(3,131)	201,545	13,937	--	49,028	261,379	--	--
Haema Plasma Kft [(3)]	Hungary	Industrial	--	--	--	33	17,047	(1,473)	--	1,982	17,589	--	--
Biotek America LLC	United States	Industrial	--	75.000	75.000	n/a	n/a	n/a	n/a	n/a	(27,100)	--	--
												5,324,682	7,023

[(1)] The acquisition cost of certain investments might be modified in specific circumstances, although the Company considers that they will not occur, but in any case their impact would not be significant.

[(2)] Biotest AG is the parent company of the Biotest Group, which is composed of the following companies: Biotest Austria, GmbH; Biotest Italia, S.R.L.; Biotest (UK) Ltd.; Biotest (Schweiz) AG; Biotest Hungaria Kft; Biotest Farmacêutica LTDA; Biotest Hellas M.E.P.E.; Biotest France SAS; Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi; Biotest Medical, S.L.U.; Biotest Pharma, GmbH; BioDarou PLC; Biotest Grundstücksverwaltungs GmbH; Plasma Service Europe GmbH; Cara Plasma s.r.o. y Plazmaszolgálat Kft.

[(3)] Despite not having direct or indirect participation in these companies' share capital, they are included as they are dependent companies.

This appendix forms an integral part of Note 13 to the half-year financial report, in conjunction with which it should be read.

This appendix forms an integral part of Note 14 to the half-year financial report, in conjunction with which it should be read. Appendix III 1 of 2 GRIFOLS, S.A. Classification of Financial Assets by Category for the 12-month period ending on 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Non-current Current 2023 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Financial assets at amortised cost Loans Fixed rate loans 2,577,465 - 2,577,465 - - - Variable rate loans 4,654,214 - 4,654,214 18,705 - 18,705 Loans, Tax effect - - - 29,179 - 29,179 Trade receivables - - - 51,533 - 51,533 Deposits and guarantees 1,671 - 1,671 33 - 33 Other receivables - - - 6,010 - 6,010 Total 7,233,350 - 7,233,350 105,460 - 105,460 Financial assets at fair value with changes through equity account Derivatives 1,043 1,043 20,884 20,884 Level 2 Total - 1,043 1,043 - 20,884 20,884 Total financial assets 7,233,350 1,043 7,234,393 105,460 20,884 126,344 Thousand Euros

This appendix forms an integral part of Note 14 to the half-year financial report, in conjunction with which it should be read. Appendix III 2 of 2 GRIFOLS, S.A. Classification of Financial Assets by Category for the 12-month period ending on 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Non-current Current 2022 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Financial assets at amortised cost Loans Fixed rate loans 2,477,465 - 2,477,465 100,000 - 100,000 Variable rate loans 4,667,290 - 4,667,290 8,262 - 8,262 Loans, Tax effect - - - 14,771 - 14,771 Trade receivables - - - 51,031 - 51,031 Deposits and guarantees 2,222 - 2,222 33 - 33 Other trade receivables - - - 1,068 - 1,068 Other receivables - - - 171 - 171 Total 7,146,977 - 7,146,977 175,336 - 175,336 Financial assets at fair value with changes through equity account Derivatives - 26,977 26,977 - 11,536 11,536 Level 2 Total - 26,977 26,977 - 11,536 11,536 Total financial assets 7,146,977 26,977 7,173,954 175,336 11,536 186,872 Thousand Euros

This appendix forms an integral part of Note 19 to the half-year financial report, in conjunction with which it should be read. Appendix IV 1 of 2 GRIFOLS, S.A. Details of Reserves and Profit and movement for the 12-month period ending on 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Legal and statutory reserves Differences on translation of capital to Euros Voluntary reserves Profit for the year Total Balance at 1 January 2023 23,921 3 1,652,205 (266,296) 1,409,833 Recognised income and expense - - - (246,735) (246,735) Allocation 2022 losses Reserves - - (266,296) 266,296 - Other movements - - (4,229) - (4,229) Balance at 31 December 2023 23,921 3 1,381,680 (246,735) 1,158,869 Thousand Euros

This appendix forms an integral part of Note 19 to the half-year financial report, in conjunction with which it should be read. Appendix IV 2 of 2 GRIFOLS, S.A. Details of Reserves and Profit and movement for the 12-month period ending on 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Legal and statutory reserves Differences on translation of capital to Euros Voluntary reserves Profit for the year Total Balance at 1 January 2022 23,921 3 1,790,746 (140,728) 1,673,942 Recognised income and expense - - - (266,296) (266,296) Allocation 2021 losses Reserves - - (140,728) 140,728 - Other movements - - 2,187 - 2,187 Balance at 31 December 2022 23,921 3 1,652,205 (266,296) 1,409,833 Thousand Euros

Appendix V
1 of 2

GRIFOLS, S.A.

Details of Financial Liabilities by Category
for the 12-month period ending on 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand Euros						
	Non-current			Current			
2023	**Amortised cost**	**Fair value**	**Total**	**Amortised cost**	**Fair value**	**Total**	**Hierarchy**
Liabilities at amortised cost							
Bonds and other marketable securities							
Fixed rate [(1)]	4,571,059	-	**4,571,059**	30,170	-	**30,170**	
Loans with Group companies							
Variable rate Loans	4,673,555	-	**4,673,555**	27,753	-	**27,753**	
Loans, tax effect	-	-	-	16,991	-	**16,991**	
Other loans	-	-	-	19,955	-	**19,955**	
Loans and borrowings							
Fixed rate	74,375	-	**74,375**	21,571	-	**21,571**	
Variable rate	1,233,651	-	**1,233,651**	46,971	-	**46,971**	
Finance lease payables	27	-	**27**	25	-	**25**	
Other financial liabilities	213	-	**213**	521	-	**521**	
Trade and other payables							
Suppliers	-	-	-	69,365	-	**69,365**	
Suppliers, Group companies	-	-	-	9,731	-	**9,731**	
Other payables	-	-	-	29,249	-	**29,249**	
Total	**10,552,880**	-	**10,552,880**	**272,302**	-	**272,302**	
Liabilities at fair value with changes through equity							
Derivatives	-	-	-	7,712	-	**7,712**	**Level 2**
Total	-	-	-	**7,712**	-	**7,712**	
Total financial liabilities	**10,552,880**	-	**10,552,880**	**280,014**	-	**280,014**	

[(1)] Bonds that are traded in active markets; their fair value amounts to Euros 4,394,968 thousand (market price on the valuation date), of which Euros 30,170 thousand have a short-term maturity.

This appendix forms an integral part of Note 22 to the half-year financial report, in conjunction with which it should be read.

Appendix V
2 of 2

GRIFOLS, S.A.

**Details of Financial Liabilities by Category
for the 12-month period ending on 31 December 2022**

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand Euros						
	Non-current			Current			
2022	**Amortised cost**	**Fair value**	**Total**	**Amortised cost**	**Fair value**	**Total**	
Liabilities at amortised cost							
Bonds and other marketable securities							
Fixed rate [(1)]	2,556,641	-	**2,556,641**	12,554	-	**12,554**	
Loans with Group companies							
Variable rate Loans	4,408,547	-	**4,408,547**	23,172	-	**23,172**	
Fixed rate Loans	2,010,624		**2,010,624**	17,148		**17,148**	
Loans, tax effect	-	-	-	21,400	-	**21,400**	
Loans and borrowings							
Fixed rate	95,625	-	**95,625**	21,637	-	**21,637**	
Variable rate	1,244,848	-	**1,244,848**	39,262	-	**39,262**	
Finance lease payables	52	-	**52**	391	-	**391**	
Other financial liabilities	576	-	**576**	942	-	**942**	
Trade and other payables		-					
Suppliers	-	-	-	58,812	-	**58,812**	
Suppliers, Group companies	-	-	-	9,235	-	**9,235**	
Other payables	-	-	-	11,541	-	**11,541**	
Total	**10,316,913**	-	**10,316,913**	**216,094**	-	**216,094**	
Liabilities at fair value with changes through equity							
Derivatives	-	3,990	**3,990**	-	-	-	**Level 2**
Total	-	**3,990**	**3,990**	-	-	-	
Total financial liabilities	**10,316,913**	**3,990**	**10,320,903**	**216,094**	-	**216,094**	

(1) Bonds that are traded in active markets; their fair value amounts to Euros 2,378,744 thousand (market price on the valuation date), of which Euros 12,554 thousand have a short-term maturity.

This appendix forms an integral part of Note 22 to the half-year financial report, in conjunction with which it should be read.

Appendix VI
1 of 2

GRIFOLS, S.A.

Classification of Financial Liabilities by Maturity
for the 12-month period ending on 31 December 2023

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand Euros							
	2023							
	2024	2025	2026	2027	2028	Subsequent years	Less current portion	Total non-current
Loans								
Bonds and other marketable securities	30,170	1,832,369	-	734,017	2,004,673	-	(30,170)	4,571,059
Loans and borrowings	68,542	31,387	31,345	1,234,669	10,625	-	(68,542)	1,308,026
Finance lease payables	25	23	3	1	-	-	(25)	27
Derivatives	7,712	-	-	-	-	-	(7,712)	-
Other financial liabilities	521	56	157	-	-	-	(521)	213
Group companies and associates	64,699	-	-	4,673,555	-	-	(64,699)	4,673,555
Trade and other payables								
Suppliers	69,365	-	-	-	-	-	(69,365)	-
Suppliers, Group companies	9,731	-	-	-	-	-	(9,731)	-
Personnel	29,249	-	-	-	-	-	(29,249)	-
Total financial liabilities	**280,014**	**1,863,835**	**31,505**	**6,642,242**	**2,015,298**	**-**	**(280,014)**	**10,552,880**

This appendix forms an integral part of Note 22 to the half-year financial report, in conjunction with which it should be read.

Appendix VI
2 of 2

GRIFOLS, S.A.

**Classification of Financial Liabilities by Maturity
for the 12-month period ending on 31 December 2022**

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousand Euros							
	2022							
	2023	2024	2025	2026	2027	Subsequent years	Less current portion	Total non-current
Loans								
Bonds and other marketable securities	12,554	-	1,827,863	-	728,778	-	(12,554)	2,556,641
Loans and borrowings	60,899	32,447	31,387	31,345	1,234,669	10,625	(60,899)	1,340,473
Finance lease payables	391	25	24	2	1	-	(391)	52
Derivatives	-	3,990	-	-	-	-	-	3,990
Other financial liabilities	942	521	55	-	-	-	(942)	576
Group companies and associates	61,720	-	-	-	4,408,547	2,010,624	(61,720)	6,419,171
Trade and other payables								
Suppliers	58,812	-	-	-	-	-	(58,812)	-
Suppliers, Group companies	9,235	-	-	-	-	-	(9,235)	-
Personnel	11,541	-	-	-	-	-	(11,541)	-
Total financial liabilities	**216,094**	**36,983**	**1,859,329**	**31,347**	**6,371,995**	**2,021,249**	**(216,094)**	**10,320,903**

This appendix forms an integral part of Note 22 to the half-year financial report, in conjunction with which it should be read.

Appendix VII
1 of 2

GRIFOLS, S.A.

**Main characteristics of payables
for the 12-month period ending on 31 December 2023**

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2023

					Thousand Euros		
						Book value	
Loan	**Currency**	**Interest rate**	**Grant date**	**Maturity**	**Amount received**	**Current**	**Non-current**
Group							
Cash pooling (Note 22)	EUR	6,94% (Group senior debt interest rate + 1.10%)		2027	-	-	4,673,555
					-	-	4,673,555
Unrelated parties:							
Senior Unsecured Notes	EUR	3.20%	26/04/2017	26/04/2025	1,000,000	-	997,324
Senior Secured Notes	EUR	2.25%	15/11/2019	15/11/2027	770,000	-	734,017
Senior Secured Notes	EUR	1.63%	15/11/2019	15/02/2025	905,000	-	835,045
Senior Unsecured Notes	EUR	3.875%	05/10/2021	15/10/2028	1,400,000	-	1,376,788
Senior Unsecured Notes	USD	4.75%	05/10/2021	15/10/2028	638,009	-	627,885
European Investment Bank	EUR	2.02%	22/12/2017	22/12/2027	85,000	10,625	31,875
European Investment Bank	EUR	2.15%	25/09/2018	25/09/2028	85,000	10,625	42,500
Tranche B	EUR	Euribor +2,25%	15/11/2019	15/11/2027	1,360,000	10,171	1,233,651
Bankinter	EUR	4,87 - 6,45%	21/11/2014	30/09/2024	10,000	1,029	-
Others, credit facilities	EUR			2024	-	14,402	-
Factoring, BBVA	EUR			2024	-	13,072	-
					6,253,009	59,924	5,879,085
					6,253,009	**59,924**	**10,552,640**

This appendix forms an integral part of Note 22 to the half-year financial report, in conjunction with which it should be read.

Appendix VII
2 of 2

GRIFOLS, S.A.

Main characteristics of payables
for the 12-month period ending on 31 December 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

2022

Loan	Currency	Interest rate	Grant date	Maturity	Amount received (Thousand Euros)	Book value: Current (Thousand Euros)	Book value: Non-current (Thousand Euros)
Group							
Cash pooling (Note 22)	EUR	6.16% (Group senior debt interest rate + 1.10%)		2027	-	-	4,408,547
Group loan from Grifols Escrow Issuer, S.A. (Note 22)	EUR	3.875%	21/04/2022	15/10/2028	1,366,088	-	1,366,088
Group loan from Grifols Escrow Issuer, S.A. (Note 22)	USD	4.75%	21/04/2022	15/10/2028	644,536	-	644,536
					2,010,624	-	6,419,171
Unrelated parties:							
Senior Unsecured Notes	EUR	3.20%	26/04/2017	26/04/2025	1,000,000	-	995,301
Senior Secured Notes	EUR	2.25%	15/11/2019	15/11/2027	770,000	-	728,778
Senior Secured Notes	EUR	1.63%	15/11/2019	15/02/2025	905,000	-	832,562
European Investment Bank	EUR	2.02%	22/12/2017	22/12/2027	85,000	10,625	42,500
European Investment Bank	EUR	2.15%	25/09/2018	25/09/2028	85,000	10,625	53,125
Tranche B	EUR	Euribor +2,25%	15/11/2019	15/11/2027	1,360,000	403	1,243,821
Bankinter	EUR	1,76% - 4,87%	21/11/2014	30/09/2024	10,000	1,067	1,027
Others, credit facilities	EUR			2023	-	13,887	-
Factoring, BBVA	EUR			2023	-	14,278	-
					4,215,000	50,885	3,897,114
					6,225,624	**50,885**	**10,316,285**

This appendix forms an integral part of Note 22 to the half-year financial report, in conjunction with which it should be read.

This appendix forms an integral part of Note 24 to the half-year financial report, in conjunction with which it should be read. Appendix VIII 1 of 2 GRIFOLS, S.A. Reconciliation between net income and expense for the year and the tax loss for the 12-month period ending on 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2023 Increases Decreases Net Increases Decreases Net Total Income and expenses for the period (246,735) (18,732) (265,467) Income tax (83,598) 4,682 (78,916) Income tax, prior years 12,296 12,296 Other income tax (273) (273) Losses before income tax (318,310) (14,050) (332,360) Permanent differences Individual company 8,783 16,146 (7,363) - - - (7,363) Tax consolidation adjustments (4,508) - (4,508) - - - (4,508) Temporary differences Individual company Originating in current year 181,702 - 181,702 - - - 181,702 Originating in prior years 117 1,486 (1,369) - - - (1,369) Tax loss (149,848) (14,050) (163,898) Thousand Euros Income statement Income and expense recognised in equity

This appendix forms an integral part of Note 24 to the half-year financial report, in conjunction with which it should be read. Appendix VIII 2 of 2 GRIFOLS, S.A. Reconciliation between net income and expense for the year and the tax loss for the 12-month period ending on 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2022 Increases Decreases Net Increases Decreases Net Total Income and expenses for the period (266,296) 15,806 (250,490) Income tax (49,299) (3,951) (53,250) Income tax, prior years 7,027 - 7,027 Other income tax 702 - 702 Losses before income tax (307,866) 11,855 (296,011) Permanent differences Individual company 24,498 6,672 17,826 - - - 17,826 Tax consolidation adjustments 101,954 - 101,954 - - - 101,954 Temporary differences Individual company Originating in current year 603 7 596 - - - 596 Originating in prior years 488 5,568 (5,080) - - - (5,080) Tax loss (192,570) 11,855 (180,715) Thousand Euros Income statement Income and expense recognised in equity

This appendix forms an integral part of Note 24 to the half-year financial report, in conjunction with which it should be read. Appendix IX 1 of 2 GRIFOLS, S.A. Details of income tax expense/(tax income) related to profit/(loss) for the 12-month period ending on 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Profit and loss Total Income and expenses for the period before tax (318,310) (318,310) Tax at 25% (79,577) (79,577) Non-taxable income Reversal impairment of investments (2,400) (2,400) Dividends, double taxation (exemption) (1,637) (1,637) Non-deductible expenses Donations 743 743 Others 327 327 Deductions and credits for the current year (1,053) (1,053) Other corporate tax expenses (other territories) (273) (273) Adjustment of deductions in prior years 5,295 5,295 Non-deductible provisions 7,000 7,000 Taxable income/(tax loss) (71,575) (71,575) Thousand Euros

This appendix forms an integral part of Note 24 to the half-year financial report, in conjunction with which it should be read. Appendix IX 2 of 2 GRIFOLS, S.A. Details of income tax expense/(tax income) related to profit/(loss) for the 12-month period ending on 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Profit and loss Total Income and expenses for the period before tax (307,866) (307,866) Tax at 25% (76,967) (76,967) Non-taxable income Dividends, double taxation (exemption) (1,668) (1,668) Non-deductible expenses Donations 1,626 1,626 Deductions and credits for the current year (2,277) (2,277) Provision of financial fixed assets 29,987 29,987 Other corporate tax expenses (other territories) 702 702 Adjustment of deductions in prior years 27 27 Non-deductible provisions 7,000 7,000 Taxable income/(tax loss) (41,570) (41,570) Thousand Euros

This appendix forms an integral part of Note 26 to the half-year financial report, in conjunction with which it should be read. Appendix X 1 of 2 GRIFOLS, S.A. Related Party Balances for the 12-month period ending on 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Group Other related companies parties Non-current investments in Group companies Loans to companies 7,231,679 - - - 7,231,679 Deposits and guarantees - - - 943 943 Total non-current assets 7,231,679 - - 943 7,232,622 Trade and other receivables (Note 15) Trade receivables from Group and associates 44,416 6,536 - - 50,952 Other receivables - - - 5,609 5,609 Current investments in Group companies and associates Loans to companies 47,884 - - - 47,884 Total current assets 92,300 6,536 - 5,609 104,445 Total assets 7,323,979 6,536 - 6,552 7,337,067 Non-current payables to Group companies 4,673,555 - - - 4,673,555 Non-current payables Other financial liabilities 107 - - - 107 Total non-current liabilities 4,673,662 - - - 4,673,662 Current payables to Group companies 44,744 19,955 - - 64,699 Trade and other payables (Note 22) Suppliers - - - 2,675 2,675 Suppliers, Group companies and associates 9,731 - - - 9,731 Total current liabilities 54,475 19,955 - 2,675 77,105 Total liabilities 4,728,137 19,955 - 2,675 4,750,767 Thousand Euros 2023 Associates Directors Total

This appendix forms an integral part of Note 26 to the half-year financial report, in conjunction with which it should be read. Appendix X 2 of 2 GRIFOLS, S.A. Related Party Balances for the 12-month period ending on 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Group Other related companies parties Non-current investments in Group companies Loans to companies 7,144,755 - - - 7,144,755 Deposits and guarantees 559 - - 943 1,502 Total non-current assets 7,145,314 - - 943 7,146,257 Trade and other receivables (Note 15) Trade receivables from Group and associates 47,183 3,015 - - 50,198 Current investments in Group companies and associates Loans to companies 123,033 - - - 123,033 Total current assets 170,216 3,015 - - 173,231 Total assets 7,315,530 3,015 - 943 7,319,488 Non-current payables to Group companies 6,419,171 - - - 6,419,171 Total non-current liabilities 6,419,171 - - - 6,419,171 Current payables to Group companies and associates 61,720 - - - 61,720 Trade and other payables (Note 22) Suppliers - - - 4,757 4,757 Suppliers, Group companies and associates 9,235 - - - 9,235 Total current liabilities 70,955 - - 4,757 75,712 Total liabilities 6,490,126 - - 4,757 6,494,883 2022 Associates Directors Total Thousand Euros

This appendix forms an integral part of Note 26 to the half-year financial report, in conjunction with which it should be read. Appendix XI 1 of 2 GRIFOLS, S.A. Related Party Transactions for the 12-month period ending on 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Group Key management Other related 2023 companies personnel parties Licencing income 35,174 - - - - 35,174 Other services rendered 200,637 6,521 - - 14 207,172 Finance income 369,527 - - - - 369,527 Dividends - 6,891 - - - 6,891 Total income 605,338 13,412 - - 14 618,764 Operating lease expenses - - - - 7,234 7,234 Other services received 10,291 - - - 2,052 12,343 Remunerations - - 17,046 7,118 - 24,164 Financial expenses 302,222 - - - - 302,222 Total expenses 312,513 - 17,046 7,118 9,286 345,963 Cost of assets acquired Intangibles 324 - - - - 324 Tangibles 403 - - - - 403 Total investments 727 - - - - 727 Thousand Euros Associates Directors Total

This appendix forms an integral part of Note 26 to the half-year financial report, in conjunction with which it should be read. Appendix XI 2 of 2 GRIFOLS, S.A. Related Party Transactions for the 12-month period ending on 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Group Key management Other related 2022 companies personnel parties Licencing income 30,953 - - - - 30,953 Other services rendered 160,354 4,109 - - 3,464 167,927 Finance income 282,305 - - - - 282,305 Dividends - 7,023 - - - 7,023 Total income 473,612 11,132 - - 3,464 488,208 Operating lease expenses 4,087 - - - 6,382 10,469 Other services received 10,419 - - - 4,282 14,701 Remunerations - - 6,201 4,428 - 10,629 Financial expenses 293,853 - - - - 293,853 Total expenses 308,359 - 6,201 4,428 10,664 329,652 Cost of assets acquired Intangibles 466 - - - - 466 Tangibles 773 - - - - 773 Total investments 1,239 - - - - 1,239 Associates Directors Total Thousand Euros

This appendix forms an integral part of Note 27 to the half-year financial report, in conjunction with which it should be read. Appendix XII GRIFOLS, S.A. Details of Revenues by Category of Activity and Geographical Market for the 12-month periods ending on 31 December 2023 and 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2023 2022 2023 2022 2023 2022 2023 2022 2023 2022 Revenue from the rendering of services 49,492 70,428 62,615 41,305 82,119 48,209 13,424 8,416 207,650 168,358 Licencing income 35,174 30,953 - - - - - - 35,174 30,953 Dividends - - - - - - 6,891 7,023 6,891 7,023 Financial income 33 30 369,494 282,275 - - - - 369,527 282,305 84,699 101,411 432,109 323,580 82,119 48,209 20,315 15,439 619,242 488,639 Thousand Euros Domestic Rest of European Union United States Rest of the world Total

This appendix forms an integral part of Note 5 to the half-year financial report, in conjunction with which it should be read. Appendix XIII 1 of 2 GRIFOLS, S.A. Gripdan Invest, S.L. Balance Sheet as of 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets 2022 Investment property 20,280 Non-current investments 603 Deferred tax assets 29 Total non-current assets 20,912 Trade and other receivables 483 Total current assets 483 Total assets 21,395 Equity and Liabilities Capital and reserves 11,530 Capital Registered capital 3,006 Reserves 5,860 Profit for the year 2,664 Total equity 11,530 Non-current payables 666 Other financial liabilities 666 Group companies and associates, non-current 8,573 Total non-current liabilities 9,239 Group companies and associates, current 624 Trade and other payables 2 Total current liabilities 626 Total equity and liabilities 21,395

This appendix forms an integral part of Note 5 to the half-year financial report, in conjunction with which it should be read. Appendix XIII 2 of 2 GRIFOLS, S.A. Grifols Escrow Issuer, S.A. Balance Sheet as of 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets 2022 Non-current investments in Group companies and associates 2,017,065 Deferred tax assets 5,799 Total non-current assets 2,022,864 Current investments in Group companies and associates 25,698 Total current assets 25,698 Total assets 2,048,562 Equity and Liabilities Capital and reserves 5,050 Capital Registered capital 60 Reserves 29,603 Profit for the year (24,613) Total equity 5,050 Non-current payables 2,025,448 Promissory notes 2,025,448 Total non-current liabilities 2,025,448 Current payables 17,843 Promissory notes 17,843 Group companies and associates, current 215 Trade and other payables 6 Total current liabilities 18,064 Total equity and liabilities 2,048,562

GRIFOLS, S.A. Half-year Directors’ report To the shareholders: 1. Business performance and position of the Company Grifols, S.A. is a Spanish holding company specialised in the pharmaceutical-clinical sector. It is the parent company of the Grifols Group and its principal activities are as follows: ‐ Defining action plans and general procedures for the entire Group. ‐ Planning future investments by entering new markets or through product diversification. ‐ Providing support to the various functional areas in each Group company (products division, technical division, marketing/sales division, scientific division, financial division and planning and control division). ‐ Leasing owned buildings to Group companies. ‐ Rendering services to subsidiaries such as personnel recruitment and management, communications and corporate image, IT services and maintenance. The Company obtains its income from leasing its buildings and rendering services, and through dividends from its subsidiaries. The Group's treasury budget anticipates meeting all its commitments in the next 12 months. Additionally, the cash generated from the divestment in Shanghai RAAS (see Note 17) and the improvement in operational cash flow will be directed towards continuing the reduction of the debt level initiated in previous years. Furthermore, the Group has various additional financing alternatives, such as negotiations with debt holders, accessing the debt market, or potential divestments in non-strategic assets, to optimize the debt structure and its financial cost. 2. Forecast The Company’s profits could be affected by events related to the activities of its subsidiaries, such as a lack of raw materials for product manufacturing, the arrival of competitor products on the market or regulatory changes in the markets in which it operates. At the date of authorisation for issue of these half-year financial report, the Company has taken the measures it considers appropriate to mitigate any possible effects arising from the afore mentioned events. 3. Treasury stock As of 31 December 2023, the Company has treasury stock of Euros 152,748 thousand, as described in Note 19 of the accompanying half-year financial report. Transactions involving treasury stock in 2023 are described in Note 19 of the accompanying half-year financial report. 4. Research and development The Company does not conduct any research and development activities. 5. Management of financial risks The Company's financial risk management policy is detailed in Note 12 to the accompanying half-year financial report. 6. Deferred payments to suppliers The average payment period to the Company’s suppliers for 2023 is 61 days, which is above the maximum period of 60 days established by the transitional arrangement set out in the Spanish Law 15/2010. Regarding the payments made after the regulatory deadline, the Company is studying the best practices to reduce the average number of days. 7. Financial instruments use Cross-currency swaps On 28 June 2022 the Company entered into a fixed-for-fixed currency swap agreement with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 194 million with an interest rate of 3.10%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 205 million with an interest rate of 4.75%.

GRIFOLS, S.A. Half-year Directors’ report On 5 October 2021 the Company entered into a fixed-for-fixed currency swap agreement with some financial entities with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 173 million with an interest rate of 3.78%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 200 million with an interest rate of 4.75%. On 5 October 2021 the Company entered into two fixed-for-fixed currency swap agreements with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 259 million with an interest rate of 3.59%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 300 million with an interest rate of 4.75%. Regarding the financial derivative agreement dated on October 5, 2021, it was considered as a hedge instrument on 21 April 2022. Energy swaps At the beginning of the 2023, the Company has entered into a hedge for the variation in the price of electricity. This contract has been entirely used to hedge the purchase price of electric energy against potential market price increases. 8. Subsequent events On January 9, 2024, a short seller investor issued a report based on speculation and false information regarding Grifols’ accounting and financial information. Although the company’s fundamentals remain sound and unchanged and all financial information was duly reported in the audited financial statements, this action had a significant impact on Grifols’ share price and corporate reputation. The company is currently working to restore the confidence of markets, shareholders and other stakeholders in three key areas: Communication and collaboration with the Spanish regulator (CNMV). Transparent communication with all our stakeholders: sharing our clear response to the published report through live conference calls and multiple official communications on the company’s website and on the CNMV portal. All press releases are publicly available on Grifols’ website: (https://www.grifols.com/es/informacion-relevante). Clear and transparent communication with our teams and employee representatives, including major unions. Reinforced communication with investors, official communications, direct phone calls, video calls and e-mails. The company filed a complaint1 in the United States District Court for the Southern District of New York against Daniel Yu, Gotham City Research LLC, General Industrial Partners LLP, Cyrus de Weck, and their affiliates to claim for the financial and reputational damages caused to Grifols and their stakeholders as a result of the defendants’ actions. The company established a dedicated working group comprising senior managers from the legal, communications, finance, investor relations and management teams, together with external advisors with expertise in communications. 1 Official communication on the lawsuit filed: https://www.cnmv.es/webservices/verdocumento/ver?t=%7b3498d0f6-c93e-4f95-8add-001b02c1cf28%7d

GRIFOLS, S.A. The members of the Board of Directors of the company Grifols, S.A., gathered on February 28, 2024, in compliance with the requirements of Royal Decree 1362/2007, of October 19, which develops Law 24/1988, of July 28, on the Securities Market, regarding transparency requirements related to information about issuers whose securities are admitted to trading on an official secondary market or another regulated market of the European Union, proceed to formulate the half-year financial report and the half-year Directors’ report for the 12-month period ending on December 31, 2023. The half-year financial report and the half-year Director’s report are comprised of the attached documents preceding this writing. Thomas Glanzmann (signed) Executive Chairman Jose Ignacio Abia (signed) Board member Raimon Grifols Roura (signed) Board member Víctor Grifols Deu (signed) Board member Albert Grifols Coma-Cros (signed) Board member Carina Szpilka Lázaro (signed) Board member Tomás Dagà Gelabert (signed) Board member Iñigo Sánchez-Asiaín Mardones (signed) Board member Enriqueta Felip Font (signed) Board member James Costos (*) (signed) Board member Montserrat Muñoz Abellana (signed) Board member Susana González Rodríguez (signed) Board member Nuria Martin Barnés (signed) Secretary to the Board (*) Absent due to personal reasons. However, he did not express any disconformity nor opposition with the documentation.

FY 2023 Results - 1 - FY 2023 Results February 29, 2024 Closing a Record Year to Accelerate Value Creation in 2024

FY 2023 Results - 2 - Legal Disclaimer Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time), Royal Decree 814/2023, of November 8, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited. Forward-Looking Statements This presentation contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. NON-GAAP Financial Measures This presentation refers to certain non-GAAP financial measures. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In addition, these measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by providing specific information regarding GAAP amounts excluded from these non-GAAP financial measures. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in our Grifols Financial Statements.

FY 2023 Results - 3 - 4. Final Remarks FY 2023 Results - 3 - 1. A Record Year 2. Performance by Business Unit 3. Financial Performance 5. Annex

FY 2023 Results - 4 - Reshaping Grifols For The Next Chapter of Growth A Record Year Culture of excellence and results-driven performance and continuous improvement focused on accountability Turnaround plan leading to a solid financial & operating profile Leaner organization Improved cash flow and rebased expenses Debt reduction Driving long-term sustainable growth Innovation Data, digital and technology Continuous improvement Global expansion Strengthening corporate governance Separate ownership from management Best-in-class leadership team Simplified structure

FY 2023 Results - 5 - Committed to Best-in-Class Governance and Leadership Team A Record Year Complementing leadership team Joerg Schuettrumpf Chief Scientific Innovation Officer Miguel Louzan Chief Digital Information Officer Roland Wandeler President Biopharma Camille Alpi Chief Human Resources & Talent Officer Laura Carratalà Vice President Bio Supplies Nacho Abia Incoming Chief Executive Officer (CEO) Effective as of April 1, 2024 Separation of ownership and management Separation of Executive Chairman and CEO Strengthened governance Simplify structures | New appointments in key functions Reinforced performance culture Flexibility and agility Recognition and reward, aligned with shareholders Accountability

FY 2023 Results - 6 - Successfully Delivered on All Financial Commitments A Record Year 2023: Reinforced fundamentals… FY 2023 Results - 6 - Achieved profitable growth Turnaround cash flow generation Operational and financial discipline Continuing clear progress towards 4x target • All-time high revenues • Positive performance of all Business Units and key regions 6,064 6,358 6,478 6,534 6,592 5950.0 6050.0 6150.0 6250.0 6350.0 6450.0 6550.0 6650.0 6750.0 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 • Successful execution of the €450+m Operational Improvement Plan • Cost effective & efficient organization 1,247 1,293 1,329 1,380 1,474 1,220 1,270 1,320 1,370 1,420 1,470 1,520 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 • From negative to positive FCF generation • Operating cash flow to accelerate in 2024 and beyond • Organic deleveraging • SRAAS $1.8bn disposal proceeds to support deleveraging 7.1x 7.0x 6.9x 6.7x 6.3x 5.4x 5 5.5 6 6.5 7 7.5 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Leverage ratio (as per the Credit Agreement) Leverage ratio PF (incl. SRAAS disposal proceeds) 51 351 0 50 100 150 200 250 300 350 400 Q4'22 Q4'23 Operating cash flow (excl. one-offs) YTD (EUR in millions) (EUR in millions) 1 See annex for reconciliations 1 1 Margin +580bps +10.9% cc +€300m (EUR in millions) +26.3%cc (vs. PY)

FY 2023 Results - 7 - Focused on Accelerating Value Creation A Record Year Accelerating innovation pipeline Achieved all milestones set by 2023 >30 projects in pipeline Developing assets with long lasting competitive advantage Increasing efficiencies Plasma center network optimized Increased plasma centers efficiencies Cost-effective organization Leveraging on data, digital & technology Enhancing digitalization to further personalize donor experience Executing on Haier Group strategic alliance1 while driving global expansion Albumin up to 20 years agreement; and expanding biopharmaceuticals and diagnostic solutions in China Capitalizing on Egypt’s unique position Supporting Canada’s self-sufficiency goals … while enabling long-term sustainable growth for 2024 and onwards - 7 - Created an AI center of excellence Expanding analytics use to optimize yields Compelling Sustainability story Recognized by the DJSI for the 4th consecutive year FY 2023 Results - 7 -

FY 2023 Results - 8 - 4. Final Remarks FY 2023 Results - 8 - 2. Performance by Business Unit 1. A Record Year 3. Financial Performance 5. Annex

FY 2023 Results - 9 - 523 16 17 35 142 134 Top-Line Growth Momentum Continued into 2023 Performance by Business Unit Note: Biotest consolidating since May’22 Delivering revenue sequential improvement… (EUR in millions) Positive market dynamics +10.9% cc (incl. Biotest) +9.1% cc (excl. Biotest) +8.7% (incl. Biotest) +6.8% (excl. Biotest) Grifols Biotest 1,272 1,267 1,543 1,541 1,713 1,561 1,663 1,597 1,769 4,933 5,016 5,207 5,623 6,064 6,358 6,478 6,534 6,592 3,200 3,700 4,200 4,700 5,200 5,700 6,200 6,700 800 1,300 1,800 2,300 2,800 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Quarterly 12m rolling +c.35% … led by Biopharma’s performance (EUR in millions) • Strong underlying demand globally in key regions • Momentum in plasma supply trend FY22 6,726 6,064 Biopharma Diagnostic Bio Supplies Others & Intersegments Biotest FY23 cc FX FY23 6,592 Improving product mix (SCIG +37.3%) incl. Biotest Robust Europe and ROW growth Favorable price increases Biopharma leading performance (+13.3% cc) incl. Biotest Key drivers

Performance by Business Unit | ***Biopharma Revenue***

Strong Q4 2023 Supports a EUR 5.5bn+ Growing Portfolio

Q4'23	**+13.0% cc**	+6.6%
FY23	**+11.3% cc**	+8.9%

Key protein	% revenue	FY revenue growth (cc)	Drivers	Milestones
IG	*55-60%*	**+15.8%**	• Higher Xembify® (SCIG) demand in the U.S. • Gamunex® price increases globally coupled with major growth in Europe and ROW	• Progress in EU commercialization of Xembify®
Albumin	*10-15%*	**+17.0%**	• Higher demand and price increases in China • Significant growth across key geographies, especially in China and Europe	• Improved packaging on Albumin FlexBag for the US market • Preparing to launch Albumin FlexBags in Europe
Alpha-1 & Specialty proteins	*25-30%*	**+0.2%**	• Alpha-1 uptick in Q4'23 (+2.4% cc); still impacted by industry dynamics in EU • IG hyperimmunes' strong performance driven by higher demand in U.S., driving market share growth • Factor VIII lower demand in U.S. • Continued strong momentum of most recent launches, such as Ethicon and Tavlesse	• Launch of direct-to-consumer Alpha-1 buccal swab in the U.S. • National regulatory DCP approval for Prolastin 4/5g vials obtained in 11 EU out of the 15 countries filed

Note: Growth figures exclude Biotest

FY 2023 Results - 10 - GRIFOLS

FY 2023 Results - 11 - 95 100 105 110 115 120 125 130 135 140 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 +15.8% cc revenue growth FY23 • Increased market share of procedures in PIDD in the U.S. since Dec’21 • Commercialization in EU is on track: ‐ Launch in Spain in Q2’23 ‐ Obtained approvals in 13 EU countries • Australia launch in Q4’23 • Additional countries expected to launch in 2024 and 2025 • Accelerated ex-U.S. growth due to improved plasma supply • Gradual transition from lower yielding to higher yielding IVIG brands • Positive demand in key indications Unlocking Further Value of Grifols’ Immunoglobulin Franchise Performance by Business Unit | Biopharma | Immunoglobulin 95 100 105 110 115 120 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 SCIG revenue IG revenue +37.3% cc revenue growth FY23 (EUR in millions) Base 100 indexed to FY22 (EUR in millions) Base 100 indexed to FY22 Note: Growth figures exclude Biotest

Performance by Business Unit | Biopharma | ***Plasma and Biopharma Manufacturing***

Continuously Improving our Globally Diversified Footprint of Efficient Plasma and Manufacturing Operations

Operational Improvement Plan delivered in 2023...

Plasma volume supply	Labor productivity *(Plasma collections per FTE)*
+10% *vs. FY22*	**+32%** *vs. FY22*

Cost per liter (CPL)	Manufacturing cost per liter
-22% *vs. Jul'22 peak*	**-5%** *vs. FY22*

- **Optimized** plasma centers network
- Rationalized spending and increased **efficiencies**
- Improved employee recruitment and retention: **-20% time to recruit** and **-10% turnover reduction**
- **Donor commitment compensation** continuous **decline**

Continuous improvement projects launch in 2024

Further optimization leveraging new technologies and processes efficiencies (estimated run-rates outcomes)

- **Maximizing yield**
  - IgG yield run-rate up by ~6% driven by optimized manufacturing processes
  - Plasma: improve average donation yield by ~10%
- **Transforming** and **expanding continuous improvement** across **Biopharma manufacturing operations**, with estimated savings of ~ 8% of current run-rate expenses

FY 2023 Results - 12 - GRIFOLS

Performance by Business Unit | Biopharma | ***Innovation***

Risk-Value Balanced Pipeline of Blockbuster Opportunities


Pre-Clinical
Phase 1
Phase 2
Phase 3
Ph. 4 / Reg.
LCM
Immunology
recIG in PID
Xembify® in CLL
Xembify® – Bi-weekly dosing – PID
Xembify® – Prefilled syringes
Xembify® – Europe
Yimmugo® (IVIG NextGen) in PID and ITP
Fostamatinib¹ in ITP for refractory patients
Gamunex in bags
2024 Launches: 9 markets
Infectious Diseases
GIGA 2339 in HBV
Trimodulin (IgM) in sCAP/CAP
ATIII in Sepsis
Pulmonology
Alpha-1 AT in Non-cystic fibrosis bronchiectasis
Alpha-1 AT 15% (SC) in AATD
SPARTA – Prolastin-C®
Prolastin® 4-5g. vials (EU)
2024 Launches: 7 markets
Bleeding Management and Acute Care
PRECIOSA Decompensated Cirrhosis (Albumin-20%)
APACHE Acute on Chronic Liver Disease (Albumin-5%)
FlexBag® (EU)
Fibrinogen in Cong. Deficiency & severe hypofibrinogen
Fibrinogen in Acquired Deficiency
VISTASEAL™ (fibrin sealant) in Biosurgery pediatric use
Expected 2024 US approval
Others
GRF6019 in Alzheimer Disease (AD)
GRF6021 in Parkinson Disease (PD) with dementia
Aβvac40 in AD²
AKST4290 in PD
AMBAR-Next in AD
GIGA564 Anti-CTLA-4 (mAb Oncology)
GIGA2328 Anti-CTLA-4 (mAb Oncology)
AKST4290 in nAMD & DR
OSIG – Dry Eye Disease

[1] Licensed rights from Rigel Pharmaceuticals in EU and other countries
[2] Project of Araclon (Grifols' invested company)

FY 2023 Results - 13 - GRIFOLS

Performance by Business Unit | Biopharma | ***Innovation***

Successfully Achieved All Milestones Set for 2023

	Milestone	Completed
New Product & Indication	Finalized enrollment of the PRECIOSA study in May	✓
	Alpha-1 AT 15% SC study advanced from single to repeat dose phase	✓
	First patient enrolled and treated in Xembify® SID-CLL study. Enrollment ongoing	✓
	GIGA564 IND submission in October. Collaboration agreement with NCI (National Cancer Institute) signed in September	✓
	GIGA2339 pre-IND submission, with positive FDA meeting in September	✓
Lifecycle Management	Positive final results of Xembify® bi-weekly dosing study. FDA submission completed in September	✓
	Positive final results of IVIG-PEG study	✓
	Finalize enrollment of the SPARTA study in June	✓
Biotest	Trimodulin ESsCAPE trial study initiation. First sites active and first patients enrolled	✓
	Yimmugo® BLA FDA submission completed in June	✓
	Fibrinogen ADFIRST trial completed in September **Top line study results released in February 2024**	✓
	Cytotect PreCyssion trial last patient expected	✓

Positive topline fibrinogen phase 3 ADFIRST clinical trial results

- Met **primary endpoint**
- **Effectiveness** in treating acquired fibrinogen deficiency (AFD) as equivalent to the standard of care
- **Excellent safety profile**
- **Regulatory approval process** in Europe and U.S. to begin in Q4'24
- **First fibrinogen concentrate approval for AFD in the U.S.**
- **Global market** of up to **$800m**

FY 2023 Results - 14 - GRIFOLS

Performance by Business Unit | Biopharma | ***Innovation***

Sustainable Pipeline Fueled by Internal Research and External Innovation | Milestones for 2024

Milestone	2024 timing		On track	Details
Alpha-1 AT 15% SC Phase 1/2 Cohort 2 Tx 1: First patient enrolled	H1		●	First sites active and first patient in screening
PRECIOSA Last Patient Out – LPLV	H1		●	Enrollment completed in 2023 Last patients finalizing treatment phase
OSIG in DED – Start of GLP Preclinical studies	H1		●	Start-up activities on track to start GLP preclinical studies in H1'24
Yimmugo BLA FDA approval	H1		●	FDA submission completed in June'23. Approval expected in June'24
Xembify® bi-weekly dosing FDA approval		H2	●	FDA submission (sBLA) completed in Sept'23. Approval expected in H2'24
GIGA2339 in HBV Phase 1 IND submission		H2	●	Preclinical activities (GMP manufacturing, GLP tox study) progressing on track to support IND submission for Ph1 study in H2'24
PRECIOSA topline results		H2	●	Last patients finalizing treatment phase. Topline results expected in H2'24
Gamunex in bags Conformance Lots production		H2	●	Progress on track for Conformance Lot production in H2'24
Fibrinogen Congenital & Acquired Deficiency MAA/BLA submission		H2	●	Positive topline study results released in February 2024 Regulatory approval process in Europe and US to begin in Q4'24

FY 2023 Results - 15 - GRIFOLS

Performance by Business Unit | ***Diagnostic Revenue***

Blood Typing Drives Growth Leveraging on U.S. Market Position

Q4'23 › **+6.4% cc** +0.2%	FY23 › **+2.3% cc** -0.2%	FY23 Adjusted[1] › **-0.3% cc** -3.0%

Category	% revenue	FY revenue growth (cc)	Drivers	Milestones
NAT Donor Screening	50-55%	**+0.4%**	• Strong APAC revenue on the back of Indonesia, Malaysia, and Instrument sales to Japan • Inroads in the Tissue & Organ testing market segment • Offsetting EFS lower volume in France, timing of shipments due to switch to a distributor model in China, and price concessions from the extended up to 20-year agreement with CTS	• Successful NAT tender wins across key regions • Australian Red Cross (Life Blood) Brisbane site becomes the first facility in the world to operate live with a fully automated NAT testing
Blood Typing Solutions (BTS)	25-30%	**+8.9%**	• Strong sales across key regions, especially in the U.S., Argentina, Brazil, Spain, and Saudi Arabia • Partially offset by a decrease of sales to Russia	• Reached key contracts with large Group Purchasing Organizations (GPOs), Integrated Delivery Networks (IDNs) and commercial labs in U.S. • New red blood cells and gel cards manufacturing facility in San Diego only pending FDA approval • Eflexis & Reader NET approved registration in China
Recombinant proteins	15-20%	**+2.3%** **-13.3%** Adjusted[1]	• Positive one-time true-up from a partner company partially offset by lower JB profits • Signed a 10-year supply agreement with an important partner in the Diagnostic field	

[1] *Adjusted by a commercial true-up in Q1'23*

FY 2023 Results - 16 - GRIFOLS

FY 2023 Results - 17 - Building a High-Margin Complementary Business Performance by Business Unit | Bio Supplies Revenue -16.3% -11.3% cc Q4’23 +9.5% +11.3% cc FY23 Bio Supplies Biopharma 50-55% +5.1% • Grifols legacy business growth driven by new customers and higher demand from current customers • Unfavorable cell culture sales due to lower market demand and discontinuation of low gross margin products • First Leukopak donations in the U.S., primarily used in cellular therapy research and previously only marketed in Europe • Commercial consolidation focusing on target markets • Operational consolidation in terms of facilities Bio Supplies Diagnostic 25-30% +29.4% • Growth driven by broader portfolio from Access Biologicals acquisition and price increases • Improved margins of Blood derived products related to operational optimization plan Plasma hyperimmune sales to third parties 20-25% +4.8% • New contracts driving revenue growth Category % revenue FY revenue growth (cc) Drivers Milestones

FY 2023 Results - 18 - 1. A Record Year 2. Performance by Business Unit 3. Financial Performance 4. Final Remarks 5. Annex FY 2023 Results

Financial Performance

Turnaround in Operational and Financial Performance

Sustainable revenue growth	**EUR 6,592m** Total revenue FY23 *(incl. Biotest)*	**+10.9% cc** Total revenue growth FY23 *(incl. Biotest)*	Delivering on guidance
Expanding profitability	**+570bps** Gross margin improvement Q4'23 vs. Q4'22 *(excl. Biotest)*	**26.1%** EBITDA Adj.[1] margin Q4'23 *(excl. Biotest)*	**EUR 1,474m | +26.3% cc** EBITDA Adjusted[1] FY23 *(incl. Biotest)*
Improved cash flow generation	**EUR 351m** Operating cash flow excl. one-offs[1]	**+EUR 300m** Operating cash flow FY23 excl. one-offs[1] increase	**EUR 1.1bn+** Liquidity (EUR 0.5bn+ cash)
Clear deleveraging progress	**6.3x** Leverage ratio FY23	**5.4x** Leverage ratio pro-forma with SRAAS proceeds	Continuing clear progress towards 4x target

[1] *See Annex for reconciliations*

FY 2023 Results - 19 - GRIFOLS

FY 2023 Results - 20 - EBITDA Improvement Backed by Streamlined Cost Structure and Operational Leverage Financial Performance | Profitability Gross Margin (excl. Biotest) EBITDA Adjusted margin1 35.7% 37.1% 38.6% 41.0% 41.4% 35.0% 39.0% Q4'22 Q1'23 Q2'23 Q3'23 Q4'22 SG&A (excl. Biotest) 19.7% 19.0% 17.7% 18.0% 17.5% 16.5% Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 +570bps -220bps 20.3% 21.0% 23.4% 25.1% 26.1% 19.5% 19.3% 21.7% 23.4% 25.0% 15.0% 17.0% 19.0% 21.0% 23.0% 25.0% 27.0% Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 excl. Biotest incl. Biotest EUR 1,474m +26.3%cc vs. PY (incl. Biotest) Exceeded FY23 guidance Solid underlying demand, favorable price and product mix, with strong contribution of SCIG Successful execution of the annualized EUR 450m+ operational savings plan Cost per Liter (CPL) and manufacturing costs significant decline Organizational efficiency through a streamlined operating model Positive impact from operational leverage Note: adjusted figures. See Annex for reconciliations 1 See Annex for reconciliations 24.0% 22.4% FY23

Financial Performance | ***Cash Flow***

Cash Flow Positive Trend to Accelerate Based on Operating Performance Turnaround

Operating Cash Flow excl. one-offs[1] *(EUR in millions)*


Year-to-date
Quarter
18
(5)
156
351
18
(23)
161
195
Q1'23
Q2'23
Q3'23
Q4'23

Free Cash Flow excl. one-offs[1] *(EUR in millions)*


Quarter
(65)
(73)
39
80
Q1'23
Q2'23
Q3'23
Q4'23

Operating cash flow increase
+EUR 300m
(vs. EUR 51m in FY22)

Driven by **strong momentum** across the business and **EBITDA expansion**

Free Cash Flow **improving sequentially** and turning to **positive** in H2'23

As **working capital normalizes** and **debt decline**, a further **positive impact** on CF expected

[1] Excluding mainly restructuring costs. See Annex for reconciliations

FY 2023 Results - 21 - GRIFOLS

Financial Performance | ***Deleveraging***

Continuing Clear Progress Towards 4x Target

Leverage ratio *(as per the Credit Agreement)*


7.1x
0.8x
6.3x
0.9x
5.4x
LTM Q4'22
EBITDA Improvement
LTM Q4'23
SRAAS Proceeds
LTM Q4'23
Pro forma

EUR 0.5bn+
Cash and cash equivalents

EUR 1.1bn+
Liquidity

[1] See Annex for reconciliations

- **0.8x organic leverage reduction** based on EBITDA expansion
- Liquidity of EUR 1.1bn+; EUR 0.5bn+ cash and EUR 0.7bn RCF undrawn credit lines

- **Proceeds** from the **20% SRAAS disinvestments** will be **fully utilized** in **repaying debt** and **reducing leverage**
- Expecting to address its 2025 maturities in H1 2024 and will seek to do this in an efficient manner, taking into account both the planned disposal proceeds and the various other options available to the company, including refinancing these maturities whilst remaining consistent with its **deleveraging objectives**

FY 2023 Results - 22 - GRIFOLS

*Financial Performance | **FY24 Guidance***

Positioned to Deliver Further Profitable Growth in 2024

Revenue growth

Total (incl. Biotest)	**7%+ cc**
Biopharma (incl. Biotest)	**8-10% cc**

Main drivers

- Solid global underlying demand
- Strategic pricing management
- Positive product mix
- Continuing expansion of growth products and market expansion

EBITDA Adjusted (excl. SRAAS)

EBITDA Adjusted (incl. Biotest)	EUR million **1,800+**
EBITDA Adj. Margin (excl. Biotest)	**27-28%**

- Excluding SRAAS EBITDA contribution (EUR c.50m in 2023), implying: **EUR 1,850m+**, like-for-like
- Positive impact of the Operational improvement plan into the P&L (9-months lag accounting lag)
- Opex discipline
- Strategically implementing commercial efforts to reclaim core market accounts with a total investment ~150bps of EBITDA adjusted margin

FY 2023 Results - 23 - GRIFOLS

FY 2023 Results - 24 - Table of Contents 1. A Record Year 5. Annex 2. Performance by Business Unit 3. Financial Performance 4. Final Remarks FY 2023 Results - 24 -

FY 2023 Results - 25 - Delivered on Top Priorities Final Remarks Closing a record year Strengthened corporate governance Delivered on our commitments Complemented leadership team Executing a turnaround plan leading to a solid financial profile Fostered a high-performance culture Continuing clear progress towards 4x target 01 04 02 05 03 06

FY 2023 Results - 26 - Accelerating Our Long-Term Value Creation Final Remarks Strategic levers Act as a global market maker and shaper Double down on existing markets, forge partnerships in emerging ones Accelerate innovation Strengthen plasma pipeline, expand non-plasma, invest in new tech Focus on core areas Build on our competitive strengths Optimize operations continuously Improve operations and leverage new technologies Elevate donor experience Provide best-in-class personalized donor experience Develop our talent to build a world class management team

1. A Record Year 2. Performance by Business Unit 3. Financial Performance - 27 - 5. Annex 4. Final Remarks 5.1. Sustainability 5.2. Financials FY 2023 Results

FY 2023 Results - 28 - C o mmitment to donors and patients Impact on society Environment responsibility Our people Ethical Commitment Innovation Ambition Setting our Sustainability Roadmap and Commitment with SDGs Sustainability | Our Sustainability Plan Healthier and wealthier society by advancing social progress, supporting organizations and actively engaging with local communities Ongoing efforts to drive diversity, continuous development, equal opportunities, gender equality and overall employee well-being across our global talent pool Solid community where all donors understand their impact and feel valued for their commitment beyond compensation, and where all patients receive the treatment, they need Promoting the common good by fostering healthy environments where people can live, work and play, and by raising awareness on the need to protect the planet Placing human rights at the core of our practices by integrating the highest ethical standards throughout the supply chain Scientific progress that, guided by our pioneering spirit, addresses the needs of patients and protects the rights, safety and well-being of clinical-trial participants

FY 2023 Results - 29 - Donors, Patients and Our People Are at the Core of Our Sustainability Sustainability | Progress in 2023 Ethical Commitment Innovation Commitment to donors and patients Impact on society Environment responsibility Our people 23,700+ people 90+ nationalities 58% Women in total workforce 47% Women in management (+4%) Gender equality 96% employees received training 270+ average training hours per employee 2023-2025 Mental Health Policy Action Plan Designed to prevent, protect and promote employee mental health and well-being, as well as support workers dealing with mental health issues Our donors: a cross-section of society Improving patients’ lives 920,000+ donors 380+ plasma centers 56% Men 44% Women 73% of donors rated Grifols’ plasma donation centers as top-tier 800,000+ patients treated 80+ patient organizations supported 4 strategic lines of action Education & empowerment Awareness & visibility Patient experience Advocacy & access *As of December 31, 2023 Our people Diversity & inclusion Awareness and educational campaigns on inclusion of minorities, LGTBIQ+ and people with disabilities

Sustainability | Progress in 2023

Making Steady Progress on Positive Impact on Environment and Society

Advancing to minimize our footprint

GHG Emissions

- **-33% tCO2e/€M 2023**
  Reduction of emissions relative to sales (Scope 1+2+3)
- **SBTi Committed**
  Grifols formally committed to set Near-Term targets via Science Based Targets Initiative

Electricity consumption

- **34.3% renewables (+8%)**
  Of total electricity consumption 2023
- **Committed to consume 100% renewable electricity by 2030**

30+ Total Activities

2023-2026 Environmental Plan NEW
Outlines the objectives for this four-year period, with concrete targets assigned to Grifols' global facilities

Climate Action Policy NEW
Establishes a framework to articulate Grifols' strategy and business model regarding our commitment to fight climate change

Biodiversity Policy NEW
Establishes formal commitments in regard to biodiversity protection along Grifols' Value Chain


Ethical Commitment
Commitment to donors and patients
Impact on society
GRIFOLS
Environment responsibility
Our people
Innovation

We contribute through our foundations

Bioethics as a principle

32 activities | **2,080** participants | **6** publications

Improving the health of vulnerable people

International and local programs NEW

International
- **6** programs on neglected tropical diseases
- **850,000€** allocated

Local
- **10,000+** vulnerable children benefited from Probitas programs

Supporting donors' communities

Plasma Donor Emergency Relief Program NEW

- **16*** local organizations supported
- **$350,000** in community investment

We support earthquake victims in Syria & Turkey

Save the Children. DirectRelief

€50k+ total donations

*As of December 31, 2023

FY 2023 Results - 30 - GRIFOLS

FY 2023 Results - 31 - Ethical Leadership is in Our DNA Sustainability | Progress in 2023 Ethical Commitment Innovation C o mmitment to donors and patients Impact on society Environment responsibility Our people Supplier selection and onboarding qualification to include ESG performance Global Procurement Policy Integration of ESG factors into purchasing decisions ESG Ratings Grifols has been awarded a Gold Medal by EcoVadis Incentive plans including ESG criteria New short-term incentive plan for the entire workforce New long-term incentive plan + Grifols renews its inclusion in the Dow Jones Sustainability Indices Grifols continues to rank among the top 10% - scoring biotechnology companies Ongoing Program Strengthening Sustainability criteria in Global Procurement Supply Chain: Mitigating Supplier Key Risks and Impacts *As of December 31, 2023

1. A Record Year 2. Performance by Business Unit 3. Financial Performance Q4 2023 Results - 32 - 5. Annex 4. Final Remarks 5.1. Sustainability 5.2. Financials

FY 2023 Results - 33 - Revenue | Q4 2023 Financials [unaudited] In thousands of euros Reported At cc* Reported At cc* Revenue by Business Unit 1,633,072 136,478 1,769,550 1,557,558 155,186 1,712,744 4.8% 11.1% 3.3% 9.0% Biopharma 1,355,945 136,478 1,492,423 1,272,125 155,186 1,427,311 6.6% 13.0% 4.6% 10.3% Diagnostic 172,498 - 172,498 172,236 - 172,236 0.2% 6.4% 0.2% 6.4% Bio Supplies 41,285 - 41,285 49,309 - 49,309 (16.3%) (11.3%) (16.3%) (11.3%) Others & intersegments 63,344 - 63,344 63,888 - 63,888 (0.9%) 2.5% (0.9%) 2.5% Revenue by Country 1,633,072 136,478 1,769,550 1,557,558 155,186 1,712,744 4.8% 11.1% 3.3% 9.0% US + CANADA 1,005,889 - 1,005,889 1,043,964 - 1,043,964 (3.6%) 3.2% (3.6%) 3.2% E U 269,587 69,385 338,972 217,508 73,030 290,538 23.9% 24.4% 16.7% 16.9% ROW 357,596 67,093 424,689 296,086 82,156 378,242 20.8% 29.2% 12.3% 18.8% * Constant currency (cc) excludes exchange rate fluctuations over the period. Q4 2023 % vs PY Grifols Biotest Grifols incl. Biotest Q4 2022 Grifols Biotest Grifols incl. Grifols excl. Biotest Grifols incl. Biotest Biotest

FY 2023 Results - 34 - Revenue | FY 2023 In thousands of euros Reported At cc* Reported At cc* Revenue by Business Unit 6,088,891 503,086 6,591,977 5,702,728 361,239 6,063,967 6.8% 9.1% 8.7% 10.9% Biopharma 5,055,215 503,086 5,558,301 4,644,143 361,239 5,005,382 8.9% 11.3% 11.0% 13.3% Diagnostic 670,269 - 670,269 671,292 - 671,292 (0.2%) 2.3% (0.2%) 2.3% Bio Supplies 159,957 - 159,957 146,076 - 146,076 9.5% 11.3% 9.5% 11.3% Others & intersegments 203,450 - 203,450 241,217 - 241,217 (15.7%) (14.7%) (15.7%) (14.7%) Revenue by Country 6,088,891 503,086 6,591,977 5,702,728 361,239 6,063,967 6.8% 9.1% 8.7% 10.9% US + CANADA 3,897,511 1,450 3,898,961 3,853,488 2,119 3,855,607 1.1% 3.5% 1.1% 3.4% E U 990,925 265,002 1,255,927 851,795 180,416 1,032,211 16.3% 16.4% 21.7% 21.7% ROW 1,200,455 236,634 1,437,089 997,445 178,704 1,176,149 20.4% 24.7% 22.2% 25.9% * Constant currency (cc) excludes exchange rate fluctuations over the period. FY 2023 FY 2022 % vs PY Grifols incl. Biotest Grifols excl. Biotest Grifols incl. Biotest Grifols Biotest Grifols incl. Biotest Grifols Biotest Financials [unaudited]

Financials [unaudited]

P&L | Q4 2023

	Q4 2023								Q4 2022			% vs PY			
	Grifols excl. Biotest				Grifols incl. Biotest				Grifols excl. Biotest			Grifols excl. Biotest		Grifols incl. Biotest	
In thousands of euros	Reported	One-offs	Reported excl. One-offs	Biotest	Reported	Grifols One-offs	Biotest One-offs	Reported excl. One-offs	Grifols	Biotest	Combined	Reported	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**1,633,072**	**-**	**1,633,072**	**136,478**	**1,769,550**	**-**	**-**	**1,769,550**	**1,557,558**	**155,186**	**1,712,744**	**4.8%**	**4.8%**	**3.3%**	**3.3%**
Cost of Sales	(961,443)	4,438	(957,005)	(118,275)	(1,079,718)	4,438	33,100	(1,042,180)	(1,001,244)	(112,392)	(1,113,636)	(4.0%)	(4.4%)	(3.0%)	(6.4%)
Gross Margin	**671,629**	**4,438**	**676,067**	**18,203**	**689,832**	**4,438**	**33,100**	**727,370**	**556,314**	**42,794**	**599,108**	**20.7%**	**21.5%**	**15.1%**	**21.4%**
% Net revenue	*41.1%*	-	*41.4%*	*13.3%*	*39.0%*	-	-	*41.1%*	*35.7%*	*27.6%*	*35.0%*				
R&D	(95,793)	2,951	(92,842)	(17,793)	(113,586)	2,951	-	(110,635)	(89,824)	(16,419)	(106,243)	6.6%	3.4%	6.9%	4.1%
SG&A	(319,649)	34,004	(285,645)	(33,548)	(353,197)	34,004	-	(319,193)	(307,498)	(22,212)	(329,710)	4.0%	(7.1%)	7.1%	(3.2%)
Operating Expenses	**(415,442)**	**36,955**	**(378,487)**	**(51,341)**	**(466,783)**	**36,955**	**-**	**(429,828)**	**(397,322)**	**(38,631)**	**(435,953)**	**4.6%**	**(4.7%)**	**7.1%**	**(1.4%)**
Other Income	3,042	-	3,042	-	3,042	-	-	3,042	3,049	-	3,049	-	-	(0%)	0.0%
Share of Results of Equity Accounted Investees - Core Activities	25,907	-	25,907	2,787	28,694	-	-	28,694	11,705	(962)	10,743	121.3%	121.3%	167.1%	167.1%
OPERATING RESULT (EBIT)	**285,136**	**41,393**	**326,529**	**(30,351)**	**254,785**	**41,393**	**33,100**	**329,278**	**173,746**	**3,201**	**176,947**	**64.1%**	**87.9%**	**44.0%**	**86.1%**
% Net revenue	*17.5%*	-	*20.0%*	*(22.2%)*	*14.4%*	-	-	*18.6%*	*11.2%*	*2.1%*	*10.3%*				
Financial Result	(136,597)	-	(136,597)	(12,807)	(149,404)	-	-	(149,404)	(125,549)	(3,809)	(129,358)	8.8%	8.8%	15.5%	15.5%
Share of Results of Equity Accounted Investees	4	-	4	-	4	-	-	4	(713)	-	(713)	(100.6%)	(100.6%)	(100.6%)	(100.6%)
PROFIT BEFORE TAX	**148,543**	**41,393**	**189,936**	**(43,158)**	**105,385**	**41,393**	**33,100**	**179,878**	**47,484**	**(608)**	**46,876**	**212.8%**	**300.0%**	**124.8%**	**283.7%**
% Net revenue	*9.1%*	-	*11.6%*	*(31.6%)*	*6.0%*	-		*10.2%*	*3.0%*	*(0.4%)*	*2.7%*				
Income Tax Expense	(42,601)	(9,900)	(52,501)	14,949	(27,652)	(9,900)	(9,599)	(47,151)	(14,951)	3,435	(11,516)	184.9%	251.2%	140.1%	309.4%
% of pre-tax income	*28.7%*	-	*27.6%*	*34.6%*	*26.2%*	-	-	*26.2%*	*31.5%*	*565.0%*	*24.6%*				
CONSOLIDATED PROFIT	**105,942**	**31,493**	**137,435**	**(28,209)**	**77,733**	**31,493**	**23,501**	**132,727**	**32,533**	**2,827**	**35,360**	**225.6%**	**322.4%**	**119.8%**	**275.4%**
Results Attributable to Non-Controlling Interests	(41,112)	(152)	(41,264)	19,369	(21,743)	(152)	(7,008)	(28,903)	(12,109)	(3,181)	(15,290)	239.5%	240.8%	42.2%	89.0%
GROUP PROFIT	**64,830**	**31,341**	**96,171**	**(8,840)**	**55,990**	**31,341**	**16,493**	**103,824**	**20,424**	**(354)**	**20,070**	**217.4%**	**370.9%**	**179.0%**	**417.3%**
% Net revenue	*4.0%*	-	*5.9%*	*(6.5%)*	*3.2%*	-	-	*5.9%*	*1.3%*	*(0.2%)*	*1.2%*				

FY 2023 Results - 35 - GRIFOLS

Financials [unaudited]

P&L | FY 2023

	FY 2023								FY 2022			% vs PY			
	Grifols excl. Biotest				Grifols incl. Biotest				Grifols incl. Biotest			Grifols excl. Biotest		Grifols incl. Biotest	
In thousands of euros	Reported	One-offs	Reported excl. One-offs	Biotest	Reported	Grifols One-offs	Biotest One-offs	Reported excl. One-offs	Grifols	Biotest	Combined	Reported	Reported excl. One-offs	Reported	Reported excl. One-offs
Net Revenue	**6,088,891**	**(18,829)**	**6,070,062**	**503,086**	**6,591,977**	**(18,829)**	**-**	**6,573,148**	**5,702,728**	**361,239**	**6,063,967**	**6.8%**	**6.4%**	**8.7%**	**8.4%**
Cost of Sales	(3,692,588)	33,127	(3,659,461)	(404,818)	(4,097,406)	33,127	33,100	(4,031,179)	(3,561,270)	(271,167)	(3,832,437)	3.7%	2.8%	6.9%	5.2%
Gross Margin	**2,396,303**	**14,298**	**2,410,601**	**98,267**	**2,494,571**	**14,298**	**33,100**	**2,541,969**	**2,141,458**	**90,072**	**2,231,530**	**11.9%**	**12.6%**	**11.8%**	**13.9%**
% Net revenue	*39.4%*	-	*39.7%*	*19.5%*	*37.8%*	-	-	*38.7%*	*37.6%*	*24.9%*	*39.1%*				
R&D	(319,387)	8,762	(310,625)	(75,895)	(395,282)	8,762	-	(386,520)	(319,678)	(41,462)	(361,140)	(0.1%)	(2.8%)	9.5%	7.0%
SG&A	(1,265,716)	167,501	(1,098,215)	(100,957)	(1,366,673)	167,501	-	(1,199,172)	(1,135,410)	(55,012)	(1,190,422)	11.5%	(3.3%)	14.8%	0.7%
Operating Expenses	**(1,585,103)**	**176,263**	**(1,408,840)**	**(176,852)**	**(1,761,955)**	**176,263**	**-**	**(1,585,692)**	**(1,455,088)**	**(96,474)**	**(1,551,562)**	**8.9%**	**(3.2%)**	**13.6%**	**2.2%**
Other Income	3,042	-	3,042	(0)	3,042	-	-	3,042	22,235	-	22,235	-	-	(86%)	(86.3%)
Share of Results of Equity Accounted Investees - Core Activities	60,954	-	60,954	2,786	63,740	-	-	63,740	104,440	(962)	103,478	(41.6%)	(41.6%)	(38.4%)	(38.4%)
OPERATING RESULT (EBIT)	**875,196**	**190,561**	**1,065,757**	**(75,799)**	**799,398**	**190,561**	**33,100**	**1,023,059**	**813,045**	**(7,364)**	**805,681**	**7.6%**	**31.1%**	**(0.8%)**	**27.0%**
% Net revenue	*14.4%*	-	*17.6%*	*(15.1%)*	*12.1%*	-	-	*15.6%*	*14.3%*	*(2.0%)*	*14.1%*				
Financial Result	(526,370)	-	(526,370)	(48,088)	(574,458)	-	-	(574,458)	(431,614)	(11,327)	(442,941)	22.0%	22.0%	29.7%	29.7%
Share of Results of Equity Accounted Investees	(923)	-	(923)	-	(923)	-	-	(923)	(1,483)	-	(1,483)	(37.8%)	(37.8%)	(37.8%)	(37.8%)
PROFIT BEFORE TAX	**347,903**	**190,561**	**538,464**	**(123,886)**	**224,018**	**190,561**	**33,100**	**447,679**	**379,948**	**(18,691)**	**361,257**	**(8.4%)**	**41.7%**	**(38.0%)**	**23.9%**
% Net revenue	*5.7%*	-	*8.9%*	*(24.6%)*	*3.4%*	-	-	*6.8%*	*6.7%*	*(5.2%)*	*6.3%*				
Income Tax Expense	(92,441)	(47,216)	(139,657)	49,092	(43,349)	(47,216)	(9,599)	(100,164)	(90,801)	690	(90,111)	1.8%	53.8%	(51.9%)	11.2%
% of pre-tax income	*26.6%*	-	*25.9%*	*39.6%*	*19.4%*	-	-	*22.4%*	*23.9%*	*3.7%*	*23.7%*				
CONSOLIDATED PROFIT	**255,462**	**143,345**	**398,807**	**(74,792)**	**180,669**	**143,345**	**23,501**	**347,515**	**289,147**	**(18,001)**	**271,146**	**(11.6%)**	**37.9%**	**(33.4%)**	**28.2%**
Results Attributable to Non-Controlling Interests	(142,515)	3,829	(138,686)	21,161	(121,354)	3,829	(7,008)	(124,533)	(65,264)	2,397	(62,867)	118.4%	112.5%	93.0%	98.1%
GROUP PROFIT	**112,947**	**147,174**	**260,121**	**(53,632)**	**59,315**	**147,174**	**16,493**	**222,982**	**223,883**	**(15,604)**	**208,279**	**(49.6%)**	**16.2%**	**(71.5%)**	**7.1%**
% Net revenue	*1.9%*	-	*4.3%*	*(10.7%)*	*0.9%*	-	-	*3.4%*	*3.9%*	*(4.3%)*	*3.7%*				

FY 2023 Results - 36 - GRIFOLS

FY 2023 Results - 37 - Q4 2022 Grifols incl. Biotest In thousands of euros Reported Restructuring costs Transaction costs Diagnostic true-up commercial Impairments Total one-offs Reported excl. One-offs Reported Total one-offs Reported excl. One-offs Reported Reported Reported excl. One-offs Reported Group Profit 64,830 14,855 14,692 - 1,794 31,341 96,171 (8,840) 55,990 31,341 87,331 20,070 179% 335% Depreciation and Amortization 95,739 (93) - - - (93) 95,646 12,791 108,530 (93) 108,437 116,795 -7% -7% Net Provisions (8,034) 17,929 - - (1,794) 16,135 8,101 13,866 5,833 16,135 21,968 71,059 -92% -69% Other Adjustments and Other Changes in Working Capital 24,333 (1,846) 4,897 - - 3,051 27,384 (41,490) (17,157) 3,051 (14,106) (57,619) 70% 76% Change in Operating Working Capital 22,183 (11,342) (137) - - (11,479) 10,704 (18,994) 3,187 (11,479) (8,292) (82,825) 104% 90% Changes in Inventories (53,532) - - - - - (53,532) (34,896) (88,428) - (88,428) (125,275) 29% 29% Change in Trade Receivables (1,313) - - - - - (1,313) 4,420 3,106 - 3,106 (47,398) 107% 107% Change in Trade Payables 77,028 (11,342) (137) - - (11,479) 65,549 11,482 88,509 (11,479) 77,030 89,848 -1% -14% Net Cash Flow From Operating Activities 199,051 19,503 19,452 - - 38,955 238,006 (42,667) 156,383 38,955 195,338 67,480 132% 189% Business Combinations and Investments in Group Companies* 210 - - - - - 210 - 210 - 210 - - - CAPEX (67,064) - - - - - (67,064) (11,805) (78,869) - (78,869) (93,791) 16% 16% R&D/Other Intangible Assets (20,563) - - - - - (20,563) (3,675) (24,240) - (24,240) (50,073) 52% 52% Other Cash Inflow / (Outflow)* (37,670) - - - - - (37,670) (1,312) (38,981) - (38,981) (146) -26599% -26599% Net Cash Flow From Investing Activities (125,087) - - - - - (125,087) (16,792) (141,880) - (141,880) (144,010) 1% 1% Free Cash Flow 73,964 19,503 19,452 - - 38,955 112,919 (59,459) 14,503 38,955 53,458 (76,530) 119% 170% Issue / /Repayment) of Debt 52,918 - - - - - 52,918 (10,508) 42,410 - 42,410 206,299 -79% -79% Capital Grants 56 - - - - - 56 - 56 - 56 330 -83% -83% Purchase / Sale of Treasury Shares - - - - - - - - - - - (3,459) Dividends (Paid) / Received - - - - - - - - - - - - - - Other Cash Flows From / (Used in) Financing Activities - - - - - - - - - - - 3,913 -100% -100% Interco transactions and investments in Group and related companies (109,635) - - - - - (109,635) 109,635 - - - - - - Social Security Credit rights transferred & Others - - - - - - - - - - - (4,866) Net Cash Flow From Financing Activities (56,661) - - - - - (56,661) 99,127 42,466 - 42,466 202,218 - 79% - 79% Total Cash Flow 17,303 19,503 19,452 - - 38,955 56,258 39,668 56,969 38,955 95,924 125,687 - 55% - 24% Cash and Cash Equivalents at the Beginning of the Year 412,872 (20,591) 18,830 (104,258) - (106,019) 306,853 71,354 484,226 (106,019) 378,207 479,580 1% -21% Effect of Exchange Rate Changes in Cash and Cash Equivalents (15,690) - - - - - (15,690) 59 (15,631) - (15,631) (57,290) 73% 73% Cash and Cash Equivalents at the End of the Period 414,485 (1,088) 38,282 (104,258) - (67,064) 347,421 111,081 525,564 (67,064) 458,500 547,977 - 4% - 16% * As of FY23, an amount of EUR37.8m has been reclassified from "Business Combinations in Group Companies" to "Other Cash Inflow / (Outflow)" Q4 2023 % vs PY Grifols excl. Biotest Biotest Grifols incl. Biotest Grifols incl. Biotest Cash Flow | Q4 2023 Financials [unaudited]

Financials [unaudited]

Cash Flow | FY 2023

In thousands of euros	FY 2023											FY 2022	% vs PY	
	Grifols excl. Biotest							Biotest	Grifols incl. Biotest			Grifols incl. Biotest	Grifols incl. Biotest	
	Reported	Restructuring costs	Transaction costs	Diagnostic true-up commercial	Impairments	Total one-offs	Reported excl. One-offs		Reported	Total one-offs	Reported excl. One-offs	Reported	Reported	Reported excl. One-offs
Reported Group Profit	**112,948**	**118,815**	**35,994**	**(9,432)**	**1,794**	**147,171**	**260,119**	**(53,634)**	**59,315**	**147,171**	**206,486**	**208,279**	**-72%**	**-1%**
Depreciation and Amortization	379,626	(651)	-	-	-	(651)	378,975	62,292	441,918	(651)	441,267	407,864	8%	8%
Net Provisions	89,292	-	-	-	(1,794)	(1,794)	87,498	11,651	100,943	(1,794)	99,149	69,983	44%	42%
Other Adjustments and Other Changes in Working Capital	74,516	33,788	11,998	(9,398)	-	36,388	110,904	(61,293)	13,223	36,388	49,611	(99,844)	113%	150%
Change in Operating Working Capital	(305,822)	(29,952)	(7,949)	-	-	(37,901)	(343,723)	(101,294)	(407,116)	(37,901)	(445,017)	(597,149)	32%	25%
Changes in Inventories	*(299,039)*	-	-	-	-	-	*(299,039)*	*(128,056)*	*(427,095)*	-	*(427,095)*	*(600,245)*	*29%*	*29%*
Change in Trade Receivables	*(46,625)*			-	-	-	*(46,625)*	*1,173*	*(45,452)*	-	*(45,452)*	*(73,518)*	*38%*	*38%*
Change in Trade Payables	*39,842*	*(29,952)*	*(7,949)*	-	-	*(37,901)*	*1,941*	*25,589*	*65,431*	*(37,901)*	*27,530*	*76,614*	*-15%*	*-64%*
Net Cash Flow From Operating Activities	**350,560**	**122,000**	**40,043**	**(18,830)**	**-**	**143,213**	**493,773**	**(142,278)**	**208,283**	**143,213**	**351,496**	**(10,867)**	**2017%**	**3335%**
Business Combinations and Investments in Group Companies*	(29,474)	-	-	-	-	-	(29,474)	-	(29,474)	-	(29,474)	(1,533,264)	98%	98%
CAPEX	(177,073)	-	-	-	-	-	(177,073)	(32,465)	(209,538)	-	(209,538)	(297,790)	30%	30%
R&D/Other Intangible Assets	(68,514)	-	-	-	-	-	(68,514)	(17,368)	(85,882)	-	(85,882)	(77,770)	-10%	-10%
Other Cash Inflow / (Outflow)*	(84,199)	-	-	-	-	-	(84,199)	11,457	(72,742)	-	(72,742)	(69,999)	-4%	-4%
Net Cash Flow From Investing Activities	**(359,260)**	**-**	**-**	**-**	**-**	**-**	**(359,260)**	**(38,376)**	**(397,636)**	**-**	**(397,636)**	**(1,978,823)**	80%	80%
Free Cash Flow	**(8,700)**	**122,000**	**40,043**	**(18,830)**	**-**	**143,213**	**134,513**	**(180,654)**	**(189,353)**	**143,213**	**(46,140)**	**(1,989,690)**	**90%**	**98%**
Issue / /Repayment) of Debt	185,721	-	-	-	-	-	185,721	(5,142)	180,579	-	180,579	(192,544)	194%	194%
Capital Grants	1,456	-	-	-	-	-	1,456	-	1,456	-	1,456	2,079	-30%	-30%
Purchase / Sale of Treasury Shares	-	-	-	-	-	-	-	-	-	-	-	(3,459)	-	-
Dividends (Paid) / Received	-	-	-	-	-	-	-	-	-	-	-	10,125	-	-
Other Cash Flows From / (Used in) Financing Activities	-	-	-	-	-	-	-	-	-	-	-	15,172	-	-
Interco transactions and investments in Group and related companies	(180,142)	-	-	-	-	-	(180,142)	180,142	-	-	-	-	-	-
Social Security Credit rights transferred & Others	-	-	-	-	-	-	-	-	-	-	-	(4,866)		
Net Cash Flow From Financing Activities	**7,035**	**-**	**-**	**-**		**-**	**7,035**	**175,000**	**182,035**	**-**	**182,035**	**(173,492)**	**205%**	**205%**
Total Cash Flow	**(1,665)**	**122,000**	**40,043**	**(18,830)**	**-**	**143,213**	**141,548**	**(5,654)**	**(7,318)**	**143,213**	**135,895**	**(2,163,183)**	**100%**	**106%**
Cash and Cash Equivalents at the Beginning of the Year	431,337	-	-	-	-	-	431,337	116,642	547,979	-	547,979	2,675,611	-80%	-80%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	(15,187)	-	-	-	-	-	(15,187)	93	(15,094)	-	(15,094)	35,551	-142%	-142%
Cash and Cash Equivalents at the End of the Period	**414,485**	**122,000**	**40,043**	**(18,830)**	**-**	**143,213**	**557,698**	**111,081**	**525,567**	**143,213**	**668,780**	**547,979**	**-4%**	**22%**

* As of FY23, an amount of EUR37.8m has been reclassified from "Business Combinations in Group Companies" to "Other Cash Inflow / (Outflow)"

FY 2023 Results

- 38 -

GRIFOLS

Financials [unaudited]

Balance Sheet | FY 2023

In thousands of euros

Assets

	December 2023	December 2022
Non-Current Assets	**14,893,429**	**16,880,390**
Goodwill and Other Intangible Assets	10,498,390	10,858,608
Property Plant & Equipment	3,219,621	3,270,937
Investments in Equity Accounted Investees	534,970	1,955,177
Non-Current Financial Assets	340,605	620,745
Other Non-Current Assets	299,843	174,923
Current Assets	**6,432,466**	**4,653,587**
Non-Current Contract Assets Held for Sale	1,433,867	4,969
Inventories	3,444,993	3,201,357
Current Contract Assets	47,751	35,154
Trade and Other Receivables	767,134	738,651
Other Current Financial Assets	140,232	43,663
Other Current Assets	72,922	81,814
Cash and Cash Equivalents	525,567	547,979
Total Assets	**21,325,895**	**21,533,977**

In thousands of euros

Liabilities

	December 2023	December 2022
Equity	**8,010,967**	**8,457,544**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,522,142	4,326,436
Treasury Stock	(152,748)	(162,220)
Current Year Earnings	59,314	208,279
Other Comprehensive Income	406,607	727,111
Non-Controllling Interests	2,145,319	2,327,606
No-Current Liabilities	**11,044,866**	**11,120,586**
Non-Current Financial Liabilities	9,925,505	9,960,562
Other Non-Current Liabilities	1,119,361	1,160,024
Current Liabilities	**2,270,062**	**1,955,847**
Current Financial Liabilities	1,017,402	795,686
Other Current Liabilities	1,252,660	1,160,161
Total Equity and Liabilities	**21,325,895**	**21,533,977**

FY 2023 Results - 39 - GRIFOLS

FY 2023 Results - 40 - Gross Margin to Gross Margin Adjusted excl. Biotest SG&A as & of Sales to SG&A Adjusted as % of Sales excl. Biotest Financials [unaudited] Gross Margin In millions of euros except ratio. Stand-Alone 4Q23 3Q23 2Q23 1Q23 4Q22 3Q22 Net Revenue 1,633,072 1,487,992 1,523,577 1,444,250 1,557,559 1,433,365 Cost of Sales (961,443) (879,989) (936,596) (914,560) (1,001,244) (902,460) Gross Margin Reported 671,629 608,003 586,981 529,689 556,315 530,904 Reestructuring costs 4,438 1,690 1,597 6,572 - - Gross Margin Adjusted 676,067 609,693 588,579 536,261 556,315 530,904 % Net revenue 41.4% 41.0% 38.6% 37.1% 35.7% 37.0% SG&A In millions of euros except ratio. Stand-Alone 4Q23 3Q23 2Q23 1Q23 4Q22 3Q22 Net Revenue 1,633,072 1,487,992 1,523,577 1,444,250 1,557,559 1,433,365 SG&A Reported (319,649) (279,838) (276,281) (389,948) (307,498) (274,580) Reestructuring costs 14,414 (2,458) (2,869) 114,032 - - Transaction costs 19,590 13,804 10,083 905 - - SG&A Adjusted (285,645) (268,492) (269,067) (275,011) (307,498) (274,580) % Net revenue 17.5% 18.0% 17.7% 19.0% 19.7% 19.2%

FY 2023 Results - 41 - EBIT to EBITDA Adjusted excl. Biotest Financials [unaudited] In thousand of euros 285,136 263,468 251,243 75,348 875,195 173,747 - (99,898) (96,336) (94,936) (98,296) (389,466) (102,226) - - - Reported EBITDA 385,034 359,804 346,180 173,644 1,264,662 275,973 % Net revenue 23.6% 24.2% 22.7% 12.0% 20.8% 17.7% Restructuring costs 19,916 - - 139,427 159,343 26,231 Transaction costs 19,590 13,762 9,735 4,515 47,602 696 Diagnostic commercial true-up - - - (18,830) (18,830) - Impairments 1,794 - - - 1,794 2,700 Other non-recurring items - - - - - 10,487 Total adjustments 41,300 13,762 9,735 125,112 189,909 40,114 - - - Adjusted EBITDA 426,334 373,566 355,915 298,756 1,454,572 316,087 % Net revenue 26.1% 25.1% 23.4% 21.0% 24.0% 20.3% Depreciation & Amortization Q4 2023 Q4 2022 OPERATING RESULT (EBIT) Q3 2023 Q2 2023 Q1 2023 FY 2023

FY 2023 Results - 42 - EBIT to EBITDA Adjusted incl. Biotest Financials [unaudited] In thousand of euros 254,785 250,588 243,396 50,629 799,398 176,947 (112,689) (108,976) (107,581) (122,511) (451,757) (117,406) 0 Reported EBITDA 367,474 359,564 350,977 173,140 1,251,156 294,353 % Net revenue 20.8% 22.5% 21.1% 11.1% 19.0% 17.2% Restructuring costs 19,916 - - 139,427 159,343 26,231 Transaction costs 19,590 13,762 9,735 4,515 47,602 696 Diagnostic commercial true-up - - - (18,830) (18,830) - Impairments 1,794 - - - 1,794 2,700 Biotest Next Level project 33,100 - - - 33,100 13,482 Other non-recurring items - - - - - 10,487 Total adjustments 74,400 13,762 9,735 125,112 223,009 53,596 - - - - Adjusted EBITDA 441,874 373,326 360,712 298,252 1,474,166 347,949 % Net revenue 25.0% 23.4% 21.7% 19.3% 22.4% 20.3% Q4 2023 Q3 2023 Q2 2023 Q1 2023 FY 2023 Q4 2022 Depreciation & Amortization OPERATING RESULT (EBIT)

Financials [unaudited]

Leverage Ratio and EBITDA Adjusted LTM as per Credit Agreement

In millions of euros except ratio. Including Biotest	Q4'23	Q3'23	Q2'23	Q1'23	Q4'22	Q3'22	Q2'22
Non-Current Financial Liabilities	9,926	10,299	10,203	9,999	9,961	10,397	10,104
Non-recurrent Lease Liabilities (IFRS16)	(896)	(928)	(890)	(884)	(915)	(1,058)	(1,006)
Current Financial Liabilities	1,017	757	733	761	796	586	484
Recurrent Lease Liabilities (IFRS16)	(101)	(104)	(101)	(99)	(102)	(65)	(62)
Cash and Cash Equivalents	(526)	(484)	(523)	(426)	(548)	(480)	(525)
Net Financial Debt as per Credit Agreement	**9,420**	**9,540**	**9,422**	**9,351**	**9,191**	**9,381**	**8,995**

In million of euros	LTM Q4'23	LTM Q3'23	LTM Q2'23	LTM Q1'23	FY 2022	LTM Q3'22	LTM Q2'22
OPERATING RESULT (EBIT)	**799**	**722**	**672**	**694**	**806**	**668**	**559**
Depreciation & Amortization	(452)	(456)	(454)	(447)	(415)	(399)	(386)
Reported EBITDA	**1,251**	**1,178**	**1,126**	**1,141**	**1,221**	**1,067**	**945**
IFRS 16	(102)	(103)	(101)	(102)	(100)	(91)	(85)
Restructuring costs	159	165	171	174	36	46	40
Transaction costs	48	31	19	28	26	25	29
Cost savings, operating improvements and synergies on a "run rate"	135	121	121	92	100	34	68
Other one-offs	(7)	24	24	4	4	6	6
Total adjustments	**233**	**238**	**234**	**194**	**66**	**20**	**58**
Adjusted EBITDA LTM as per Credit Agreement	**1,484**	**1,416**	**1,360**	**1,335**	**1,287**	**1,087**	**1,003**
Leverage Ratio as per Credit Agreeement	**6.3x**	**6.7x**	**6.9x**	**7.0x**	**7.1x**	**8.6x**	**9.0x**

FY 2023 Results - 43 - GRIFOLS

FY 2023 Results - 44 - Net Revenue Reconciliation at cc excl. Biotest | Q4 2023 Financials [unaudited] In thousands of euros Q4 2023 Q4 2022 % Var Reported Net Revenues 1,633,072 1,557,558 4.8% Variation due to Exchange Rate Effects 97,335 Net Revenues at Constant Currency 1,730,407 1,557,558 11.1% In thousands of euros Q4 2023 Q4 2022 % Var Reported Biopharma Revenues 1,355,945 1,272,125 6.6% Variation due to Exchange Rate Effects 82,000 Reported Biopharma Net Revenues at Constant Currency 1,437,945 1,272,125 13.0% In thousands of euros Q4 2023 Q4 2022 % Var Reported U.S. + Canada Net Revenues 1,005,889 1,043,964 (3.6%) Variation due to Exchange Rate Effects 71,524 Reported U.S. + Canada Net Revenues at Constant Currency 1,077,413 1,043,964 3.2% In thousands of euros Q4 2023 Q4 2022 % Var Reported EU Net Revenues 269,587 217,508 23.9% Variation due to Exchange Rate Effects 978 Reported EU Net Revenues at Constant Currency 270,565 217,508 24.4% In thousands of euros Q4 2023 Q4 2022 % Var Reported ROW Net Revenues 357,596 296,086 20.8% Variation due to Exchange Rate Effects 24,833 Reported ROW Net Revenues at Constant Currency 382,429 296,086 29.2%

FY 2023 Results - 45 - Net Revenue Reconciliation at cc excl. Biotest | FY 2023 Financials [unaudited] In thousands of euros 2023 2022 % Var Reported Net Revenues 6,088,892 5,702,728 6.8% Variation due to Exchange Rate Effects 133,233 Net Revenues at Constant Currency 6,222,125 5,702,728 9.1% In thousands of euros 2023 2022 % Var Reported Biopharma Revenues 5,055,215 4,644,143 8.9% Variation due to Exchange Rate Effects 111,706 Reported Biopharma Net Revenues at Constant Currency 5,166,921 4,644,143 11.3% In thousands of euros 2023 2022 % Var Reported U.S. + Canada Net Revenues 3,897,511 3,853,488 1.1% Variation due to Exchange Rate Effects 88,993 Reported U.S. + Canada Net Revenues at Constant Currency 3,986,504 3,853,488 3.5% In thousands of euros 2023 2022 % Var Reported EU Net Revenues 990,925 851,795 16.3% Variation due to Exchange Rate Effects 969 Reported EU Net Revenues at Constant Currency 991,894 851,795 16.4% In thousands of euros 2023 2022 % Var Reported ROW Net Revenues 1,200,455 997,445 20.4% Variation due to Exchange Rate Effects 43,271 Reported ROW Net Revenues at Constant Currency 1,243,726 997,445 24.7%

Financials [unaudited]

Net Revenue Reconciliation at cc incl. Biotest | Q4 2023

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Net Revenues	1,769,550	1,712,744	3.3%
Variation due to Exchange Rate Effects	96,978		
Net Revenues at Constant Currency	**1,866,528**	**1,712,744**	**9.0%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Biopharma Net Revenues	1,492,423	1,427,311	4.6%
Variation due to Exchange Rate Effects	81,643		
Reported Biopharma Net Revenues at Constant Currency	**1,574,066**	**1,427,311**	**10.3%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Diagnostic Net Revenues	172,498	172,236	0.2%
Variation due to Exchange Rate Effects	10,731		
Reported Diagnostic Net Revenues at Constant Currency	**183,229**	**172,236**	**6.4%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Bio Supplies Net Revenues	41,285	49,309	(16.3%)
Variation due to Exchange Rate Effects	2,470		
Reported Bio Supplies Net Revenues at Constant Currency	**43,755**	**49,309**	**(11.3%)**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported Others & Intersegments Net Revenues	63,344	63,888	(0.9%)
Variation due to Exchange Rate Effects	2,134		
Reported Other & Intersegments Net Revenues at Constant Currency	**65,478**	**63,888**	**2.5%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported U.S. + Canada Net Revenues	1,005,889	1,043,964	(3.6%)
Variation due to Exchange Rate Effects	71,524		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,077,413**	**1,043,964**	**3.2%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported EU Net Revenues	338,972	290,538	16.7%
Variation due to Exchange Rate Effects	722		
Reported EU Net Revenues at Constant Currency	**339,694**	**290,538**	**16.9%**

In thousands of euros	Q4 2023	Q4 2022	% Var
Reported ROW Net Revenues	424,689	378,242	12.3%
Variation due to Exchange Rate Effects	24,732		
Reported ROW Net Revenues at Constant Currency	**449,421**	**378,242**	**18.8%**

FY 2023 Results - 46 - GRIFOLS

Financials [unaudited]

Net Revenue Reconciliation at cc incl. Biotest | FY 2023

In thousands of euros	2023	2022	% Var
Reported Net Revenues	6,591,977	6,063,967	8.7%
Variation due to Exchange Rate Effects	133,610		
Net Revenues at Constant Currency	**6,725,587**	**6,063,967**	**10.9%**

In thousands of euros	2023	2022	% Var
Reported Biopharma Net Revenues	5,558,301	5,005,382	11.0%
Variation due to Exchange Rate Effects	112,083		
Reported Biopharma Net Revenues at Constant Currency	**5,670,384**	**5,005,382**	**13.3%**

In thousands of euros	2023	2022	% Var
Reported Diagnostic Net Revenues	670,269	671,292	(0.2%)
Variation due to Exchange Rate Effects	16,517		
Reported Diagnostic Net Revenues at Constant Currency	**686,786**	**671,292**	**2.3%**

In thousands of euros	2023	2022	% Var
Reported Bio Supplies Net Revenues	159,957	146,076	9.5%
Variation due to Exchange Rate Effects	2,655		
Reported Bio Supplies Net Revenues at Constant Currency	**162,612**	**146,076**	**11.3%**

In thousands of euros	2023	2022	% Var
Reported Others & Intersegments Net Revenues	203,450	241,217	(15.7%)
Variation due to Exchange Rate Effects	2,354		
Reported Other & Intersegments Net Revenues at Constant Currency	**205,804**	**241,217**	**(14.7%)**

In thousands of euros	2023	2022	% Var
Reported U.S. + Canada Net Revenues	3,898,961	3,855,607	1.1%
Variation due to Exchange Rate Effects	88,993		
Reported U.S. + Canada Net Revenues at Constant Currency	**3,987,954**	**3,855,607**	**3.4%**

In thousands of euros	2023	2022	% Var
Reported EU Net Revenues	1,255,927	1,032,211	21.7%
Variation due to Exchange Rate Effects	749		
Reported EU Net Revenues at Constant Currency	**1,256,676**	**1,032,211**	**21.7%**

In thousands of euros	2023	2022	% Var
Reported ROW Net Revenues	1,437,089	1,176,149	22.2%
Variation due to Exchange Rate Effects	43,868		
Reported ROW Net Revenues at Constant Currency	**1,480,957**	**1,176,149**	**25.9%**

FY 2023 Results - 47 - GRIFOLS

FY 2023 Results - 48 - Definition of Non-GAAP Measures and Constant Currency Annex • Adjusted EBITDA is defined as EBITDA, excluding one-offs and items related to unique events and are not expected to be repeated periodically and not, including restructuring and transaction costs. It provides a useful measure for period-to-period comparisons of the business, as it is not indicative of Grifols’ ongoing operating performance. • Adjusted EBITDA LTM as per Credit Agreement is defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity-accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write-offs, write-downs, and other non-cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non-recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring and “carveout” expenses, (xii) any costs and expenses relating to the Issuer’s potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a “run rate” basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non-recurring gains, (iii) any income or gains on ordinary course hedging obligations (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity-accounted investee, in each case, for the last 12 months. • Adjusted EBITDA LTM is defined as Adjusted EBITDA related to the last 12 months. • Adjusted Gross Margin is defined as gross margin, excluding the effect of non-cash expenses and non-recurring items not indicative of our ongoing operating performance, including restructuring and transaction costs. • Adjusted Selling general and administrative expenses (SG&A) comprise all direct and indirect selling costs, operational overhead costs, and administrative expenses unrelated to production excluding the effect of non-cash expenses and non-recurring items not indicative of our ongoing operating performance, including restructuring and transaction costs.

FY 2023 Results - 49 - Definition of Non-GAAP Measures and Constant Currency Annex • Constant currency (cc) excludes exchange rate fluctuations over the period. • EBIT measures profitability and reflects earnings before accounting for interest expenses and income taxes. EBIT is calculated by subtracting a company's operating and operating expenses from its total revenue. • EBITDA is defined as operating result (EBIT), excluding depreciation of property, plant and equipment, depreciation of right-of-use assets, amortization of intangible assets, and impairments of property, plant and equipment, right-of-use assets and of intangible assets. It is used to evaluate the company's results over time, allowing it to be compared with other companies in the sector. • EBITDA LTM is defined as EBITDA related to the last 12 months. • Impairment is defined as a permanent reduction in the value of the company asset. It may be a fixed asset or an intangible asset. • Last twelve months (LTM) • Net financial debt as per the Credit Agreement is the definition stated in Grifols´s Credit Agreement and it is defined as the amount by which Grifols's total financial liabilities exceed its total financial assets, including cash and cash equivalents. It excludes the impact of IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases.

FY 2023 Results - 50 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 29, 2024